06016410

4/14

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Reliance Natural Resources Limited

*CURRENT ADDRESS: H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai. 400 710
India

**FORMER NAME: ____________

**NEW ADDRESS: ____________

PROCESSED
AUG 31 2006
THOMSON
FINANCIAL

FILE NO. 82- 35009 FISCAL YEAR ____________

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/16/06

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6268 Fax: 022- 3037 6622, Website: www.rnrl.in

RECEIVED
2006 APR 14 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 3, 2006

ORIGINAL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Natural Resources Limited, a company incorporated under the laws of India ("RNRL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RNRL among others, RIL disposed of its gas based business to RNRL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, RNRL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RNRL for every one share held in RIL,. as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RNRL in the same proportion and manner that such shareholders held shares in RIL. RNRL was listed on the Bombay Stock Exchange and National Stock Exchange of India on March 6, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive RNRL shares pursuant to the Scheme. In accordance with the Scheme, RNRL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that RNRL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RNRL since January 1, 2006.

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6268 Fax: 022- 3037 6622, Website: www.rnrl.in

April 3, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

ORIGINAL

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Natural Resources Limited, a company incorporated under the laws of India ("RNRL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RNRL among others, RIL disposed of its gas based business to RNRL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, RNRL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RNRL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RNRL in the same proportion and manner that such shareholders held shares in RIL. RNRL was listed on the Bombay Stock Exchange and National Stock Exchange of India on March 6, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive RNRL shares pursuant to the Scheme. In accordance with the Scheme, RNRL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that RNRL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RNRL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in Exhibit A promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, RNRL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of RNRL equity shares, par value rupees 5.00 per share (the "Equity Shares"), currently resident in the US is 592. Pursuant to the Scheme, such US residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by RNRL in the US.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by RNRL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours
For Reliance Natural Resources Limited

Ashish Karyekar
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RECEIVED
2008 APR 14 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	Notice to Shareholders seeking approval by way of Postal Ballot Notice to Shareholders convening Extraordinary General Meeting.	Annexure - 1 (a) Annexure - 1 (b)
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	No Event	

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	No Event	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	No Event	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Announcement for schedule of listing of Company's Shares on domestic Stock Exchanges b. Intimation of the Board meeting to consider issue of equity/equity related securities c. Intimation regarding the Board decision to approve issue of equity/equity related securities d. Intimation of approval of resolutions by shareholders through postal ballot e. Intimation of Key changes	Annexure 2 (a) to (e)
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event	
10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report	Stock Exchange	Within 15 days of	No Event	

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
		on Compliance with the Corporate Governance Guidelines		the close of quarter		
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	Annexure 3
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	No Event	
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	stock exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a) Disclosure under Regulation 13(6) of the SEBI (Prohibition of the Insider Trading) Regulation, 1992. b) Initial disclosures of Shareholding received from Directors/Officers of the Company	Annexure 4(i) and 4(ii) Annexure 4A
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	stock exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	Annexure 5
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	No Event	

Annexure - 1 (a)

RELIANCE NATURAL RESOURCES LIMITED

Regd. Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, to the Members of Reliance Natural Resources Limited for passing the following resolutions through Postal Ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 (including any statutory modification or re-enactment thereof for the time being in force):

Special Business

1. **Increase in the Authorised Share Capital and Alteration of the Memorandum of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 650,00,00,000 (Rupees Six Hundred Fifty Crore) divided into 130,00,00,000 (One hundred Thirty Crore) equity shares of Rs. 5 (Rupees Five) each be and is hereby increased to Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to decide on the extent of variation in such rights and to classify and re-classify from time to time such shares into any class of shares.

RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following Clause V:

V. The Authorised Share Capital of the Company is Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to increase or reduce the capital of the Company and/or the nominal value of the shares and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions with or without voting rights, as may be determined by or in accordance with the Articles of Association of the Company or as may be decided by the Board of Directors or the Company in General Meeting, as applicable, in conformity with the provisions of the Act and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions and to consolidate or sub-divide the shares and to issue shares of higher or lower denominations in such manner as may for the time being be provided by the Articles of Association of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

2. **Increase in the Authorised Share Capital and Alteration of the Articles of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 3 with the following Article:

3. The Authorised Share Capital of the Company is Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to increase or reduce the capital of the Company and/or the nominal value of the shares and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions with or without voting rights, as may be determined by or in accordance with the Articles of Association of the Company or as may be decided by the Board of Directors of the Company in General Meeting, as applicable, in conformity with the provisions of the Act and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions and to consolidate or sub-divide the shares and to issue shares of higher or lower denominations in such manner as may for the time being be provided by the Articles of Association of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

3. **Issue of Securities under Employees Stock Option Scheme**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution**:

"RESOLVED that pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines, prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions, as may be required, and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be

deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Company, to create, offer, issue and allot, to or for the benefit of such person(s) as are in the permanent employment and the Directors (including the whole-time Directors) of the Company, at any time, equity shares of the Company and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity linked securities and/or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of the grant of option(s) under Reliance Natural Resources Employees Stock Option Scheme (ESOS), as placed at the Meeting.

RESOLVED FURTHER that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Company.

RESOLVED FURTHER that ESOS may be operated by the Trustees of any ESOS Trust(s) established by the Company and containing such terms as the Board while establishing the trust(s) deem appropriate.

RESOLVED FURTHER that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, or for the purpose of settling any ESOS Trust(s), the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) (including to amend or modify any of the terms of such issue or allotment), as it may, in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members.

RESOLVED FURTHER that the Board be and is hereby authorised to vary or modify the terms of ESOS in accordance with any guidelines or regulations that may be issued, from time to time, by any appropriate authority unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including the whole-time Directors).

RESOLVED FURTHER that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors, or Chairman of the Company."

4. **Increase in Borrowing Limits**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee which the Board may constitute for this purpose), be and is hereby authorised, in accordance with Section 293(1)(d) of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and the Articles of Association of the Company, to borrow any sum or sums of money (including non fund based facilities) from time to time at their discretion, for the purpose of the business of the Company, from any one or more Banks, Financial Institutions and other persons, firms, bodies corporate, notwithstanding that the monies to be borrowed together with the monies already borrowed by the Company (apart from temporary loans obtained from the Company's Bankers in the ordinary course of business) may, at any time, exceed upto a sum of Rs. 10,000 crore (Rupees Ten Thousand crore) over and above the aggregate of the then paid up capital of the Company and its free reserves (that is to say reserves not set apart for any specific purpose) and that the Board of Directors be and is hereby empowered and authorised to arrange or fix the terms and conditions of all such monies to be borrowed from time to time as to interest, repayment, security or otherwise as they may, in their absolute discretion, think fit.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

5. **Creation of Charge**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT the consent of the Company be and is hereby granted in terms of Section 293(1)(a) and all other applicable provisions of the Companies Act, 1956, (including any statutory modification or re-enactment thereof, for the time being in force), to the Board of Directors(hereinafter referred to as "the Board" which term shall be deemed to include any Committee which the Board may constitute for this purpose) to mortgage and/or charge, in addition to the mortgages/charges created/to be created by the Company, in such form and manner and with such ranking and at such time and on such terms as the Board may determine, on all or any of the moveable and/or immoveable properties of the Company, both present and future and/or the whole or any part of the undertaking(s) of the Company together with the power to take over the management of the business and concern of the Company in certain events of default, in favour of the Lender(s), Agent(s) and Trustee(s)/Trustee(s), for securing the borrowings availed/to be availed by the Company and/or any of the Company's holding / subsidiary / affiliate / associate company, by way of loan(s) (in foreign currency and/or rupee currency) and Securities (comprising fully/partly Convertible Debentures and/or Non Convertible Debentures with or without detachable or non-detachable Warrants and/or secured premium notes and/or floating rates notes/bonds or other debt instruments), issued/to be issued by the Company, from time to time, subject to the limits approved under Section 293(1)(d) of the Companies Act, 1956, together with interest at the respective agreed rates, additional interest, compound interest in case of default, accumulated interest, liquidated damages, commitment charges, premia on prepayment, remuneration of the Agent(s)/Trustees, premium (if any) on redemption, all other costs, charges and expenses, including any increase as a result of devaluation / revaluation / fluctuation in the rates of exchange and all other

monies payable by the Company in terms of the Loan Agreement(s)/Heads of Agreement(s), Debenture Trust Deed(s) or any other document, entered into/to be entered into between the Company and the Lender(s)/Agent(s) and Trustee(s) / Trustee(s), in respect of the said loans / borrowings / debentures and containing such specific terms and conditions and covenants in respect of enforcement of security as may be stipulated in that behalf and agreed to between the Board of Directors or Committee thereof and the Lender(s)/ Agent(s)and Trustee(s) /Trustee(s).

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or its duly constituted Committee be and are hereby authorised to finalise, settle and execute such documents/ deeds/writings/papers/ agreements as may be required and do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in regard to creating mortgages/charges as aforesaid."

6. **Payment of Commission to Non-Executive Director(s)**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all permissions, sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole time employment nor managing director(s), in accordance with and upto the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act, for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and upto such extent as the Remuneration Committee of the Board may, from time to time, determine.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

7. **Raising of Resources through Issue of Securities in the International Markets**

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution**:

"(a) RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and the Articles of Association of the Company and the Listing Agreements with the Stock Exchanges and subject to the provisions of the applicable rules, regulations, guidelines or laws and/or any approval, consent, permission or sanction of the Central Government, Reserve Bank of India and any other appropriate authorities, institutions or Bodies (hereinafter collectively referred to as the "appropriate authorities"), and subject to such conditions as may be prescribed by any one of them while granting any such approval, consent, permission, and / or sanction (hereinafter referred to as the "requisite approvals"), which may be agreed to by the Board of Directors of the Company (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution), the Board be and is hereby authorised to issue, offer and allot, in International offerings any securities including Global Depositary Receipts and / or American Depositary Receipts convertible into equity shares, preference shares whether Cumulative / Redeemable / Convertible at the option of the Company and / or the option of the holders of the security and / or securities linked to equity shares / preference shares and / or any instrument or securities representing convertible securities such as convertible debentures, bonds or warrants convertible into depositary receipts underlying equity shares/ equity shares / preference shares, (hereinafter referred to as the "Securities") to be subscribed by foreign / domestic investors/institutions and / or corporate bodies/entities including mutual funds, banks, insurance companies and / or individuals or otherwise, whether or not such persons/entities/investors are Members of the Company whether in one or more currency, such issue and allotment to be made at such time or times in one or more tranche or tranches, at par or at such price or prices, and on such terms and conditions and in such manner as the Board may, in its absolute discretion think fit, in consultation with the Lead Managers, Underwriters, Advisors or other intermediaries provided however that the issue of securities as above shall not result in increase of the issued and subscribed equity share capital of the Company by more than 25% of the then issued and outstanding equity shares.

(b) RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible.

(c) RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets.

(d) RESOLVED FURTHER that the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide

for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets.

(e) RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws.

(f) RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document.

(g) RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law.

(h) RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit.

(i) RESOLVED FURTHER THAT for the purpose aforesaid, the Board be and is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilisation of the issue proceeds including but without limitation to the creation of such mortgage / charge under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise or in the borrowing of loans as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

(j) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or the Chairman or any other Officers / Authorised Representatives of the Company to give effect to the aforesaid resolution."

8. **Increase in limits for FII Investment**

To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to applicable provisions of the Foreign Exchange Management Act, 1999 (FEMA), the Companies Act, 1956 and all other applicable rules, regulations, guidelines and laws (including any statutory modification or re-enactment thereof for the time being in force) and subject to all requisite approvals, permissions and sanctions and subject to such conditions as may be prescribed by any of the concerned authorities while granting such approvals, permissions, sanctions, which may be agreed to by the Board of Directors of the Company and/or a duly authorised Committee thereof for the time being exercising the powers conferred by the Board of Directors (hereinafter referred to as "the Board"), the consent of the Company be and is hereby accorded for investments by Foreign Institutional Investors including their sub-accounts (hereinafter referred to as "the FIIs"), in the shares or debentures convertible into shares of the Company, by purchase or acquisition from the market under the Portfolio Investment Scheme under FEMA, subject to the condition that the total holding of all FIIs put together shall not exceed 74 (seventy four) per cent of the paid up equity share capital or paid up value of the respective series of the convertible debentures of the Company as may be applicable or such other maximum limit as may be prescribed from time to time.

RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds, matters and things and execute all documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

9. **Appointment of Manager**

To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT in accordance with the provisions of Sections 198, 269, 387 and all other applicable provisions, if any, read with Schedule XIII to the Companies Act 1956, and subject to all such sanctions, as may be necessary, the consent of the Company be and is hereby accorded to the appointment of Shri Ashish Karyekar as the Manager of the Company for a period of 05 (five) years commencing from February 8, 2006 on the terms and conditions including remuneration set out in the Agreement to be entered into between the Company and Shri Ashish Karyekar, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers including powers conferred by this resolution) to alter and vary the terms and conditions of the said appointment and/or Agreement, as may be agreed to between the Board and Shri Ashish Karyekar, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 or any amendments thereto.

RESOLVED FURTHER THAT in the event of loss or inadequacy of profits in any financial year during the currency of tenure of Shri Ashish Karyekar, as Manager, the remuneration and perquisites set out as aforesaid be paid or granted to him as minimum remuneration and perquisites provided that the total remuneration by way of salary, perquisites and other allowances shall not exceed the applicable

ceiling limit in terms of Schedule XIII to the said Act as may be amended from time to time or any equivalent statutory re-enactment thereof for the time being in force.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

10. **Shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa**

To consider and, if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to the provisions of Section 17 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and subject to confirmation of the Company Law Board the existing Clause II in the Memorandum of Association of the Company be substituted as under:

II. The Registered Office of the Company will be situated in the State of Goa.

RESOLVED FURTHER THAT on the confirmation by the Company Law Board, the Registered Office of the Company be transferred from the State of Maharashtra to the State of Goa.

RESOLVED FURTHER THAT effect may be given to this resolution, at such time and in such manner as the Board of Directors of the Company considers appropriate and the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions, as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Mumbai, February 20, 2006

By Order of the Board
For Reliance Natural Resources Limited

Ashish Karyekar
Dy. Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 setting out material facts is annexed hereto.
2. The Board of Directors at its meeting held on February 8, 2006 has appointed Shri Anil Lohia, Chartered Accountant as the Scrutinizer to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.
3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer on or before March 29, 2006 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman of the Company after completion of the scrutiny and the results of postal ballot will be announced on Friday, March 31, 2006, at the Registered Office of the Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 at 5.00 p.m.
4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturdays between 11.00 a.m. and 1.00 p.m., up to March 29, 2006.

Explanatory Statement under Sections 173(2) and 192A(2) of the Companies Act, 1956.

Item Nos. 1 & 2 - Increase in the Authorised Share Capital

The Company, in order to meet its growth objectives and to strengthen its financial position, may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 650 crore to Rs. 1,500 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the authorised share capital and for the alteration of capital clause of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommend the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolutions.

Item No 3 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board has identified the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under Employee Stock Option Scheme (ESOS).

In view of the above, the Board has formulated an ESOS in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five percent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS. The Board has accordingly decided to seek the approval of the Members for the same.

The salient features of the ESOS are set out below:

Total number of options/shares that could be issued under ESOS: Upto five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s) to Eligible Employee [being employee/Director (including whole-time Director) of the Company, its subsidiary companies and holding company, if any].

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date of the Meeting of the Board/Committee approving the grant of option(s).

Eligibility for grant of options:

(a) Persons as are in the permanent employment of the Company, its subsidiary companies and holding company in such grade and with such experience / association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company, its subsidiary companies and holding company at any time.

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period shall commence on the expiry of one year from the Grant Date and may extend up to four years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in tranches subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the employees/Directors and their continued employment with the Company, as the case may be, unless such employment is discontinued on account of death, permanent/total disability or on retirement.

If the employee/Director (including whole-time Director) voluntarily terminates employment with the Company, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the employee/Director (including whole-time Director) of the Company who has resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which options are granted or at such price as the Board/Committee may determine on the date(s) of grant of option(s).

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the employees and the Directors (including whole-time Directors) under ESOS based on evaluation of the employees/Directors on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options granted to any Eligible Employee in a year will not exceed 0.05% of the issued equity shares of the Company at the time of granting of the options. The aggregate of all such options granted shall not exceed five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s).

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company follows the intrinsic value method for computing the compensation cost, if any, for the options granted. The difference between the compensation cost so calculated and compensation cost that would have been recognised if the Company had used fair value method and its impact on the profits and earnings per share would be disclosed in the Directors' Report. The fair value would be determined using the Black-Scholes model.

In terms of the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS, not exceeding in aggregate, five per cent of the number of issued equity shares of the Company, from time to time, as on the date(s) of grant of option(s) under ESOS.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including whole-time Directors).

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

All the Directors of the Company except Shri Anil D. Ambani may be deemed to be concerned or interested in this resolution to the extent of the benefit they may derive under ESOS.

Item No. 4 - Increase in Borrowing Limits

In terms of the provisions of Sections 293(1)(d) of the Companies Act, 1956, the Board of Directors of the Company, cannot except with the consent of the Company in general meeting, borrow moneys, apart from temporary loans obtained from the Company's bankers in the ordinary course of business, in excess of aggregate of the paid up capital and its free reserves that is to say reserves not set apart for any specific purpose.

Keeping in view the Company's business requirements and its growth plans, it is considered desirable to increase the said borrowing limits.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No 5 - Creation of Charge

The borrowings by a Company, in general, is required to be secured by mortgage or charge on all or any of the movable or immovable properties of the Company in such form, manner and ranking as may be determined by the Board of Directors of the Company from time to time, in consultation with the lender(s).

The mortgage and/or charge on any of the movable and/or immovable properties and/or the whole or any part of the undertaking(s) of the Company, to secure borrowings of the Company or of any of its holding, subsidiary, affiliate or associate company, with a power to the charge holders to take over the management of the business and concern of the Company in certain events of default, may be regarded as disposal of the Company's undertaking(s) within the meaning of Section 293(1)(a) of the Companies Act, 1956. Hence, it is necessary for the Members to pass a resolution under the said Section.

The Board of Directors accordingly recommend the resolution set out at Item No. 5 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 6 - Payment of Commission to Non-Executive Directors

The Board at its meeting held on February 8, 2006 adopted the "Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct" which emphasises Company's adherence to the globally acclaimed best corporate governance principles. The said principles, inter alia, envisage a performance driven remuneration policy.

The Chairman and the non executive Directors are required to devote more time and attention, more so with the requirements of the revised Corporate Governance Policies. The Board therefore recognizes the need to suitably remunerate the Director(s) of the Company who are neither in the whole time employment nor managing director(s) with such commission upto a ceiling of 1% (if the Company has a managing or whole time director or manager) or 3% (if the Company has no managing or whole time director or manager) of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission will be apportioned amongst the non executive Directors including Chairman commensurate with their respective performance, which will be adjudged by the Remuneration Committee of the Board, based on pre-defined qualitative and quantitative parameters.

The Board of Directors accordingly recommend the resolution set out at Item No. 6 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

All the non executive Directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No. 7 - Raising of Resources through Issue of Securities in the International Markets

The Company, in order to enhance its global competitiveness, and increase the ability to compete with the peer group in domestic and international markets, needs to strengthen its financial position by augmenting long term resources. To achieve the significant competitive advantages, through easy access to large amounts of international capital, with extended maturities, at optimal costs, the Company may need to issue Securities in the international markets, as contemplated in the resolution and as may be decided by the Board and found to be expedient and in the interest of the Company.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law.

The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency, such that the Securities to be issued shall not result in increasing the then issued and outstanding equity shares of the Company by more than 25%. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers,

Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommend the resolution set out at Item No. 7 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 8 - Increase in limits for FII Investment

The foreign institutional investors (FIIs) have assumed a crucial role in the Indian capital market. It is proposed to facilitate greater FII investment in the Company, which would not only provide depth and liquidity to the Company's shares but will also reflect the Company's commitment to the highest standards of disclosures, transparency, and corporate governance, its operational efficiencies, global competitiveness, and proven management track record, which are the preferred investment qualifications for FIIs.

In terms of the provisions of Portfolio Investment Scheme under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, the Foreign Institutional Investors (FIIs) may invest in the equity shares / convertible debentures up to the sectoral cap / statutory limit as applicable to the Indian companies, subject to the approval of the Board of Directors and approval of Members of the Company by way of a special resolution.

The Board of Directors of the Company at its meeting held on February 8, 2006, inter alia, proposed, subject to the approval of Members by way of a special resolution, to enhance the said FII investment limit to 74 per cent of the paid up Equity Capital or paid-up value of the respective series of the convertible Debentures of the Company.

The resolution set out at Item No. 8 of the accompanying Notice will enable the FIIs, who are considered to be prudent investors, to acquire shares of the Company through authorised dealers within the revised ceiling under the Portfolio Investment Scheme of the Reserve Bank of India.

The Board of Directors accordingly recommend the resolution set out at Item No. 8 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 9 - Appointment of Manager

The Board of Directors of the Company at their meeting held on February 8, 2006, have, subject to the approval of the Members in general meeting and the Central Government, if required, appointed Shri Ashish Karyekar as Manager of the Company for a period of 05 (five) years commencing from February 8, 2006 on the remuneration determined by the Remuneration Committee of the Board of Directors. Shri Ashish Karyekar aged 34 years is a commerce and law graduate and an associate member of the Institute of Company Secretaries of India. He has over ten years of experience in corporate secretarial, legal, finance and managerial functions. The remuneration payable to and the terms of appointment of Shri Ashish Karyekar as Manager of the Company during the tenure of his appointment will comprise salary, allowances and the other perquisites, the aggregate monetary value of such salary, allowances and perquisites being limited to Rs. 9,00,000 (Rupees nine lakhs) per annum. The perquisites and allowances payable to Shri Ashish Karyekar will include Company owned / Leased Accommodation or House Rent allowance in lieu thereof, medical reimbursements, leave travel concession for self and his family including dependants; medical insurance and such other perquisites and / or allowances within the amount specified above. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income Tax Act, 1961 or any Rules thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). However Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent these singly or together are not taxable under the Income Tax Act, 1961 and Gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company, shall not be included in the computation of limits for the remuneration. In addition to the above, Shri Ashish Karyekar shall also be eligible to an annual increment not exceeding 15% on the last drawn salary, perquisites and allowances during his tenure as Manager. Shri Ashish Karyekar fulfils the conditions for eligibility contained in Part I of Schedule XIII to the Companies Act, 1956. The terms and conditions of appointment and payment of remuneration are set out in the Agreement to be entered into between the Company and Shri Ashish Karyekar. The Board or any Committee thereof, subject to requisite approval(s), if necessary, is entitled and authorised to revise at any time, the salary, allowances and perquisites payable to the Manager of the Company such that the overall remuneration payable to the Manager of the Company shall not exceed the limits specified above. Either party may terminate the aforesaid Agreement by giving three months prior notice of termination in writing to the other party.

The draft Agreement to be entered into between the Company and Shri Ashish Karyekar is available for inspection at the Registered Office of the Company on all working days except Saturdays between 11.00 a.m. and 1.00 p.m. upto March 29, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 9 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 10 - Shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa

The Registered Office of the Company is presently situated in the State of Maharashtra. As a measure of rationalisation, it is proposed to shift the Registered Office from the State of Maharashtra to the State of Goa.

Section 17 of the Companies Act, 1956 provides that for the shifting the Registered Office of the Company from one State to another, approval of the members by way of Special Resolution and confirmation by the Company Law Board is required. Further, pursuant to Section 192A of the Companies Act, 1956, such Special Resolution is required to be passed by means of a postal ballot.

The Board of Directors accordingly recommend the resolution set out at Item No. 10 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Mumbai, February 20, 2006

By Order of the Board
For Reliance Natural Resources Limited

Ashish Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

NOTICE

Notice is hereby given that an Extraordinary General Meeting of the Members of **Reliance Natural Resources Limited** will be held on Friday, the 14th day of April, 2006 at 11.00 a.m at Shri Bhaidas Maganlal Sabhagriha, U-1, Juhu Development Scheme, Vile Parle (West), Mumbai 400 056, to transact the following Special Business:

SPECIAL BUSINESS

To consider and if thought fit to pass, with or without modifications, the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with the Stock Exchanges where the shares of the Company are listed and subject to any approval, consent, permission and / or sanction of the appropriate authorities (hereinafter collectively referred to as "the appropriate authorities"), and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission, and / or sanction (hereinafter referred to as "the requisite approvals"), and which may be agreed to by the Board of Directors of the Company (hereinafter called 'the Board' which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorised to create, offer, issue and allot, from time to time in one or more tranches, Equity Shares and/or warrants entitling to apply for equity shares or other securities convertible into or exchangeable with equity shares (hereinafter referred to as the "Securities") to be subscribed by domestic / foreign institutions, institutional investors, banks, mutual funds, insurance companies, bodies corporate, individuals or other entities, whether or not such investors are Members of the Company, under a preferential issue through offer letter and/or circular and/or information memorandum and/or such other documents / writings, in such a manner and on such terms and conditions as may be determined by the Board in its absolute discretion, provided that the price of the equity shares so issued shall not be less than Rs. 25.65 (including a premium of Rs. 20.65) per equity share of Rs.5 each being the price with respect to the Relevant Date i.e. March 15, 2006, as prescribed under the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 and the aggregate amount of the Securities so issued shall not exceed Rs. 1,100 crore.

RESOLVED FURTHER THAT the equity shares allotted in terms of this resolution shall rank pari passu in all respects with the then existing equity shares of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorised on behalf of the Company to take all actions and do all such deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient to the issue or allotment of aforesaid Securities and listing thereof with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in the proposed issue, offer and allotment of any of the said Securities, utilisation of the issue proceeds and to do all acts, deeds and things in connection therewith and incidental thereto as the Board in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred, to any Committee of Directors or the Chairman or any other Director(s) or officer(s) of the Company to give effect to the aforesaid resolution."

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

By order of the Board of Directors

Ashish Karyekar
Dy. Company Secretary and Manager

Mumbai, March 15, 2006

Notes:

1. **A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of himself and a proxy need not be a Member of the Company. The instrument appointing a proxy should, however, be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting.**
2. The Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 setting out the material facts is annexed hereto.
3. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days except Sundays between 11.00 a.m. and 1.00 p.m., upto the date of the ensuing Extraordinary General Meeting.
4. Members / Proxies should fill the Attendance Slip for attending the Meeting. Members who hold shares in dematerialised form are requested to bring their Client ID and DP ID numbers for easy identification for attendance at the Meeting.
5. Members are informed that in case of joint holders attending the Meeting, only such joint holder who is higher in order of the names will be entitled to vote.

ANNEXURE TO NOTICE

Explanatory Statement Pursuant to Section 173(2) of the Companies Act, 1956 to the accompanying Notice

The Company aims to actively pursue growth opportunities in the fast growing energy utility sector, to become a fully functional and diverse energy utility and fuel resource enterprise.

The Company in order to strengthen its financial position and net worth, plans to augment long term resources up to Rs. 1,100 crore. For this purpose, and for general corporate purposes including investments, as may be decided by the Board in the best interests of the Company, it is proposed to issue equity shares / other securities convertible into / exchangeable with the equity shares of the Company, to Anadha Enterprise Private Limited ("AEPL"), a company owned and controlled by Shri Anil Dhirubhai Ambani and his associates, as per details given below, on a preferential allotment basis, in terms of the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as the "Preferential Issue Guidelines"), including any statutory modification or re-enactment thereof for the time being in force.

Shri Anil Dhirubhai Ambani, the Chairman and Promoter of the Company has expressed his commitment to the Company's rapid growth, and to maximise overall value for all shareholders. The Company is expected to immensely benefit with the financial and business expertise and acumen of Shri Anil Dhirubhai Ambani. The proposed issue of securities will strengthen the capital base, and will also lead to substantial increase in net worth and corresponding borrowing ability of the Company. It may be noted that the company's existing shares were distributed free of cost to all Reliance Shareholders as part of the recent restructuring of the Reliance Group.

The details of the issue and other particulars as required in terms of the Preferential Issue Guidelines are given as under:

(i) **Securities to be issued**: The resolution set out in the accompanying Notice is an enabling resolution, entitling the Board to issue equity shares or other securities convertible into or exchangeable with the equity shares as may be deemed appropriate in the best interests of the Company.

(ii) **Pricing of Equity Shares**: Each equity share of the face value of Rs. 5, including the equity shares arising out of the exercise of option attached with warrants or other securities shall be issued at a price not less than Rs. 25.65 (including a premium of Rs.20.65) per equity share. Such price has been arrived at with respect to the Relevant Date i.e. March 15, 2006, as prescribed under the said Preferential Issue Guidelines.

(iii) **Terms of Warrants**: The Board may allot warrants at a price not being less than Rs.25.65 per warrant, which will entitle the holder to subscribe for one equity share of the face value of Rs.5, at a price not less than Rs.25.65 (including a premium of Rs.20.65) per equity share of the Company against each warrant. An amount, as may be decided by the Board of Directors, not being less than 10% of the issue price (i.e. not being less than Rs. 2.57 per warrant) shall be payable upon subscription of the warrants. The warrants would be allotted on the following terms:

- The holder of warrants will have an option to apply for and be allotted 1 (one) equity share of the Company per warrant, any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches. In this connection, either the Company or the warrant holder will give an advance notice of at least ten days, calling upon the other party to exercise/avail the aforesaid option specifying the number of warrants. The warrant holders will be liable to make the payment of balance sum per warrant for such number of warrants within 10 days of the service of the notice.
- Upon receipt of the payment as above, the Board (or a Committee thereof) shall allot one equity share per warrant by appropriating Rs.5 towards equity share capital and the balance amount paid against each warrant, towards the securities premium.
- If the entitlement against the warrants to apply for the equity share is not exercised within the period specified in the notice referred hereinabove, the entitlement of the warrant holders to apply for equity shares of the Company along with the rights attached thereto shall expire and any amount paid on such warrants shall stand forfeited.
- The warrant holders shall also be entitled to any future bonus/rights issue(s) of equity shares or other securities convertible into equity shares by the Company, in the same proportion and manner as any other shareholders of the Company for the time being.
- The warrant by itself do not give to the holder(s) thereof any rights of the shareholders of the Company.
- The equity shares issued as above shall rank pari passu in all respects with the then existing equity shares of the Company. The warrants and equity shares shall be subject to the Memorandum and Articles of Association of the Company.

(iv) **Lock-in**: The securities issued under the above Preferential Issue to AEPL or any other entity, if any, belonging to the Promoter Group shall be locked-in for a period of three years from the date of allotment. The lock-in on the shares allotted on exercise of option attached to warrants, if any, shall be reduced to the extent the warrants have already been locked-in.

(v) **Particulars of subscribers**: AEPL, a company owned and controlled by Shri Anil Dhirubhai Ambani and his Associates has agreed to subscribe upto 41,00,00,000 equity shares / warrants under the Preferential Issue.

In the event, any of the equity shares remaining unsubscribed by AEPL for any reason whatsoever, the same will be offered and allotted by the Board in its absolute discretion to any other entity owned and controlled by Shri Anil Dhirubhai Ambani and / or his associates / affiliates.

(vi) **Shareholding Pattern**: The Shareholding pattern giving present position as also considering full allotment of equity shares arising out of the Securities issued as above is given below:

	CATEGORY	Pre Issue Shareholding		Post Issue Shareholding	
		Shares	%	Shares/Warrants	%
A	PROMOTERS GROUP				
1	Promoters				
A	Anadha Enterprise Private Limited (Proposed Allottee)	27 02 92 782	22.10	68 02 92 782	41.66
B	AAA Global Business Enterprises Private Ltd.	1 15 29 001	0.94	1 15 29 001	0.71
C	Bhavan Mercantile Private Limited	17 71 20 553	14.48	17 71 20 553	10.85
D	Shri Anil Dhirubhai Ambani	18 59 171	0.15	18 59 171	0.11
E	Smt. Tina A Ambani	16 50 832	0.13	16 50 832	0.10
F	Smt. Kokila D Ambani	36 65 227	0.30	36 65 227	0.22
G	JaiAnmol A Ambani (through Father and Natural Guardian Anil Dhirubhai Ambani)	16 69 759	0.14	16 69 759	0.10
H	JaiAnshul A. Ambani (through Father and Natural Guardian Anil Dhirubhai Ambani)	100	0.00	100	0.00
2	Persons Acting in Concert	1 64 93 158	1.35	1 64 93 158	1.01
	Sub Total (A)	**48 42 80 583**	**39.59**	**89 42 80 583**	**54.76**
B	NON-PROMOTERS HOLDING				
1	Institutional Investors				
A	Mutual Funds and UTI	1 38 14 637	1.13	1 38 14 637	0.85
B	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	7 82 85 334	6.40	7 82 85 334	4.79
C	FIIs	25 99 49 942	21.25	25 99 49 942	15.92
	Sub Total (B)	**35 20 49 913**	**28.78**	**35 20 49 913**	**21.56**
2	Others				
A	Private Corporate Bodies	7 01 11 126	5.73	7 01 11 126	4.29
B	NRIs/OCBs	1 31 49 509	1.08	1 31 49 509	0.81
C	The Bank of New York as Depository (for RIL GDRs)	6 36 69 741	5.21	6 36 69 741	3.90
D	Indian Public	23 98 69 550	19.61	23 98 69 550	14.60
	Sub Total (C)	**38 67 99 926**	**31.26**	**38 67 99 926**	**23.68**
	GRAND TOTAL	**122 31 30 422**	**100.00**	**163 31 30 422**	**100.00**

Note: Any equity shares that may remain unsubscribed by AEPL for any reason whatsoever, the same will be subscribed by any other entity owned and controlled by Shri Anil Dhirubhai Ambani and / or his associates / affiliates.

The Company shall complete the allotment of securities in terms of the resolution set out in the accompanying Notice, on or before the expiry of 15 days from the date of passing the Resolution.

Shri Anil Dhirubhai Ambani, the Chairman of the Company, is also the Director and a member of AEPL, to whom the above equity shares/warrants under preferential issue are proposed to be allotted, and accordingly, may be deemed to be concerned or interested in the said resolution to that extent. Except him, none of the other directors of the Company is, in any way, concerned or interested in the said resolution.

Your Directors recommend the resolution for your approval.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

Mumbai, March 15, 2006

By order of the Board of Directors

Ashish Karyekar
Dy. Company Secretary and Manager

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Please fill Attendance Slip and hand it over at the entrance of the meeting venue

I hereby record my presence at the Extraordinary General Meeting of the Members of the Company held on Friday, April 14, 2006 at 11.00 a.m at Shri Bhaidas Maganlal Sabhagriha, U-1, Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

Folio No.		DP ID No.*	
Client ID No.*		No. of Shares	

Name and Address of the Member

* Applicable for investors holding shares in electronic form.

Signature of Member/Proxy

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

PROXY FORM

I/We ______________________________ of __________

______________ in the district of ______________ being a

Member/Members of the above named Company, hereby appoint ______________

of ______________ in the district of ______________

or failing him/her ______________ of ______________ as my/our Proxy

to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company, to be held on Friday, April 14, 2006 at 11.00 a.m or at any adjournment thereof.

Client ID *	
Folio No.	
No. of Shares	

DP ID No.*	

Affix 15 Paise Revenue Stamp

Signed this ______ day of ______ 2006.

Signature

* Applicable for investors holding shares in electronic form.

Note : The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the company.

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Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP

TO PROVIDE REVISED INFORMATION MEMORANDA TO BSE AND NSE

ALL FOUR GROUP COMPANIES

PROPOSED TO BE LISTED BY 10TH MARCH 2006

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the meetings held today, the Board of Directors of each of the above companies **reviewed the listing documents, incuding inter-alia, the draft Information Memoranda of the respective companies submitted to the Bombay Stock Exchange (BSE) and National Stock Exchange (NSE), when the Companies were under the control of Reliance Industries Limited (RIL).**

The Boards **decided to submit revised Information Memoranda with full and correct information and details to the BSE and NSE at the earliest, to facilitate the early listing of shares of the companies on the stock exchanges, for the benefit of 22 lakh shareholders.**

The Boards also decided the proposed listing schedule of the four group companies on BSE and NSE, as under:

- Reliance Capital Ventures Limited – week of 13th February 2006
- Reliance Energy Ventures Limited – week of 20th February 2006
- Reliance Natural Resources Limited – week of 27th February 2006
- Reliance Communication Ventures Limited – week of 6th March 2006

Reliance – Anil Dhirubhai Ambani Group has already communicated to SEBI, BSE and NSE in this regard, and requisite approvals are awaited.

BSE

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-3038 6286 Fax: (91) 022-3037 6622

March 14, 2006

Shri S. Subramanian	The Manager
DCS - CRD	Listing Department
The Bombay Stock Exchange Limited	National Stock Exchange of India Ltd.
Phiroze Jeejeebhoy Towers	Exchange Plaza, C-1,Block G
Dalal Street	Bandra-Kurla Complex, Bandra (East)
Mumbai 400 001	Mumbai 400 051
Fax No : 2272 037/39/41/61/3121/3719	Fax No : 2659 8237 / 38
BSE Scrip Code: 532709	**NSE Symbol: RNRL**

Dear Sir,

Sub: **Board Meeting of Reliance Natural Resources Limited to consider issue of equity / equity related securities**

We wish to inform you that a meeting of the Board of Directors of Reliance Natural Resources Limited (the "Company") is scheduled to be held on **Wednesday, the 15th March, 2006,** inter alia, to consider raising long term resources to further strengthen the capital base and financial position of the Company for its future growth plans, by **issuing equity / equity related securities,** subject to necessary permissions, sanctions, approvals and the applicable provisions of law.

Yours faithfully

For Reliance Natural Resources Limited

Ashish S. Karyekar
Dy. Company Secretary

Annexure 2 (c)

Reliance Natural Resources Limited

Registered Office. "H" Block, 1st Floor, 'A' Wing, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

March 15, 2006

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax: 2658 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Meeting of the Board of Directors of Reliance Natural Resources Limited – Approval for issue of equity / equity related securities up to Rs. 1052 crore, on preferential basis – Anil Dhirubhai Ambani Group to announce Open Offer in terms of SEBI Takeover Regulations.**

Further to our letter of March 14, 2006, we wish to inform you that the Board of Directors of Reliance Natural Resources Limited at its meeting held today i.e March 15, 2006 has decided to issue up to 41,00,00,000 equity shares / other securities convertible into / exchangeable with the equity shares of Rs. 5 each of the Company, at a minimum price of Rs. 25.65 per equity share to Reliance - Anil Dhirubhai Ambani Group / its affiliates / associates and/or other long term financial investors, on a preferential allotment basis, aggregating Rs. 1051.65 crore, to strengthen the Company's capital base and financial position, subject to necessary approval of the shareholders of the Company and in accordance with the applicable regulations / guidelines.

The Company has been informed that, in accordance with the SEBI Takeover Code, Reliance – Anil Dhirubhai Ambani Group will announce an open offer for 32.66 crore shares, representing 20% of the expanded equity share capital of the Company, aggregating in value Rs. 838 crore (US$ 188 million). The offer will open on 3rd May 2006, and will close on 22nd May 2006.

We enclose a copy of the Media Release being issued in the above matter.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

RECEIVED
(Contents Not Verified)
Central Depository Services (India) Ltd.
Mumbai.

Encl: As above

CC : National Securities Depository Limited – Fax No: - 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No: - 2272 3199

RELIANCE NATURAL RESOURCES LIMITED.
Registered Office. 'H' Block, 1st Floor, 'A' Wing, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

RNRL/MR/2006/02

MEDIA RELEASE

Reliance - Anil Dhirubhai Ambani Group to invest up to Rs. 1,052 crore (US$ 236 million) in Reliance Natural Resources Ltd. (RNRL)

Reliance – Anil Dhirubhai Ambani Group to announce open offer for 32.66 crore shares, aggregating in value Rs. 838 crore (US$ 188 million)

Reliance – ADAG investment reflects strong commitment to RNRL's future growth, despite uncertainties on Gas Supply Agreement with RIL

Mumbai, March 15, 2006: The Board of Directors of Reliance Natural Resources Limited (RNRL), today approved a preferential offer of equity shares and/or equity related securities to **Reliance - Anil Dhirubhai Ambani Group, and/or long term financial investors**, to strengthen the Company's capital base and financial position.

Shri Anil Dhirubhai Ambani, being an interested Director, did not participate in the proceedings of the Board on this matter.

The preferential offer, which is subject to necessary approvals from shareholders, will be made at a minimum price of Rs. 25.65, being the average of market prices for the preceding 2 weeks. **The offer price represents a premium of over 400% to the face value of Rs. 5 per share of RNRL.**

RNRL's shares were distributed free of cost to over 2 million Reliance shareholders as part of the recent restructuring of the Reliance group.

Reliance - Anil Dhirubhai Ambani Group will subscribe up to Rs. 1,052 crore (US$ 236 million) through the preferential offer at the above price, reflecting a strong commitment to RNRL's future growth, despite the considerable uncertainties surrounding the Gas Supply Agreement with Reliance Industries Ltd.

RNRL's net worth will increase 175% from Rs. 608 crore (US$ 137 million) to Rs. 1,660 crore (US$ 373 million), on completion of the preferential offer. The Company is presently debt free.

The Company's equity share capital will increase to 163.31 equity shares of Rs. 5 each, aggregating Rs. 816.56 crore (US$ 183 million) - reflecting a market capitalization of Rs. 6,181 crore (US$ 1.4 billion), based on the closing price as on 14th March 2006.

The indicative revised shareholding pattern of the company will be as follows:

2 million retail investors	19%
Foreign shareholding	
- FIIs	16%
- GDRs and others	4%
Domestic Institutions (FIs/Banks/MFs)	6%
Promoters	55%
Total	**100%**

Note: The percentages will change proportionately, to the extent the preferential allotment is subscribed by long term financial investors.

The Company has been informed that, in accordance with the SEBI Takeover Code, Reliance – Anil Dhirubhai Ambani Group will announce an open offer for 32.66 crore shares, representing 20% of the expanded equity share capital of the Company, aggregating in value Rs. 838 crore (US$ 188 million). The offer will open on 3rd May 2006, and will close on 22nd May 2006.

Annexure 2(a)

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tele.+91-22-3038 6286 Fax: +91-22-3037 6622

March 31, 2006

Shri S. Subramanian
DCS-CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax. No: 2272-2037 /39 /41 /61 /3121/3719
BSE Scrip Code: 532709

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659-8237 / 38
NSE Symbol: RNRL

Dear Sirs,

Sub: Declaration of result of Resolutions passed through Postal Ballot

We refer to our letter dated March 1, 2006 enclosing therewith the Postal Ballot Notice dated February 20, 2006 together with Postal Ballot Form sent to the Members of the Company for seeking their approval to the transactions listed therein, by postal ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Shri Anil Lohia, Chartered Accountant appointed as Scrutinizer by the Board of Directors at their meeting held on February 8, 2006, had submitted his report dated March 30, 2006 on postal ballot forms received from the members, to the Chairman of the Company. Based on the report submitted by the Scrutinizer, the Chairman has declared the result on March 31, 2006, of the resolutions passed through postal ballot.

The following resolutions are carried with requisite majority:

Resolution No. as given in Postal Ballot Notice dated 20.02.2006	Type of Resolution	Description
1	Ordinary Resolution	For increasing the Authorised Share Capital and alteration of Clause V of the Memorandum of Association of the Company
2	Special Resolution	For alteration of Article 3 of the Articles of Association of the Company for increasing the Authorised Share Capital
3	Special Resolution	For issue of securities under Employees Stock Option Scheme
4	Ordinary Resolution	For increasing the borrowing limits of the Company
5	Ordinary Resolution	For creation of mortgage/charge on Company's assets
6	Special Resolution	For payment of commission to Director(s) who are neither in the whole time employment nor managing director(s)

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tele.+91-22-3038 6286 Fax: +91-22-3037 6622

Resolution No. as given in Postal Ballot Notice dated 20.02.2006	Type of Resolution	Description
7	Special Resolution	For issue of securities in the international markets in one or more currencies, to persons/entities, whether or not members of the Company
8	Special Resolution	For increase in limit of FIIs investment upto 74% of the paid-up equity capital of the Company
9	Ordinary Resolution	For appointment of Manager of the Company
10	Special Resolution	For shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa

Kindly take the same on your record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S. Karyekar
Dy. Company Secretary

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel:(91) 022-3038 6286 Fax: (91) 022-3037 6622

10th February 2006

Shri Sanjay Golecha,
General Manager, Corporate Services
Bombay Stock Exchange Ltd.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Shri Hari K.,
Asst. Vice President
National Stock Exchange of India Ltd.,
Exchange Plaza
Bandra – Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8100/ 5641 8100
Facsimile: 2659 8237 / 8238

Dear Sir,

Sub: Intimation of key changes

In continuation of letter dated February 8, 2006, we wish to inform you as under:

1. The Registered Office of the Company has been shifted to H Block, 1st floor, Dhirubhai Ambani Knowledge City (DAKC), Navi Mumbai-400 710, Phone No. +91 22 3038 6286, Fax No. +91 22 3037 6622.

2. The address of the Corporate Office of the Company is Reliance Centre, 19, Walchand Hirachand Marg, Ballard Estate, Mumbai – 400 038, Phone No. +91 22 3032 7409, Fax No. +91 22 3032 7896.

3. The undersigned has been appointed as the Deputy Company Secretary and the Compliance Officer of the Company by the Board of Directors of the Company.

4. All the earlier powers and authorities delegated by the erstwhile management prior to February 7, 2006 stand withdrawn and revoked.

We request you kindly to address all your correspondence at the changed addresses as mentioned above.

Please acknowledge the receipt.

Thanking you.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Deputy Company Secretary

Annexure 3

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP

WELCOMES DIRECTORS ON THE BOARDS

OF FOUR GROUP COMPANIES

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their respective meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the respective meetings held today, the Boards welcomed the appointment of Shri Anil D. Ambani as the Chairman of the Company.

<u>Reliance Communication Ventures Limited:</u>

The Board welcomed Shri S.P.Talwar and Shri J. Ramachandran as Directors of the Company.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Shri J. Ramachandran is Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered and Cost Accountant and obtained his doctorate from the Indian Institute of Management, Ahmedabad. He has served as a consultant to various multinational and Indian companies including Hewlett Packard, Wipro, Infosys and LIC.

<u>Reliance Natural Resources Limited:</u>

The Board welcomed Shri S.L. Rao, Shri Bakul Dholakia and Shri J.L.Bajaj as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), Member of National Productivity Council, and external director on the Boards of ONGC and Mahanagar Gas.

Shri J.L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Reliance Energy Ventures Limited:

The Board welcomed Shri S.L. Rao and Shri V.R.Galkar as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri V.R.Galkar is the former Executive Director (Investment), Life Insurance Corporation of India. He was with LIC for the about 22 years and handled various assignments such as Planning, Housing Finance, Marketing, etc. during his tenure.

Reliance Capital Ventures Limited:

The Board welcomed the appointment of Shri Rajendra P. Chitale and Shri S.P. Talwar as Directors of the Company.

Shri Rajendra P. Chitale is an eminent Chartered Accountant and Managing Partner, M/s M. P. Chitale & Co. He is a Director on the Boards of National Stock Exchange of India Ltd (NSE), Asset Reconstruction Company (India) Ltd, and Gujarat Ambuja Cements Ltd. He is also a member of the Takeover Panel, Securities and Exchange Board of India, the Company Law Advisory Committee of Government of India, and the Advisory Group on Derivatives, Securities and Exchange Board of India.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

The resignation of RIL's nominees, Shri Sandeep Tandon and Shri L.V. Merchant, from the Boards of all four companies was also noted.

Achm. 4(i)

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386286 Fax: (91) 022-3037 6622

15th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

✓**The Stock Exchange, Mumbai**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from M/s Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited.

Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited vide its letter dated 10th February, 2006 has informed the Company, that they have acquired 31,16,91,896 equity shares of Rs. 5 /- each through off-market purchase which together with its existing holding of 126 equity shares of Rs.5/- each represent 25.48% of the paid-up equity share capital of the Company.

The disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE NATURAL RESOURCES LIMITED**

AUTHORISED SIGNATORY

Reliance Natural Resources Limited

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN..........
DATE....16/2/06

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
(Regulation 13 (3) and (6)

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/~~sale~~ (No. of shares)	No. & % of shares/voting rights acquired/~~sold~~	Receipt of allotment advice/acquisition of shares/~~sale of shares~~ – specify	Date of intimation to company	Mode of acquisition on (market purchase/public/rights /preferential offer etc.)	No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (No. of shares)	Buy value	Sell quantity	Sell value
Anadha Enterprise Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shares	27,02,92,719 equity shares (22.10%)	Acquisition of shares on 06.02.06	10.02.06	Inter-se transfer among Group	27,02,92,782 equity shares (22.10%)	Direct	Off market	27,02,92,719 equity shares (22.10%)	NA	-	-
Bhavan Merchantile Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shars	4,13,99,186 equity shars (3.38%)	Acquisition of shares on 06.02.06	10.02.06	Inter-se transfer among Group	4,13,99,249 equity shares (3.38%)	Direct	Off market	4,13,99,186 equity shares (3.38%)	NA	-	-

Date: February 15, 2006
Place: Mumbai

For Reliance Natural Resources Limited

Authorized Signatory

Annexure 4(II)

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386290 Fax: (91) 022-3037 6622

25th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from Bhavan Mercantile Private Limited.

Bhavan Mercantile Private Limited vide its letter dated 20th February, 2006 has informed the Company, that they have acquired 11,45,56,704 equity shares of Rs. 10 /- each, by way of inter-se transfer amongst group. As on the date of such acquisition the shares of the Company are unlisted.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For **RELIANCE NATURAL RESOURCES LIMITED**

AUTHORISED SIGNATORY

Reliance Natural Resources Limited

Annexure 4A

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

25th March, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai – 400 001

Fax: 2272 2037/39/41/61/3121/3719
BSE Script code: 532709

To
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051

Fax 2659 8237/ 38
NSE Symbol: RNRL

Dear Sir,

Sub : **Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992**

With reference to above captioned subject, we wish to inform you that the Company has adopted a Code on Insider Trading as required under the SEBI (Prohibition of Insider Trading) Regulations, 1992.

We are enclosing herewith a statement showing the details of the initial disclosures made by the Directors and designated employees to the Company under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992, as required.

We hope you will find the same in order.

Kindly acknowledge the receipt.

Thanking you.

Yours faithfully,
For Reliance Natural Resources Limited

Ashish Karyekar
Dy Company Secretary

Encl.: As above.

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Statement showing details of the initial disclosures received from the Directors and Designated employees under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Name	Designation	No. of shares held	Date of Purchase/ allotment	Folio No./ DP ID/ Client ID		No. of shares
Directors, Officers and designated employees of the Company						
Shri Anil D. Ambani	Chairman	1859271	Allotment under scheme of arrangement	IN300319	10008764	208204
				IN300319	10008684	551022
				IN300319	10000439	1100045
Shri S L Rao	Director	100	_ As above-	IN301047	30039436	100
Shri Bakul Dholakia	Director	1260	_ As above-	IN300484	10101320	70
				IN300484	10101311	700
				IN300484	10101338	490
Shri J L Bajaj	Director	20	_ As above-	IN302269	10347628	20
Shri Ashish Tambawala	Chief Financial Officer (CFO)	309	- As above-			309

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Date :- 25.03.2006

Annexure 5

INFORMATION MEMORANDUM

RELIANCE NATURAL RESOURCES LIMITED

(Formerly Global Fuel Management Services Limited)

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710
Phone: 022- 3038 6290 Fax: 022 - 3037 6622 Website: www.rnrl.in
Contact person: Ashish Karyekar, Email: ashish.karyekar@rel.co.in

Reliance Natural Resources Limited was originally incorporated on March 24, 2000 under the Companies Act, 1956 as Reliance Platforms Communications.com Private Limited. The name of the Company was thereafter changed to Reliance Energy Private Limited on January 3, 2003; Reliance Wattage Private Limited on January 16, 2003 and the status of the Company was changed to public limited company on July 25, 2005. The name of the Company was thereafter changed to Reliance Fuel Management Limited on August 3, 2005; Global Fuel Management Services Limited on August 10, 2005; Reliance Natural Resources Limited on January 9, 2006.

INFORMATION MEMORANDUM FOR LISTING OF 122,31,30,422 EQUITY SHARES OF RS. 5 EACH.

NO EQUITY SHARES ARE PROPOSED TO BE SOLD OR OFFERED PURSUANT TO THIS INFORMATION MEMORANDUM

GENERAL RISKS

Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of Reliance Natural Resources Limited unless they can afford to take the risk of losing their investment. Investors are advised to read the Risk Factors carefully before taking an investment decision in the shares of Reliance Natural Resources Limited. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.

ABSOLUTE RESPONSIBILITY OF RELIANCE NATURAL RESOURCES LIMITED

Reliance Natural Resources Limited having made all reasonable inquiries, accepts responsibility for and confirms that this Information Memorandum contains all information with regard to Reliance Natural Resources Limited, which is material in the context of issue of shares pursuant to the scheme, that the information contained in this Information Memorandum is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Information Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.

LISTING

The Equity Shares of Reliance Natural Resources Limited are proposed to be listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

REGISTRAR AND TRANSFER AGENT

Karvy Computershare Private Limited
(Unit: Reliance Natural Resources Limited)
Plot No. 17 – 24,
Vittal Rao Nagar, Madhapur
Hyderabad - 500 081
Email : praveendmr@karvy.com
Tel No: 40-23431545
Fax No: 40-23431551
Contact Person: Praveen Chaturvedi

TABLE OF CONTENTS

Term	Description
"RNRL" or "Company" or "Our Company" or "Resulting Company" or Reliance Natural Resources Limited	Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited) a public limited Company incorporated under the Provisions of the Companies Act, 1956
"We" or "us" and "our"	Refers to Reliance Natural Resources Limited
Articles / Articles of Association	Articles of Association of Reliance Natural Resources Limited
"ADA"	Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.
"ADA Group"	"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.
"Affiliate" of ADA or ADA Group	Includes: a) ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and b.) Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.
Amendment Agreement	Amendment Agreement dated January, 27 2006 entered into between RIL and RNRL amending the GSMA.
Auditors	The Statutory Auditors of Reliance Natural Resources Limited
Board of Directors / Board / Directors	The Board of Directors of Reliance Natural Resources Limited
BSE	Bombay Stock Exchange Limited
CBM	Coal Bed Methane
CDSL	Central Depository Services (India) Limited
Companies Act / Act	The Companies Act, 1956, as amended from time to time
Current Financial Year	January 1, 2006 to March 31, 2007
Demerged Company or RIL	Reliance Industries Limited, a public limited company incorporated under the provisions of the Companies Act, 1956
DSE	Designated Stock Exchange
EPS	Earnings per equity share
Equity Shares	Equity shares of the Company of Rs. 5 each unless otherwise specified in the context thereof
Financial year / fiscal / FY	The twelve months ended 31st March, unless otherwise stated
Gas Based Energy Undertaking	Demerged Company's undertaking, business, activities and operations pertaining to use of gas for the generation of power by Reliance Patalganga Power Limited and REL for their power projects (hereinafter referred to as "Gas Based Power") and comprising all the assets (moveable and immoveable) and liabilities, which relate thereto or are necessary therefor and including specifically the following:

	i) All investments of the Demerged Company in Reliance Patalganga Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to gas based power described in Part 'A' of Schedule II to the Scheme; ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to Gas Based Power described in Part 'B' of Schedule II to the Scheme; iii) All agreements, rights, contracts, entitlements, permits, licenses, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power; iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power; and v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power.
GOI	Government of India
Group	Persons constituting group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 as stated in the last published Annual Report of the Company.
GSMA	Gas Supply Master Agreement dated 12th January 2006 entered into between RIL and RNRL
GSPA	Form of Gas Sale and Purchase Agreement for sale and purchase of gas
HUF	Hindu Undivided Family
Information Memorandum	This document filed with the Stock Exchanges is known as and referred to as the Information Memorandum
IPCL	Indian Petrochemicals Corporation Limited
I.T. Act	The Income-tax Act, 1961, as amended from time to time, except as stated otherwise
Memorandum/Memorandum of Association	The Memorandum of Association of Reliance Natural Resources Limited
MMSCMD	Million Standard Cubic Meters per Day
N.A	Not Applicable
NELP	New Exploration and Licensing Policy of Government of India
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
RBI	Reserve Bank of India
RCL	Reliance Capital Limited
REL	Reliance Energy Limited
RNRL	Reliance Natural Resources Limited
RPPL	Reliance Patalganga Power Limited

RIL	Reliance Industries Limited
RIIL	Reliance Industrial Infrastructure Limited
RCVL	Reliance Capital Ventures Limited
REVL	Reliance Energy Ventures Limited
RCOVL	Reliance Communication Ventures Limited
AGBPL	AAA Global Business Enterprises Private Limited
AEPL	Anadha Enterprise Private Limited
BMPL	Bhavan Mercantile Private Limited
Registered office of Company	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
ROC	Registrar of Companies, Maharashtra at Mumbai
Scheme	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Reliance Industries Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors, sanctioned by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005.
SEBI	The Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act, 1992
SEBI Act	Securities and Exchange Board of India Act, 1992 as amended from time to time
SEBI Guidelines	Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 issued by SEBI effective from January 27, 2000, as amended, including instructions and clarifications issued by SEBI from time to time
Stock Exchanges	BSE and NSE

CERTAIN CONVENTIONS; USE OF MARKET DATA

Unless stated otherwise, the financial data in this Information Memorandum is derived from our unconsolidated financial statements prepared in accordance with Indian GAAP. Our last financial year commenced on April 1, 2005 and ended on December 31, 2005. In this Information Memorandum, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off.

For definitions, please see the section titled "Definitions, Abbreviations and Industry Related Terms".

All references to "India" contained in this Information Memorandum are to the Republic of India. All references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

Unless stated otherwise, industry data used throughout this Information Memorandum has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness is not guaranteed and their reliability cannot be assured. Although we believe that industry data used in this Information Memorandum is reliable, it has not been independently verified. The information included in this Information Memorandum about the various other Companies is based on their respective Annual Reports and information made available by the respective companies.

FORWARD-LOOKING STATEMENTS

We have included statements in this Information Memorandum, that contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions that are "forward-looking statements".

All forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- General economic and business conditions in India and other countries;
- Our ability to successfully implement our strategy, our growth and expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in Indian or international interest rates;
- Changes in laws and regulations in India;
- Changes in political conditions in India; and
- Changes in the foreign exchange control regulations in India.

For further discussion of factors that could cause our actual results to differ, see the section titled "Risk Factors". By their nature, certain risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated.

We do not have any obligation to, and do not intend to, update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition.

An investment in equity shares involves a high degree of risk. You should carefully consider all of the information in this Information Memorandum, including the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our Equity Shares could decline, and you may lose all or part of your investment.

Internal Risk Factors

Uncertainty in respect of the Gas Supply Agreement(s) with RIL may severely impact the Company's entire operations and assets, and even leave the company with no business at all, which may seriously jeopardize, if not completely destroy, the interests of over 20 lakh Reliance shareholders, who have become shareholders of our company

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged the supply of gas from RIL's current and future gas fields, on terms agreed by the parties, for various projects of Reliance – Anil Dhirubhai Ambani Group (Reliance – ADAG), for the continued benefit of over 20 lakh Reliance shareholders.

Our company was set up as a Special Purpose Vehicle (SPV), in order that all future benefits of the aforesaid gas supply from RIL accrued to our company, and thereby to over 20 lakh Reliance shareholders, who have become shareholders of our company.

As part of the overall reorganization, it was inter alia agreed that the agreed position would be recorded in Gas Supply Agreement(s) to be entered into between RIL and the Company. The Agreement(s) were also referred to in the Scheme of Arrangement for demerger of RIL. The main commercial points agreed upon for the supply of gas, included inter-alia, the following:

- After the NTPC entitlement (for 12 MMSCMD), Reliance - ADAG will get a firm supply of 28 MMSCMD of gas from RIL, which is the Base Volume.
- If, for any reason, the NTPC contract does not materialize, or is cancelled, its entitlement of the aforesaid 12 MMSCMD will also go to Reliance – ADAG, in addition to the 28 MMSCMD, thereby making an aggregate Base Volume quantity of 40 MMSCMD.
- The price and commercial terms for the aforesaid gas supply will be no worse than those applicable to NTPC.
- 50% of the Base Volume gas (28 MMSCMD, or 40 MMSCMD, as the case may be) is committed to be supplied by RIL to Reliance – ADAG in 2008-09, and the balance in 2009-10.
- Thereafter, from the entire future reserves of RIL (including new discoveries of gas from new explorations, and/or bids as may be submitted from time to time), Reliance - ADAG will have the first option to get 40% quantity of gas (Option Volume Gas). This is to ensure that over 20 lakh shareholders of the Company continue to benefit from RIL's Gas finds.
- Supply of Option Volume gas will be at market rates.
- Gas can be used for all projects of Reliance - ADAG.
- The gas supplied will not be used for trading, other than trading within Reliance - ADAG.
- Swapping of gas will be permitted.
- For Base Volume of gas, Reliance - ADAG will have the option to set up its own pipeline, but will have to pay the transportation costs, even if does not use RIL's East-West pipeline. However, in that situation, Reliance - ADAG will have the right to deal with the unutilized pipeline capacity, as it deems fit.
- Gas Supply Agreements to be entered into for both, Base Volume and Option Volume, will be in accordance with best international practices, and will be such as are bankable in international markets.

The Company was a wholly owned subsidiary of RIL upto the date of allotment of shares in pursuance of the Scheme, i.e. January 27, 2006. The Board of the Company consisted of three directors, two of whom were nominees of RIL, and one nominee of Reliance – ADAG, upto February 7, 2006.

On 12th January 2006 (i.e. when the Company was still under the control of RIL), a Gas Supply Master Agreement (GSMA) was entered into between RIL and the Company, with the approval of only RIL's nominees on the Board of the Company, and despite the specifically expressed strong protest and dissent of the representative of Shri Anil Dhirubhai Ambani, under whose control RNRL now is, and was always intended to remain in the future.

The Board of the Company was reconstituted only much later, on February 7, 2006, on which date the control and management of the Company was handed over to Anil D. Ambani.

A proforma Gas Sale Purchase Agreement for gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of RNRL, has been annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and RNRL.

The aforesaid agreements, which constitute potentially the whole of the Company's Assets, contain significant, fundamental and material deviations from the agreed position, including but not limited, inter alia, with respect to the effective term, source and security of supply of gas to the Company, transportation and swapping rights and RIL's liability in case of non-performance. The Agreements therefore do not reflect the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group.

Such deviations are not only against internationally accepted principles but may also, inter alia, render the said agreements, and the power and other projects proposed to be set up on the strength of such agreements, unbankable and incapable of being implemented, or lead to substantial delays in setting up such projects.

The actions taken by RIL vis-à-vis our company, while our Company was still under the control of RIL, have attempted to substantially undermine, if not completely destroy, value for the over 20 lakh Reliance shareholders, who have become shareholders of our company.

The said deviations, if not amended appropriately, are likely to materially impact and jeopardize our entire business, operations and financial condition.

We propose to take appropriate steps to have the aforesaid agreements suitably amended, so as to bring the same in line with the agreed position to protect the interests of more than 20 lakh shareholders, but there is no certainty that such amendments will be made, and/or that the agreements will be implemented at all, and this may adversely impact our company and our shareholders. Also See "About Reliance Natural Resources Limited - Gas Supply Agreement with RIL".

We will rely heavily on the setting up of power generation and other projects by our affiliates. Any delay in the setting up of such projects, and/or disruption of operations of these projects, may adversely impact our business, operations and financial condition.

As per the agreement, 50% of the supply of Base Volume gas by RIL to the Company and/or its affiliates will commence in 2008-09, and the balance in 2009-10. Our main business will be to source gas from RIL, and supply the same for the gas based power generation and other projects of our affiliate companies. As of date, the Company has not commenced any supply to its affiliates and has no firm agreement with them for the supply of gas. The rates at which gas will be supplied to the affiliate companies will be determined at the then prevailing market price and other relevant factors. We will therefore depend heavily on the setting up of power generation and other projects by our affiliates. This dependence exposes us to a variety of risks. If the proposed projects can not be set up, or are delayed or disrupted, we may not be able to sell gas, whereas we are obliged under the GSMA to purchase gas from RIL on "take or pay" basis. This may affect our business, financial condition and results of operations, and adversely impact our company and our shareholders.

The Trade Mark Management Agreement, and Non Compete Agreement, entered into with RIL, while the company was still under RIL's control, may not be amended to protect the interests of our company, and/or the same may not be implemented, and this may adversely impact interests of our Company and its shareholders.

A Trade Mark Management Agreement, and Non Compete Agreement has been executed between our Company and RIL, while the company was still under RIL's control. The said Agreements have been executed with the approval of only RIL's nominees on the Board of our company, and despite the dissent of the only Director on the Board representing Shri Anil D. Ambani, under whose control the company now is, and was always intended to remain in the future. The Agreements as signed contain significant, material and fundamental deviations and do not correctly reflect the agreed position arrived at inter alia between Shri Mukesh D. Ambani and Shri Anil D. Ambani, for the continued benefit of more than 20 lakh Reliance shareholders.

There is no certainty that the said Trade Mark Management Agreement, and Non Compete Agreements with RIL will be amended to protect the interests of our shareholders, and/or that the same will be implemented at all. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly, violation of the understanding for creation, protection and promotion of Trade Marks and Brands may severely undermine the economic value of the Company, which will adversely impact the interests of the Company and our shareholders.

Downturns or disruptions in the securities markets could reduce transaction volumes, and could cause a decline in the business and impact our profitability.

We are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels securities and future transactions.

Sudden substantial sales by shareholders could cause the price of equity shares to decline.

As there is no lock-in provision on the equity shares after listing, sale of substantial number of equity shares could lead to fall in market prices of the equity shares.

External Risk Factors

After listing, the prices of the Company's equity shares may be volatile, or an active trading market for the Company's equity shares may not develop.

There has been no public market for the Company's equity shares till now and the prices of the Company's equity shares may fluctuate after listing. There can be no assurance that an active trading market for the equity shares will develop or be sustained after this listing. The Company's share price could be volatile.

This section should also be read in conjunction with the titled "Outstanding Litigation and Material Developments."

Summary

You should read the following summary together with the risk factors and the more detailed information about us and the Company's financial results included elsewhere in this Information Memorandum.

Industry and Business Overview

Pursuant to the Scheme, the Company stands vested with the Gas Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia, 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital of Reliance Patalganga Power Limited. Reliance Patalganga Power Limited is a subsidiary of the Company.

A Gas Supply Master Agreement ("GSMA") has been executed between the Company and Reliance Industries Limited ("RIL") on January 12, 2006 (while the company was still under RIL's control), which represents substantially the whole of the Company's potential worth and asset and sets out, among other things the basis of determination of quantities of gas to be made available by RIL for purchase by Affiliates of the Company owning gas based power plants, the conditions and approvals subject to which such gas would be made available by RIL, and the price. A proforma Gas Sale Purchase Agreement for gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of the Company is annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and the Company.

Please refer to the section "About Reliance Natural Resources Limited" and "Risk Factors" for more details. Copy of the Gas Supply Master Agreement and Amendment Agreement are also available as documents for inspection.

GENERAL INFORMATION

Reliance Natural Resources Limited was originally incorporated on March 24, 2000 under the Companies Act, 1956 as Reliance Platforms Communications.com Private Limited. The name of the Company was thereafter changed to Reliance Energy Private Limited on January 3, 2003; Reliance Wattage Private Limited on January 16, 2003 and the status of the Company was changed to public limited company on July 25, 2005. The name of the Company was thereafter changed to Reliance Fuel Management Limited on August 3, 2005; Global Fuel Management Services Limited on August 10, 2005; Reliance Natural Resources Limited on January 9, 2006.

Address of Registered Office of Company

Reliance Natural Resources Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai- 400 710
Phone: 022- 3038 6290
Fax: 022 - 3037 6622
Website: www.rnrl.in
Email : secretarial.cell@rel.co.in

Registration Number 11-125260

Address of Registrar of Companies:
Registrar of Companies
100 Everest Building, Marine Drive,
Mumbai – 400 002
Maharashtra

Board of Directors

Sr. No.	Name
1.	Shri Anil D. Ambani – Chairman
2.	Shri S. L. Rao
3.	Shri J. L. Bajaj
4.	Shri Bakul Dholakia

For further details of the Board of Directors of the Company, please see the section titled "Management".

Deputy Company Secretary and Compliance Officer

Ashish Karyekar
"H" Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai- 400 710.
Telephone: 022-3038 6290
Fax: 022- 3037 6622,
Email: ashish.karyekar@rel.co.in

Bankers to the Company

Syndicate Bank
26-A, Sir Phiroz Shah Mehta Road,
Ground Floor, Fort,
Mumbai - 400 001
Telephone : 022-22662654
Fax : 022-22634328

Auditors

Pathak H. D. & Associates
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai – 400 021
Telephone: 022-30228508-09
Fax : 022-30616125
Email: info@phd-and-associates.com

Registrar and Transfer Agent

Karvy Computershare Private Limited
Plot No. 17 – 24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081
Telephone: 040-23431545
Fax: 040-23431551
Email: praveendmr@karvy.com
Contact Person: Praveen Chaturvedi

CAPITAL STRUCTURE

SHARE CAPITAL

Consequent to issue and allotment of shares pursuant to the Scheme, the Share Capital of the Company is as follows

A.	Authorized Share Capital	
	130,00,00,000 Equity Shares of Rs. 5 each (2)	Rs. 6,50,00,00,000/-
B.	Paid-up Share Capital	
	Equity Capital after the implementation of the Scheme 1,223,130,422 Equity Shares of Rs. 5 each	Rs. 6,11,56,52,110/-
C.	Share Premium Account	
	Before the Scheme	-
	After the Scheme	-

1) a) Authorized share capital of the Company at the time of incorporation was Rs. 1,00,000 divided into 10,000 equity shares of Rs. 10 each. Subsequently the authorized share capital was increased to Rs. 5,00,000 vide resolution passed at the Extra-Ordinary general meeting held on 21st July 2005.

b) Authorized Share Capital was further increased to Rs. 1,00,00,000 divided in to 10,00,000 Equity Shares of Rs. 10 each vide resolution passed at the Extra-Ordinary general meeting held on 8th August 2005

c) Authorized Share Capital was further modified from Rs. 1,00,00,000 divided into 10,00,000 equity Shares of Rs. 10 each to Rs. 1,00,00,000 divided into 20,00,000 equity shares of Rs. 5/- each, vide resolution passed at the Extra-Ordinary General Meeting held on 11th August 2005.

2) Authorised share capital of the Company has been increased to Rs. 650 Crore divided into 130 Crore equity shares of Rs. 5 each in terms of Clause 15.1 of the Scheme and vide resolution passed at the Extra-Ordinary General Meeting held on 24th December 2005.

3) As per the Clause 15.2 of the Scheme the Company has issued and allotted 1,22,31,30,422 equity shares to the eligible members of Reliance Industries Limited (except the Specified Shareholders as defined in Clause 1.37 of the Scheme of Arrangement) on January 27, 2006.

4) Prior to the allotment of shares as per the Scheme the Issued, Subscribed, and Paid up Share Capital of the Company was Rs 5,00,000 divided into 1,00,000 equity shares of Rs. 5 each. In terms of Clause 16.2 of the Scheme, these shares held by RIL stand cancelled.

Notes to Capital Structure

1) Share Capital History of our Company:

Sr. No	Date of Allotment	Date when Fully Paid-up	Consideration	No of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	% of post Arrange ment paid-up Capital	Lock-in period
1	April 5, 2000	April 5, 2000	Cash	200	10/-	10/-	NIL	NIL
2	June 25, 2001	June 25, 2001	Cash.	9800	10/-	10/-	NIL	NIL
3.	July 25, 2005	July 25, 2005	Cash	40000	10/-	10/-	NIL	NIL
	Total			50,000	10/-			
4.	Sub divided into Equity shares of Rs. 5 each *	August 11, 2005		100,000	5/-			
5.	January 27, 2006	January 27, 2006	Issuance pursuant to the Scheme	122,31,30,422	5/-	N.A.	100%	NIL
6.	January 27, 2006	January 27, 2006	Cancellation of share capital pursuant to the Scheme.	(100,000)	5/-	N.A.	N.A.	N.A.

* See Note 1(c) above

2) Save and except inter-se transfer of shares amongst Group (viz. Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited, Aavaran Textiles Private Limited, Akshar Traders Private Limited, Amur Trading Private Limited, Anumati Mercantile Private Limited, Bahar Trading Private Limited, Bhumika Trading Private Limited, Clarion Investments And Trading Company Private Limited, Dainty Investments And Leasings Private Limited, Ekansha Enterprise Private Limited, Eklavya Mercantile Private Limited, Fiery Investments & Leasing Private Limited, Florentine Trading Private Limited, Hercules Investments Private Limited, Jagdanand Investments And Trading Company Private Limited, Jagdishvar Investments And Trading Company Private Limited, Jogiya Traders Private Limited, Kankhal Investments And Trading Company Private Limited, Kedareshwar Investments And Trading Company Private Limited, Kudrat Investment And Leasing (India) Private Limited, Lazor Syntex Private Limited, Madhuban Merchandise Private Limited, Nikhil Investments Company Private Limited, Ornate Traders Private Limited, Orson Trading Private Limited, Pams Investments And Trading Company Private Limited, Pratiksha Finance & Leasing Company Private Limited, Pururava Traders Private Limited, Radharaman Textiles Trading Private Limited, Rajniketan Traders Private Limited, Rashi Trading Company Private Limited, Reliance Enterprises Limited, Reliance Industrial Infrastructure Limited, Reliance Welfare Association, Real Fibres Private Limited, Reliance Consolidated Enterprises Private Limited, Rishiraj Merchandise Private Limited, Riyaz Trading Private Limited, Sanatan Textrade Private Limited, Sanchayita Mercantile Private Limited, Shangrila Investments And Trading Company Private Limited, Silkina Trading Private Limited, Silvassa Hydrocarbons & Investments Private Limited, Soumya Finance And Leasing Company Private Limited, Sumiran Investments Private Limited, Swarag Traders Private Limited, Tresta Trading Private Limited, Velocity Trading Private Limited, Vita Investments And Trading Company Private Limited and Yangste Trading Private Limited), the Promoters of the Company, their relatives and associates and their directors have not purchased or sold or financed, directly or indirectly, any equity shares of RNRL from the date of approval of the Scheme by the High Court till the date of submission of this Information Memorandum.

Shareholding pattern of the Company before and after the Scheme (as on the date of Information Memorandum):

	CATEGORY	Pre Demerger NO. OF EQUITY SHARES	Pre Demerger %	Post Demerger NO. OF EQUITY SHARES	Post Demerger %
A	PROMOTERS HOLDING				
1	Promoters				
	Indian Promoters @	*50,000	100.00	49 58 94 812	40.54
	Foreign Promoters	0	0.00		
	Sub Total	50,000	100.00	49 58 94 812	40.54
B	NON-PROMOTERS HOLDING				
2	Institutional Investors				
(a)	Mutual Funds and UTI	0	0.00	1 96 71 655	1.61
(b)	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	0	0.00	7 96 47 343	6.51
(c)	FIIs	0	0.00	30 82 87 922	25.20
	Sub Total	0	0.00	40 76 06 920	33.32
3	Others				
(a)	Private Corporate Bodies	0	0.00	4 32 91 281	3.54
(b)	Indian Public	0	0.00	19 98 45 038	16.34
(c)	NRIs/OCBs	0	0.00	1 28 22 630	1.05
(d)	Any other (please specify)				
i.	The Bank of New York as Depository (for GDRs)	0	0.00	6 36 69 741	5.21
	Sub Total	0	0.00	31 96 28 690	26.14
	GRAND TOTAL	50,000	100.00	122 31 30 422	100.00

* In terms of the Scheme, 50,000 equity shares of the Company held by Reliance Industries Limited have been cancelled on January 27, 2006.

@ Includes Persons Acting in Concert as per Clause 2.1(h) of SEBI Takeover Code.

List of the persons/entities comprising Promoter group

As on the date of this Information Memorandum, the Promoter group of the Company is as under:

Sr.	Name of the shareholder	Initial Subscription at the time of incorporation	No. of shares allotted (Under the Scheme)	Total no of shares	% Holding
A.	**Promoter**				
1.	Shri Anil D Ambani	Nil	18 59 171	18 59 171	0.15
2.	Smt. Tina A Ambani	Nil	16 50 832	16 50 832	0.13
3.	Smt. Kokila D Ambani	Nil	36 65 227	36 65 227	0.30
4.	JaiAnmol A Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	16 69 759	16 69 759	0.14
5.	JaiAnshul A. Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	100	100	0.00
6.	AAA Global Business Enterprises Private Ltd.	Nil	1 15 29 001	1 15 29 001	0.94
7.	Anadha Enterprise Private Limited*	Nil	63	27 02 92 719	22.10
8.	Bhavan Mercantile Private Limited*	Nil	63	15 59 55 881	12.76
B.	**Persons Acting in Concert with the Promoter**				
1	Reliance Capital Limited	Nil	1 64 93 158	1 64 93 158	1.35
2	Other companies under Group		45 90 27 564	3 27 78 964	2.67
	Total -->		49 58 94 812	49 58 94 812	40.54

* Shares acquired by way of inter-se transfer amongst Group.

The list of top 10 shareholders of the Company and the number of Equity Shares held by them

a) Top ten shareholders as on the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	*Bhavan Mercantile Private Limited	15 59 55 881
3.	The Bank of New York as Depository (for GDRs)	6 36 69 741
4.	Life Insurance Corporation of India	6 29 97 668
5.	Reliance Enterprises Limited	3 15 20 000
6.	Europacific Growth Fund	2 02 60 718
7.	Reliance Capital Limited	1 64 93 158
8.	Merrill Lynch Capital Markets Espana S.A. S.V.	1 32 86 947
9.	HSBC Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	1 20 17 980
10.	AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001

* These Companies have confirmed to acquire the entire shareholding of the company at Sr. No. 5, by way of inter-se transfer amongst Group.

b) Top ten shareholders 10 days prior to the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	Anadha Enterprise Private Limited	27 02 92 719
2.	The Bank of New York as Depository (for GDRs)	6 36 69 741
3.	Life Insurance Corporation of India	6 29 97 668
4.	Bhavan Mercantile Private Limited	4 13 99 177
5.	Bhumika Trading Private Limited	4 07 38 138
6.	Eklavya Mercantile Private Limited	3 79 96 013
7.	Ekanksha Enterprise Private Limited	3 26 09 798
8.	Reliance Enterprises Limited	3 15 20 000
9.	Europacific Growth Fund	2 02 60 718
10.	Reliance Capital Limited	1 64 93 158

c) Top ten shareholders of the Company on the date of incorporation

Sr. No.	Name of Shareholders	Number of Equity Shares on the date of Incorporation of Reliance Natural Resources Limited.
1.	Vidya Dharra	100
2.	Surendra Pipara	100
	TOTAL	200

Notes:

1) The Company had only two shareholders at the time of its incorporation.

2) As on the date of this Information Memorandum, there are no outstanding warrants, options or rights to convert debentures, loans or other instruments into equity shares of Company.

3) There will be no further issue of capital by RNRL whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from the date of approval of the Scheme by the High Court till listing of the Equity Shares to be allotted as per the Scheme

4) There shall be only one denomination for the Equity Shares of the Company, subject to applicable regulations and Company shall comply with such disclosure and accounting norms specified by SEBI, from time to time.

5) The Company has 20,27,814 members as on the date of filing this Information Memorandum.

6) None of the Equity shares of the Company were under lock-in prior to the Scheme.

Rationale for Demerger as set forth in the Scheme of Arrangement with respect to Gas Based Energy Undertaking, as defined under the Scheme.

The business carried on by Reliance Industries Limited, (the "Demerged Company") by itself and through its subsidiaries and affiliate companies and through strategic investments in the Gas Based Energy Undertaking, as defined under the Scheme has significant potential for growth. The nature of risk and competition involved in each of the other businesses undertaken by the Demerged Company, including the Gas Based Energy Undertaking, as defined under the Scheme is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Demerged Company has re-organized and segregated by way of a demerger, its business and undertakings engaged in the gas based power generation, distribution and transmission which comprises the Gas Based Energy Undertaking, as defined under the Scheme.

The Gas Based Energy Undertaking, as defined under the Scheme has tremendous growth and profitability potential and is at a stage where it requires focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of the business, the Demerged Company also intends to re-organise the management of the business and undertaking to provide focused management attention and leadership required by the business which is to be segregated and demerged. In particular, Shri Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of the Demerged Company would take responsibility for providing such focused management attention and leadership to the Gas Based Energy Undertaking, as defined under the Scheme whereas Shri Mukesh D. Ambani, Chairman & Managing Director of the Demerged Company would continue to lead the businesses retained by the Demerged Company including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

Under the Scheme of Arrangement, the Demerged Company's undertakings, including inter-alia its Gas Based Energy Undertaking, comprising inter-alia its interests and strategic investments in the gas based business has been segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to the Company for achieving independent focus in these areas. The Demerged Company will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration and production and textiles and develop new areas in the economic development of the country.

Clause 19 of the Scheme reads as under:

"19. Agreements

Tthe Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Clause 12.2 of the Scheme reads as under:

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them,

to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

Approvals with respect to the Scheme of Arrangement

The Honorable High Court of Judicature at Bombay by its Order dated December 9, 2005 has approved the Scheme of Arrangement amongst Reliance Industries Limited ("RIL") and Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited ("RNRL")), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors (the "Scheme"). Pursuant to this Scheme the investment held by RIL in Reliance Patalganga Power Limited (RPPL) has been transferred to and vested in RNRL w.e.f. September 1, 2005 (i.e. the Appointed Date under the Scheme) under Sections 391 to 394 of the Companies Act, 1956. In accordance with the said Scheme, the Equity shares of RNRL issued pursuant to the Scheme, subject to applicable regulations, be listed and admitted to trading on BSE and NSE. Such listing and admission for trading is not automatic and will be subject to such other terms and conditions as may be prescribed by the Stock Exchanges at the time of application by RNRL seeking listing.

The aforesaid Order of the Honorable High Court of Judicature at Bombay was filed by RIL and RNRL with the Registrar of Companies ("ROC"), Maharashtra on December 21, 2005, which is the Effective Date of the Scheme.

Subsequently, SEBI, vide its letter CFD/DIL/SC/58126/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957 (SCRR) for the purpose of listing of shares of RNRL subject to the transferee company, viz., RNRL (formerly Global Fuel Management Services Limited) complying with all the provisions of Clause 8.3.5 of the SEBI (DIP) Guidelines, 2000.

RNRL has submitted its Information Memorandum, containing information about itself, making disclosures in line with the disclosure requirement for public issues, as applicable, to BSE and NSE for making the said Information Memorandum available to public through their websites.

This Information Memorandum is made available on the website of RNRL (www.rnrl.in).

RNRL will publish an advertisement in the newspapers containing its details in line with the details required as per Clause 8.3.5.4 of SEBI (DIP) Guidelines. The advertisement will draw a specific reference to the availability of this Information Memorandum on the website of RNRL as well as the Stock Exchanges.

RNRL also undertakes that all material information about itself shall be disclosed to stock exchanges on a continuous basis so as to make the same available to public, in addition to the requirements, if any, specified in Listing Agreement for disclosures about the subsidiaries.

STATEMENT OF TAX BENEFITS

The statement of tax benefits has been certified by our auditors M/s. Pathak H. D. & Associates, Chartered Accountants vide their letter dated January 25, 2006.

The following key tax benefits shall be available to the Company and the shareholders / prospective shareholders under the current direct tax laws in India.

A. To the Company under the Income Tax Act, 1961 ("the Act")

1. Under Section 32 of the Act, the Company is entitled to claim depreciation allowance at the prescribed rates on all its tangible and intangible assets acquired and put to use for its business.

2. Under Section 10(34) of the Act, dividend income (whether interim or final) received by the Company from any other domestic company (in which the company has invested) is exempt from tax in the hands of the Company.

3. The income received by the Company from distribution made by any mutual fund specified under Section 10(23D) of the Act or from the Administrator of the specified undertaking or from the specified companies referred to in Section 10(35) of the Act is exempt from tax in the hands of the Company under Section 10(35) of the Act.

4. Under Section 10(38) of the Act, the Long-term Capital Gains arising on transfer of equity shares in any other company or units of equity oriented mutual funds, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the company.

5. As per the provisions of Section 112(1)(b) of the Act, other Long-term Capital Gains arising to the Company are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per the Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long-term capital gains worked out after considering indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of Long-term capital gains worked out without considering indexation benefit (plus applicable surcharge and education cess).

6. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the Company from transfer of Equity Shares in any other company or from sale of units of any equity oriented mutual fund defined in Section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess), if such a transaction is subjected to Securities Transaction Tax.

7. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the Company would be entitled to exemption from tax on Long-term Capital Gain [not covered by Section 10(36) and Section 10 (38) of the Act] if such capital gain is invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said Sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

8. As per the provisions of Section 88E of the Act, where the business income of the Company includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transaction. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

B. To the Shareholders of the Company

I. Resident Shareholders

1. Under Section 10(34) of the Act, dividend (whether interim or final) received from a domestic company is exempt from tax in the hands of the resident shareholders of the Company.

2. Under Section 10(38) of the Act, the Long-term Capital Gain arising on transfer of equity shares in any other company or units of equity oriented mutual fund, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the resident shareholders.

3. As per the provisions of Section 112(1)(a) of the Act, other Long-term Capital Gains arising to the resident shareholders are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long term capital gains after considering the indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of long term capital gains without considering the indexation benefit (plus applicable surcharge and education cess).

4. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the resident shareholders from the transfer of Equity Shares in a company or units of equity oriented mutual fund defined in Section 10(38) of the act, are subject to tax @ 10% (plus applicable surcharge and education cess) if such a transaction is subjected to Securities Transaction Tax.

5. As per the provisions of Section 88E of the Act, where the business income of an assessee includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transactions. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

6. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the resident shareholders would be entitled to exemption from tax on Long-term Capital Gains [not covered by Section 10(36) and Section 10 (38) of the Act], if such capital gains are invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

7. In case of a shareholder being an individual or a Hindu Undivided Family, in accordance with and subject to the conditions and to the extent provided in Section 54F of the Act, the shareholder is entitled to exemption from Long-term Capital Gains arising from the transfer of any long term capital asset, not being on residential house [not covered by Sections 10 (36) and 10 (38) of the Act], if the net consideration is invested for purchase or construction of a residential house. If part of the net consideration is invested within the prescribed period in a residential house, such gains would not be chargeable to tax on a proportionate basis. If, however, such new residential house in which the investment has been made is transferred within a period of three years from the date of its purchase or construction, the amount of capital gains for which the exemption was availed earlier would be taxed as long-term capital gains of the year in which such residential house is transferred.

II. Mutual Funds

In case of a shareholder being a Mutual fund, as per the provisions of Section 10(23D) of the Act, any income of Mutual Funds registered under the Securities and Exchange Board of India Act, 1992 or Regulations made thereunder, Mutual Funds set up by public sector banks or public financial institutions and Mutual Funds authorised by the Reserve Bank of India are exempt from income-tax, subject to the conditions notified by Central Government in this regard.

III. Venture Capital Companies /Funds

In case of a shareholder being a Venture Capital Company / Fund, any income of Venture Capital Companies / Funds registered with the Securities and Exchange Board of India, are exempt from income-tax, subject to the conditions specified in Section 10(23FB) of the Act.

IV. Non-Resident / Non-Resident Indian Member

1. Dividend (both interim and final) income, if any, received by the non-resident/non-resident Indian shareholders from the domestic company shall be exempt under Section 10(34) read with Section 115-O of the Act.

2. Benefits outlined in Paragraph B(I) above are also available to a non-resident/non-resident Indian shareholder except that under first proviso to Section 48 of the Act, the capital gains arising on transfer of capital assets being shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure in connection with such transfer and full value of the consideration received or accruing as a result of the transfer into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation is not available to non-resident shareholders.

3. Benefits outlined in Paragraph A(8) above are also applicable to the non-resident / non-resident Indian shareholder.

4. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident/non-resident Indian shareholder. Thus, a non-resident/non-resident Indian shareholder can opt to be governed by the beneficial provisions of an applicable tax treaty.

5. Capital gains tax – Options available to a non-resident Indian under the Act: Non- resident Indian: As per Section 115-C(e) of the Act, a 'non-resident Indian' means an individual, being a citizen of India or a person of Indian origin who is not a 'resident'. As per the Explanation to the said Clause, a person shall be deemed to be of Indian origin if he, or either of his parents or any of his grand-parents, was born in undivided India.

6. Where shares have been subscribed in convertible foreign exchange, the non-resident Indians [as defined in Section 115C(e) of the Act], being shareholders of an Indian company, have the option of being governed by the provisions of Chapter XII-A of the Act, which, inter alia, entitles them to the following benefits in respect of income from shares of an Indian company acquired, purchased or subscribed to in convertible foreign exchange:

   - As per the provisions of Section 115D read with Section 115E of the Act and subject to the conditions specified therein, long term capital gains (in cases not covered under Section 10(38) of the Act) arising on transfer of an Indian company's shares, will be subject to tax at the rate of 10 percent (plus applicable surcharge on tax and education cess on tax and surcharge), without indexation benefit.

   - As per the provisions of Section 115F of the Act and subject to the conditions specified therein, gains arising on transfer of a long term capital asset (in cases not covered under Section 10(38) of the Act) being shares in an Indian company shall not be chargeable to tax if the entire net consideration received on such transfer is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act. If part of such net consideration is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act then such gains would not be chargeable to tax on a proportionate basis. For this purpose, net consideration means full value of the consideration received or accrued as a result of the transfer of the capital asset as reduced by any expenditure incurred wholly and exclusively in connection with such transfer.

     Further, if the specified asset or savings certificates in which the investment has been made is transferred within a period of three years from the date of investment, the amount of capital gains tax exempted earlier would become chargeable to tax as long term capital gains in the year in which such specified asset or savings certificates are transferred.

- As per the provisions of Section 115G of the Act, non-resident Indians are not obliged to file a return of income under Section 139(1) of the Act, if their only source of income is income from investments or long term capital gains earned on transfer of such investments or both, provided tax has been deducted at source from such income as per the provisions of Chapter XVII-B of the Act.

- Under Section 115H of the Act, where the non-resident Indian becomes assessable as a resident in India, he may furnish a declaration in writing to the Assessing Officer, along with his return of income for that year under Section 139 of the Act to the effect that the provisions of the Chapter XII-A shall continue to apply to him in relation to such investment income derived from the specified assets for that year and subsequent assessment years until such assets are converted into money.

- As per the provisions of Section 115I of the Act, a non-resident Indian may elect not to be governed by the provisions of Chapter XII-A for any assessment year by furnishing his return of income for that assessment year under Section 139 of the Act, declaring therein that the provisions of Chapter XII-A shall not apply to him for that assessment year and accordingly his total income for that assessment year will be computed in accordance with the other provisions of the Act.

V. **Foreign Institutional Investors (FIIs)**

1. Dividend (both interim and final) income, if any, received by the shareholder from the domestic company shall be exempt under Section 10(34) read with Section 115O of the Act.

2. Capital gains

Under Section 115AD, income (other than income by way of dividends referred in Section 115-O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable surcharge on tax and education cess on tax and surcharge).

Under Section 115AD, capital gains arising from transfer of securities (other than units referred to in Section 115AB) which are not exempt under Section 10(38), shall be taxable as follows:

Securities which are held for the period of upto or less than twelve months and where such transaction is chargeable to Securities Transaction Tax levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Securities other than those held for the period of upto or less than twelve months and where such transaction is not chargeable to Securities Transaction Tax levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 30% (plus applicable surcharge on tax and education cess on tax and surcharge);

Securities which are held for the period of twelve months or more shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Such capital gains would be computed without giving effect of indexation as provided in the first and second proviso to Section 48. In other words, the benefit of indexation, as mentioned under the two provisos would not be allowed while computing the capital gains.

3. Long-term capital gains arising on transfer of equity shares in the Company, which is held for the period of twelve months or more and where such transaction is chargeable to Securities Transaction Tax, shall be exempt from tax under Section 10(38) of the Act.

4. Benefit of exemption under Section 54EC and 54ED shall be available as outlined in Paragraph B(I)(6) above.

5. Benefit as outlined in Paragraph A(8) above are also available to FIIs.

6. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident. Thus, a non-resident can opt to be governed by the beneficial provisions of an applicable tax treaty.

Note: There is a legal uncertainty over whether a FII can elect to be governed by the normal provisions of the Act, instead of the provisions of Section 115AD. Investors are advised to consult their tax advisors in this regard.

C. Benefits available under the Wealth Tax Act, 1957

'Asset' as defined under Section 2(ea) of the Wealth Tax Act, 1957, does not include share in companies. Hence, the shares in companies are not liable to Wealth Tax.

D. Benefits available under the Gift Tax Act, 1958

Gift tax is not leviable in respect of any gifts made on or after October 1, 1998. Therefore, any gift of shares will not attract gift tax.

Notes:

1. All the above benefits are as per the current tax law and will be available only to the first named holder in case the shares are held by joint holders. Shareholder is advised to consider in his/her/its own case, the tax implications of any new enactments which may change / modify the law.

2. In view of the nature of tax consequences, being based on all the facts, in totality, of the investors, each investor is advised to consult his / her / its own tax advisor with respect to specific tax consequences.

ABOUT RELIANCE NATURAL RESOURCES LIMITED

Industry and Business Overview

Business

Pursuant to the Scheme, the Company stands vested with the Gas Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia, 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital of Reliance Patalganga Power Limited (RPPL). RPPL is a subsidiary of the Company. As per the agreement, 50% of the supply of Base Volume gas by RIL to the Company and/or its affiliates will commence in 2008-09, and the balance in 2009-10. Our main business will be to source gas from RIL, and supply the same for the gas based power generation and other projects of our affiliate companies. As of date, the Company has not commenced any supply to its affiliates and has no firm agreement with them for the supply of gas. The rates at which gas will be supplied to affiliate companies will be determined at the then prevailing market price and other relevant factors. For details of RPPL see – the Section titled "Key Investments".

History

Reliance Natural Resources Limited was originally incorporated on March 24, 2000 under the Companies Act, 1956 as Reliance Platforms Communications.com Private Limited. The name of the Company was thereafter changed to Reliance Energy Private Limited on January 3, 2003; Reliance Wattage Private Limited on January 16, 2003 and the status of the Company was changed to public limited company on July 25, 2005. The name of the Company was thereafter changed to Reliance Fuel Management Limited on August 3, 2005; Global Fuel Management Services Limited on August 10, 2005; Reliance Natural Resources Limited on January 9, 2006.

The objects for which the Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder

1. To carry on in India or elsewhere, the business of buying, selling, marketing, supplying, importing, exporting, trading, hedging, storing, distributing, transporting manufacturing, compressing, producing, processing, refining, mixing, formulating, purifying, disinfecting, converting, compounding, developing, deriving, discovering, searching, mining, quarrying, releasing, manipulating, preparing, or otherwise dealing in fuels required or used in industries, household, agriculture, laboratories, hospitals, aviators, vehicles, space rockets, communications, power plants, energy generation, water works, forest/plant protection and all other purposes whatsoever, including petroleum, petroleum products and by products, petrochemicals, oil, crude, oxygen, hydrogen, nitrogen, carbonic acid and all sorts of gases including natural gas (NG), liquified natural gas (LNG), compressed natural gas (CNG), liquified petroleum gas (LPG) and associated gaseous substance, hydro-carbons, coal, coal bed methane, lignite, coke, petrol, naphtha, high speed diesel, aviation turbine fuel, superior kerosene oil, including other related products and to act as selling agents, commission agents, sales organizers, distributors, stockists, del-credre agents, C & F agents, wholesalers and retailers for aforesaid products and designing, developing, erecting, installing, setting up, operating, maintaining, managing, owning, leasing, hiring retail or wholesale outlets, pumps, terminals, depots, showrooms, storage tanks, warehouses, godowns, objects, equipment, devices, facilities, infrastructure, and to carry on the business of transportation and distribution, designing, setting up, erecting, maintaining, and operating in India or abroad, pipes, pipelines, cross country piping systems, cylinders and other allied facilities for distribution of fuels, gases, natural resources, and to provide other related and ancillary services, facilities, assets or infrastructure, including but not limited to value all sorts of added services, and to plan, establish, develop, provide, promote, use, operate, conduct, procure, facilitate, maintain, do business, provide infrastructure and act as consultants, agent for attaining the above object.

2. To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel, natural gas or any other form, kind or description.

Change in Memorandum of Association since the Company's inception

Date	Particulars
December 27, 2002	Alteration of Main Object Clause.
January 3, 2003	Change of name of the Company from Reliance Platform Communication.Com Private Limited to Reliance Energy Private Limited.
January 16, 2003	Change of name of the Company from Reliance Energy Private Limited to Reliance Wattage Private Limited.
July 21, 2005	Increase in Authorized Capital from Rs. 100,000 to Rs. 500,000
July 25, 2005	The status of the company was changed from Private Limited to Public Limited Company.
August 3, 2005	Change of name of the Company from Reliance Wattage Limited to Reliance Fuel Management Limited. Alteration of main Object Clause.
August 8, 2005	Increase in Authorised Capital of the Company from Rs. 500,000 to Rs. 10,000,000
August 10, 2005	Change of name of the Company from Reliance Fuel Management Limited to Global Fuel Management Services Limited.
August 11, 2005	Alteration of Authorised Capital of the Company by subdividing the then existing Authorised Capital of Rs 10,000,000 divided into 1,000,000 equity shares of Rs. 10 each in to 2,000,000 equity shares of Rs. 5 each Alteration of Main Object Clause.
December 24, 2005	Increase of Authorized Capital of the Company from Rs. 10,000,000 to Rs. 6,500,000,000
January 9, 2006	Change of name of the Company from Global Fuel Management Services Limited to Reliance Natural Resources Limited

Subsidiary

Reliance Patalganga Power Limited is a wholly owned subsidiary of the Company.

Gas Supply Agreement with RIL

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged the supply of gas from RIL's current and future gas fields, on terms agreed by the parties, for various projects of Reliance – Anil Dhirubhai Ambani Group (Reliance – ADAG), for the continued benefit of over 20 lakh Reliance shareholders.

Our company was set up as a Special Purpose Vehicle (SPV), in order that all future benefits of the aforesaid gas supply from RIL accrued to our company, and thereby to over 20 lakh Reliance shareholders, who were becoming shareholders of our company.

As part of the overall reorganization, it was inter alia agreed that the agreed position would be recorded in Gas Supply Agreement(s) to be entered into between RIL and the Company. The Agreement was also referred to in the Scheme of Arrangement for demerger of RIL.

Clause 19 (relevant extracts) of the Scheme provided as under

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking ; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company... ;"

The main commercial points agreed upon for the supply of gas, included inter-alia, the following:

- After the NTPC entitlement (for 12 MMSCMD), Reliance - ADAG will get a firm supply of 28 MMSCMD of gas from RIL, which is the Base Volume.

- If, for any reason, the NTPC contract does not materialize, or is cancelled, its entitlement of the aforesaid 12 MMSCMD will also go to Reliance – ADAG, in addition to the 28 MMSCMD, thereby making an aggregate Base Volume quantity of 40 MMSCMD.

- The price and commercial terms for the aforesaid gas supply will be no worse than those applicable to NTPC.

- 50% of the Base Volume gas (28 MMSCMD, or 40 MMSCMD, as the case may be) is committed to be supplied by RIL to Reliance – ADAG in 2008-09, and the balance in 2009-10.

- Thereafter, from the entire future reserves of RIL (including new discoveries of gas from new explorations, and/or bids as may be submitted from time to time), Reliance - ADAG will have the first option to get 40% quantity of gas (Option Volume Gas). This is to ensure that over 20 lakh shareholders of the Company continue to benefit from RIL's Gas finds.

- Supply of Option Volume gas will be at market rates.

- Gas can be used for all projects of Reliance - ADAG.

- The gas supplied will not be used for trading, other than trading within Reliance - ADAG.

- Swapping of gas will be permitted.

- For Base Volume of gas, Reliance - ADAG will have the option to set up its own pipeline, but will have to pay the transportation costs, even if does not use RIL's East-West pipeline. However, in that situation, Reliance - ADAG will have the right to deal with the unutilized pipeline capacity, as it deems fit.

- Gas Supply Agreements to be entered into for both, Base Volume and Option Volume, will be in accordance with best international practices, and will be such as are bankable in international markets.

The Company was a wholly owned subsidiary of RIL upto the date of allotment of shares in pursuance of the Scheme, i.e. January 27, 2006. The Board of the Company consisted of three directors, two of whom were nominees of RIL, and one nominee of Reliance – ADAG, upto February 7, 2006.

On 12th January 2006 (i.e. when the Company was still under the control of RIL), a Gas Supply Master Agreement (GSMA) was entered into between RIL and the Company, with the approval of only RIL's nominees on the Board of the Company, and despite the specifically expressed strong protest and dissent of the representative of Shri Anil Dhirubhai Ambani, under whose control RNRL now is, and was always intended to remain in the future.

A proforma Gas Sale Purchase Agreement for gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of RNRL, has been annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and RNRL.

The aforesaid agreements, which constitute potentially the whole of the Company's Assets, contain significant, fundamental and material deviations, including but not limited, inter alia, with respect to the effective term, source and security of supply of gas to the Company, transportation and swapping rights and RIL's liability in case of non-performance. The Agreements therefore do not reflect the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group.

Such deviations are not only against internationally accepted principles but may also, inter alia, render the said agreements, and the power and other projects proposed to be set up on the strength of such agreements, unbankable and incapable of being implemented, or lead to substantial delays in setting up such projects.

The actions taken by RIL vis-à-vis our company, while our Company was still under the control of RIL, have attempted to substantially undermine, if not completely destroy, value for the over 20 lakh Reliance shareholders, who have become shareholders of our company.

The said deviations, if not amended appropriately, are likely to materially impact and jeopardize our entire business, operations and financial condition.

We propose to take appropriate steps to have the aforesaid agreements suitably amended, so as to bring the same in line with the agreed position to protect the interests of more than 20 lakh shareholders, but there is no certainty that such amendments will be made, and/or that the agreements will be implemented at all, and this may adversely impact our company and our shareholders.

Summary of material terms of the Gas Supply Master Agreement, Trade Mark Management Agreement and Non Competition Agreement executed between RNRL and RIL, while RNRL was still under RIL's control, which include significant, fundamental and material deviations from the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group, and for which the company proposes to take appropriate steps to have the said agreements suitably amended, so as to bring the same in line with the agreed position to protect the interests of its more than 20 lakh shareholders

A Gas Supply Master Agreement ("GSMA") has been executed between RNRL and Reliance Industries Limited ("RIL") on January 12, 2006 (while the company was still under RIL's control), which represents substantially the whole of the Company's potential worth and assets and sets out, among other things the basis of determination of quantities of gas to be made available by RIL for purchase by Affiliates of RNRL owning gas based power plants, the conditions and approvals subject to which such gas would be made available by RIL, and the price. A proforma Gas Sale Purchase Agreement for supply of gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of RNRL is annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and RNRL.

The GSMA is valid till 18th June 2015 and the term of any GSPA shall end no later than 31st March 2025 or termination of the relevant Production Sharing Contract (PSC) entered into by RIL with the Government of India, License, Lease , concession or similar arrangement (Upstream Arrangement) whichever is earlier.

Material terms and conditions of the GSMA are as follows.

Affiliate of RNRL owning gas based power plant has a right to contract upto 28 MMSCMD (Million Standard Cubic Meters Per Day) of Gas from all NELP and CBM blocks awarded to RIL as of 18th June 2005 ("Subject Blocks") under Base Volume GSPAs from RIL's entitlement of gas determined under the relevant production sharing contracts (PSC) entered into with Government of India. The quantity of gas available for sale by RIL is to be arrived at after providing for Gas required for production and transportation, share of Government of India ("GOI") and other constituents of the contractor under the relevant PSC, and gas committed to NTPC at 12MMSCMD for 17 years ("Available Quantity").

The price to be paid for the Gas under the Base Volume GSPA shall be sum of three components, (i) Commodity Price of USD 2.34 per MMBtu (Million British Thermal Unit), (ii) Marketing and Risk Management Charge of USD 0.12 per MMBtu, and (iii) Transportation Price of USD 0.72 per MMBtu or any increased price as may be stipulated from time to time by the regulator. These prices would be adjusted each year as per specified formula linked to the US Consumer Price Index. RIL's obligation is to transport the gas on the proposed East West Pipeline and delivery of gas at any tap-off point on the same, if the East West Pipe Line is built. In such a case buyer under the GSPA shall continue to be obliged to pay the Transportation Price until an acceptable replacement shipper is identified by RNRL and such shipper is not in default.

To the extent Available Quantity of Gas from the Subject Blocks exceeds 53 MMSCMD, Affiliate of RNRL owning gas based power plant would have right to contract to purchase the same as Option Volume GSPAs for the first 16.67 MMSCMD beyond 53 MMSCMD and for 40% of the quantity of gas available beyond the said 16.67 MMSCMD in terms of the GSMA.

Supply of gas by RIL under GSMA is subject to the receipt and the continued effectiveness of all approvals from all Governmental and other authorities including those required for gas sales price under the applicable GSPA as the gas sales price to be used for cost recovery, profit sharing, and all other purposes under the applicable PSC and

Joint Operating Agreement. ("Approval") and RIL shall not be in breach of its obligation to supply gas under GSMA, or any GSPA, in the event any Approvals are not received or are, at any time no longer effective.

RIL is obliged to comply with all the conditions of such Approvals and any such compliance shall not result in a breach of GSMA or GSPA by RIL.

All gas supplied by RIL to RNRL shall be used only for generation of power by gas based power plants owned by Affiliates of RNRL and cannot be sold or traded for profit.

Material terms and conditions of the Base Volume GSPA are as follows.

The term of the Base Volume GSPA and quantity of gas to be supplied are not fixed. These would be based on the formula given in Gas Supply Master Agreement.

Seller covenants that the amount of Proven Remaining Recoverable Reserves available to Seller at Gas Supply Area(s), as stated in a Certificate, shall at the time of entering into any new Gas Supply Obligation, be sufficient to fulfil the total of the existing and such new Gas Supply Obligation.

The level of production of Natural Gas from the Gas Supply Area shall be subject to development plan and production plan approved from time to time.

During any Contract Year, Buyer shall be obliged to take and pay for Take or Pay Quantity, or pay for, if not taken, any shortfall in the quantity taken by Buyer compared to Take or Pay Quantity at Contract Price in effect at the end of that Contract Year.

There are penalties to be paid by Seller to Buyer in case the nominated quantities of gas are not supplied. However, in no event shall the Seller's liability for such default whether singly or cumulatively exceed the sum to be determined based on a formula that limits the liabilities to a maximum of six months contract value if the contract duration is seventeen years.

In the event of any inconsistency between the provisions of the Gas Supply Master Agreement and GSPA, the provisions of the Gas Supply Master Agreement shall prevail.

An Amendment Agreement has also been executed on January 27, 2006 between RIL and RNRL.

Words and expressions used above have the same meanings assigned to them in the GSMA or GSPA as the context may require.

Trade Mark Management Agreement and Non Competition Agreement with Reliance Industries Limited

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged, inter alia, the use of Brands and Trademarks and non compete arrangement between the Company, being one of the Resulting Companies, and RIL, the Demerged Company. Consequent to the above and pursuant to the Scheme, RIL was to inter alia enter into the following Agreements with the Company

- Trade Mark Management Agreement
- Non Competition Agreement

The Company was a wholly owned subsidiary of RIL upto the date of allotment of Shares in pursuance of the Scheme i.e. January 27, 2006. RIL had 2 of its representatives on the Board of the Company comprising 3 Directors, and thus had majority control

In terms of the Scheme, RIL was required to reconstitute the Board and hand over the control and management of the Company to Anil D. Ambani, after the Record Date i.e. 25th January 2006. However, the Board of the Company was reconstituted only on February 7, 2006, on which date the control and management of the Company was handed over to Anil D. Ambani.

RIL executed the above Agreements with the Company on 12th January 2006, (while the Company was still under RIL's control), with the approval of only RIL's nominees on the Board of the Company and despite specific dissent of the representative of Shri Anil D. Ambani at the Board meeting.

The above Agreements contain significant, fundamental and material deviations from the agreed position, which may adversely impact the interests of the Company and its shareholders. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly, violation of the understanding for creation, protection and promotion of Trade Marks and Brands may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders.

The reconstituted Board of the Company has decided to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

A summary of the material terms of these Agreements, which were executed while the Company was still under the control of RIL, and which as stated herein are subject to amendment, is given below:

Trademark Management Agreement

The Trademarks which are subject of the Trademark Management Agreement (TMA) dated January 12, 2006 between the RIL and the Company among others are RELIANCE WORD & RELIANCE logo being the visual or graphic presentation of the letter "R" with flame in the background (Trademarks).

The TMA acknowledges that all rights title and interest in and to the Trademarks shall vest in the Demerged Group (referred herein as "RIL") and the Resulting Group (referred herein as the "Resulting Companies") in relation to their respective businesses and they are entitled to enjoy such ownership rights.

With respect to any new business commenced by either of RIL or Resulting Companies (subject to non-compete), the group which commences the business first in point of time shall be entitled to use the Trademark in relation to such business, subject to certain conditions.

The TMA allows each of the Parties to co-brand the said Trademarks, to which it is entitled to, with a third party, subject to certain conditions.

Non Competition Agreement

Under the Non Competition Agreement ("NCA") dated January 12, 2006 executed between RIL and the Company among others, RIL and the Resulting Companies have agreed not to set up businesses, which would compete with the specified Existing Businesses and reserved business of the other group for a period of 10 years. NCA also incorporates a Right of First Refusal in case any group decides to sell any of its business(s).

The non-compete provision terminates if any business is sold by either RIL or the Resulting Companies to a third party.

Existing business(s) of the Resulting Companies pertaining to the Company comprise "Power".

Power includes generation, transmission and distribution and trading, from any fuel or processes.

RIL may produce power for the captive generation in relation to other RIL Group entities or as an activity which is incidental, necessary or required for any RIL Group business, businesses in areas of free competition or businesses not subject to any non-compete obligation. In such case of captive process, in case of there being any surplus power, the RIL Group shall be entitled to sell the same to a third party into the grid or to long term suppliers but only after first offering it to the Resulting Companies, in the manner and as per the conditions as set out in the agreement, for distribution and trading such surplus power. The Resulting Companies shall be entitled to verify that this exceptional condition of sale is only in relation to surplus power, as a result of the process of generation for captive purposes within the RIL Group, and a materiality test shall be applied to ensure that the RIL Group has not effectively entered into the business of power generation / distribution.

In existing / new locations of the RIL Group where power is generated out of surplus feed stock, or surplus gas arising out of non-exercise by Resulting Companies of the 40% option for purchase of gas, if such power is in excess of the requirements of the RIL Group, it shall be first be offered to the Resulting Companies to the extent of such excess, in such manner and as per the conditions as set out in the Section 6 of the agreement.

For removal of doubt the non-compete from RIL Group in favor of Resulting Companies shall include in its subject matter Engineering, Procurement, and/or Construction Contracts for the power sector.

The business reserved for Resulting Companies include distribution of city gas in Mumbai and Delhi.

The businesses reserved for RIL are (i) Petroleum & petroleum retail (ii) Petrochemical business, subject to the following exceptions:.

(a) Distribution of city gas in Mumbai and Delhi is exclusively for the Resulting Companies as set out above.

(b) Resulting Companies can, as part of their power business, have a captive fuel supply pipeline company which may be required for sourcing fuel in relation to power business. In case of excess capacity, the same may be sold by the Resulting Companies to third parties only after offering it first to RIL Group in the manner and as per the specified conditions.

(c) The Resulting Companies may "farm in" for entering into joint ventures/partnerships with gas producers or participate in a Government of India process for acquisition of gas/CBM fields for their gas to power and distribution of gas business. If there is surplus gas after meeting the needs of the Resulting Companies, there would be an effective first right of refusal given to the RIL Group prior to sale to third parties.

(d) Resulting Companies may enter into the petrochemical business for the limited purpose of generation of power. There shall be materiality test to ensure that the Resulting Companies have not effectively entered into the petrochemicals business other than for generation of power.

As stated above, the said Agreements do not correctly reflect the agreed position between our Company and RIL. The Company intends to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

MANAGEMENT

As per the Articles of Association of the Company, the Company shall not have less than 3 directors and not more than such number of directors as may be stipulated by the Companies Act for the time being in force.

As per the Articles of Association of the Company, so long as ADA Group is the largest shareholder of the Company, Anil D Ambani shall be the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company and would have a vote in event of a tie.

Anil D. Ambani is the Chairman of the Board and of the Company. ADA Group presently is the largest shareholder of the Company.

Board of Directors as on the date of the Information Memorandum:

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
1	Shri Anil D. Ambani Age: 46 years Designation: Chairman S/o Dhirubhai Ambani Address: 39, Sea Wind, Cuffe Parade, Mumbai 400 005. Occupation : Industrialist	Reliance Energy Limited Reliance Capital Limited Anil Dhirubhai Ambani Enterprises Limited Anil Dhirubhai Ambani Foundation Reliance Blue Magic Private Limited Anil Dhirubhai Ambani Ventures Private Limited Ambani Industries Private Limited Ambani Enterprises Private Limited Ambani International Private Limited AAA Enterprises Private Limited AAA International Capital Private Limited AAA Industries Private Limited AAA Consultancy Services Company Private Limited AAA Project Ventures Private Limited AAA Global Ventures Private Limited AAA Global Business Enterprises Private Limited AAA Business Machines Private Limited Reliance Business Management Private Limited Dhirubhai Ambani Enterprises Private Limited AAA Communication Private Limited ADAE Ventures Private Limited Reliance Enterprises and Ventures Private Limited ADA Enterprises and Ventures Private Limited Anadha Enterprise Private Limited Bhavan Mercantile Private Limited Panther Consultants Private Limited Reliance Infocomm Limited Reliance Communications Infrastructure Limited Reliance Telecom Limited Flag Telecom Group Limited - Foreign Co. Indian School of Business Reliance Europe Limited Reliance Communication Ventures Limited Reliance Capital Ventures Limited Reliance Energy Ventures Limited

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
2	Shri S. L. Rao Age : 69 years Designation Director S/o V L Rao D1, Chartered Cottage 8, Lanford Road Bangalore 560 025 Occupation : Company Director	Reliance Energy Limited Reliance Energy Ventures Limited Global Trustcapital Finance Pvt. Limited Honeywell Automation India Limited (Formally Tata Honeywell Limited) Kanoria Chemicals & Industries Limited Rain Calcining Limited National Institute of Health and Family Welfare (A Section 25 Company The Institute of Social & Economic Change, Bangalore Member, Executive Committees Madras Craft Foundation. Member, National Committee,Aga Khan Foundation of India Member, Board of Governors,RIS Board of Governors of Indian Institute of Management, Lucknow
3	Shri J. L. Bajaj Age : 65 years Designation Director S/o Roshanlal Bajaj 184, Sector – 15A, Noida 201 301 Occupation : Company Director	ILFS Trust Company Limited
4	Shri Bakul Dholakia Age : 58 years Designation Director S/o Harshadrai Dholakia H. No. 503, IIM Campus, Indian Institute of Management Vastrapur, Ahmedabad 380 015 Occupation : Company Director	Oil and Natural Gas Corporation Limited Mahanagar Gas Limited Media Lab Asia Limited Ashima Dyecot Private Limited

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

The Board of the Company was reconstituted on February 7, 2006 whereby Anil D. Ambani, SL Rao, J.L. Bajaj and Bakul Dholakia have been appointed and Shri Sandeep Tandon, Shri Laxmidas Merchant and Shri J. P. Chalasani resigned as Directors of the Company. The control and management of the Company accordingly stands vested with Anil D. Ambani.

As per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

Brief Biography of the Directors.

Shri Anil D. Ambani

Shri Anil D. Ambani, the Chairman of the Company, is also the Chairman of Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Energy Ventures Limited, Reliance Capital Ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

S. L. Rao

S L Rao is a visiting fellow of The Energy Resources Institute (TERI), New Delhi and Ford Public Affairs (visiting) Fellow, Public Affairs Centre, Bangalore .He was the first Chairman of Central Electricity Regulatory Commission. He had earlier held membership of various institutional Boards of repute, including as Chairman of Board of Studies, Centre for Management Education, All India Management Association, Delhi.

J. L. Bajaj

J. L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Bakul Dholakia

Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), and a Member of National Productivity Council.

Compensation of managing Directors/ Whole time Directors

RNRL does not have any Managing Director or Whole Time Director.

Corporate Governance

The provisions of the listing agreement to be entered into with the Stock Exchanges with respect to corporate governance will be applicable to the Company immediately upon the listing of its Equity Shares on the Stock Exchanges. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement.

Shri Anil D. Ambani is the non-executive Chairman of the Board. The Board of the Company comprising four Directors has 2 Independent Directors. The Board has also constituted the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee as required under Clause 49 of the Listing Agreement as under:

Director	Category	Member of Audit Committee	Member of Shareholders/Investors' Grievance Committee	Member of Remuneration Committee
Anil D. Ambani	Non-executive & Non-independent	Yes	Yes	Yes
S. L. Rao	Non-executive & Independent	Yes	Yes	Yes
J. L. Bajaj	Non-executive & Independent	Yes	Yes	Yes
Bakul Dholakia	Non-executive & Independent	Yes	Yes	Yes

The role, powers, scope of functions and duties of the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956, Clause 49 of the Listing Agreement and the Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct.

The Status of the Company's compliance with the provisions of Clause 49 of the Listing Agreement is given below:

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
I. Board of Directors	491	YES
(A) Composition of Board	49 (IA)	YES
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES
II. Audit Committee	49 (II)	YES
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee	49 (IIB)	YES
(C) Powers of Audit Committee	49 (IIC)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	YES
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Disclosure of Accounting Treatment	49 (IV B)	YES
(C) Board Disclosures	49 (IV C)	YES
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES
(E) Remuneration of Directors	49 (IV E)	NA
(F) Management	49 (IV F)	YES
(G) Shareholders	49 (IV G)	YES
V. CEO/CFO Certification	49 (V)	YES
VI. Report on Corporate Governance	49 (VI)	YES
VII. Compliance	49 (VII)	YES

The Directors have no interest in the transactions of the Company, otherwise than as directors of the Company.

Change in Board of Directors since the Company's inception

Name of Director	Date of Appointment	Date of Resignation	Reasons
Surendra Pipara	March 24, 2000	August 10, 2005	Resigned
Vidya Dharra	March 24, 2000	December 29, 2003	Resigned
Sapna Chourasia	December 29, 2003	June 25, 2004	Resigned
Atul Kumar Tandon	June 25, 2004	June 24, 2005	Resigned
Ramesh Shenoy	June 24, 2005	July 27, 2005	Resigned
Hasit Shukla	June 24, 2005	July 27, 2005	Resigned
Ramesh Shenoy	July 27, 2005	August 10, 2005	Resigned
Hasit Shukla	July 27, 2005	August 10, 2005	Resigned
Sandeep Tandon	August 9, 2005	February 7, 2006	Resigned
Laxmidas Merchant	August 9, 2005	February 7, 2006	Resigned
J. P. Chalasani	August 9, 2005	February 7, 2006	Resigned
Anil D. Ambani	February 7, 2006	-	Appointed as Additional Director
S. L. Rao	February 7, 2006	-	Appointed as Additional Director
J. L. Bajaj	February 7, 2006	-	Appointed as Additional Director
Bakul Dholakia	February 7, 2006	-	Appointed as Additional Director

Date of expiration of current term of Office of Directors

Anil D. Ambani, S. L. Rao, J. L. Bajaj and Bakul Dholakia were appointed as Additional Directors on the Board of the Company and hold office upto the ensuing Annual General Meeting.

Shareholding of Directors

Name of Director	No of Shares held
Anil D. Ambani	18 59 271
S. L. Rao	100
J. L. Bajaj	20
Bakul Dholakia	1 260

Key Managerial Personnel

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Ashish Karyekar as the Manager, of the Company with effect from February 7, 2006. Ashish Karyekar is also the Dy. Company Secretary and Compliance Officer of the Company. Ashish Karyekar is commerce and law graduate, and an Associate Member of the Institute of Company Secretaries of India. Prior to his appointment as Manager of the Company, Ashish Karyekar was Company Secretary of Reliance Energy Generation Limited. Ms. Geeta Fulwadaya who was Secretarial and Compliance Officer of the Company resigned on February 7, 2006. Apart from the above, there are no changes in the Key Management Personnel of the Company.

Employees:

As on date, Company has no significant employee strength.

PROMOTERS

Before the Scheme becoming effective, the Company was a wholly owned subsidiary of RIL. Pursuant to the Scheme becoming effective, the Company has allotted equity shares to the shareholders of RIL, except Specified Shareholders, as defined in the Scheme. Further, in terms of Clause 16.2 of the Scheme of Arrangement, consequent to the allotment made on January 27, 2006, the shareholding of RIL in the Company has been cancelled. Currently, Anil D. Ambani, Tina A. Ambani, Kokila D. Ambani, Jai Anmol A. Ambani, Jai Anshul A. Ambani, AAA Global Business Enterprises Private Limited, Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited are presently the Promoters of the Company and Reliance Capital Limited and certain other companies forming part of the 'Group' who have / are in the process of transferring their shares to Anadha Enterprise Private Limited and/or Bhavan Mercantile Private Limited, are the Persons Acting in Concert with the Promoters.

Details of Promoters

Shri Anil D. Ambani, age 46 years, is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

The Voter id number of Anil D. Ambani is MT/04/019102277311 and driving license number is 85/C/26507

Smt. Tina A Ambani, age 46 years is wife of Anil D. Ambani. She pioneered the Harmony Show, which over last several years provided a strong platform for promoting Art. She is also actively involved in philanthropic and social service activities and has been instrumental in the launch of the Harmony an initiative for senior citizens. Her voter id number is MT/04/019/033774.

Smt. Kokila D. Ambani, age 71 years is wife of the Founder Chairman of the Reliance group Late Dhirubhai H. Ambani. She is a matriculate. Her voter id number is MT/04/019/033763. She does not have a driving license.

Jai Anmol A Ambani, age 14 years, and **Jai Anshul A Ambani**, age 10 years are students and act through their father and natural guardian Anil D. Ambani.

AAA Global Business Enterprises Private Limited (AGBPL)

Date of Incorporation:

AAA Global Business Enterprises Private Limited was incorporated on January 25, 2005.

Principal Business:

Except for acquiring 1,15,29,001 shares in RIL, AGBPL has not commenced any business activities. The Company has not completed its first year of operations, hence has not prepared Profit and Loss Account.

Shareholding Pattern of AGBPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoters holding	-	-
	Total	10,000	100.00

Board of Directors of AGBPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AGBPL

Rs. in Crores

Particulars	January 12, 2005 to March 31, 2005
Sales & Other Income	-
PAT	-
Equity Capital	0.01
Reserves	-
EPS(Rs.)	-
Book Value(Rs.)	-

Details of listing and Highest & Lowest market price during the preceding six months:

AAA Global Business Enterprises Private Limited is not listed

Anadha Enterprise Private Limited (AEPL)

AEPL was incorporated on June 23, 2005 and its principal business is Trading.

Shareholding Pattern of AEPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AEPL

Anil D. Ambani
Kokila D Ambani
Hasit Shukla

Financial Performance of AEPL

Rs. in Crores

Particulars	June 23, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	9.73

Details of listing and Highest & Lowest market price during the preceding six months:

AEPL is not listed.

Bhavan Mercantile Private Limited (BMPL)

BMPL was incorporated on June 27, 2005 and its principal business is Trading

Shareholding Pattern of BMPL as on December 31, 2005:

	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of BMPL

Anil D. Ambani
Kokila D. Ambani

Financial Performance of BMPL

Rs. in Crores

Particulars	**June 27, 2005 to December 31, 2005**
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	10.83

Details of listing and Highest & Lowest market price during the preceding six months:

BMPL is not listed.

We confirm that the Permanent Account Number, Bank Account Number, the Company Registration Numbers and the address of the Registrar of Companies where our Promoters are registered have been submitted to the Stock Exchange at the time of filing of the Information Memorandum.

Change of Control of the Company in terms of the Scheme of Arrangement

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani. Hence, Board of Directors of the Company and its committees would be reconstituted at a later date.

Further, as per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

The Board of the Company was reconstituted on February 7, 2006 and the control and management of the Company now stands vested with Anil D. Ambani. ADA Group is presently the largest Shareholder of the Company.

CURRENCY OF PRESENTATION

In this Information Memorandum all references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

DIVIDEND POLICY

There is no set dividend payment policy. Dividend is intended to be declared based on the quantum and availability of future profits and will be disbursed based on shareholder approval based on the recommendation of the Board of Directors.

We have not paid any dividends in the past.

Auditors' Report

The Board of Directors
Reliance Natural Resources Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Re: **Public listing of Reliance Natural Resources Limited (Formerly Known as Global Fuel Management Services Limited)**

Dear Sirs,

1. We have examined the financial information of Reliance Natural Resources Limited (Formerly Known as Global Fuel Management Services Limited) ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 23, 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 23, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The restated profit and loss of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guideline have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. Statement of Tax Shelter as appearing in the Annexure 7 to this report.

v. The Company does not have any outstanding balance of secured and unsecured loan, hence the information regarding analysis of outstanding secured and unsecured loans in accordance with paragraph 6.10.2.6 and 6.10.2.7(h) respectively of the SEBI Guideline have not been disclosed.

vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guideline have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pathak H.D. & Associates
Chartered Accountants

Parag D. Mehta
Partner
Membership No.: 113904

Mumbai: January 27, 2006

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	2004	2003	2002	2001
A	**Fixed Asset**						
	Gross Block	4,709,147,531					
	Less: Depreciation	741,288,734					
	Net Block	3,967,858,797					
B	**Investments**	567,000	95,000	95,000	82,000	82,000	
C	**Deferred tax asset**	14,766,852					
D	**Current Assets, Loans and Advances**						
	Cash and Bank balances	380,488	19,232	7,178	16,640	11,990	4,033
	Loans and Advances	2,119,736,875					
	Total	2,120,117,363	19,232	7,178	16,640	11,990	4,033
E	**Liabilities and Provisions**						
	Unsecured loan		51,000	31,000			
	Current Liabilities and Provisions	16,296,366	6,612	6,480	26,480	12,600	13,285
	Total	16,296,366	57,612	37,480	26,480	12,600	13,285
F	**Net Worth (A+B+C+D-E)**	6,087,013,646	56,620	64,698	72,160	81,390	(9,252)
G	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	100,000	100,000	100,000	100,000	2,000
	Share capital – pending allotment	6,115,652,110					
	Less Accumulated losses	(29,138,464)	(43,380)	(34,522)	(26,263)	(16,236)	(8,081)
	Total	6,087,013,646	56,620	65,478	73,737	83,764	(6,081)
	Less:						
H	Miscellaneous Expenditure to the extent not written off or adjusted			780	1,577	2,374	3,171
I	Net Worth (G-H)	6,087,013,646	56,620	64,698	72,160	81,390	(9,252)

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 2

STATEMENT OF PROFIT AND LOSS AS RESTATED

Amount in Rupees

	Particulars	For the Period ended on December 31, 2005	For the Year / Period ended on March 31,				
			2,005	2,004	2,003	2,002	2,001
A	**Income**						
	Profit on sale of assets	8,688					
	Total	8,688					
B	**Expenditure**						
	Depreciation	39,891,837					
	Rates and taxes	384,289					
	Helicopter expenses	803,816					
	Vehicle expenses	2,616,251					
	Audit fees (incl. Service tax)	165,300	6,612	6,480	6,480	6,300	6,300
	General expenses	9,131	1,466	982	2,750	1,058	967
	Misc. expenditure written off	-	780	797	797	797	814
	Total	43,870,624	8,858	8,259	10,027	8,155	8,081
C	**Net Profit before tax (A-B)**	(43,861,936)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
	Less:						
	Provision for tax – deferred	14,766,852					
D	**Net Profit after Tax**	(29,095,084)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
E	Balance brought forward from last year	(43,380)	(34,522)	(26,263)	(16,236)	(8,081)	
F	**Balance carried to Balance sheet (D+E)**	(29,138,464)	(43,380)	(34,522)	(26,263)	(16,236)	(8,081)

ANNEXURE – 3

CASH FLOW STATEMENT AS RESTATED

Amount in Rupees

	Particulars	Period ended on	Year / Period ended on				
		December 31, 2005 *	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Cash Flow from Operating Activities**						
	Net Profit /(loss) before tax as per Profit and Loss account	(43,861,936)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
	Adjusted for:						
	Depreciation	39,891,837					
	Profit on sale of assets	(8,688)					
	Preliminary expenses written off	-	780	797	797	797	814
	Operating Profit/(Loss) before working capital changes	(3,978,787)	(8,078)	(7,462)	(9,230)	(7,358)	(7,267)
	Adjusted for						
	Trade payables	16,289,754	132	(20,000)	13,880	(685)	13,285
	Net Cash used in operating activities	12,310,967	(7,946)	(27,462)	4,650	(8,043)	6,018
B	**Cash flow from Investing Activities**						
	Preliminary expenditure						(3,985)
	Sale of asset	144,339					
	Purchase of investment	(12,471,050)		(13,000)		(82,000)	
	Sale of investments	28,000					
	Net cash used in investment activities	(12,298,711)		(13,000)		(82,000)	(3,985)
C	**Cash flow from financing Activities**						
	Proceeds from Share Capital	400,000				98,000	2,000
	Long term borrowings		20,000	31,000			
	Repayment of long term borrowings	(51,000)					
	Net cash generated from financing activities	349,000	20,000	31,000		98,000	2,000
	Net Increase in Cash and Cash equivalents (A + B + C)	361,256	12,054	(9,462)	4,650	7,957	4,033
	Opening Balance of Cash and Cash equivalents	19,232	7,178	16,640	11,990	4,033	
	Closing Balance of Cash and Cash equivalents	380,488	19,232	7,178	16,640	11,990	4,033

* Transaction arising out of scheme of demerger, as stated to Note 3 of Annexure 4 is a non cash transaction and not considered in the above cash flow workings.

ANNEXURE – 4

NOTES TO RESTATED ASSETS AND LIABILITIES, PROFIT AND LOSS ACCOUNT AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31,2005

1. Significant accounting policies

a. Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Fixed assets

Fixed assets are stated at Cost net of MODVAT / CENVAT less accumulated depreciation and impairment loss, if any.

c. Depreciation

Depreciation on fixed assets has been provided on the basis of written down value as on the appointed date at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

d. Impairment of Assets:

An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

e. Investments

Current investments are carried at lower of cost or net realizable value. Long term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

f. Taxation

Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is a reasonable certainty of their realization. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is virtual certainty of their realization supported by convincing evidence.

g. Pre-operative Expenditure

All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which would be capitalised/written off on commencement of business.

2. The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 9th August 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3. In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9th December 2005 and same has been filed with Registrar of Companies on 21st December 2005 and the appointed date as per the Scheme is September 1, 2005.

   As per the said Scheme:

   a. All the properties, investments, assets and liabilities relatable to 'Gas based Energy undertaking' of RIL will stand transferred and vested in the Company on a going concern basis.

   b. The said transfer has been affected at the values appearing in the books of RIL as at 31st August 2005 and recorded as such in book of accounts of the company. The book value of assets over liabilities as on that date aggregates to Rs. 2,967,723,254.

   c. In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs. 6,115,652,110 is disclosed as 'Share Capital – pending allotment'. Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500, 000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL.

   d. Deficit of net assets so recorded; over the amount of share capital to be issued amounting to Rs. 3,147,928,856 is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as 'Goodwill'.

4. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai name of the company has been changed as under:

Certificate Dated	Change of name particulars
25-07-2005	From "Reliance Wattage Private Limited" to "Reliance Wattage Limited"
03-08-2005	From "Reliance Wattage Limited" to "Reliance Fuel Management Limited"
10-08-2005	From Reliance Fuel Management Limited" to "Global Fuel Management Services Limited"
09-01-2006	From "Global Fuel Management Services Limited" to "Reliance Natural Resources Limited"

5. Related Party disclosures

a. Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005	Holding company
Reliance Patalganga Power Limited *	w.e.f. 21.12.2005	Subsidiary companies
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Thermal Energy limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	

* The Company was fellow subsidiary during the period 09.08.2005 to 21.12.2005

b. Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period

Nature of transaction (Excluding reimbursements)	Name of the Party	Opening Balance as on 01.04.2005 Rs	Acquired on Demerger Rs	Transaction During the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to equity share capital	Mr. Anil D. Ambani	-	-	400,000	-
Equity Share Capital (As Holding Company)	Reliance Industries Limited	-	-	-	500,000
Investments - Equity Share	Reliance Patalganga Power Limited	-	500,000	-	500,000
Interest free Loans / Advances	Reliance Ventures Limited	-	2,177,500,000	(180,630,543)	1,996,869,457
	Reliance Patalganga Power Limited	-	122,867,418	-	122,867,418
Other current liabilities (reimbursements)	Reliance Industries Limited	-	-	16,131,066	16,131,066

6. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

7. In terms of Accounting Standards (AS) 22, "Taxes on Income" the Company has provided deferred tax asset of Rs. 14,766,852. Details are as under:

Particulars	Timing differences arising during the period Rupees	As at 31-12-2005 Rupees
Deferred Tax Asset		
On account of Depreciation	1,714,376	1,714,376
Unabsorbed tax losses	13,052,477	13,052,477
Deferred Tax Asset	14,766,852	14,766,852

Deferred tax asset is recognized, as the management believes that there is a virtual certainty as to its realisation against future taxable profit.

8. Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the industries (Development and Regulation) Act, 1951.

9. In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	For the period ended December 31, 2005	For the period / year ended on March 31,				
			2,005	2,004	2,003	2,002	2,001
1	**Earnings per share**						
	Net Loss after Tax (Rs)	(29,095,084)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
	Weighted average number of equity shares (Refer note 1)	66,546	20,000	20,000	20,000	20,000	400
	Earnings per share (Rs) Basic and Diluted	(437.22) (Refer note below)	(0.44)	(0.41)	(0.50)	(0.41)	(20.20)
2	**Return on Net Worth**						
	Net Loss after Tax	(29,095,084)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
	Net Worth	6,087,013,646	56,620	64,698	72,160	81,390	(9,252)
	Return on Net Worth (%)	(0.48)	(15.64)	(12.77)	(13.90)	(10.02)	(87.34)
3	**Net Asset Value**						
	Net Assets (Rs)	6,087,013,646	56,620	64,698	72,160	81,390	(9,252)
	No. Of Shares (Refer note 1)	100,000	20,000	20,000	20,000	20,000	400
	Net Asset Value per share (Rs)	60,870.14	2.83	3.23	3.61	4.07	(23.13)

Notes

1) During the period ended December 31, 2005, the Company has split its equity shares from Rs10 per share to Rs.5 per share. Accordingly, the number of shares is increased for all reported periods based on per share face value of Rs.5 each. The Earnings per share and Net asset value is accordingly calculated based on face value of Rs.5 per share.

2) The effect of weighted average number of equity shares to be issued pursuant to the scheme of arrangement excluding shares to be cancelled on allotment is anti dilutive in nature and hence basic and diluted earnings per share remains the same.

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue (Refer note below)
A	**Borrowing:**		
	Short Term debt		
	Long Term debt		
	Total Debt		
B	**Shareholders Funds:**		
	Equity share capital	500,000	6,115,652,110
	Share capital – pending allotment	6,115,652,110	-
	Reserves and surplus	-	500,000
	Less: Profit and loss account	(29,138,464)	(29,138,464)
	Total	6,087,013,646	6,087,013,646
	Debt – Equity Ratio (A/B)	-	-

Note:

As per the scheme of arrangement, in consideration of demerger of Gas based energy undertaking, the Company would issue and allot the shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity shares of face value of Rs.5 each fully paid up in the Company for every one equity shares of Rs.10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital, which is pending allotment as at December 31, 2005, is considered as share capital pending allotment and included in preissue shareholders funds. The post issue debt equity ratio is as adjusted at December 31, 2005 for allotment of these shares amounting to Rs.6115652110 and cancellation of current share capital of the Company of Rs.500000, which shall stand, cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post issue reserves and surplus.

ANNEXURE – 7

STATEMENT OF TAX SHELTERS

Amount in Rupees

Particulars	For the period ended December 31, 2005	For the year / period ended				
		March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Profit/(loss) before current and deferred taxes, as restated	(43,861,936)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
Tax rate, %						
-- Normal	33.66	36.59	35.88	36.75	35.70	39.55
-- MAT	8.42	7.84	7.69	7.88	7.65	8.48
Tax impact at applicable tax rate on restated profits (A)	(14,763,928)					
Adjustments						
Temporary differences						
Difference between book base and tax base of fixed assets	8,739,826					
Tax losses	35,122,110					
Adjustment (B)	43,861,936					
Tax saving thereon (C)	14,763,928					
Net tax payable (A+C)	-					

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments (Long Term, Non-Trade, at Cost)	For the period ended December 31, 2005		For the period / year ended									
			March, 31, 2005		March, 31, 2004		March, 31, 2003		March, 31, 2002		March, 31, 2001	
Unquoted												
In Equity Shares of subsidiary company, fully paid up												
Reliance Patalganga Power Limited of Rs.10 each		500,000										
In Equity Shares, fully paid up												
Reliance Broadband Network Private Limited of Rs.10 each	14,000		14,000		14,000		13,000		13,000			
Reliance Coverage Communication Private Limited of Rs.10 each	15,000		15,000		15,000		14,000		14,000			
Reliance Energy Service Private Limited of Rs.10 each	19,000		19,000		19,000		13,000		13,000			
Reliance Energia Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000			
Reliance Energy Ventures Private Limited of Rs. 10 each	-		14,000		14,000		14,000		14,000			
Reliance Petroleum Private Limited of Rs.10 each	-		14,000		14,000		14,000		14,000			
		67,000		95,000		95,000		82,000		82,000		-
Total		567,000		95,000		95,000		82,000		82,000		-

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	For the period ended December 31, 2005	For the year / period ended March 31,				
		2005	2004	2003	2002	2001
Loans to subsidiary companies	122,867,418					
Advances recoverable in cash or in kind or for value to be received	1,996,869,457					
Total	2,119,736,875					
Above amount includes balances with following related party						
Reliance Patalganga Power Limited	122,867,418					
Reliance Ventures Limited	1,996,869,457					
Total	2,119,736,875					

Auditors' Report

The Board of Directors
Reliance Patalganga Power Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Reliance Patalganga Power Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of Equity shares of Reliance Natural Resources Limited.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a) The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b) The Statement of Pre-operative Expenditure of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c) The restated cash flows of the Company for the financial year ended March 31, 2005 and for the period ended December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the aforesaid listing of the equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Jayeshkumar Shah & Co.
Chartered Accountants

Jayesh Shah
Proprietor
Membership No.: 34581

Mumbai: January 27, 2006

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	AS AT December 31, 2005	As at March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	Fixed Assets						
	Gross Block	115,015	115,015	115,015	115,015	115,015	115,015
	Less: Depreciation	41,008	35,523	28,243	20,963	13,683	6,403
	Net Block	74,007	79,492	86,772	94,052	101,332	108,612
	Capital work-in-progress	135,410,232	137,584,692	137,640,483	137,663,662	125,039,793	112,731,567
		135,484,239	**137,664,184**	**137,727,255**	**137,757,714**	**125,141,125**	**112,840,179**
B	Investments	34,000	78,000	68,000	85,000	-	-
C	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	2,267,190	2,527,086	2,562,404	2,419,797	2,337,276	2,473,918
	Loans and Advances	366,841	164,099	69,480	123,265	181,141	147,250
	Total	**2,634,031**	**2,691,185**	**2,631,884**	**2,543,062**	**2,518,417**	**2,621,168**
D	***Current liabilities and Provisions***						
	Unsecured loan	122,867,418	122,867,417	122,867,417	120,467,417	108,320,884	96,236,208
	Current liabilities and Provisions	14,784,425	17,065,525	17,060,015	19,419,515	19,336,178	19,223,523
	Total	**137,651,843**	**139,932,942**	**139,927,432**	**139,886,932**	**127,657,062**	**115,459,731**
E	Net worth (A+B+C-D)	500,427	500,427	499,707	498,844	2,480	1,616
F	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	500,000	500,000	500,000	4,500	4,500
	Reserves and surplus	427	427	427	427	427	427
	Total	**500,427**	**500,427**	**500,427**	**500,427**	**4,927**	**4,927**
G	**Less: Miscellaneous expenditure to the extent not written off or adjusted**			720	1,583	2,447	3,311
H	Net Worth (F-G)	**500,427**	**500,427**	**499,707**	**498,844**	**2,480**	**1,616**

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 2

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount in Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on				
			March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	Opening Balance	137,584,692	137,640,483	137,663,662	125,039,792	112,731,567	45,226,015
	Add:						
B	*Expenditure incurred during the year*						
	Traveling expenses						630,638
	Salaries & welfare exps						5,117,094
	Vehicle expenses						453,109
	Depreciation	5,485	7,280	7,280	7,280	7,280	6,403
	Payment to auditors	5,510	5,510	5,400	5,400	5,250	5,500
	Professional fees					1,042,675	7,262,000
	Water charges				94,657	250,263	86,722
	External water supply					210,000	948,945
	Fees for study/clearance				1,367,500		2,561,207
	Legal fees						7,500
	Repairs & Maintenance						27,359
	Interest – others				11,388,017	10,973,211	9,362,412
	Income tax	24,300	18,441	64,610	-75,000	-30	75,000
	Vehicle hire charges						268,282
	Documentation expenses						71,408
	Miscellaneous expenses	3,433	779	3,311	2,462	24,328	503,245
	Miscellaneous exp w/off	-	720	864	864	864	864
	Total	38,728	32,730	81,465	12,791,180	12,513,841	27,387,688
C	Sub Total (A+B)	137,623,420	137,673,213	137,745,127	137,830,972	125,245,408	72,613,703
D	Less: Interest and other income	72,188	88,521	104,644	167,310	205,616	187,948
E	(C-D)	137,551,232	137,584,692	137,640,483	137,663,662	125,039,792	72,425,755
F	Add: Advance against capital exp.	-2,141,000	-	-	-	-	40,305,812
G	Closing balance (E+F)	135,410,232	137,584,692	137,640,483	137,663,662	125,039,792	112,731,567

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 3

CASH FLOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Cash Flow from Operating Activities**						
	Trade receivables	9,002	-17,327	54,133	-40,032	7,426	-25,151
	Trade payables	-2,305,400	5,510	-2,359,500	5,378	-145,486	6,564,552
	Cash generated from operations	-2,296,398	-11,817	-2,305,367	-34,654	-138,060	6,539,401
	Taxes paid	-31,744	-77,292	-48,674	97,768	69,341	-67,624
	Net Cash used in operating activities	-2,328,142	-89,109	-2,354,041	63,114	-68,719	6,471,777
B	**Cash from investing activities**						
	Addition in Capital work-in-progress	2,174,460	55,791	23,179	-12,623,718	-12,300,949	-67,505,551
	Adjusted for:						
	Depreciation	5,485	7,280	7,280	7,280	7,280	6,403
	Interest paid				11,388,016	10,973,211	9,362,412
	Income tax	24,300		48,325	-75,000	-30	75,000
	Miscellaneous exp w/off		720	864	864	864	864
		2,204,245	63,791	79,648	-1,302,558	-1,319,624	-58,060,872
	Purchase of asset						-115,015
	Purchase of Investments		-10,000		-85,000		
	Sale of Investments	44,000		17,000			
	Net Cash generated from investing activities	2,248,245	53,791	96,648	-1,387,558	-1,319,624	-58,175,887
C	**Cash flow from financing Activities**						
	Proceeds from share capital				495,500		
	Loans given	-180,000					
	Long term borrowings			2,400,000	3,150,000	3,850,000	55,985,000
	Long term borrowings repaid					-500,000	-1,065,000
	Interest paid				-2,238,535	-2,098,299	-1,410,763
	Net Cash generated from financing activities	-180,000		2,400,000	1,406,965	1,251,701	53,509,237
	Net Increase/(Decrease) in Cash and Cash equivalents	-259,897	-35,318	142,607	82,521	-136,642	1,805,127
	Opening Balance of Cash and Cash equivalents	2,527,086	2,562,404	2,419,797	2,337,276	2,473,918	668,791
	Closing Balance of Cash and Cash equivalents	2,267,189	2,527,086	2,562,404	2,419,797	2,337,276	2,473,918

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1) Significant Accounting Policies

a) General

i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

ii) The Company follows mercantile system of accounting and recognises income and expenditure on accrual basis.

b) Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are know/materialised

c) Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and impairment loss.

d) Depreciation

Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

e) Borrowing Cost

Borrowing costs that re attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use.

f) Investments

Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long term investments are stated at cost. Provisions for diminution in the value of long-term investments are made only if such a decline is other than temporary in the opinion of the management.

g) Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognised but are disclosed in the notes. Contingent assets are neither recognised nor disclosed in the financial statements.

h) Impairments of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is changed to Profit and Loss account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

i) Provision for Current and Deferred Tax

Provision for Current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognised using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognised only to the extent there is sufficient certainty with respect to reversal of the same in future years as a matter of prudence.

j) Pre-operative expenses

All Expenditure including finance cost during construction / implementation of project are included under Capital work in progress and to be allocated to the fixed assets on commencement of commercial operations.

2) All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August 2005, pursuant to which the Company has become wholly owned subsidiary of RIL and further the Company has become wholly owned subsidiary of Reliance Natural Resources Limited w.e.f. 21st December, 2005

3) As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

4) There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5) In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has deferred tax assets. However, as a matter of prudence, deferred tax assets have not been recognised.

6) Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Natural Resources Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005 to 21.12.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Reliance Thermal Energy Limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end for the period

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Equity Share Capital (As Holding Company)	Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	-	-	500,000
Unsecured loan	Reliance Industries Limited	122,867,417	-	122,867,417
Current liabilities	Reliance Power Limited	17,015,082	(2,300,000)	14,715,082
Investments	Reliance Thermal Energy Limited	17,000	(17,000)	-
	Jayamkondam Power Limited	27,000	(27,000)	-
Loan given	Reliance Thermal Energy Limited	-	180,000	180,000
Sale of Investments	Reliance Industries Limited	-	44,000	-

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	*For the period* ended December 31, 2005	***For the year ended on*** March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
1	**Earnings per Share**	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
	Profit after tax (Rupees)						
	No. Of shares						
	Earnings per Share (Rupees)						
2	**Return on Net Worth**	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
	Profit after tax						
	Net worth						
	Return on Net Worth (%)						
3	**Net Asset Value**						
	Net Assets (Rupees)	500,427	500,427	499,707	498,844	2,480	1,616
	No. Of shares	50,000	50,000	50,000	50,000	450	450
	Net Asset Value per share (Rupees)	10.01	10.01	9.99	9.98	5.51	3.59

Note: - Since the business of the Company is still in the pre-operative stage, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt		
	Long Term Debt	122,867,418	122,867,418
	Total Debt	122,867,418	122,867,418
B	**Shareholders Fund:**		
	Equity share capital	500,000	500,000
	Reserves and surplus	427	427
	Total	500,427	500,427
	Debt - Equity ratio (A/B)	245.53	245.53

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	SECURED LOAN						
B	UNSECURED LOAN						
	From a body corporate	97,950,000	97,950,000	97,950,000	95,550,000	92,400,000	89,050,000
	Interest accrued and due	24,917,417	24,917,417	24,917,417	24,917,417	15,920,884	7,186,208
	Total	122,867,417	122,867,417	122,867,417	120,467,417	108,320,884	96,236,208

Above referred unsecured loan is received from Reliance Industries Limited

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	As at December 31,2005	As at March 31,2005	As at March 31,2004	As at March 31,2003	As at March 31,2002	As at March 31,2001
In Equity Shares - Unquoted, Fully Paid Up						
Reliance Delhi Power Private Limited				17,000		
Reliance Jamnagar Power Private Limited	17,000	17,000	17,000	17,000		
Reliance Thermal Energy Limited		17,000	17,000	17,000		
Jayamkondam Power Limited		27,000	17,000	17,000		
Reliance Bhavnagar Power Private Limited	17,000	17,000	17,000	17,000		
Total	34,000	78,000	68,000	85,000	-	-

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at December 31, 2005	As at March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Advance tax payment	167,542	135,798	58,506	58,158		
Advances recoverable in cash or in kind or value to be received	199,299	28,301	10,974	65,107	181,141	147,250
Total	**366,841**	**164,099**	**69,480**	**123,265**	**181,141**	**147,250**

GROUP COMPANIES FINANCIAL AND OTHER INFORMATION

The details of the listed companies and other Resulting Companies in the group are as under:

1. Reliance Energy Limited (REL)

Date of Incorporation:

REL was incorporated on October 1, 1929.

Principal Business:

REL is India's leading integrated power utility company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh

Shareholding Pattern of REL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
	Total	201,904,251	100.00

Board of Directors of REL:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL

Rs in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	2,759.29	3,582.70	4,592.55	3,383.43
PAT	162.33	367.08	520.14	480.47
Equity Capital	137.83	175.26	185.61	201.94
Reserves	2,425.67	4,935.71	5,586.27	NA
EPS(Rs.)	8.85	25.86	28.06	24.30
Book Value(Rs.)	186.13	291.79	310.32	NA

*As per the un-audited financial results published by REL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited GDR's of the company are listed at London Stock Exchange.

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.40	573.00
January 2006	700.60	585.20

Promise v/s Performance

In December 1993 REL made a public issue of 25,269,000 - 15% Secured Fully Convertible Debentures of Rs. 70 each, each of which was converted into one equity share of Rs. 10 each, at a premium of Rs. 60 each, for cash at par, aggregating to Rs. 1176.9 crores. REL simultaneously also made a rights issue of 28,851,760 fully convertible debentures of Rs. 60 each, each of which was converted into one equity share of Rs. 10 each at a premium of Rs. 50 each.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

Rs. in Crores

Year ended March 31,	1993-94		1994-95		1995-96	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	920.61	1008.78	1046.49	1214.39	1138.07	1584.85
Profit After Tax	81.87	70.84	127.93	146.66	137.06	173.47
Earning per Share (Rs.)	14.19	12.28	11.44	13.13	12.26	15.00

1993-94: The variation between the projected and actual figures is attributable to the Provision for Taxation, which in projected financials was Nil while Actual was Rs.49.60 crores.

The performance in 1994-95 and 1995-96, were higher than those projected, due to the benefits accrued as a result of the commissioning of the Company's Power Station at Dahanu.

Recent equity issue:

REL on July 21, 2005 had allotted 4,184,000 equity shares at the rate of Rs. 573 per equity shares (including a premium of Rs. 563) to a corporate body and five foreign institutional investors. REL on August 2, 2005 had also allotted 2,58,16,000 warrants at Rs. 573 per warrant (including a premium of Rs. 563) to AAA Project Ventures Private Limited. Each warrant when fully paid is entitled to one equity shares of REL.

2. Reliance Capital Limited (RCL)

Date of Incorporation:

RCL was incorporated on March 5, 1986

Principal Business:

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under Section 45-IA of the Reserve Bank of India Act, 1934.

Shareholding Pattern of RCL as on December 31, 2005:

Sr.	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,04,225	60.33
B	Non Promoters holding	8,22,62,020	39.67
	Total	207,366,245	100.00

Board of Directors of RCL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance of RCL

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS (Rs.)	8.06	8.31	8.31	14.66
Book Value (Rs.)	104.97	109.96	112.95	N.A

*As per the un-audited financial results published by RCL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Promise v/s Performance:

In January 1995, RCL made a public issue of 42,857,200 equity shares of Rs. 10 each for cash at premium of Rs. 130 per share aggregating Rs. 600 crores.

In January 1995, RCL made a rights issue of 14,229,500 equity shares of Rs. 10 each for cash at premium of Rs. 40 per share aggregating Rs. 71.1 crores.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

(Rs. in Crores)

Year ended March 31,	1995		1996		1997	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	107.00	106.57	398.00	217.55	537.00	222.86
Profit After Tax	46.00	46.37	119.00	110.92	138.00	101.51
Earning per Share (Rs.)	7.80	7.42	9.40	9.28	10.90	8.19
Dividend (%)	22	24	25	27	25	28

a) 1994-1995: There was no material variation between the projected and actual figures in this period.

b) 1995-1996: The variation between the projected and actual figures is attributable to tight money conditions impacting resource mobilization and depressed capital markets.

c) 1996-1997: The variation between the projected and actual figures is attributable to the continuing depressed conditions in the capital markets which affected resource mobilization and the overall volume of business; higher provisioning and write offs; and incidence of corporate tax consequent upon legislative amendments.

3. **Adlabs Films Limited (Adlabs)**

Date of Incorporation:

Adlabs was incorporated on November 30, 1987.

Principal Business:

Adlabs is engaged in the business of production, processing, exhibition, and overseas distribution of films.

Adlabs has processing facilities in Mumbai for, amongst other things, the processing of raw exposed films, color correction, editing and coping. Adlabs has invested in front-end processing laboratories in Chennai and Kolkata to cater to regional films. Adlabs' multiplex cinema division now operates 24 cinema screens in 6 multiplex complexes : one multiplex is wholly-owned, three are 50 : 50 joint ventures, and balance two are leased properties. Adlabs' through its wholly-owned subsidiary Entertainment One (India) Limited produces / co-produces, invests in and markets Indian-made feature films internationally.

On 24 May 2005 Adlabs made a preferential issue of 35 lakh equity shares of Rs. 5 each at a price of Rs. 150 per share to foreign institutional investors. On 8 August 2005, Adlabs issued on preferential basis 1,10,00,000 equity shares and 38,00,000 warrants to Reliance Land Private Limited.

Shareholding Pattern of Adlabs as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	1,80,55,000	50.15
B.	Non Promoters holding	1,79,45,750	49.85
	Total	3,60,00,750	100.00

Board of Directors of Adlabs

Manmohan Shetty	Chairman and Managing Director
Pooja Shetty	Executive Director
Berjis Desai	Non-executive Director
Karan Johar	Non-executive Director
Gautam Doshi	Non-executive Director
Shripal Morakhia	Non-executive Director

Financial Performance of Adlabs

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	78.05	78.91	87.56	69.79
PAT	16.65	17.64	20.67	18.92
Equity Capital	10.75	10.75	10.75	18.00
Reserves	82.52	94.09	106.55	N.A.
EPS(Rs.)	7.75	8.21	9.61	6.28
Book Value(Rs.)	43.38	48.76	54.56	N.A.

*As per the un-audited financial results published by Adlabs for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of Adlabs are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of Adlabs at NSE

Month	High (Rs)	Low (Rs)
August 2005	379.0	293.0
September 2005	364.7	276.2
October 2005	323.4	250.0
November 2005	337.5	270.2
December 2005	392.0	316.2
January 2006	374.9	324.5

Promise v/s Performance

In December 2000, Adlabs made an initial public offering of 44 lakh equity shares of Rs. 5 each at a premium of Rs. 115/- per share amounting to Rs. 52.8 crores. The proceeds of the issue were used to establish the IMAX dome theatre and a 4-screen, 1,314 seat multiplex cinema in Mumbai and to upgrade its film processing facilities. IMAX dome theatre scheduled to be established in December 2000 was established in March 2001.

Reliance Capital Ventures Limited (RCAPVL)

Date of Incorporation:
RCAPVL was incorporated on January 17, 2005.

Principal Business:

Pursuant to the Scheme, the RCAPVL stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of RCAPVL.

Shareholding Pattern of RCAPVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCAPVL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Non-executive Director
S. P. Talwar	Non-executive Director
Rajendra P. Chitale	Non-executive Director

Financial Performance of RCAPVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	(254,088)
Equity Capital	1,00,000	5,00,000
Share Capital – pending allotment	-	12,23,13,04,220
Reserves	-	(2,54,088)
EPS(Rs.)	N.A.	(7.64)
Book Value(Rs.)	N.A.	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCAPVL have been listed and/or admitted to trading on BSE and NSE with effect from February 21, 2006. The high and low prices of RCAPVL since commencement of trading are as under:

Date	High (Rs)	Low (Rs)
February 21, 2006	24.85	21.95
February 22, 2006	23.15	22.40
February 23, 2006	24.25	23.00

Promise v/s Performance

RCAPVL has not made any public issue.

Reliance Energy Ventures Limited (REVL)

Date of Incorporation:

REVL was incorporated on July 3, 2000.

Principal Business:

Pursuant to the scheme, REVL is vested with the Coal Based Energy Undertaking, comprising, inter-alia equity shares in the operating companies viz. 9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the REVL's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of REVL.

Shareholding Pattern of REVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of REVL

Anil D. Ambani	Chairman
Satish Seth	Non-executive Director
S L Rao	Non-executive Director
V R Galkar	Non-executive Director

Financial Performance of REVL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	-
PAT	(10,086)	(8,750)	(9,084)	(215,097)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				12,231,304,220
Reserves	(27,068)	(35,818)	(44,902)	16,978,761,708
EPS(Rs.)	(1.01)	(0.88)	(0.91)	(6.46)
Book Value(Rs.)	7.29	6.42	5.50	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of REVL have been approved to be listed and/or admitted to trading on BSE and NSE with effect from February 24, 2006. As on the date of this Information Memorandum, REVL's Shares have no trading history.

Promise v/s Performance

REVL has not made any public issue.

Reliance Communication Ventures Limited (RCoVL)

Date of Incorporation:

RCoVL was incorporated on July 15, 2004.

Principal Business:

Pursuant to the scheme, RCoVL has been vested with the Telecommunication Undertaking, comprising inter-alia equity shares in the operating companies viz. 900,000,000 equity shares of Re. 1 each, constituting 45.00% of the paid up capital, of Reliance Communications Infrastructure Limited, 3,192,585,350 equity shares of Re. 1 each, constituting 45.34% of the paid up capital,of Reliance Infocomm Limited, 7,095,130 equity shares of Rs. 10 each., constituting 35.60% of the paid up capital, and 45,000,000 preference shares of Re. 1 each of Reliance Telecom Limited and 69,524 equity sharesof US $ 0.05 each, constituting 3.98% of the paid up capital of World Tel Holding Limited (Bermuda). Therefore the RCoVL's main source of income will be the return from its investments in these companies. None of these companies is a subsidiary of the RCoVL.

Shareholding Pattern of RCoVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCoVL

Anil D. Ambani	Chairman
Prof. J Ramachandran	Non-executive Director
S P Talwar	Non-executive Director

Financial Performance of RCoVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	-
Equity Capital	100,000	500,000
Share Capital – pending allotment	-	6,115,652,110
Reserves	-	147,83,42,66,930
EPS(Rs.)	-	849.62
Book Value(Rs.)	-	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCoVL shall be listed and/or admitted to trading on BSE and NSE. RCoVL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RCoVL has not made any public issue.

Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

The details of the above Companies, including their financials and material litigation and defaults, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

Reliance Natural Resources Limited was originally incorporated on March 24, 2000 under the Companies Act, 1956 as Reliance Platforms Communications.com Private Limited. The name of the Company was thereafter changed to Reliance Energy Private Limited on January 3, 2003; Reliance Wattage Private Limited on January 16, 2003 and the status of the Company was changed to public limited company on July 25, 2005. The name of the Company was thereafter changed to Reliance Fuel Management Limited on August 3, 2005; Global Fuel Management Services Limited on August 10, 2005; Reliance Natural Resources Limited on January 9, 2006.

Pursuant to the Scheme, the Gas Based Energy Undertaking of RIL comprising inter-alia 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, stands vested with the Company. Reliance Patalganga Power Limited is a subsidiary of the Company.

A Gas Supply Master Agreement ("GSMA") has been executed between the Company and Reliance Industries Limited ("RIL") on January 12, 2006 (while the company was still under RIL's control), which represents substantially the whole of the Company's potential worth and asset and sets out, among other things, the basis of determination of quantities of gas to be made available by RIL for purchase by Affiliates of the Company owning gas based power plants, the conditions and approvals subject to which such gas would be made available by RIL, and the price. A proforma Gas Sale Purchase Agreement for gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of the Company is annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and the Company.

Please refer to the section "About Reliance Natural Resources Limited" and "Risk Factors" for more details. Copy of the Gas Supply Master Agreement and Amendment Agreement are also available as documents for inspection.

For details RPPL please see – the Section titled "Key Investments" on page 77 of this Information Memorandum

KEY INVESTMENTS

Pursuant to the Scheme, Gas Based Energy Undertaking of RIL comprising inter-alia. 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, stands vested with the Company. Reliance Patalganga Power Limited is a subsidiary of the Company. One of the source of income of the Company will be from this investment.

Reliance Patalganga Power Limited (RPPL)

Date of Incorporation : January 17, 1995

Principal Business : RPPL was incorporated with main objects relating to Generation and Distribution of Power, However the Company has not yet commenced revenue operations.

Shareholding Pattern of RPPL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding (RNRL)	50,000	100
B	Non Promoter Holding	Nil	Nil
C	Grand Total	50,000	100

Board of Directors

The Board of Directors of RPPL is set forth below:

- Anil C. Shah
- Abhijit Banerjee
- Paresh Rathod

Financial Performance:

The Company has not yet commenced any revenue operations.

Rs. In Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	NA	NA	NA	NA
PAT	NA	NA	NA	NA
Equity Capital	0.05	0.05	0.05	0.05
Reserves	NA	NA	NA	NA
EPS (Rs.)	NA	NA	NA	NA
Book Value (Rs.)	NA	NA	NA	NA

Details of listing and Highest & Lowest market price at the Stock Exchange during the preceding six months:

Equity Shares of RPPL are not listed at any Stock Exchange.

OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS

Except as described below, in relation to the persons named as Promoters, to the best of knowledge of the Company, there are no outstanding material litigations against or any disputes, tax liabilities, non payment of statutory dues, overdues to banks / financial institutions, defaults against banks / financial institutions, defaults in dues towards instrument holders like debenture holders, fixed deposits and arrears on cumulative preference shares issued by the Company, defaults in creation of full security as per terms of issue/ other liabilities, proceedings initiated for economic/ civil/ any other offences (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII of the Companies Act, 1956), no disciplinary action has been taken by SEBI / Stock Exchanges against the Company, its Directors, its promoters, and the companies/firms promoted by the Promoters.

1. Pending litigation in which Promoters were associated:

For Non Conversion of the Optionally Fully Convertible Debentures (OFCDs) issued by the erstwhile Reliance Polypropylene Limited, Santosh Tyagi, a holder of OFCDs filed a Criminal Case No. 14 of 1995 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance of the offence alleged and issued summons interalia to Anil Ambani. Against the Order taking cognizance, the Accused have filed a Revision before the Sessions Court which is pending disposal.

For Non Conversion of the Optionally Fully Convertible Debentures of the erstwhile Reliance Polyethylene Limited, Jairam Jangid has filed a Criminal Case No. 60 of 1998 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance and issued summons interalia to Anil Ambani. The High Court of Rajasthan at Jaipur, pending the disposal of the Petition filed by Anil Ambani for quashing the prosecution, has stayed the proceedings before the Special Court.

For the alleged non transfer of 200 shares of erstwhile Reliance Petroleum Limited, on a Complaint filed by one Shri Bharat Bhushan Singh, the Chief Judicial Magistrate, Patna, has taken cognizance of the offences alleged and issued summons, interalia, Anil Ambani under Section 403 and 420 read with section 120-B of Indian Penal Code. Pending the disposal of a Petition filed by the Accused for quashing the prosecution, the Hon'ble Patna High Court, has stayed the Criminal proceedings before the Chief Judicial Magistrate, Patna.

2. Reliance Capital Limited:

Dhyan Investments and Trading Company Limited ("Dhyan" for short) incorporated on 17th May 1991, was a wholly owned subsidiary of Reliance Capital Limited (then known as Reliance Capital and Finance Trust Limited) between January 1992 and January 1993. Since January 1993 Reliance Capital Limited ceased to hold any shares in Dhyan. By an Order dated 17.01.2001 the Special Court in a Misc. Petition No. 74 of 1995 filed by Canfina against Citibank, Hiten Dalal, Dhyan and two officers of Canfina ("Defendants" for short) interalia held the Defendants jointly and severally were liable to pay to Canfina a sum of Rs.22.12 Crores alongwith interest thereon in connection with certain transactions pertaining to Canpremium and Candouble securities which had been transacted in May 1992. The Appeals preferred by Citibank, Hiten Dalal, Dhyan and one Officer of Canfina in the Supreme Court have been admitted and are pending disposal. Citibank has deposited the entire decretal amount with Canara Bank to secure the decree. CBI has alleged criminal conspiracy among Hiten Dalal, Dhyan, two officers of Canfina and two officers of Citibank arising out of the facts alleged in the above Petition and filed a case in the Special Court. No charges have been framed. By a Notification dated 20.11.2001, Dhyan was notified under Section 3(2) of the Special Court Act, 1992. Dhyan has filed before the Special Court a Misc. Petition No. 25 of 2001 challenging the said notification and applied for being denotified. The said Petition is pending disposal.

3. Reliance Energy Limited:

From time to time, REL experiences routine litigation and disputes with counter parties in its normal course of business, which are typical that are experienced by power utilities. However, REL believes that none of such pending routine litigation or disputes either individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operation of the company. However the Major pending litigation, which will also not have any material adverse effect on the business or financial condition of the Company, are summarized below:

Standby Charges.

From the year 1998, a dispute over sharing of standby charges payable to MSEB is pending between REL and The Tata Power Company Limited (TPC). On remand by the Hon'ble Supreme Court, The Maharashtra Electricity Regulatory Commission (MERC) by its Order dated 31st May 2004 decided the issue and directed REL and TPC to share the same in the ratio of 23:77 and further directed TPC to refund Rs. 322 crore to REL i.e the excess amount paid/deposited by REL. REL and TPC has challenge the said order of MERC by filing first Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

TPC License interpretation.

It is the contentions of REL that TPC has no license to supply electricity to retail consumers. MERC by its Order dated 3rd July 2003 has held that TPC has a license to supply to all consumers but has restrained TPC from supplying electricity to new consumers whose maximum demand is less than 1000 KVA till level playing field is created. The said Order has been challenged by REL and also by TPC by filing Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

Take or pay and additional energy charges.

TPC in March 2002 has filed a petition before MERC claiming Rs. 125 crore from REL towards "Take or Pay and Additional Energy Charges" pursuant to Principle of Agreement dated 31st January 1998. REL is of the view that this amount is not payable to TPC. The Petition is pending before MERC.

Rebate Issues.

To retain high value consumers and prevent their migration to TPC ,REL offered to its consumers certain rebate with effect from 1998. TPC challenged the decision of REL and filed a petition before MERC. MERC by its Order dated 20th February 2004 disallowed such rebate and treated this rebate of Rs. 350 crore as a notional income while computing the Aggregate Revenue Requirement for the period FY 1998 to FY 2004. REL has challenged the said Order by filing Appeal before the Appellate Tribunal for Electricity. The said Appeal is admitted and pending for hearing.

Flue Gas Desulphurization (FGD) at DTPS.

As directed by the Dahanu Taluka Environment Protection Authority (DTEPA) REL is in process of putting FGD plant at its Dahanu Thermal Power Station. For due compliance of the said Order of DTEPA, the Company was directed by the Bombay High Court to give a Bank Guarantee of Rs. 100 crore to Bombay High Court. REL has given the said Bank Guarantee.

Following is the summary position of pending litigation matters in respect of Income tax:

(a) Appeals pending at Income Tax Appellate Tribunal (ITAT):

Assessment Year 1988-89: Appeal involving aggregate amount of Rs.2.53 crores and tax impact of Rs.0.19 crores; Assessment Year 1991-92: Total four Appeals involving aggregate amount of Rs.21.86 crores & tax impact of Rs.11.31 crores; Assessment Year 1993-94: Total seven Appeals involving aggregate amount of Rs.52.76 crores & tax impact of Rs.27.31 crores; Assessment Year 1994-95: Total eight Appeals involving aggregate amount of Rs.101.22 crores & tax impact of Rs.52.38 crores; Assessment Year 1995-96: Total eight Appeals involving aggregate amount of Rs.153.25 crores & tax impact of Rs.70.50 crores; Assessment Year 1996-97: Total five Appeals involving aggregate amount of Rs.14.28 crores & tax impact of Rs.6.58 crores; Assessment Year 1997-98: Total four Appeals involving aggregate amount of Rs.33.66 crores & tax impact of Rs.14.47 crores; Assessment Year 1998-99: Total nine Appeals involving aggregate amount of Rs.52.18 crores & tax impact of Rs.0.08 crores; Assessment Year 1999-00: Total twelve Appeals involving aggregate amount of Rs.52.83 crores & tax impact of Rs.25.46 crores; Assessment Year 2000-01: Total ten Appeals involving aggregate amount of Rs.177.51 crores & tax impact of Rs.67.98 crores; Assessment Year 2001-02: Total thirteen Appeals involving aggregate amount of Rs.102.69 crores & tax impact of Rs.39.80 crores; and Assessment Year 2002-03: Total two Appeals involving tax impact of Rs.0.10 crores.

(b) **Appeals pending at CIT (A) :**

Assessment Year 2002-03: Total fourteen Appeals involving aggregate amount(addition/disallowance) of Rs.604.15 crores & tax impact of Rs.39.87 crores; and Assessment Year 2003-04: Total fifteen Appeals involving aggregate amount of Rs.360.33 crores & tax impact of Rs.19.92 crores.

(c) **Appeals pending at High Court :**

Assessment Year 1978-79: Total two Appeals involving aggregate amount of Rs.1.06 crores; Assessment Year 1979-80: Appeal involving aggregate amount of Rs.5.36 crores; Assessment Year 1980-81: Total two Appeals involving aggregate amount of Rs.4.08crores; and Assessment Year 1983-84: Total two Appeals involving aggregate amount of Rs 0.52 crores.

REL has paid all disputed Income Tax demands without prejudice. Hence any adverse ruling would not result in any adverse cash flow impact.

4. Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

Details of material litigation and defaults of the above Companies, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

GOVERNMENT APPROVALS

No government license / approval is required by the Company to carry on its activity.

Authority for the Scheme

The Honorable High Court of Judicature at Bombay, vide its Order dated December 9, 2005 has approved the Scheme of Arrangement between Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed to Reliance Natural Resources Limited) ("RNRL"), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme").

Prohibition by SEBI

The Company, its directors, its promoters, other companies promoted by the promoters and companies with which the Company's directors are associated as directors have not been prohibited from accessing the capital markets under any order or direction passed by SEBI.

Caution

The Company accepts no responsibility for statements made otherwise than in the Information Memorandum or in the advertisements to be published in terms of Clause 8.3.5.4 of SEBI (DIP) Guidelines, 2000 or any other material issued by or at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his or her own risk. All information shall be made available by the Company to the public and investors at large and no selective or additional information would be available for a section of the investors in any manner.

Disclaimer Clause of the BSE

As required, a copy of this Information Memorandum has been submitted to BSE. The BSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the BSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

The BSE does not in any manner:

- warrant, certify or endorse the correctness or completeness of any of the contents of this Information Memorandum; or
- warrant that this Company's securities will be listed or will continue to be listed on the BSE; or
- take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed to mean that this Information Memorandum has been cleared or approved by the BSE. Every person who desires to apply for or otherwise acquire any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever.

Disclaimer Clause of the NSE

As required, a copy of this Information Memorandum has been submitted to NSE. The NSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the NSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

As required, a copy of the Information Memorandum has been submitted to NSE. It is to be distinctly understood that it should not in any way be deemed or construed that this Information Memorandum has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of

the contents of the Information Memorandum; nor does it warrant that our securities will be listed or will continue to be listed on the NSE; nor does it take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company.

Every Person who desires to acquires any of our securities may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against NSE whatsoever by reason of any loss which may be suffered by such Person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Filing

Copies of this Information Memorandum have been filed with BSE and NSE.

Listing

Applications have been made to BSE and NSE for permission to deal in and for an official quotation of the Equity Shares of the Company. The Company has nominated BSE as the Designated Stock Exchange for the aforesaid listing of the shares.

The Company shall ensure that all steps for the completion of necessary formalities for listing and commencement of trading at all the Stock Exchanges mentioned above within such period as approved by SEBI.

Demat Credit

The Company has executed Agreements with NSDL and CDSL for admitting its securities in demat form. On January 27, 2006 the Company made allotment of the equity shares and such shares were allotted in demat form to those shareholders who have provided necessary details to the Company and/or who were holding their shares in RIL in demat form, as on the Record Date.

Dispatch of Share Certificates

Upon allotment of Shares to eligible shareholders pursuant to the Scheme on January 27, 2006, the Company dispatched share certificates to those shareholders who were holding shares in RIL in physical form, as on the Record Date.

Expert Opinions

Save as stated in this Information Memorandum, we have not obtained any expert opinions.

Previous rights and public issues

The Company has not made any previous public or rights issue since incorporation.

Commission and brokerage on previous issues

Since the Company has not issued shares to the public in the past, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares since its inception.

Companies under the Same Management

There are no companies under the same management within the meaning of erstwhile Section 370 (1B) of the Companies Act, other than included in this Information Memorandum.

Promise vis-à-vis performance

This is the first time the Company is getting listed on the Stock Exchange

Outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company

There are no outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company.

Stock Market Data for Equity shares of the Company

Equity shares of the Company are not listed on any stock exchanges. The Company is seeking approval for listing of its shares through this Information Memorandum

Disposal of Investor Grievances

Karvy Computershare Private (Karvy) is the Registrars and Transfer Agents of the Company. Karvy has set up 18 Investor Relation Centres (IRCs) across the country to accept the documents/requests/complaints from the investors/shareholders of the Company.

The letters that are accepted at the IRCs are forwarded to the Central Processing Unit of Karvy's Hyderabad office. Documents/Letters are also received from the Investors directly at Hyderabad by courier/post.

All documents are received at the inward department, where the same are classified based on the nature of the queries/actions to be taken and coded accordingly. The documents are then electronically captured before forwarding to the respective processing units.

The documents are processed by professionally trained personnel. Subsequent to the completion of the process the documents are scrutinized thoroughly by independent firm(s) of Chartered Accountants appointed by the company.

The company has set up service standards for each of the various processors involved such as effecting the transfer/dematerialisation of securities/change of address ranging from 3-7 days. Karvy maintains an agewise analysis of the process to ensure that the standards are duly adhered to.

The Company has appointed Ashish Karyekar, Deputy Company Secretary as the Compliance Officer and he may be contacted in case of any problems. He can be contacted at the following address:

Ashish Karyekar
Reliance Natural Resources Limited,
H Block, 1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.
Telephone: 022-3038 6290
Fax: 022- 3037 6622
Email : secretarial.cell@rel.co.in

"**ADA**" means Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.

"**ADA Group**" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.

"**Affiliate**" of ADA or ADA Group means and includes:

a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and

b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.

21. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall keep a "Register of Transfers" and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share, Debenture or other Security held in a material form.

(b) Every instrument of transfer of Shares shall be in writing in the usual common form or in such form as may be prescribed under Section 108 of the Act and shall be delivered to the Company within such time as may be prescribed under the Act.

(c) (i) An application for the registration of a transfer of the Shares in the Company may be made either by the transferor or the transferee.

(ii) Where the application is made by the transferor and relates to partly paid Shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed both by the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such Share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) The Board shall have power on giving not less than seven days previous notice by advertisement in a newspaper circulating in the city, town or village in which the Office of the Company is situated to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days (45) in each year, as it may deem expedient.

(f) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other Requirements of Law, the Board may, at its own absolute and uncontrolled discretion and without assigning any reason, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which (i) the proposed transferee is a Person who is not permitted by any applicable law, regulation or guideline or any Requirements of Law, to acquire securities of the Company or (ii) if the Company has a lien upon the Shares or any of them or (iii) whilst any moneys in respect of the Shares desired to be transferred or any of them has remained unpaid or not or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that the proposed transferee is already a Member. But in such cases it shall, within one (1) month from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of a transfer shall be conclusive evidence of the approval of the Board of the transferee.

Provided that registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on Shares.

(g) Subject to the provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitled by transmission to any Shares or his

nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound to give any reason for such refusal and in particular may also decline in respect of Shares upon which the Company has a lien.

(h) Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a share certificate to several Members, involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

(i) In the case of the death of any one or more of the Members named in the Register of Members as the joint-holders of any Share, the survivors shall be the only Member or Members recognized by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on Shares held by him jointly with any other Person.

(j) The Executors or Administrators or holder of the Succession Certificate or the Legal Representatives of a deceased Member, (not being one of two or more joint-holders), shall be the only Members recognized by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognize such Executors or Administrators or holders of Succession Certificate or the Legal Representatives unless such Executors or Administrators or Legal Representatives shall have first obtained Probate or Letters of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that the Board may in its absolute discretion dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under these Articles register the name of any Person who claims to be absolutely entitled to the Shares standing in the name of a deceased Member, as a Member.

(k) The Board shall not knowingly issue or register a transfer of any share to a minor or insolvent or Person of unsound mind.

(l) Subject to the provisions of Articles, any Person becoming entitled to Shares in consequence of the death, lunacy, bankruptcy of any Member or Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Shares.

(m) A Person becoming entitled to a Share by reason of the death or insolvency of a Member shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Shares, except that he shall not, before being registered as a Member in respect of the Shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED THAT the Directors shall, at any time, give notice requiring any such Person to elect either to be registered himself or to transfer the Shares, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all Dividends, bonuses or other moneys payable in respect of the Shares until the requirements of the notice have been complied with.

(n) Every instrument of transfer shall be presented to the Company duly stamped for registration accompanied by such evidence as the Board may require to prove the title of the transferor, his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by order of the Board.

(o) In case of transfer and transmission of Shares or other marketable securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

(p) Before the registration of a transfer, the certificate or certificates of the Share or Shares to be transferred must be delivered to the Company along with (save as provided in Section 108 of the Act) a properly stamped and executed instrument of transfer.

(q) No fee shall be payable to the Company, in respect of the transfer or transmission of Shares, or for registration of any power of attorney, probate, letters of administration and succession certificate, certificate of death or marriage or other similar documents.

(r) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(s) The provision of these Articles shall subject to the provisions of the Act and any requirements of law *mutatis mutandis* apply to the transfer or transmission by operation of law to other Securities of the Company.

40. CHAIRMAN OF THE GENERAL MEETING

ADA, the Chairman of the Board shall preside as Chairman at every general meeting of the Company. In absence of ADA, or if he is not present within fifteen minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman of the meeting, the Vice-Chairman of the Board shall preside as Chairman of the meeting. If there is no Chairman or Vice Chairman, or none of them are present within fifteen minutes after the time appointed for holding the meeting, or are unwilling to act as Chairman of the meeting, the directors present shall elect one of their number to be the Chairman of the meeting. If at any meeting no Director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the chair is vacant.

44. PROMOTERS OF THE COMPANY

ADA Group shall be the promoter of the Company as defined under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 or any other statute, rules, regulations, guidelines or provisions of law (including any amendments, modifications or re-enactment thereof, for the time being in force) and shall exercise control over the Company, as defined under any such law.

45. DIRECTORS

(a) Unless otherwise determined by the Company in the General Meeting, the number of Directors shall not be less than 3 (three) and not more than such number as may be stipulated by the Act for the time being in force.

(b) (.......) *Deleted*

46. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) ADA shall be and shall continue as the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company and shall not be liable to retire by rotation. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) In the event of Article (a) becomes inoperative as envisaged in Article 88(c) the Board of Directors of the Company shall be entitled to appoint one among themselves as Chairman of the Board and determine the period for which each of them to hold such office.

(c) In absence of ADA or any appointed or nominated Chairman, or in the event of their being unwilling to act as the Chairman at any meeting of the Board, the members present at the Board meeting shall designate one among themselves to preside at such meeting as Chairman.

(d) All the Directors shall exercise their voting rights to ensure that these Articles are implemented and acted upon by them to prevent the taking of any action by the Company or by any Member, which is contrary to or with a view or intention to evade or defeat the terms as contained in these Articles.

47. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 313 of the Act, any Director shall be entitled to nominate an alternate director to act for him during his absence for a period of not less than 3 months (subject to such person being acceptable to the Chairman). The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State. If the term of the office of the Original Director is determined before he so returns to the State, any provisions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

48. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under these Articles. Any Person so appointed as an addition shall hold office only up to the date of the next Annual General Meeting. Any person appointed to fill a casual vacancy shall hold office only up to the date to which the Original Director in whose place he is appointed would have held office if it had not been vacated but shall be eligible for election.

49. DEBENTURE OR LENDER DIRECTORS

If it is provided by a Trust Deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/ Lender or Persons/ Lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/ Lender or Persons/ Lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/ Lender or Persons/ Lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares.

50. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification Shares of the Company.

51. REMUNERATION OF DIRECTORS

(a) Subject to the provisions of the Act, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the provisions of the Act, a Director (other than a Managing Director or an Executing Director) may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment, or

(ii) by way of commission.

(c) The remuneration payable to each Director for every Meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 310 of the Act.

52. SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration otherwise provided.

53. TRAVEL EXPENSES OF DIRECTORS

The Board may allow and pay to any Director who is not a bonafide resident of the place where the meetings of the Board/committee meetings are ordinarily held and who shall come to such place for the purpose of attending any meeting, such sum as the Board may consider fair compensation for raveling, , lodging and/ or other expenses, in addition to his fee for attending such Board Meetings/ committee meetings as above specified; and if any Director be called upon to go or reside out of his ordinary place of his residence on the Company's business, he shall be entitled to be repaid and reimbursed raveling and other expenses incurred in connection with the business of the Company.

54. CONTINUING DIRECTORS

The continuing Directors may act notwithstanding any vacancy in their body; but, if and so long as their number is reduced below the minimum number fixed by Article 45 hereof, the continuing Directors not being less than two may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting, but for no other purpose.

55. REMOVAL OF DIRECTORS

The Members may by passing a special resolution remove a director, before the expiry of his period of office.

56. DIRECTORS MAY CONTRACT WITH COMPANY

(a) A Director or his relative, a firm in which such Director or relative is a partner, any other Person in such firm, or a private company of which the Director is a member or director may enter into any contract with the Company for the sale, purchase or supply of any goods, materials or services or for underwriting the subscription of any shares in, or Debentures, of the Company, provided that the prior sanction of the Board and the Central Government is obtained in accordance with Section 297 of the Act.

(b) No sanction however shall be necessary to: -

(i) any sale, purchase or lease of immovable property; or

(ii) any purchase of goods and materials from the Company, or the sale of goods or materials to the Company, by any such Director, relative, firm, partner or private Company as aforesaid for cash at prevailing market prices; or

(iii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other, for sale, purchase or supply of any goods, materials and services, in which either the Company or the Director, relative, firm, partner or private company, as the case may be, regularly trades or does business, where the value of the goods and materials or the cost of such services do not exceed Rs.5,000 in the aggregate in any year comprised in the period of the contract or contracts.

Provided that in circumstances of urgent necessity, the Company may without obtaining the consent of the Board enter into any such contract or contracts with the Director, relative, firm, partner or private company, even if the value of such goods or materials or the cost of such services exceeds Rs.5,000 in the aggregate in any year comprised in the period of the agreement, if the consent of the Board shall be obtained to such contract or contracts at a Meeting within three months of the date on which the contract was entered into.

(c) The Director, so contracting or being so interested shall not be liable to the Company for any profit realized by any such contract or the fiduciary relation thereby established.

57. DISCLOSURE OF INTEREST

(a) A Director of the Company who is in any way, whether directly or indirectly concerned or interested in a contract or arrangement, or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, shall disclose the nature of his concern or interest at a Meeting of the Board in the manner provided in Section 299(2) of the Act; Provided that it shall not be necessary for a Director to disclose his concern or interest in any such contract or arrangement entered into or to be entered into with any other company where any of the Directors of the company or two or more of them together holds or hold not more than 2 per cent of the Paid-up Share Capital in the other company or the Company as the case may be. A general notice given to the Board by the Director, to the effect that he is a director or member of a specified body corporate or is a member of a specified firm and is to be regarded as concerned or interested in any contract or arrangement which may, after the date of the notice, be entered into with that body corporate or firm, shall be deemed to be a sufficient disclosure of concern or interest in relation to any contract or arrangement so made. Any such general notice shall expire at the end of the Financial Year in which it is given but may be renewed for a further period of one Financial Year at a time by a fresh notice given in the last month of the Financial Year in which it would have otherwise expired. No such general notice, and no renewal thereof shall be of effect unless, either it is given at a Meeting of the Board or the Director concerned takes reasonable steps to secure that it is brought up and read at the first Meeting of the Board after it is given.

(b) No Director shall as a Director, take any part in the discussion of, vote on any contract or arrangement entered into or to be entered into by or on behalf of the Company, if he is in any way, whether directly or indirectly, concerned or interested in such contract or arrangements; nor shall his presence count for the purpose of forming a quorum at the time of any such discussion or vote; and if he does vote, his vote shall be void; provided however that nothing herein contained shall apply to:-

(i) any contract or indemnity against any loss which the Directors, or any one or more of them, may suffer by reason of becoming or being sureties or a surety for the Company;

(ii) any contract or arrangement entered into or to be entered into with a public company or a private company which is subsidiary of a public company in which the interest of the Director consists solely,

(I) in his being –

(x) a director of such company, and

(y) the holder of not more than shares of such number or value therein as is requisite to qualify him for appointment as a Director thereof, he having been nominated as such Director by this Company, or

(II) in his being a member holding not more than 2 per cent of its Paid-up Share Capital.

(c) Subject to the provisions of Section 314 and other applicable provisions, if any, of the Act, any Director of the Company, any partner or relative of such Director, any firm in which such Director or a relative of such Director is a partner, any private company of which such Director is a director or member, and any director or manager of such private company, may hold any office or place of profit in the Company.

(d) The Company shall keep a Register in accordance with Section 301(1) of the Act and shall within the time specified in Section 301(2) of the Act enter therein such of the particulars as may be relevant having regard to the application thereto of Section 297 or Section 299 of the Act, as the case may be. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Article (c)(a). The Register shall be kept at the Registered Office of the Company and shall be open to inspection at such Office, and extracts may be taken therefrom and copies thereof may be required by any Member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

(e) A Director may be or become a Director of any Company promoted by the Company, or on which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any benefits received as director or shareholder of such Company except in so far as Section 309(6) or Section 314 of the Act may be applicable.

58. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:-

(i) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(ii) retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so reappointed;

(iii) he is not qualified or is disqualified for appointment;

(iv) a resolution whether special or ordinary is required for the appointment or reappointment by virtue of any provisions of the Act.

(v) the proviso to subsection (2) of Section 263 of the Act is applicable to this case.

59. COMPANY MAY INCREASE OR REDUCE THE NUMBER OF DIRECTORS.

Subject to Article 45(a) and Section 252, 255, 258 and 259 of the Act and these Articles, the Company may, by Ordinary Resolution, from time to time, increase or reduce the number of Directors, and may alter their qualifications and the Company may, (subject to the provisions of Article 55), remove any Director before the expiration of his period of office and appoint another qualified in his stead. The person so appointed

shall hold office during such time as the Director in whose place he is appointed would have held the same if he had not been removed.

60. REGISTER OF DIRECTORS ETC.

(a) The Company shall keep at its Office, a Register containing the particulars of its Directors, Managing Directors, Manager, Secretaries and other Persons mentioned in Section 303 of the Act, and shall otherwise comply with the provisions of the said Section in all respects.

(b) The Company shall in respect of each of its Directors also keep at its Office a Register, as required by Section 307 of the Act, and shall otherwise duly comply with the provisions of the said section in all respects.

61. DISCLOSURE BY DIRECTOR OF APPOINTMENT TO ANY OTHER BODY CORPORATE.

(a) Every Director, (including a person deemed to be a Director by virtue of the Explanation to Sub-Section (1) of Section 303 of the Act), a Managing Director, Manager, or Secretary of the Company shall, within thirty days of his appointment to any of the above offices or as the case may be, relinquishment of, such offices, in any other body corporate disclose to the Company, the particulars relating to his office in the other body corporate which are required to be specified under Sub-Section (1) of Section 303 of the Act.

(b) Every Director and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act, shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of enabling the Company to comply with the provisions of that Section.

62. MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director/s or Manager or Executive Director(s), of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director/s or Manager or Executive Director(s), such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. The terms of appointment of Managing Director/s or Manager or Executive Director(s), shall be the terms on which such persons shall be appointed by the Board. The Managing Director/s or Manager or Executive Director(s), as the case may be, so appointed, shall be responsible for and in charge of the day to day management and affairs of the Company and subject to the provisions of the Act and these Articles, the Board shall vest in such Managing Director/s or Manager or Executive Director(s), as the case may be, all the powers vested in the Board generally.

63. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

Notwithstanding anything contained herein, a Managing Director(s)/ Executive Director(s)/ Manager shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of a Director he shall ipso facto and immediately cease to be a Managing Director(s)/ Executive Director(s) / Manager, and if he ceases to hold the office of a Managing Director(s)/ Executive Director(s) / Manager he shall ipso facto and immediately cease to be a Director.

64. REMUNERATION OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

The remuneration of the Managing Director(s) or Executive Director(s) or Manager shall (subject to Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) be fixed by the Directors, from time to time and may be by way of fixed salary and/or perquisites or commission or profits of the Company or by participation in such profits, or by any or all these modes or any other mode not expressly prohibited by the Act.

65. POWER AND DUTIES OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

Subject to the superintendence, control and direction of the Board, the day-to-day management of the Company shall be in the hands of the Managing Director(s) or Executive Director(s) or Manager in the manner as deemed fit by the Board and subject to the provisions of the Act, and these Articles, the Board may by resolution vest any such Managing Director(s) or Executive Director(s) or Manager with such of the powers hereby vested in the Board generally as it thinks fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to the provisions of the Act, and these Articles confer such power either collaterally with or to the exclusion of or in substitution for all or any of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

66. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) The Board may meet for the dispatch of the business, adjourn and otherwise regulate its meetings on a date, time and venue as indicated by the Chairman, provided however, the Board shall meet once in every three calendar months and at least four times in a year in accordance with Section 285 of the Act or any statutory modifications thereof.

(b) The Company Secretary shall as and when, directed by the Chairman convene a meeting of the Board by giving a notice in writing to every Director.

(c) The Board of Directors may meet either at the Office of the Company, or at any other location in India or outside India as the Chairman may determine.

(d) Prior notice of every meeting of the Board shall be given in writing to every Director for the time being at his usual address in India and in the case of a Director resident outside India, at his address outside India and to his alternate, if any in India at his usual address in India.

(e) If permissible under applicable Requirements of Law, a Director may attend Board Meetings by any video or audio conferencing facility that permits simultaneous communication between participants.

67. QUORUM FOR BOARD MEETING

Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be presence of at least one-third of its total strength or two directors, whichever is higher.

Provided that where at any time the number of interested directors exceeds or is equal to two thirds of the total strength, the number of the remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two shall be the quorum.

68. ADJOURNED BOARD MEETING FOR WANT OF QUORUM

(a) If any duly convened Board Meeting cannot be held for want of a quorum, in terms of Article 0 above then such a meeting shall automatically stand adjourned till the same day in the next week, after the original Meeting at the same time and place, or if that day is a public holiday, on the next succeeding day which is not a public holiday to the same time and place Provided however, the adjourned meeting may be held on such other date and such other place as may be unanimously agreed by all the Directors.

(b) If in the event of a quorum once again not being available at such an adjourned meeting, the Directors present shall constitute the quorum and may transact business for which the meeting has been called.

69. QUESTIONS AT BOARD MEETINGS HOW DECIDED

(a) Questions arising at any meeting of the Board, other than as specified in these Articles, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote.

(b) No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

70. POWERS OF THE BOARD

Subject to the provisions of the Act and these Articles: -

(a) The Board of Directors shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do.

(b) The Board of Directors is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

71. COMMITTEES AND DELEGATION BY THE BOARD

(a) Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 292 of the Act, delegate any of their powers to the Managing Director(s), the Executive Director(s) or Manager or the Chief Executive Officer of the Company. The Managing Director(s), the Executive Director(s) or the Manager or the Chief Executive Officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the provisions of the Act, any requirements of law and anything stated in these Articles the Board may delegate any of their powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes, but every Committee of the Board so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfillment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) (…………..) *Deleted*

(d) The Meetings and proceedings of any such Committee of the Board consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

72. ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT

All acts done at any Meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

73. RESOLUTION BY CIRCULAR

Subject to Sections 289 and 292 of the Act and the provisions as contained in these Articles, no resolution shall be deemed to have been passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft together with the necessary papers, if any, to all Directors, or to all members of the Committee, whether in India or not (not being less in number than the quorum fixed for a meeting of the Board or Committee, as the case may be), and to all other Directors or members of the

Committee at their usual address in India or elsewhere, and has been approved by all such Directors or members of the Committee, or by a majority of such of them as are entitled to vote on the resolution.

85. DISTRIUTION OF ASSETS IN SPECIE OR KIND UPON WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members.

88. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The Members shall vote all the Shares owned or held of record by such Members at any Annual or Extraordinary General Meeting of the Company in accordance with these Articles.

(b) The Members shall not pass any resolution or take any decision which is contrary to any of the terms of these Articles.

(c) Notwithstanding anything stated in these Articles, if the ADA Group ceases to be the largest shareholder of the Company, then neither ADA nor the ADA Group will be entitled to the rights as stipulated in Articles 40, 44, and 46.

Material Contracts and Documents for Inspection

The following contracts (not being contracts entered into in the ordinary course of business carried on by our Company or entered into more than two years before the date of this Information Memorandum) which are or may be deemed material have been entered or to be entered into by our Company.

Copies of the following documents will be available for inspection at the Registered office of the Company on any working day (i.e. Monday to Friday and not being a bank holiday in Mumbai) between 11.00 am to 1:00 pm upto seven days from the date of filing of this Information Memorandum.

Documents for Inspection:

1. Memorandum and Articles of Association, as amended till date

2. Certification of incorporation.

3. Reports of the Statutory Auditors of the Company dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

4. Reports of the Statutory Auditors of RPPL dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

5. Copy of the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective Shareholders and Creditors sanctioned by the Hon'ble High Court of Bombay vide its order dated December 9, 2005

6. Copy of the Order dated December 9, 2005 of the Hon'ble High Court of Judicature at Bombay approving the Scheme of Arrangement.

7. Tripartite Agreement with NSDL dated January 19, 2006 and CDSL dated January 25, 2006

8. SEBI CFD/DIL/SC/58126/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957 (SCRR) for the purpose of listing of shares of the Company.

9. Gas Supply Master Agreement dated January 12, 2006 entered into between Reliance Industries Limited (RIL), and the Company and Amendment Agreement dated January 27, 2006 also entered into between RIL and the Company.

10. Trade Mark Management Agreement dated January 12, 2006, entered into among Reliance Industries Limited, the Company, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited

11. Non Competition Agreement dated January 12, 2006, entered into among Reliance Industries LimitedRIL, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited.

DECLARATION

All statements made in this Information Memorandum are true and correct

BY THE ORDER OF THE BOARD OF DIRECTORS

FOR RELIANCE NATURAL RESOURCES LIMITED

DY. COMPANY SECRETARY AND MANAGER

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.rnrl.in

RECEIVED
2006 MAY -3 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub : Unaudited Financial Results for the quarter ended 31st March, 2006

In terms of Clause 41 of the Listing Agreement, we enclose the Unaudited Financial Results of the Company for the quarter ended 31st March, 2006, which were approved by the Board of Directors at their meeting held on 28th April, 2006.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 31st March, 2006

(Rs.in Lakhs)

Sr.No.	Particulars	Quarter ended	Nine Months ended
		31st March, 2006	31st Dec, 2005 (Audited)
1	Income from operations	41.02	-
2	Other Income	667.03	**0.09**
		708.05	**0.09**
3	Salaries	55.82	-
4	Postage Expenses	104.00	-
5	Printing & Stationery	56.52	-
6	Other Expenses	38.84	39.78
7	Depreciation	272.08	398.92
8	Profit / (Loss) before Tax	**180.79**	**(438.61)**
9	Provision for -		
	Income Tax	-	-
	Fringe Benefit Tax	16.25	-
	Deferred Tax Liabilities/(Assets)	60.88	(147.66)
10	Net Profit / (Loss) for the period	**103.66**	**(290.95)**
11	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	61,156.52	5.00
12	Reserves	5.00	-
13	Earnings per share (On Net Profit/Loss)(* not annualised)		
	- Basic (Rs.)	0.02*	(437.22)*
	- Diluted (Rs.)	0.02*	(437.22)*
14	Aggregate of Non-Promoter Share Holding		
	- No.of Shares	73,85,97,557	Nil
	- Percentage of Shareholding	60.39	Nil

Notes:

1. In terms of the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited (RIL) and the Company, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Gas based Energy undertaking, to the Company. All the assets and liabilities were transferred pursuant to approval order of the Hon'ble High Court of Bombay dated 9th December, 2005 and the same was filed with the Registrar of Companies, Maharashtra on 21st December, 2005 and the appointed date as per the Scheme was 1st September, 2005.

   As per the said Scheme:

   a. All the properties, investments, assets and liabilities relatable to 'Gas based Energy Undertaking' of RIL were transferred and vested in the Company on a going concern basis.

   b. The said transfer was effected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in the books of accounts of the company. The book value of assets over liabilities as on that date aggregated Rs. 296,77,23,254.

   c. In consideration of the demerger, the Company allotted its shares to the shareholders of RIL (except specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL on 27th January, 2006.

2. Figures for the current quarter reflect the position pursuant to the scheme of demerger. Since the Company was listed on 27th January, 2006 comparative figures are not given for the previous quarter.

3. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

4. Company has during the quarter disposed of its majority stake in Reliance Patalganga Power Limited and therefore has ceased to be the subsidiary of the company.

5. Figures of the previous year/period have been regrouped / reclassified wherever considered necessary.

6. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st March, 2006 as per the listing agreements entered into with the stock exchanges in India.

7. The Company, during the quarter ended 31st March, 2006, received 6 investor complaints, 1 complaint was resolved and 5 complaints are being attended to. There were no complaints pending at the beginning of the quarter.

8. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 28th April, 2006.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 28th April, 2006

Anil D.Ambani
Chairman

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.rnrl.in

28th April, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub: Allotment of equity shares and warrants to the Promoters of the Company, pursuant to the Preferential Issue.

In-principle approval for listing of new shares received from the Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Ltd. (NSE).

We wish to inform you that the Board of Directors of the Company at its meeting held today i.e. Friday, 28th April, 2006, allotted 12,00,00,000 equity shares of Rs.5 each at a price of Rs.25.65 per share and 29,00,00,000 warrants entitling for subscription of equivalent number of equity shares at the above price, pursuant to the Preferential Issue made to Anadha Enterprise Private Limited, a Promoter of the Company. The said shares are locked in for a period of three years i.e. till 27th April, 2009.

Consequent upon the said allotment, the paid-up Capital of the Company stands increased to Rs. 671.56 crore fully paid up equity shares of Rs.5 each and the net worth will increase to approximately Rs. 994.81 crore.

The application for listing of above shares will be submitted separately.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

CC : National Securities Depository Limited – Fax No: - 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No: - 2272 3199

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6268 Fax: 022- 3037 6622, Website: www.rnrl.in

RECEIVED
2006 JUL -3 P 5:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 29, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Dear Mr. Dudek:

This is further to our earlier letter submitted and filed with your office on April 13, 2006.

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Natural Resources Limited, a company incorporated under the laws of India ("RNRL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RNRL among others, RIL disposed of its financial services including insurance business interests to RNRL. RNRL was incorporated on March 24 2000. In July 2005, RNRL was selected as a Special Purpose Vehicle ("SPV"), specifically for purposes of completing the Scheme. The Scheme was approved by the Bombay High Court in the latter part of 2005.

Prior to January 27, 2006, the RNRL was a wholly-owned subsidiary of RIL and had no U.S. shareholders or any other shareholder except for RIL, a company incorporated under the laws of India. Prior to January 27, 2006, RNRL had no operations or material assets. Pursuant to the Scheme, RNRL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RNRL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RNRL in the same proportion and manner that such shareholders held shares in RIL. RNRL was listed on the Bombay Stock Exchange and National Stock Exchange of India on March 1, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, 592 shareholders have registered addresses in the US. We believe that such 592 shareholders having registered addresses in the U.S. have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and were therefore entitled to receive RNRL shares pursuant to the Scheme. In accordance with the Scheme, RNRL has issued its shares *pro rata* to such shareholders based on their ownership of RIL (in certificated form or in book entry system, as the case may be).

RNRL's last fiscal year ended on December 31, 2005. RNRL's current fiscal year commenced on January 1, 2006 and has been scheduled and declared to close on March 31, 2007.

Reliance Natural Resources Limited

RNRL has timely submitted this application for an exemption pursuant to Rule 12g3-2(b). Rule 12g3-2(b)(2) states: *The information required to be furnished under paragraphs (b)(1)(i) and (b)(1)(ii) of this section shall be furnished on or before the date on which a registration statement under section 12(g) of the Act would otherwise be required to be filed.* Turning to Section 12(g), it states that a registration statement covering a security is due to be filed *within one hundred and twenty days after the last day of its first fiscal year ended after two years from the effective date of this subsection on which the issuer has total assets exceeding $1,000,000 and a class of equity security (other than an exempted security) held of record by five hundred or more...persons.* See Section 12(g)(1)(B).

As of fiscal year end December 31, 2005, RNRL had only one shareholder, *i.e.*, RIL and no U.S. shareholders. It was only upon the record date, *i.e.*, January 27, 2006, that for the first time in its corporate history, RNRL met the said two criteria set out in Section 12(g), *i.e.*, it had 592 U.S. shareholders and had met the applicable asset threshold. Therefore, RNRL must file for an exemption within 120 days of the end of the current fiscal year. The current fiscal year for RNRL is scheduled to end on March 31, 2007 and accordingly, the exemption must be filed within 120 days of March 31, 2007, *i.e.*, July 29, 2007.

Clearly, RNRL has by virtue of the original letter and the attendant submissions applied for an exemption well in advance of the required date of July 29, 2007. Indeed, RNRL filed its request for an exemption with the SEC on April 13, 2006.

The list set forth in "Exhibit A" contains the material information that RNRL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have already submitted to your office communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RNRL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in "Exhibit A" promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, RNRL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of RNRL equity shares, par value rupees 5.00 per share (the "Equity Shares"), currently resident in the U.S. is 592. Pursuant to the Scheme, such U.S. residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by RNRL in the U.S.

Reliance Natural Resources Limited

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by RNRL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours
For Reliance Natural Resources Limited

Reliance Natural Resources

Ashish Karyekar
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Exhibit "A"

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	Notice to Shareholders seeking approval by way of Postal Ballot Notice to Shareholders convening Extraordinary General Meeting.	
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	Notice of the Board Meeting convened to consider financial results for the quarter ended 31.3.2006.	

Reliance Natural Resources Limited

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	Intimation of the financial results for the quarter ended 31.3.2006	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	Disclosure of the Shareholding Pattern as on 31.3.2006.	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Announcement for schedule of listing of Company's Shares on domestic Stock Exchanges b. Intimation of the Board meeting to consider issue of equity/equity related securities c. Intimation regarding the Board decision to approve issue of equity/equity related securities d. Intimation of approval of resolutions by shareholders through postal ballot e. Intimation of Key changes	
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event	
10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on Compliance with the	Stock Exchange	Within 15 days of the close of quarter	Quarterly Compliance Report on Compliance with the Corporate	

Reliance Natural Resources Limited

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
		Corporate Governance Guidelines			Governance for the quarter ended 31.3.2006	
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert. As on 31.3.2006	
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	stock exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a) Initial disclosures of Shareholding received from Directors/Officers of the Company b) Disclosure in terms of Regulation 13(6) received from persons holding more than 5% of the shares of the Company.	
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	stock exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital as on 31.3.2006.	

Reliance Natural Resources Limited

RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED
2006 JUL 19 P 2: 09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

11th July, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended 30th June, 2006

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, the 19th July, 2006, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended 30th June, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED

2006 JUL 19 P 2:12

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

14th July 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th June 2006**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 30th June 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance Natural Resources Limited

RELIANCE
Anil Dhirubhai Ambani Group

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Natural Resources Limited**

Quarter ending on: 30th June, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	N. A.	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	N.A	

Reliance Natural Resources Ltd.

RELIANCE
Anil Dhirubhai Ambani Group

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	N.A	
(E) Remuneration of Directors	49 (IV E)	N.A.	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	N.A.	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	N.A.	

Date: 6th July, 2006

For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

RECEIVED

2006 JUL 19 P 2:12

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

14th July 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Sub: - Shareholding Pattern for the quarter ended 30th June 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th June 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Deputy Company Secretary

Encl: As above

Reliance Natural Resources Limited

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED						
Scrip Code : 532709			Quarter ended: 30th June 2006			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.68	0.66
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	27	596237816	476215787	46.01	44.39
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**38**	**605082905**	**485060776**	**46.69**	**45.05**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**38**	**605082905**	**485060776**	**46.69**	**45.05**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	183	19365739	18872173	1.49	1.44
(b)	Financial Institutions/Banks	423	1952388	1823273	0.15	0.15
(c)	Central Government/State Governments	59	1078675	56256	0.08	0.08
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	19	74171476	74160282	5.72	5.52
(f)	Foreign Institutional Investors	369	66913003	66786904	5.16	4.98
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1053**	**163481281**	**161698888**	**12.62**	**12.17**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	9209	101018167	98414602	7.80	7.52
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2127476	348185972	287033146	26.87	25.92
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	764	48942004	47140722	3.78	3.64
(c)	Any Other (Specify)				0.00	0.00
1	NRIs/OCBs	17316	29102494	24065538	2.25	2.17
2	Pending Confirmation	0	22541	0	0.00	0.00
	Sub -Total (B)(2)	**2154765**	**527271178**	**456654008**	**40.69**	**39.26**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2155818**	**690752459**	**618352896**	**53.31**	**51.43**
	TOTAL (A) +(B)	**2155856**	**1295835364**	**1103413672**	**100.00**	**96.48**
(C)	**Shares held by Custodians and against which Depository Receipts, are in the process of being issued**	**1**	**47295058**	**47295058**	**0.00**	**3.52**
	GRAND TOTAL (A)+(B)+(C)	**2155857**	**1343130422**	**1150708730**	**100.00**	**100.00**

Reliance Natural Resources Limited

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	ANADHA ENTERPRISE PRIVATE LIMITED	39 02 92 782	29.06
2	BHAVAN MERCANTILE PRIVATE LIMITED	17 73 72 835	13.21
3	AAA GLOBAL BUSINESS ENTERPRISES PVT. LTD.	1 15 29 001	0.86
4	KOKILA D. AMBANI	36 65 227	0.27
5	ANIL D AMBANI	18 59 171	0.14
6	JAIANMOL A. AMBANI (through Father and Natural Guardian Shri Anil D Ambani)	16 69 759	0.12
7	TINA A AMBANI	16 50 832	0.12
8	JAIANSHUL A. AMBANI (through Father and Natural Guardian Shri Anil D Ambani)	100	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	40	0.00
10	RELIANCE CAPITAL LIMITED	1 64 93 158	1.23
11	SONATA INVESTMENTS LIMITED	5 00 000	0.04
12	RELIANCE GENERAL INSURANCE CO LTD	50 000	0.00
	TOTAL	**60 50 82 905**	**45.05**

Reliance Natural Resources Limited

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	60277180	4.49
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	47295058	3.52
3	RELIANCE CAPITAL TRUSTEE CO. LTD. A/C RELIANCE DIVERSIFIED POWER SECTOR FUND	14000000	1.04
	TOTAL	**121572238**	**9.05**

Reliance Natural Resources Limited

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	ANADHA ENTERPRISE PRIVATE LIMITED	270292719	20.12
2	ANADHA ENTERPRISE PRIVATE LIMITED	120000000	8.93
	TOTAL	**390292719**	**29.06**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR (Being issued)		47295058	3.52
	TOTAL		**47295058**	**3.52**

Reliance Natural Resources Limited

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}

Note : GDRs are in the process of being issued



Reliance Natural Resources Limited

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

19th July, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub : Unaudited Financial Results for the quarter ended 30th June, 2006

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended 30th June, 2006, which were approved by the Board of Directors at their meeting held on 19th July, 2006.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

RELIANCE
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 30th June, 2006

(Rs.in Lakhs)

Sr.No.	Particulars	Quarter ended	Six Months ended	Nine Months ended
		30th June, 2006	30th June, 2006	31st December, 2005 Audited
1	Income from operations	1273.83	1,396.83	-
2	Other Income	739.30	1,406.33	0.09
		2,013.13	2,803.16	0.09
3	Cost of operations	936.62	1,018.60	-
4	Salaries	7.52	63.34	-
5	Other Expenses	222.68	422.04	39.78
6	Depreciation	207.07	479.15	398.92
7	Profit / (Loss) before Tax	639.24	820.03	(438.61)
8	Provision for -			
	Income Tax	188.06	188.06	-
	Fringe Benefit Tax	3.35	19.61	-
	Deferred Tax Liabilities/(Assets)	40.48	101.36	(147.66)
9	Net Profit / (Loss) for the period	407.35	511.00	(290.95)
10	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	67,156.52	67,156.52	5.00
11	Reserves			-
12	Earnings per share (On Net Profit/Loss)(* not annualised)			
	- Basic (Rs.)	0.03*	0.04*	-437.22*
	- Diluted (Rs.)	0.03*	0.04*	-437.22*
13	Aggregate of Non-Promoter Share Holding -			
	- No.of Shares	734,369,130	734,369,130	Nil
	- Percentage of Shareholding	54.68	54.68	Nil

Notes:

1. The Company has during the quarter allotted:
   a. 12,00,00,000 (face value Rs.60 crore) Equity Shares to a corporate body on a preferential basis. Accordingly the paid-up Share Capital of the Company has increased from Rs.611.57 crore to Rs.671.57 crore and the Share Premium account by Rs.247.80 crore
   b. 29,00,00,000 warrants to a corporate body on preferential basis at a price of Rs.25.65 per warrant , which will entitle the holder to subscribe to one equity share of the face value of Rs.5, at a price not being less than Rs.25.65 (including a premium of Rs.20.65) per equity share of the Company against each warrant. The holder of the Warrants will have an option to apply for and be allotted one equity share of the Company per warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches.

2. The Company acquired the business on demerger of Reliance Industries Limited on 27th January, 2006 and therefore comparative figures are not given for the previous quarter and six months.

3. The Company operates in only one segment, namely, Fuel Handling. Hence, no separate Segment Report is prepared.

4. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 30th June, 2006 as per the listing agreements entered into with the stock exchanges in India.

5. The Company, during the quarter ended 30th June, 2006, received 80 investor complaints and 5 complaints were pending at the beginning of the quarter. All complaints were resolved. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th July, 2006.

6. Figures of the previous year/period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th July, 2006

Anil D.Ambani
Chairman

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

24th July, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub : Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s Deepak Rachchha & Co., Company Secretaries for the period commencing 1st March, 2006 (date of Listing on Stock Exchange) and ended on 30th June, 2006.

Kindly take the same on record.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Dipak J. Rachchha
M.Com., LL.B., M.B.A., F.C.S.

Dipak Rachchha & Co.
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club,
Sarkhej-Gandhinagar Highway, Ahmedabad-380054.
Phone : (O) 079-40030884 (M) 98250 66179
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Natural Resources Limited** (the Company) and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from 1st March 2006 (date of Listing on Stock Exchange) and ended on 30th June 2006, out of 17,300 documents lodged for transfer, 14781 documents were dispatched within one month from the date of lodgement for transfer. In the case of remaining 2,519 documents, the same were dispatched after one month but within thirty-five days from the date of lodgement, in terms of the policy prescribed by the Company by virtue of which, notice of lodgement of shares for transfer were sent to sellers in respect of shares lodged for transfer.

In case of share certificates received for split / consolidation / renewal / exchange, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to clause 47(c) of the listing Agreement entered into with Stock Exchanges(s).

Date : 20-07-2006
Place: Ahmedabad

For: DIPAK RACHCHHA & CO.
Company Secretaries,

(DIPAK RACHCHHA)
Proprietor
CP Number 2191

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

4th August, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub : Limited Review Report for the quarter ended 30th June, 2006

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended 30th June, 2006, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

HEAD OFFICE :
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai - 400 021.
Tel. : 3022 8508-09

PATHAK H.D. & ASSOCIATES
(Regd.)

Chartered Accountants

LIMITED REVIEW REPORT FOR THE QUARTER ENDED JUNE 30, 2006

TO THE BOARD OF DIRECTORS OF RELIANCE NATURAL RESOURCES LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results for the Quarter ended June 30, 2006" (the statement) of Reliance Natural Resources Limited prepared by the Company pursuant to Clause 41 of the listing agreement with the stock exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended June 30, 2006, nothing has come to our notice that causes us to believe that the statement has --

   a. not been prepared in accordance with the applicable accounting standards and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.


PATHAK H. D. & ASSOCIATES
MUMBAI
CHARTERED ACCOUNTANTS

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

PARAG D. MEHTA
Partner
Membership No.113904

Place: Mumbai
Date : July 19, 2006

RELIANCE
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 30th June, 2006

(Rs.in Lakhs)

Sr.No.	Particulars	Quarter ended	Six Months ended	Nine Months ended
		30th June, 2006	30th June, 2006	31st December, 2005 Audited
1	Income from operations	1273.83	1,396.83	-
2	Other Income	739.30	1,406.33	0.09
		2,013.13	2,803.16	0.09
3	Cost of operations	936.62	1,018.60	-
4	Salaries	7.52	63.34	-
5	Other Expenses	222.68	422.04	39.78
6	Depreciation	207.07	479.15	398.92
7	Profit / (Loss) before Tax	639.24	820.03	(438.61)
8	Provision for -			
	Income Tax	188.06	188.06	-
	Fringe Benefit Tax	3.35	19.61	-
	Deferred Tax Liabilities/(Assets)	40.48	101.36	(147.66)
9	Net Profit / (Loss) for the period	407.35	511.00	(290.95)
10	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	67,156.52	67,156.52	5.00
11	Reserves			-
12	Earnings per share (On Net Profit/Loss)(* not annualised)			
	- Basic (Rs.)	0.03*	0.04*	-437.22*
	- Diluted (Rs.)	0.03*	0.04*	-437.22*
13	Aggregate of Non-Promoter Share Holding -			
	- No.of Shares	734,369,130	734,369,130	Nil
	- Percentage of Shareholding	54.68	54.68	Nil

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The Company has during the quarter allotted:
   a. 12,00,00,000 (face value Rs.60 crore) Equity Shares to a corporate body on a preferential basis. Accordingly the paid-up Share Capital of the Company has increased from Rs.611.57 crore to Rs.671.57 crore and the Share Premium account by Rs.247.80 crore
   b. 29,00,00,000 warrants to a corporate body on preferential basis at a price of Rs.25.65 per warrant , which will entitle the holder to subscribe to one equity share of the face value of Rs.5, at a price not being less than Rs.25.65 (including a premium of Rs.20.65) per equity share of the Company against each warrant. The holder of the Warrants will have an option to apply for and be allotted one equity share of the Company per warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches.

2. The Company acquired the business on demerger of Reliance Industries Limited on 27th January, 2006 and therefore comparative figures are not given for the previous quarter and six months.

3. The Company operates in only one segment, namely, Fuel Handling. Hence, no separate Segment Report is prepared.

4. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 30th June, 2006 as per the listing agreements entered into with the stock exchanges in India.

5. The Company, during the quarter ended 30th June, 2006, received 80 investor complaints and 5 complaints were pending at the beginning of the quarter. All complaints were resolved. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th July, 2006.

6. Figures of the previous year/period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th July, 2006

Anil D.Ambani
Chairman

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

1st August, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub : Limited Review Report for the quarter ended 30th June, 2006

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended 30th June, 2006, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

HEAD OFFICE :
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai - 400 021.
Tel. : 3022 8508-09

PATHAK H.D. & ASSOCIATES
(Regd.)

Chartered Accountants

LIMITED REVIEW REPORT FOR THE QUARTER ENDED JUNE 30, 2006

TO THE BOARD OF DIRECTORS OF RELIANCE NATURAL RESOURCES LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results for the Quarter ended June 30, 2006" (the statement) of Reliance Natural Resources Limited prepared by the Company pursuant to Clause 41 of the listing agreement with the stock exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended June 30, 2006, nothing has come to our notice that causes us to believe that the statement has –

   a. not been prepared in accordance with the applicable accounting standards and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

MUMBAI

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

PARAG D. MEHTA
Partner
Membership No.113904

Place: Mumbai
Date : July 19, 2006

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

August 7, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub : Scheme to facilitate liquidity for odd-lot shares in physical form

We enclose a copy of the circular in the captioned matter, which is being issued to shareholders of the Company holding small lot odd lot shares for your information and records.

Thanking you

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

For the Attention of Shareholders
Scheme to facilitate liquidity for odd-lot Shares in physical form

We are pleased to inform that a Scheme has been introduced to provide liquidity for your Shares held in physical form (odd lots) of the following Companies:

- Reliance Capital Limited (RCL)
- Reliance Energy Limited (REL)
- Reliance Communications Limited (RCom)
- Reliance Natural Resources Limited (RNRL)

It has been observed from the stock market data that there is virtually no liquidity in the odd lot segment of the stock exchanges, where the physical shares could be sold in odd lots. Physical shares also do not fetch the same market price as dematerialized shares.

In view of the above, and to obviate your inconvenience and hardship in dealing with the odd lot shares held in physical form, an odd lot scheme (the "Scheme") has been introduced. For this purpose Reliance Anil Dhirubhai Ambani Group has entered into an arrangement with Karvy Consultants Limited ("Karvy"), whereby Karvy would provide an opportunity to those shareholders, who hold 49 or less shares in physical form of all or any of the above Companies viz. RCL, REL, RCom and RNRL, to sell the shares effortlessly in a cost effective manner.

In terms of the Scheme:

- Karvy will purchase Shares of RCL, REL, RCom and RNRL, held in physical form in small lots (i.e. 49 or less shares), on spot delivery basis.
- The Shares will be purchased at the determined market price being not less than the previous trading day's closing price quoted on the National Stock Exchange of India Limited (NSE).
- Karvy will make the payment by cheque (encashable locally in major cities and wherever feasible), against the delivery of share certificates, along with duly completed and executed transfer forms and proof of identity (subject to signature verification).
- Karvy would be under an obligation to dematerialize the shares so purchased and thereafter to sell the same in the market within five trading days of dematerialization.
- Karvy would be reimbursed the net deficit, if any, on account of costs, charges, expenses and the difference between purchase and sale price. Karvy would also be provided with requisite temporary funding for the period between the purchase and sale of the shares.
- In the event of any of the above Companies announcing a record date or book closure for any corporate action, shareholders meeting, postal ballot etc., Karvy shall be the sole holder and beneficiary of the respective shares purchased under the Scheme, with full authority to exercise its rights as shareholder of the respective companies at its sole discretion, without reference to anyone.

We believe that the above Scheme will provide the shareholders a convenient and cost effective option and alternative to encash the realizable value of their shares, without having to go through the rigors attached to sale of odd lot shares in physical form.

In case you need any further clarification or assistance in the matter, please contact Mr. Praveen Chaturvedi at Karvy Consultants Limited, Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad 500081, India - Tel. No.: 040-23420818 - 25, Fax No.: 040-23420859, Email: oddlot@karvy.com.

You may contact the nearest Karvy's Investor Relation Centre (IRC) at the addresses given overleaf to avail the benefits of the Scheme. Representatives of Karvy with appropriate authorisation and identification may also approach you in the coming weeks to determine your interest in availing the benefit of the Scheme.

Issued in the interests of shareholders by:

Reliance Capital Limited
Reliance Energy Limited
Reliance Communications Limited
Reliance Natural Resources Limited

Annexure - 1 (a)

RELIANCE NATURAL RESOURCES LIMITED

Regd. Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, to the Members of Reliance Natural Resources Limited for passing the following resolutions through Postal Ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 (including any statutory modification or re-enactment thereof for the time being in force):

Special Business

1. **Increase in the Authorised Share Capital and Alteration of the Memorandum of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 650,00,00,000 (Rupees Six Hundred Fifty Crore) divided into 130,00,00,000 (One hundred Thirty Crore) equity shares of Rs. 5 (Rupees Five) each be and is hereby increased to Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to decide on the extent of variation in such rights and to classify and re-classify from time to time such shares into any class of shares.

RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following Clause V:

V. The Authorised Share Capital of the Company is Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to increase or reduce the capital of the Company and/ or the nominal value of the shares and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions with or without voting rights, as may be determined by or in accordance with the Articles of Association of the Company or as may be decided by the Board of Directors or the Company in General Meeting, as applicable, in conformity with the provisions of the Act and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions and to consolidate or sub-divide the shares and to issue shares of higher or lower denominations in such manner as may for the time being be provided by the Articles of Association of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

2. **Increase in the Authorised Share Capital and Alteration of the Articles of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 3 with the following Article:

3. The Authorised Share Capital of the Company is Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to increase or reduce the capital of the Company and/ or the nominal value of the shares and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions with or without voting rights, as may be determined by or in accordance with the Articles of Association of the Company or as may be decided by the Board of Directors of the Company in General Meeting, as applicable, in conformity with the provisions of the Act and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions and to consolidate or sub-divide the shares and to issue shares of higher or lower denominations in such manner as may for the time being be provided by the Articles of Association of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

3. **Issue of Securities under Employees Stock Option Scheme**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution**:

"RESOLVED that pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines, prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions, as may be required, and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be

deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Company, to create, offer, issue and allot, to or for the benefit of such person(s) as are in the permanent employment and the Directors (including the whole-time Directors) of the Company, at any time, equity shares of the Company and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity linked securities and/or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of the grant of option(s) under Reliance Natural Resources Employees Stock Option Scheme (ESOS), as placed at the Meeting.

RESOLVED FURTHER that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Company.

RESOLVED FURTHER that ESOS may be operated by the Trustees of any ESOS Trust(s) established by the Company and containing such terms as the Board while establishing the trust(s) deem appropriate.

RESOLVED FURTHER that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, or for the purpose of settling any ESOS Trust(s), the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) (including to amend or modify any of the terms of such issue or allotment), as it may, in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members.

RESOLVED FURTHER that the Board be and is hereby authorised to vary or modify the terms of ESOS in accordance with any guidelines or regulations that may be issued, from time to time, by any appropriate authority unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including the whole-time Directors).

RESOLVED FURTHER that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors, or Chairman of the Company."

4. **Increase in Borrowing Limits**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee which the Board may constitute for this purpose), be and is hereby authorised, in accordance with Section 293(1)(d) of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and the Articles of Association of the Company, to borrow any sum or sums of money (including non fund based facilities) from time to time at their discretion, for the purpose of the business of the Company, from any one or more Banks, Financial Institutions and other persons, firms, bodies corporate, notwithstanding that the monies to be borrowed together with the monies already borrowed by the Company (apart from temporary loans obtained from the Company's Bankers in the ordinary course of business) may, at any time, exceed upto a sum of Rs. 10,000 crore (Rupees Ten Thousand crore) over and above the aggregate of the then paid up capital of the Company and its free reserves (that is to say reserves not set apart for any specific purpose) and that the Board of Directors be and is hereby empowered and authorised to arrange or fix the terms and conditions of all such monies to be borrowed from time to time as to interest, repayment, security or otherwise as they may, in their absolute discretion, think fit.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

5. **Creation of Charge**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT the consent of the Company be and is hereby granted in terms of Section 293(1)(a) and all other applicable provisions of the Companies Act, 1956, (including any statutory modification or re-enactment thereof, for the time being in force), to the Board of Directors(hereinafter referred to as "the Board" which term shall be deemed to include any Committee which the Board may constitute for this purpose) to mortgage and/or charge, in addition to the mortgages/charges created/to be created by the Company, in such form and manner and with such ranking and at such time and on such terms as the Board may determine, on all or any of the moveable and/or immoveable properties of the Company, both present and future and/or the whole or any part of the undertaking(s) of the Company together with the power to take over the management of the business and concern of the Company in certain events of default, in favour of the Lender(s), Agent(s) and Trustee(s)/Trustee(s), for securing the borrowings availed/to be availed by the Company and/or any of the Company's holding / subsidiary / affiliate / associate company, by way of loan(s) (in foreign currency and/or rupee currency) and Securities (comprising fully/partly Convertible Debentures and/or Non Convertible Debentures with or without detachable or non-detachable Warrants and/or secured premium notes and/or floating rates notes/bonds or other debt instruments), issued/to be issued by the Company, from time to time, subject to the limits approved under Section 293(1)(d) of the Companies Act, 1956, together with interest at the respective agreed rates, additional interest, compound interest in case of default, accumulated interest, liquidated damages, commitment charges, premia on prepayment, remuneration of the Agent(s)/Trustees, premium (if any) on redemption, all other costs, charges and expenses, including any increase as a result of devaluation / revaluation / fluctuation in the rates of exchange and all other

monies payable by the Company in terms of the Loan Agreement(s)/Heads of Agreement(s), Debenture Trust Deed(s) or any other document, entered into/to be entered into between the Company and the Lender(s)/Agent(s) and Trustee(s) / Trustee(s), in respect of the said loans / borrowings / debentures and containing such specific terms and conditions and covenants in respect of enforcement of security as may be stipulated in that behalf and agreed to between the Board of Directors or Committee thereof and the Lender(s)/ Agent(s)and Trustee(s) /Trustee(s).

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or its duly constituted Committee be and are hereby authorised to finalise, settle and execute such documents/ deeds/writings/papers/ agreements as may be required and do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in regard to creating mortgages/charges as aforesaid."

6. Payment of Commission to Non-Executive Director(s)

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all permissions, sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole time employment nor managing director(s), in accordance with and upto the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act, for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and upto such extent as the Remuneration Committee of the Board may, from time to time, determine.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

7. Raising of Resources through Issue of Securities in the International Markets

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution**:

"(a) RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and the Articles of Association of the Company and the Listing Agreements with the Stock Exchanges and subject to the provisions of the applicable rules, regulations, guidelines or laws and/or any approval, consent, permission or sanction of the Central Government, Reserve Bank of India and any other appropriate authorities, institutions or Bodies (hereinafter collectively referred to as the "appropriate authorities"), and subject to such conditions as may be prescribed by any one of them while granting any such approval, consent, permission, and / or sanction (hereinafter referred to as the "requisite approvals"), which may be agreed to by the Board of Directors of the Company (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution), the Board be and is hereby authorised to issue, offer and allot, in International offerings any securities including Global Depositary Receipts and / or American Depositary Receipts convertible into equity shares, preference shares whether Cumulative / Redeemable / Convertible at the option of the Company and / or the option of the holders of the security and / or securities linked to equity shares / preference shares and / or any instrument or securities representing convertible securities such as convertible debentures, bonds or warrants convertible into depositary receipts underlying equity shares/ equity shares / preference shares, (hereinafter referred to as the "Securities") to be subscribed by foreign / domestic investors/institutions and / or corporate bodies/entities including mutual funds, banks, insurance companies and / or individuals or otherwise, whether or not such persons/entities/investors are Members of the Company whether in one or more currency, such issue and allotment to be made at such time or times in one or more tranche or tranches, at par or at such price or prices, and on such terms and conditions and in such manner as the Board may, in its absolute discretion think fit, in consultation with the Lead Managers, Underwriters, Advisors or other intermediaries provided however that the issue of securities as above shall not result in increase of the issued and subscribed equity share capital of the Company by more than 25% of the then issued and outstanding equity shares.

(b) RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible.

(c) RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets.

(d) RESOLVED FURTHER that the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide

for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets.

(e) RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws.

(f) RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document.

(g) RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law.

(h) RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit.

(i) RESOLVED FURTHER THAT for the purpose aforesaid, the Board be and is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilisation of the issue proceeds including but without limitation to the creation of such mortgage / charge under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise or in the borrowing of loans as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

(j) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or the Chairman or any other Officers / Authorised Representatives of the Company to give effect to the aforesaid resolution."

8. **Increase in limits for FII Investment**

To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to applicable provisions of the Foreign Exchange Management Act, 1999 (FEMA), the Companies Act, 1956 and all other applicable rules, regulations, guidelines and laws (including any statutory modification or re-enactment thereof for the time being in force) and subject to all requisite approvals, permissions and sanctions and subject to such conditions as may be prescribed by any of the concerned authorities while granting such approvals, permissions, sanctions, which may be agreed to by the Board of Directors of the Company and/or a duly authorised Committee thereof for the time being exercising the powers conferred by the Board of Directors (hereinafter referred to as "the Board"), the consent of the Company be and is hereby accorded for investments by Foreign Institutional Investors including their sub-accounts (hereinafter referred to as "the FIIs"), in the shares or debentures convertible into shares of the Company, by purchase or acquisition from the market under the Portfolio Investment Scheme under FEMA, subject to the condition that the total holding of all FIIs put together shall not exceed 74 (seventy four) per cent of the paid up equity share capital or paid up value of the respective series of the convertible debentures of the Company as may be applicable or such other maximum limit as may be prescribed from time to time.

RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds, matters and things and execute all documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

9. **Appointment of Manager**

To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT in accordance with the provisions of Sections 198, 269, 387 and all other applicable provisions, if any, read with Schedule XIII to the Companies Act 1956, and subject to all such sanctions, as may be necessary, the consent of the Company be and is hereby accorded to the appointment of Shri Ashish Karyekar as the Manager of the Company for a period of 05 (five) years commencing from February 8, 2006 on the terms and conditions including remuneration set out in the Agreement to be entered into between the Company and Shri Ashish Karyekar, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers including powers conferred by this resolution) to alter and vary the terms and conditions of the said appointment and/or Agreement, as may be agreed to between the Board and Shri Ashish Karyekar, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 or any amendments thereto.

RESOLVED FURTHER THAT in the event of loss or inadequacy of profits in any financial year during the currency of tenure of Shri Ashish Karyekar, as Manager, the remuneration and perquisites set out as aforesaid be paid or granted to him as minimum remuneration and perquisites provided that the total remuneration by way of salary, perquisites and other allowances shall not exceed the applicable

ceiling limit in terms of Schedule XIII to the said Act as may be amended from time to time or any equivalent statutory re-enactment thereof for the time being in force.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

10. Shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa

To consider and, if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to the provisions of Section 17 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and subject to confirmation of the Company Law Board the existing Clause II in the Memorandum of Association of the Company be substituted as under:

II. The Registered Office of the Company will be situated in the State of Goa.

RESOLVED FURTHER THAT on the confirmation by the Company Law Board, the Registered Office of the Company be transferred from the State of Maharashtra to the State of Goa.

RESOLVED FURTHER THAT effect may be given to this resolution, at such time and in such manner as the Board of Directors of the Company considers appropriate and the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions, as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Mumbai, February 20, 2006

By Order of the Board
For Reliance Natural Resources Limited

Ashish Karyekar
Dy. Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 setting out material facts is annexed hereto.
2. The Board of Directors at its meeting held on February 8, 2006 has appointed Shri Anil Lohia, Chartered Accountant as the Scrutinizer to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.
3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer on or before March 29, 2006 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman of the Company after completion of the scrutiny and the results of postal ballot will be announced on Friday, March 31, 2006, at the Registered Office of the Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 at 5.00 p.m.
4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturdays between 11.00 a.m. and 1.00 p.m., up to March 29, 2006.

Explanatory Statement under Sections 173(2) and 192A(2) of the Companies Act, 1956.

Item Nos. 1 & 2 - Increase in the Authorised Share Capital

The Company, in order to meet its growth objectives and to strengthen its financial position, may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 650 crore to Rs. 1,500 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the authorised share capital and for the alteration of capital clause of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommend the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolutions.

Item No 3 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board has identified the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under Employee Stock Option Scheme (ESOS).

In view of the above, the Board has formulated an ESOS in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five percent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS. The Board has accordingly decided to seek the approval of the Members for the same.

The salient features of the ESOS are set out below:

Total number of options/shares that could be issued under ESOS: Upto five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s) to Eligible Employee [being employee/Director (including whole-time Director) of the Company, its subsidiary companies and holding company, if any].

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date of the Meeting of the Board/Committee approving the grant of option(s).

Eligibility for grant of options:

(a) Persons as are in the permanent employment of the Company, its subsidiary companies and holding company in such grade and with such experience / association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company, its subsidiary companies and holding company at any time.

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period shall commence on the expiry of one year from the Grant Date and may extend up to four years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in tranches subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the employees/Directors and their continued employment with the Company, as the case may be, unless such employment is discontinued on account of death, permanent/total disability or on retirement.

If the employee/Director (including whole-time Director) voluntarily terminates employment with the Company, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the employee/Director (including whole-time Director) of the Company who has resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which options are granted or at such price as the Board/Committee may determine on the date(s) of grant of option(s).

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the employees and the Directors (including whole-time Directors) under ESOS based on evaluation of the employees/Directors on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options granted to any Eligible Employee in a year will not exceed 0.05% of the issued equity shares of the Company at the time of granting of the options. The aggregate of all such options granted shall not exceed five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s).

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company follows the intrinsic value method for computing the compensation cost, if any, for the options granted. The difference between the compensation cost so calculated and compensation cost that would have been recognised if the Company had used fair value method and its impact on the profits and earnings per share would be disclosed in the Directors' Report. The fair value would be determined using the Black-Scholes model.

In terms of the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS, not exceeding in aggregate, five per cent of the number of issued equity shares of the Company, from time to time, as on the date(s) of grant of option(s) under ESOS.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including whole-time Directors).

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

All the Directors of the Company except Shri Anil D. Ambani may be deemed to be concerned or interested in this resolution to the extent of the benefit they may derive under ESOS.

Item No. 4 - Increase in Borrowing Limits

In terms of the provisions of Sections 293(1)(d) of the Companies Act, 1956, the Board of Directors of the Company, cannot except with the consent of the Company in general meeting, borrow moneys, apart from temporary loans obtained from the Company's bankers in the ordinary course of business, in excess of aggregate of the paid up capital and its free reserves that is to say reserves not set apart for any specific purpose.

Keeping in view the Company's business requirements and its growth plans, it is considered desirable to increase the said borrowing limits.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No 5 - Creation of Charge

The borrowings by a Company, in general, is required to be secured by mortgage or charge on all or any of the movable or immovable properties of the Company in such form, manner and ranking as may be determined by the Board of Directors of the Company from time to time, in consultation with the lender(s).

The mortgage and/or charge on any of the movable and/or immovable properties and/or the whole or any part of the undertaking(s) of the Company, to secure borrowings of the Company or of any of its holding, subsidiary, affiliate or associate company, with a power to the charge holders to take over the management of the business and concern of the Company in certain events of default, may be regarded as disposal of the Company's undertaking(s) within the meaning of Section 293(1)(a) of the Companies Act, 1956. Hence, it is necessary for the Members to pass a resolution under the said Section.

The Board of Directors accordingly recommend the resolution set out at Item No. 5 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 6 - Payment of Commission to Non-Executive Directors

The Board at its meeting held on February 8, 2006 adopted the "Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct" which emphasises Company's adherence to the globally acclaimed best corporate governance principles. The said principles, inter alia, envisage a performance driven remuneration policy.

The Chairman and the non executive Directors are required to devote more time and attention, more so with the requirements of the revised Corporate Governance Policies. The Board therefore recognizes the need to suitably remunerate the Director(s) of the Company who are neither in the whole time employment nor managing director(s) with such commission upto a ceiling of 1% (if the Company has a managing or whole time director or manager) or 3% (if the Company has no managing or whole time director or manager) of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission will be apportioned amongst the non executive Directors including Chairman commensurate with their respective performance, which will be adjudged by the Remuneration Committee of the Board, based on pre-defined qualitative and quantitative parameters.

The Board of Directors accordingly recommend the resolution set out at Item No. 6 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

All the non executive Directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No. 7 - Raising of Resources through Issue of Securities in the International Markets

The Company, in order to enhance its global competitiveness, and increase the ability to compete with the peer group in domestic and international markets, needs to strengthen its financial position by augmenting long term resources. To achieve the significant competitive advantages, through easy access to large amounts of international capital, with extended maturities, at optimal costs, the Company may need to issue Securities in the international markets, as contemplated in the resolution and as may be decided by the Board and found to be expedient and in the interest of the Company.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law.

The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency, such that the Securities to be issued shall not result in increasing the then issued and outstanding equity shares of the Company by more than 25%. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers,

Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommend the resolution set out at Item No. 7 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 8 - Increase in limits for FII Investment

The foreign institutional investors (FIIs) have assumed a crucial role in the Indian capital market. It is proposed to facilitate greater FII investment in the Company, which would not only provide depth and liquidity to the Company's shares but will also reflect the Company's commitment to the highest standards of disclosures, transparency, and corporate governance, its operational efficiencies, global competitiveness, and proven management track record, which are the preferred investment qualifications for FIIs.

In terms of the provisions of Portfolio Investment Scheme under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, the Foreign Institutional Investors (FIIs) may invest in the equity shares / convertible debentures up to the sectoral cap / statutory limit as applicable to the Indian companies, subject to the approval of the Board of Directors and approval of Members of the Company by way of a special resolution.

The Board of Directors of the Company at its meeting held on February 8, 2006, inter alia, proposed, subject to the approval of Members by way of a special resolution, to enhance the said FII investment limit to 74 per cent of the paid up Equity Capital or paid-up value of the respective series of the convertible Debentures of the Company.

The resolution set out at Item No. 8 of the accompanying Notice will enable the FIIs, who are considered to be prudent investors, to acquire shares of the Company through authorised dealers within the revised ceiling under the Portfolio Investment Scheme of the Reserve Bank of India.

The Board of Directors accordingly recommend the resolution set out at Item No. 8 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 9 - Appointment of Manager

The Board of Directors of the Company at their meeting held on February 8, 2006, have, subject to the approval of the Members in general meeting and the Central Government, if required, appointed Shri Ashish Karyekar as Manager of the Company for a period of 05 (five) years commencing from February 8, 2006 on the remuneration determined by the Remuneration Committee of the Board of Directors. Shri Ashish Karyekar aged 34 years is a commerce and law graduate and an associate member of the Institute of Company Secretaries of India. He has over ten years of experience in corporate secretarial, legal, finance and managerial functions. The remuneration payable to and the terms of appointment of Shri Ashish Karyekar as Manager of the Company during the tenure of his appointment will comprise salary, allowances and the other perquisites, the aggregate monetary value of such salary, allowances and perquisites being limited to Rs. 9,00,000 (Rupees nine lakhs) per annum. The perquisites and allowances payable to Shri Ashish Karyekar will include Company owned / Leased Accommodation or House Rent allowance in lieu thereof, medical reimbursements, leave travel concession for self and his family including dependants; medical insurance and such other perquisites and / or allowances within the amount specified above. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income Tax Act, 1961 or any Rules thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). However Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent these singly or together are not taxable under the Income Tax Act, 1961 and Gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company, shall not be included in the computation of limits for the remuneration. In addition to the above, Shri Ashish Karyekar shall also be eligible to an annual increment not exceeding 15% on the last drawn salary, perquisites and allowances during his tenure as Manager. Shri Ashish Karyekar fulfils the conditions for eligibility contained in Part I of Schedule XIII to the Companies Act, 1956. The terms and conditions of appointment and payment of remuneration are set out in the Agreement to be entered into between the Company and Shri Ashish Karyekar. The Board or any Committee thereof, subject to requisite approval(s), if necessary, is entitled and authorised to revise at any time, the salary, allowances and perquisites payable to the Manager of the Company such that the overall remuneration payable to the Manager of the Company shall not exceed the limits specified above. Either party may terminate the aforesaid Agreement by giving three months prior notice of termination in writing to the other party.

The draft Agreement to be entered into between the Company and Shri Ashish Karyekar is available for inspection at the Registered Office of the Company on all working days except Saturdays between 11.00 a.m. and 1.00 p.m. upto March 29, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 9 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 10 - Shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa

The Registered Office of the Company is presently situated in the State of Maharashtra. As a measure of rationalisation, it is proposed to shift the Registered Office from the State of Maharashtra to the State of Goa.

Section 17 of the Companies Act, 1956 provides that for the shifting the Registered Office of the Company from one State to another, approval of the members by way of Special Resolution and confirmation by the Company Law Board is required. Further, pursuant to Section 192A of the Companies Act, 1956, such Special Resolution is required to be passed by means of a postal ballot.

The Board of Directors accordingly recommend the resolution set out at Item No. 10 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Mumbai, February 20, 2006

By Order of the Board
For Reliance Natural Resources Limited

Ashish Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

NOTICE

Notice is hereby given that an Extraordinary General Meeting of the Members of **Reliance Natural Resources Limited** will be held on Friday, the 14th day of April, 2006 at 11.00 a.m at Shri Bhaidas Maganlal Sabhagriha, U-1, Juhu Development Scheme, Vile Parle (West), Mumbai 400 056, to transact the following Special Business:

SPECIAL BUSINESS

To consider and if thought fit to pass, with or without modifications, the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with the Stock Exchanges where the shares of the Company are listed and subject to any approval, consent, permission and / or sanction of the appropriate authorities (hereinafter collectively referred to as "the appropriate authorities"), and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission, and / or sanction (hereinafter referred to as "the requisite approvals"), and which may be agreed to by the Board of Directors of the Company (hereinafter called 'the Board' which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorised to create, offer, issue and allot, from time to time in one or more tranches, Equity Shares and/or warrants entitling to apply for equity shares or other securities convertible into or exchangeable with equity shares (hereinafter referred to as the "Securities") to be subscribed by domestic / foreign institutions, institutional investors, banks, mutual funds, insurance companies, bodies corporate, individuals or other entities, whether or not such investors are Members of the Company, under a preferential issue through offer letter and/or circular and/or information memorandum and/or such other documents / writings, in such a manner and on such terms and conditions as may be determined by the Board in its absolute discretion, provided that the price of the equity shares so issued shall not be less than Rs. 25.65 (including a premium of Rs. 20.65) per equity share of Rs.5 each being the price with respect to the Relevant Date i.e. March 15, 2006, as prescribed under the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 and the aggregate amount of the Securities so issued shall not exceed Rs. 1,100 crore.

RESOLVED FURTHER THAT the equity shares allotted in terms of this resolution shall rank pari passu in all respects with the then existing equity shares of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorised on behalf of the Company to take all actions and do all such deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient to the issue or allotment of aforesaid Securities and listing thereof with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in the proposed issue, offer and allotment of any of the said Securities, utilisation of the issue proceeds and to do all acts, deeds and things in connection therewith and incidental thereto as the Board in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred, to any Committee of Directors or the Chairman or any other Director(s) or officer(s) of the Company to give effect to the aforesaid resolution."

Registered Office:	By order of the Board of Directors
H Block, 1st Floor,	
Dhirubhai Ambani Knowledge City,	Ashish Karyekar
Navi Mumbai 400 710	Dy. Company Secretary and Manager

Mumbai, March 15, 2006

Notes:

1. **A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of himself and a proxy need not be a Member of the Company. The instrument appointing a proxy should, however, be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting.**
2. The Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 setting out the material facts is annexed hereto.
3. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days except Sundays between 11.00 a.m. and 1.00 p.m., upto the date of the ensuing Extraordinary General Meeting.
4. Members / Proxies should fill the Attendance Slip for attending the Meeting. Members who hold shares in dematerialised form are requested to bring their Client ID and DP ID numbers for easy identification for attendance at the Meeting.
5. Members are informed that in case of joint holders attending the Meeting, only such joint holder who is higher in order of the names will be entitled to vote.

ANNEXURE TO NOTICE

Explanatory Statement Pursuant to Section 173(2) of the Companies Act, 1956 to the accompanying Notice

The Company aims to actively pursue growth opportunities in the fast growing energy utility sector, to become a fully functional and diverse energy utility and fuel resource enterprise.

The Company in order to strengthen its financial position and net worth, plans to augment long term resources up to Rs. 1,100 crore. For this purpose, and for general corporate purposes including investments, as may be decided by the Board in the best interests of the Company, it is proposed to issue equity shares / other securities convertible into / exchangeable with the equity shares of the Company, to Anadha Enterprise Private Limited ("AEPL"), a company owned and controlled by Shri Anil Dhirubhai Ambani and his associates, as per details given below, on a preferential allotment basis, in terms of the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as the "Preferential Issue Guidelines"), including any statutory modification or re-enactment thereof for the time being in force.

Shri Anil Dhirubhai Ambani, the Chairman and Promoter of the Company has expressed his commitment to the Company's rapid growth, and to maximise overall value for all shareholders. The Company is expected to immensely benefit with the financial and business expertise and acumen of Shri Anil Dhirubhai Ambani. The proposed issue of securities will strengthen the capital base, and will also lead to substantial increase in net worth and corresponding borrowing ability of the Company. It may be noted that the company's existing shares were distributed free of cost to all Reliance Shareholders as part of the recent restructuring of the Reliance Group.

The details of the issue and other particulars as required in terms of the Preferential Issue Guidelines are given as under:

(i) **Securities to be issued**: The resolution set out in the accompanying Notice is an enabling resolution, entitling the Board to issue equity shares or other securities convertible into or exchangeable with the equity shares as may be deemed appropriate in the best interests of the Company.

(ii) **Pricing of Equity Shares**: Each equity share of the face value of Rs. 5, including the equity shares arising out of the exercise of option attached with warrants or other securities shall be issued at a price not less than Rs. 25.65 (including a premium of Rs.20.65) per equity share. Such price has been arrived at with respect to the Relevant Date i.e. March 15, 2006, as prescribed under the said Preferential Issue Guidelines.

(iii) **Terms of Warrants**: The Board may allot warrants at a price not being less than Rs.25.65 per warrant, which will entitle the holder to subscribe for one equity share of the face value of Rs.5, at a price not less than Rs.25.65 (including a premium of Rs.20.65) per equity share of the Company against each warrant. An amount, as may be decided by the Board of Directors, not being less than 10% of the issue price (i.e. not being less than Rs. 2.57 per warrant) shall be payable upon subscription of the warrants. The warrants would be allotted on the following terms:

- The holder of warrants will have an option to apply for and be allotted 1 (one) equity share of the Company per warrant, any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches. In this connection, either the Company or the warrant holder will give an advance notice of at least ten days, calling upon the other party to exercise/avail the aforesaid option specifying the number of warrants. The warrant holders will be liable to make the payment of balance sum per warrant for such number of warrants within 10 days of the service of the notice.
- Upon receipt of the payment as above, the Board (or a Committee thereof) shall allot one equity share per warrant by appropriating Rs.5 towards equity share capital and the balance amount paid against each warrant, towards the securities premium.
- If the entitlement against the warrants to apply for the equity share is not exercised within the period specified in the notice referred hereinabove, the entitlement of the warrant holders to apply for equity shares of the Company along with the rights attached thereto shall expire and any amount paid on such warrants shall stand forfeited.
- The warrant holders shall also be entitled to any future bonus/rights issue(s) of equity shares or other securities convertible into equity shares by the Company, in the same proportion and manner as any other shareholders of the Company for the time being.
- The warrant by itself do not give to the holder(s) thereof any rights of the shareholders of the Company.
- The equity shares issued as above shall rank pari passu in all respects with the then existing equity shares of the Company. The warrants and equity shares shall be subject to the Memorandum and Articles of Association of the Company.

(iv) **Lock-in:** The securities issued under the above Preferential Issue to AEPL or any other entity, if any, belonging to the Promoter Group shall be locked-in for a period of three years from the date of allotment. The lock-in on the shares allotted on exercise of option attached to warrants, if any, shall be reduced to the extent the warrants have already been locked-in.

(v) **Particulars of subscribers**: AEPL, a company owned and controlled by Shri Anil Dhirubhai Ambani and his Associates has agreed to subscribe upto 41,00,00,000 equity shares / warrants under the Preferential Issue.

In the event, any of the equity shares remaining unsubscribed by AEPL for any reason whatsoever, the same will be offered and allotted by the Board in its absolute discretion to any other entity owned and controlled by Shri Anil Dhirubhai Ambani and / or his associates / affiliates.

(vi) **Shareholding Pattern:** The Shareholding pattern giving present position as also considering full allotment of equity shares arising out of the Securities issued as above is given below:

	CATEGORY	Pre Issue Shareholding		Post Issue Shareholding	
		Shares	%	Shares/Warrants	%
A	**PROMOTERS GROUP**				
1	Promoters				
A	Anadha Enterprise Private Limited (Proposed Allottee)	27 02 92 782	22.10	68 02 92 782	41.66
B	AAA Global Business Enterprises Private Ltd.	1 15 29 001	0.94	1 15 29 001	0.71
C	Bhavan Mercantile Private Limited	17 71 20 553	14.48	17 71 20 553	10.85
D	Shri Anil Dhirubhai Ambani	18 59 171	0.15	18 59 171	0.11
E	Smt. Tina A Ambani	16 50 832	0.13	16 50 832	0.10
F	Smt. Kokila D Ambani	36 65 227	0.30	36 65 227	0.22
G	JaiAnmol A Ambani (through Father and Natural Guardian Anil Dhirubhai Ambani)	16 69 759	0.14	16 69 759	0.10
H	JaiAnshul A. Ambani (through Father and Natural Guardian Anil Dhirubhai Ambani)	100	0.00	100	0.00
2	Persons Acting in Concert	1 64 93 158	1.35	1 64 93 158	1.01
	Sub Total (A)	**48 42 80 583**	**39.59**	**89 42 80 583**	**54.76**
B	**NON-PROMOTERS HOLDING**				
1	Institutional Investors				
A	Mutual Funds and UTI	1 38 14 637	1.13	1 38 14 637	0.85
B	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	7 82 85 334	6.40	7 82 85 334	4.79
C	FIIs	25 99 49 942	21.25	25 99 49 942	15.92
	Sub Total (B)	**35 20 49 913**	**28.78**	**35 20 49 913**	**21.56**
2	Others				
A	Private Corporate Bodies	7 01 11 126	5.73	7 01 11 126	4.29
B	NRIs/OCBs	1 31 49 509	1.08	1 31 49 509	0.81
C	The Bank of New York as Depository (for RIL GDRs)	6 36 69 741	5.21	6 36 69 741	3.90
D	Indian Public	23 98 69 550	19.61	23 98 69 550	14.60
	Sub Total (C)	**38 67 99 926**	**31.26**	**38 67 99 926**	**23.68**
	GRAND TOTAL	**122 31 30 422**	**100.00**	**163 31 30 422**	**100.00**

Note: Any equity shares that may remain unsubscribed by AEPL for any reason whatsoever, the same will be subscribed by any other entity owned and controlled by Shri Anil Dhirubhai Ambani and / or his associates / affiliates.

The Company shall complete the allotment of securities in terms of the resolution set out in the accompanying Notice, on or before the expiry of 15 days from the date of passing the Resolution.

Shri Anil Dhirubhai Ambani, the Chairman of the Company, is also the Director and a member of AEPL, to whom the above equity shares/warrants under preferential issue are proposed to be allotted, and accordingly, may be deemed to be concerned or interested in the said resolution to that extent. Except him, none of the other directors of the Company is, in any way, concerned or interested in the said resolution.

Your Directors recommend the resolution for your approval.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710
Mumbai, March 15, 2006

By order of the Board of Directors

Ashish Karyekar
Dy. Company Secretary and Manager

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Please fill Attendance Slip and hand it over at the entrance of the meeting venue

I hereby record my presence at the Extraordinary General Meeting of the Members of the Company held on Friday, April 14, 2006 at 11.00 a.m at Shri Bhaidas Maganlal Sabhagriha, U-1, Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

Folio No.		DP ID No.*	
Client ID No.*		No. of Shares	

Name and Address of the Member

* Applicable for investors holding shares in electronic form.

Signature of Member/Proxy

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

PROXY FORM

I/We ____ of ____________

______________________in the district of ______________________ being a

Member/Members of the above named Company, hereby appoint ______________________

of ______________ in the district of ______________________________

or failing him/her ______________of______________________as my/our Proxy

to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company, to be held on Friday, April 14, 2006 at 11.00 a.m or at any adjournment thereof.

Client ID *	
Folio No.	
No. of Shares	

DP ID No.*	

Affix 15 Paise Revenue Stamp

Signed this ______ day of ______ 2006.

Signature

* Applicable for investors holding shares in electronic form.

Note : The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the company.

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Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP

TO PROVIDE REVISED INFORMATION MEMORANDA TO BSE AND NSE

ALL FOUR GROUP COMPANIES

PROPOSED TO BE LISTED BY 10TH MARCH 2006

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the meetings held today, the Board of Directors of each of the above companies **reviewed the listing documents, incuding inter-alia, the draft Information Memoranda of the respective companies submitted to the Bombay Stock Exchange (BSE) and National Stock Exchange (NSE), when the Companies were under the control of Reliance Industries Limited (RIL).**

The Boards **decided to submit revised Information Memoranda with full and correct information and details to the BSE and NSE at the earliest, to facilitate the early listing of shares of the companies on the stock exchanges, for the benefit of 22 lakh shareholders.**

The Boards also decided the proposed listing schedule of the four group companies on BSE and NSE, as under:

- Reliance Capital Ventures Limited – week of 13th February 2006
- Reliance Energy Ventures Limited – week of 20th February 2006
- Reliance Natural Resources Limited – week of 27th February 2006
- Reliance Communication Ventures Limited – week of 6th March 2006

Reliance – Anil Dhirubhai Ambani Group has already communicated to SEBI, BSE and NSE in this regard, and requisite approvals are awaited.

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-3038 6286 Fax: (91) 022-3037 6622

March 14, 2006

Shri S. Subramanian
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No : 2272 037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No : 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: **Board Meeting of Reliance Natural Resources Limited to consider issue of equity / equity related securities**

We wish to inform you that a meeting of the Board of Directors of Reliance Natural Resources Limited (the "Company") is scheduled to be held on **Wednesday, the 15th March, 2006,** inter alia, to consider raising long term resources to further strengthen the capital base and financial position of the Company for its future growth plans, by **issuing equity / equity related securities,** subject to necessary permissions, sanctions, approvals and the applicable provisions of law.

Yours faithfully

For Reliance Natural Resources Limited

Ashish S. Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Registered Office. "H" Block, 1st Floor,' A' Wing, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

March 15, 2006

Shri S Subramanian	The Manager
DCS - CRD	Listing Department
Bombay Stock Exchange Limited	National Stock Exchange of India Ltd
Phiroze Jeejeebhoy Towers	Exchange Plaza, C-1, Block G
Dalal Street	Bandra-Kurla Complex, Bandra (East)
Mumbai 400 001	Mumbai 400 051
Fax : 2272 2037/39/41/3121/3719	Fax : 2658 8237/38
BSE Scrip Code : 532709	**NSE Symbol : RNRL**

Dear Sirs,

Sub: **Meeting of the Board of Directors of Reliance Natural Resources Limited – Approval for issue of equity / equity related securities up to Rs. 1052 crore, on preferential basis – Anil Dhirubhai Ambani Group to announce Open Offer in terms of SEBI Takeover Regulations.**

Further to our letter of March 14, 2006, we wish to inform you that the Board of Directors of Reliance Natural Resources Limited at its meeting held today i.e March 15, 2006 has decided to issue up to 41,00,00,000 equity shares / other securities convertible into / exchangeable with the equity shares of Rs. 5 each of the Company, at a minimum price of Rs. 25.65 per equity share to Reliance - Anil Dhirubhai Ambani Group / its affiliates / associates and/or other long term financial investors, on a preferential allotment basis, aggregating Rs. 1051.65 crore, to strengthen the Company's capital base and financial position, subject to necessary approval of the shareholders of the Company and in accordance with the applicable regulations / guidelines.

The Company has been informed that, in accordance with the SEBI Takeover Code, Reliance – Anil Dhirubhai Ambani Group will announce an open offer for 32.66 crore shares, representing 20% of the expanded equity share capital of the Company, aggregating in value Rs. 838 crore (US$ 188 million). The offer will open on 3rd May 2006, and will close on 22nd May 2006.

We enclose a copy of the Media Release being issued in the above matter.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

RECEIVED (Contents Not Verified) Central Depository Services (India) Ltd. Mumbai.

Encl: As above

CC : National Securities Depository Limited – Fax No: - 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No: - 2272 3199

RELIANCE NATURAL RESOURCES LIMITED.
Registered Office. 'H' Block, 1st Floor, 'A' Wing, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

RNRL/MR/2006/02

MEDIA RELEASE

Reliance - Anil Dhirubhai Ambani Group to invest up to Rs. 1,052 crore (US$ 236 million) in Reliance Natural Resources Ltd. (RNRL)

Reliance – Anil Dhirubhai Ambani Group to announce open offer for 32.66 crore shares, aggregating in value Rs. 838 crore (US$ 188 million)

Reliance – ADAG investment reflects strong commitment to RNRL's future growth, despite uncertainties on Gas Supply Agreement with RIL

Mumbai, March 15, 2006: The Board of Directors of Reliance Natural Resources Limited (RNRL), today approved a preferential offer of equity shares and/or equity related securities to **Reliance - Anil Dhirubhai Ambani Group, and/or long term financial investors**, to strengthen the Company's capital base and financial position.

Shri Anil Dhirubhai Ambani, being an interested Director, did not participate in the proceedings of the Board on this matter.

The preferential offer, which is subject to necessary approvals from shareholders, will be made at a minimum price of Rs. 25.65, being the average of market prices for the preceding 2 weeks. **The offer price represents a premium of over 400% to the face value of Rs. 5 per share of RNRL.**

RNRL's shares were distributed free of cost to over 2 million Reliance shareholders as part of the recent restructuring of the Reliance group.

Reliance - Anil Dhirubhai Ambani Group will subscribe up to Rs. 1,052 crore (US$ 236 million) through the preferential offer at the above price, reflecting a strong commitment to RNRL's future growth, despite the considerable uncertainties surrounding the Gas Supply Agreement with Reliance Industries Ltd.

RNRL's net worth will increase 175% from Rs. 608 crore (US$ 137 million) to Rs. 1,660 crore (US$ 373 million), on completion of the preferential offer. The Company is presently debt free.

The Company's equity share capital will increase to 163.31 equity shares of Rs. 5 each, aggregating Rs. 816.56 crore (US$ 183 million) - reflecting a market capitalization of Rs. 6,181 crore (US$ 1.4 billion), based on the closing price as on 14th March 2006.

The indicative revised shareholding pattern of the company will be as follows:

2 million retail investors	19%
Foreign shareholding	
- FIIs	16%
- GDRs and others	4%
Domestic Institutions (FIs/Banks/MFs)	6%
Promoters	55%
Total	**100%**

Note: The percentages will change proportionately, to the extent the preferential allotment is subscribed by long term financial investors.

The Company has been informed that, in accordance with the SEBI Takeover Code, Reliance – Anil Dhirubhai Ambani Group will announce an open offer for 32.66 crore shares, representing 20% of the expanded equity share capital of the Company, aggregating in value Rs. 838 crore (US$ 188 million). The offer will open on 3rd May 2006, and will close on 22nd May 2006.

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tele.+91-22-3038 6286 Fax: +91-22-3037 6622

March 31, 2006

Shri S. Subramanian
DCS-CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax. No: 2272-2037 /39 /41 /61 /3121/3719
BSE Scrip Code: 532709

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659-8237 / 38
NSE Symbol: RNRL

Dear Sirs,

Sub: Declaration of result of Resolutions passed through Postal Ballot

We refer to our letter dated March 1, 2006 enclosing therewith the Postal Ballot Notice dated February 20, 2006 together with Postal Ballot Form sent to the Members of the Company for seeking their approval to the transactions listed therein, by postal ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Shri Anil Lohia, Chartered Accountant appointed as Scrutinizer by the Board of Directors at their meeting held on February 8, 2006, had submitted his report dated March 30, 2006 on postal ballot forms received from the members, to the Chairman of the Company. Based on the report submitted by the Scrutinizer, the Chairman has declared the result on March 31, 2006, of the resolutions passed through postal ballot.

The following resolutions are carried with requisite majority:

Resolution No. as given in Postal Ballot Notice dated 20.02.2006	Type of Resolution	Description
1	Ordinary Resolution	For increasing the Authorised Share Capital and alteration of Clause V of the Memorandum of Association of the Company
2	Special Resolution	For alteration of Article 3 of the Articles of Association of the Company for increasing the Authorised Share Capital
3	Special Resolution	For issue of securities under Employees Stock Option Scheme
4	Ordinary Resolution	For increasing the borrowing limits of the Company
5	Ordinary Resolution	For creation of mortgage/charge on Company's assets
6	Special Resolution	For payment of commission to Director(s) who are neither in the whole time employment nor managing director(s)

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tele.+91-22-3038 6286 Fax: +91-22-3037 6622

Resolution No. as given in Postal Ballot Notice dated 20.02.2006	Type of Resolution	Description
7	Special Resolution	For issue of securities in the international markets in one or more currencies, to persons/entities, whether or not members of the Company
8	Special Resolution	For increase in limit of FIIs investment upto 74% of the paid-up equity capital of the Company
9	Ordinary Resolution	For appointment of Manager of the Company
10	Special Resolution	For shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa

Kindly take the same on your record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S. Karyekar
Dy. Company Secretary

10th February 2006

Shri Sanjay Golecha,
General Manager, Corporate Services
Bombay Stock Exchange Ltd.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Shri Hari K.,
Asst. Vice President
National Stock Exchange of India Ltd.,
Exchange Plaza
Bandra – Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8100/ 5641 8100
Facsimile: 2659 8237 / 8238

Dear Sir,

Sub: Intimation of key changes

In continuation of letter dated February 8, 2006, we wish to inform you as under:

1. The Registered Office of the Company has been shifted to H Block, 1st floor, Dhirubhai Ambani Knowledge City (DAKC), Navi Mumbai-400 710, Phone No. +91 22 3038 6286, Fax No. +91 22 3037 6622.

2. The address of the Corporate Office of the Company is Reliance Centre, 19, Walchand Hirachand Marg, Ballard Estate, Mumbai – 400 038, Phone No. +91 22 3032 7409, Fax No. +91 22 3032 7896.

3. The undersigned has been appointed as the Deputy Company Secretary and the Compliance Officer of the Company by the Board of Directors of the Company.

4. All the earlier powers and authorities delegated by the erstwhile management prior to February 7, 2006 stand withdrawn and revoked.

We request you kindly to address all your correspondence at the changed addresses as mentioned above.

Please acknowledge the receipt.

Thanking you.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Deputy Company Secretary

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP WELCOMES DIRECTORS ON THE BOARDS OF FOUR GROUP COMPANIES

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their respective meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the respective meetings held today, the Boards welcomed the appointment of Shri Anil D. Ambani as the Chairman of the Company.

Reliance Communication Ventures Limited:

The Board welcomed Shri S.P.Talwar and Shri J. Ramachandran as Directors of the Company.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Shri J. Ramachandran is Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered and Cost Accountant and obtained his doctorate from the Indian Institute of Management, Ahmedabad. He has served as a consultant to various multinational and Indian companies including Hewlett Packard, Wipro, Infosys and LIC.

Reliance Natural Resources Limited:

The Board welcomed Shri S.L. Rao, Shri Bakul Dholakia and Shri J.L.Bajaj as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), Member of National Productivity Council, and external director on the Boards of ONGC and Mahanagar Gas.

Shri J.L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Reliance Energy Ventures Limited:

The Board welcomed Shri S.L. Rao and Shri V.R.Galkar as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri V.R.Galkar is the former Executive Director (Investment), Life Insurance Corporation of India. He was with LIC for the about 22 years and handled various assignments such as Planning, Housing Finance, Marketing, etc. during his tenure.

Reliance Capital Ventures Limited:

The Board welcomed the appointment of Shri Rajendra P. Chitale and Shri S.P. Talwar as Directors of the Company.

Shri Rajendra P. Chitale is an eminent Chartered Accountant and Managing Partner, M/s M. P. Chitale & Co. He is a Director on the Boards of National Stock Exchange of India Ltd (NSE), Asset Reconstruction Company (India) Ltd, and Gujarat Ambuja Cements Ltd. He is also a member of the Takeover Panel, Securities and Exchange Board of India, the Company Law Advisory Committee of Government of India, and the Advisory Group on Derivatives, Securities and Exchange Board of India.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

The resignation of RIL's nominees, Shri Sandeep Tandon and Shri L.V. Merchant, from the Boards of all four companies was also noted.

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386286 Fax: (91) 022-3037 6622

15th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

✓**The Stock Exchange, Mumbai**
Phiroze Jeejeebhoy Towers,
Dalal Street.
Mumbai - 400 001

Dear Sirs,

Re: Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from M/s Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited.

Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited vide its letter dated 10th February, 2006 has informed the Company, that they have acquired 31,16,91,896 equity shares of Rs. 5 /- each through off-market purchase which together with its existing holding of 126 equity shares of Rs.5/- each represent 25.48% of the paid-up equity share capital of the Company.

The disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE NATURAL RESOURCES LIMITED**

AUTHORISED SIGNATORY

Reliance Natural Resources Limited

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE....16/2/06

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
(Regulation 13 (3) and (6)

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/~~sale~~ (No. of shares)	No. & % of shares/voting rights acquired/~~sold~~	Receipt of allotment advice/acquisition of shares/~~sale of shares~~ – specify	Date of intimation to company	Mode of acquisition on (market purchase/public/rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (No. of shares)	Buy value	Sell quantity	Sell value
Anadha Enterprise Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shares	27,02,92,719 equity shares (22.10%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	27,02,92,782 equity shares (22.10%)	Direct	Off market	27,02,92,719 equity shares (22.10%)	NA	-	-
Bhavan Merchantile Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shars	4,13,99,186 equity shars (3.38%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	4,13,99,249 equity shares (3.38%)	Direct	Off market	4,13,99,186 equity shares (3.38%)	NA	-	-

Date: February 15, 2006
Place: Mumbai

For Reliance Natural Resources Limited

Authorized Signatory

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386290 Fax: (91) 022-3037 6622

25th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from Bhavan Mercantile Private Limited.

Bhavan Mercantile Private Limited vide its letter dated 20th February, 2006 has informed the Company, that they have acquired 11,45,56,704 equity shares of Rs. 10 /- each, by way of inter-se transfer amongst group. As on the date of such acquisition the shares of the Company are unlisted.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For **RELIANCE NATURAL RESOURCES LIMITED**

AUTHORISED SIGNATORY

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

25th March, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai – 400 001

Fax: 2272 2037/39/41/61/3121/3719
BSE Script code: 532709

To
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051

Fax 2659 8237/ 38
NSE Symbol: RNRL

Dear Sir,

Sub : **Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992**

With reference to above captioned subject, we wish to inform you that the Company has adopted a Code on Insider Trading as required under the SEBI (Prohibition of Insider Trading) Regulations, 1992.

We are enclosing herewith a statement showing the details of the initial disclosures made by the Directors and designated employees to the Company under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992, as required.

We hope you will find the same in order.

Kindly acknowledge the receipt.

Thanking you.

Yours faithfully,
For Reliance Natural Resources Limited

Ashish Karyekar
Dy Company Secretary

Encl.: As above.

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Statement showing details of the initial disclosures received from the Directors and Designated employees under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Name	Designation	No. of shares held	Date of Purchase/ allotment	Folio No./ DP ID/ Client ID		No. of shares
Directors, Officers and designated employees of the Company						
Shri Anil D. Ambani	Chairman	1859271	Allotment under scheme of arrangement	IN300319	10008764	208204
				IN300319	10008684	551022
				IN300319	10000439	1100045
Shri S L Rao	Director	100	_ As above-	IN301047	30039436	100
Shri Bakul Dholakia	Director	1260	_ As above-	IN300484	10101320	70
				IN300484	10101311	700
				IN300484	10101338	490
Shri J L Bajaj	Director	20	_ As above-	IN302269	10347628	20
Shri Ashish Tambawala	Chief Financial Officer (CFO)	309	- As above-			309

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Date :- 25.03.2006

Annexure 5

INFORMATION MEMORANDUM

RELIANCE NATURAL RESOURCES LIMITED

(Formerly Global Fuel Management Services Limited)

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710
Phone: 022- 3038 6290 Fax: 022 - 3037 6622 Website: www.rnrl.in
Contact person: Ashish Karyekar, Email: ashish.karyekar@rel.co.in

Reliance Natural Resources Limited was originally incorporated on March 24, 2000 under the Companies Act, 1956 as Reliance Platforms Communications.com Private Limited. The name of the Company was thereafter changed to Reliance Energy Private Limited on January 3, 2003; Reliance Wattage Private Limited on January 16, 2003 and the status of the Company was changed to public limited company on July 25, 2005. The name of the Company was thereafter changed to Reliance Fuel Management Limited on August 3, 2005; Global Fuel Management Services Limited on August 10, 2005; Reliance Natural Resources Limited on January 9, 2006.

INFORMATION MEMORANDUM FOR LISTING OF 122,31,30,422 EQUITY SHARES OF RS. 5 EACH.

NO EQUITY SHARES ARE PROPOSED TO BE SOLD OR OFFERED PURSUANT TO THIS INFORMATION MEMORANDUM

GENERAL RISKS
Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of Reliance Natural Resources Limited unless they can afford to take the risk of losing their investment. Investors are advised to read the Risk Factors carefully before taking an investment decision in the shares of Reliance Natural Resources Limited. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.
ABSOLUTE RESPONSIBILITY OF RELIANCE NATURAL RESOURCES LIMITED
Reliance Natural Resources Limited having made all reasonable inquiries, accepts responsibility for and confirms that this Information Memorandum contains all information with regard to Reliance Natural Resources Limited, which is material in the context of issue of shares pursuant to the scheme, that the information contained in this Information Memorandum is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Information Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.
LISTING
The Equity Shares of Reliance Natural Resources Limited are proposed to be listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.
REGISTRAR AND TRANSFER AGENT
Karvy Computershare Private Limited (Unit: Reliance Natural Resources Limited) Plot No. 17 – 24, Vittal Rao Nagar, Madhapur Hyderabad - 500 081 Email : praveendmr@karvy.com Tel No: 40-23431545 Fax No: 40-23431551 Contact Person: Praveen Chaturvedi

TABLE OF CONTENTS

Term	Description
"RNRL" or "Company" or "Our Company" or "Resulting Company" or Reliance Natural Resources Limited	Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited) a public limited Company incorporated under the Provisions of the Companies Act, 1956
"We" or "us" and "our"	Refers to Reliance Natural Resources Limited
Articles / Articles of Association	Articles of Association of Reliance Natural Resources Limited
"ADA"	Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.
"ADA Group"	"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.
"Affiliate" of ADA or ADA Group	Includes: a) ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and b.) Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.
Amendment Agreement	Amendment Agreement dated January, 27 2006 entered into between RIL and RNRL amending the GSMA.
Auditors	The Statutory Auditors of Reliance Natural Resources Limited
Board of Directors / Board / Directors	The Board of Directors of Reliance Natural Resources Limited
BSE	Bombay Stock Exchange Limited
CBM	Coal Bed Methane
CDSL	Central Depository Services (India) Limited
Companies Act / Act	The Companies Act, 1956, as amended from time to time
Current Financial Year	January 1, 2006 to March 31, 2007
Demerged Company or RIL	Reliance Industries Limited, a public limited company incorporated under the provisions of the Companies Act, 1956
DSE	Designated Stock Exchange
EPS	Earnings per equity share
Equity Shares	Equity shares of the Company of Rs. 5 each unless otherwise specified in the context thereof
Financial year / fiscal / FY	The twelve months ended 31st March, unless otherwise stated
Gas Based Energy Undertaking	Demerged Company's undertaking, business, activities and operations pertaining to use of gas for the generation of power by Reliance Patalganga Power Limited and REL for their power projects (hereinafter referred to as "Gas Based Power") and comprising all the assets (moveable and immoveable) and liabilities, which relate thereto or are necessary therefor and including specifically the following:

	i) All investments of the Demerged Company in Reliance Patalganga Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to gas based power described in Part 'A' of Schedule II to the Scheme; ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to Gas Based Power described in Part 'B' of Schedule II to the Scheme; iii) All agreements, rights, contracts, entitlements, permits, licenses, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power; iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power; and v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power.
GOI	Government of India
Group	Persons constituting group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 as stated in the last published Annual Report of the Company.
GSMA	Gas Supply Master Agreement dated 12th January 2006 entered into between RIL and RNRL
GSPA	Form of Gas Sale and Purchase Agreement for sale and purchase of gas
HUF	Hindu Undivided Family
Information Memorandum	This document filed with the Stock Exchanges is known as and referred to as the Information Memorandum
IPCL	Indian Petrochemicals Corporation Limited
I.T. Act	The Income-tax Act, 1961, as amended from time to time, except as stated otherwise
Memorandum/Memorandum of Association	The Memorandum of Association of Reliance Natural Resources Limited
MMSCMD	Million Standard Cubic Meters per Day
N.A	Not Applicable
NELP	New Exploration and Licensing Policy of Government of India
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
RBI	Reserve Bank of India
RCL	Reliance Capital Limited
REL	Reliance Energy Limited
RNRL	Reliance Natural Resources Limited
RPPL	Reliance Patalganga Power Limited

RIL	Reliance Industries Limited
RIIL	Reliance Industrial Infrastructure Limited
RCVL	Reliance Capital Ventures Limited
REVL	Reliance Energy Ventures Limited
RCOVL	Reliance Communication Ventures Limited
AGBPL	AAA Global Business Enterprises Private Limited
AEPL	Anadha Enterprise Private Limited
BMPL	Bhavan Mercantile Private Limited
Registered office of Company	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
ROC	Registrar of Companies, Maharashtra at Mumbai
Scheme	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Reliance Industries Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors, sanctioned by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005.
SEBI	The Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act, 1992
SEBI Act	Securities and Exchange Board of India Act, 1992 as amended from time to time
SEBI Guidelines	Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 issued by SEBI effective from January 27, 2000, as amended, including instructions and clarifications issued by SEBI from time to time
Stock Exchanges	BSE and NSE

CERTAIN CONVENTIONS; USE OF MARKET DATA

Unless stated otherwise, the financial data in this Information Memorandum is derived from our unconsolidated financial statements prepared in accordance with Indian GAAP. Our last financial year commenced on April 1, 2005 and ended on December 31, 2005. In this Information Memorandum, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off.

For definitions, please see the section titled "Definitions, Abbreviations and Industry Related Terms".

All references to "India" contained in this Information Memorandum are to the Republic of India. All references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

Unless stated otherwise, industry data used throughout this Information Memorandum has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness is not guaranteed and their reliability cannot be assured. Although we believe that industry data used in this Information Memorandum is reliable, it has not been independently verified. The information included in this Information Memorandum about the various other Companies is based on their respective Annual Reports and information made available by the respective companies.

FORWARD-LOOKING STATEMENTS

We have included statements in this Information Memorandum, that contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions that are "forward-looking statements".

All forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- General economic and business conditions in India and other countries;
- Our ability to successfully implement our strategy, our growth and expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in Indian or international interest rates;
- Changes in laws and regulations in India;
- Changes in political conditions in India; and
- Changes in the foreign exchange control regulations in India.

For further discussion of factors that could cause our actual results to differ, see the section titled "Risk Factors". By their nature, certain risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated.

We do not have any obligation to, and do not intend to, update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition.

RISK FACTORS

An investment in equity shares involves a high degree of risk. You should carefully consider all of the information in this Information Memorandum, including the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our Equity Shares could decline, and you may lose all or part of your investment.

Internal Risk Factors

Uncertainty in respect of the Gas Supply Agreement(s) with RIL may severely impact the Company's entire operations and assets, and even leave the company with no business at all, which may seriously jeopardize, if not completely destroy, the interests of over 20 lakh Reliance shareholders, who have become shareholders of our company

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged the supply of gas from RIL's current and future gas fields, on terms agreed by the parties, for various projects of Reliance – Anil Dhirubhai Ambani Group (Reliance – ADAG), for the continued benefit of over 20 lakh Reliance shareholders.

Our company was set up as a Special Purpose Vehicle (SPV), in order that all future benefits of the aforesaid gas supply from RIL accrued to our company, and thereby to over 20 lakh Reliance shareholders, who have become shareholders of our company.

As part of the overall reorganization, it was inter alia agreed that the agreed position would be recorded in Gas Supply Agreement(s) to be entered into between RIL and the Company. The Agreement(s) were also referred to in the Scheme of Arrangement for demerger of RIL. The main commercial points agreed upon for the supply of gas, included inter-alia, the following:

- After the NTPC entitlement (for 12 MMSCMD), Reliance - ADAG will get a firm supply of 28 MMSCMD of gas from RIL, which is the Base Volume.
- If, for any reason, the NTPC contract does not materialize, or is cancelled, its entitlement of the aforesaid 12 MMSCMD will also go to Reliance – ADAG, in addition to the 28 MMSCMD, thereby making an aggregate Base Volume quantity of 40 MMSCMD.
- The price and commercial terms for the aforesaid gas supply will be no worse than those applicable to NTPC.
- 50% of the Base Volume gas (28 MMSCMD, or 40 MMSCMD, as the case may be) is committed to be supplied by RIL to Reliance – ADAG in 2008-09, and the balance in 2009-10.
- Thereafter, from the entire future reserves of RIL (including new discoveries of gas from new explorations, and/or bids as may be submitted from time to time), Reliance - ADAG will have the first option to get 40% quantity of gas (Option Volume Gas). This is to ensure that over 20 lakh shareholders of the Company continue to benefit from RIL's Gas finds.
- Supply of Option Volume gas will be at market rates.
- Gas can be used for all projects of Reliance - ADAG.
- The gas supplied will not be used for trading, other than trading within Reliance - ADAG.
- Swapping of gas will be permitted.
- For Base Volume of gas, Reliance - ADAG will have the option to set up its own pipeline, but will have to pay the transportation costs, even if does not use RIL's East-West pipeline. However, in that situation, Reliance - ADAG will have the right to deal with the unutilized pipeline capacity, as it deems fit.
- Gas Supply Agreements to be entered into for both, Base Volume and Option Volume, will be in accordance with best international practices, and will be such as are bankable in international markets.

The Company was a wholly owned subsidiary of RIL upto the date of allotment of shares in pursuance of the Scheme, i.e. January 27, 2006. The Board of the Company consisted of three directors, two of whom were nominees of RIL, and one nominee of Reliance – ADAG, upto February 7, 2006.

On 12th January 2006 (i.e. when the Company was still under the control of RIL), a Gas Supply Master Agreement (GSMA) was entered into between RIL and the Company, with the approval of only RIL's nominees on the Board of the Company, and despite the specifically expressed strong protest and dissent of the representative of Shri Anil Dhirubhai Ambani, under whose control RNRL now is, and was always intended to remain in the future.

The Board of the Company was reconstituted only much later, on February 7, 2006, on which date the control and management of the Company was handed over to Anil D. Ambani.

A proforma Gas Sale Purchase Agreement for gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of RNRL, has been annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and RNRL.

The aforesaid agreements, which constitute potentially the whole of the Company's Assets, contain significant, fundamental and material deviations from the agreed position, including but not limited, inter alia, with respect to the effective term, source and security of supply of gas to the Company, transportation and swapping rights and RIL's liability in case of non-performance. The Agreements therefore do not reflect the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group.

Such deviations are not only against internationally accepted principles but may also, inter alia, render the said agreements, and the power and other projects proposed to be set up on the strength of such agreements, unbankable and incapable of being implemented, or lead to substantial delays in setting up such projects.

The actions taken by RIL vis-à-vis our company, while our Company was still under the control of RIL, have attempted to substantially undermine, if not completely destroy, value for the over 20 lakh Reliance shareholders, who have become shareholders of our company.

The said deviations, if not amended appropriately, are likely to materially impact and jeopardize our entire business, operations and financial condition.

We propose to take appropriate steps to have the aforesaid agreements suitably amended, so as to bring the same in line with the agreed position to protect the interests of more than 20 lakh shareholders, but there is no certainty that such amendments will be made, and/or that the agreements will be implemented at all, and this may adversely impact our company and our shareholders. Also See "About Reliance Natural Resources Limited - Gas Supply Agreement with RIL".

We will rely heavily on the setting up of power generation and other projects by our affiliates. Any delay in the setting up of such projects, and/or disruption of operations of these projects, may adversely impact our business, operations and financial condition.

As per the agreement, 50% of the supply of Base Volume gas by RIL to the Company and/or its affiliates will commence in 2008-09, and the balance in 2009-10. Our main business will be to source gas from RIL, and supply the same for the gas based power generation and other projects of our affiliate companies. As of date, the Company has not commenced any supply to its affiliates and has no firm agreement with them for the supply of gas. The rates at which gas will be supplied to the affiliate companies will be determined at the then prevailing market price and other relevant factors. We will therefore depend heavily on the setting up of power generation and other projects by our affiliates. This dependence exposes us to a variety of risks. If the proposed projects can not be set up, or are delayed or disrupted, we may not be able to sell gas, whereas we are obliged under the GSMA to purchase gas from RIL on "take or pay" basis. This may affect our business, financial condition and results of operations, and adversely impact our company and our shareholders.

The Trade Mark Management Agreement, and Non Compete Agreement, entered into with RIL, while the company was still under RIL's control, may not be amended to protect the interests of our company, and/or the same may not be implemented, and this may adversely impact interests of our Company and its shareholders.

A Trade Mark Management Agreement, and Non Compete Agreement has been executed between our Company and RIL, while the company was still under RIL's control. The said Agreements have been executed with the approval of only RIL's nominees on the Board of our company, and despite the dissent of the only Director on the Board representing Shri Anil D. Ambani, under whose control the company now is, and was always intended to remain in the future. The Agreements as signed contain significant, material and fundamental deviations and do not correctly reflect the agreed position arrived at inter alia between Shri Mukesh D. Ambani and Shri Anil D. Ambani, for the continued benefit of more than 20 lakh Reliance shareholders.

There is no certainty that the said Trade Mark Management Agreement, and Non Compete Agreements with RIL will be amended to protect the interests of our shareholders, and/or that the same will be implemented at all. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly, violation of the understanding for creation, protection and promotion of Trade Marks and Brands may severely undermine the economic value of the Company, which will adversely impact the interests of the Company and our shareholders.

Downturns or disruptions in the securities markets could reduce transaction volumes, and could cause a decline in the business and impact our profitability.

We are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels securities and future transactions.

Sudden substantial sales by shareholders could cause the price of equity shares to decline.

As there is no lock-in provision on the equity shares after listing, sale of substantial number of equity shares could lead to fall in market prices of the equity shares.

External Risk Factors

After listing, the prices of the Company's equity shares may be volatile, or an active trading market for the Company's equity shares may not develop.

There has been no public market for the Company's equity shares till now and the prices of the Company's equity shares may fluctuate after listing. There can be no assurance that an active trading market for the equity shares will develop or be sustained after this listing. The Company's share price could be volatile.

This section should also be read in conjunction with the titled "Outstanding Litigation and Material Developments."

Summary

You should read the following summary together with the risk factors and the more detailed information about us and the Company's financial results included elsewhere in this Information Memorandum.

Industry and Business Overview

Pursuant to the Scheme, the Company stands vested with the Gas Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia, 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital of Reliance Patalganga Power Limited. Reliance Patalganga Power Limited is a subsidiary of the Company..

A Gas Supply Master Agreement ("GSMA") has been executed between the Company and Reliance Industries Limited ("RIL") on January 12, 2006 (while the company was still under RIL's control), which represents substantially the whole of the Company's potential worth and asset and sets out, among other things the basis of determination of quantities of gas to be made available by RIL for purchase by Affiliates of the Company owning gas based power plants, the conditions and approvals subject to which such gas would be made available by RIL, and the price. A proforma Gas Sale Purchase Agreement for gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of the Company is annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and the Company.

Please refer to the section "About Reliance Natural Resources Limited" and "Risk Factors" for more details. Copy of the Gas Supply Master Agreement and Amendment Agreement are also available as documents for inspection.

GENERAL INFORMATION

Reliance Natural Resources Limited was originally incorporated on March 24, 2000 under the Companies Act, 1956 as Reliance Platforms Communications.com Private Limited. The name of the Company was thereafter changed to Reliance Energy Private Limited on January 3, 2003; Reliance Wattage Private Limited on January 16, 2003 and the status of the Company was changed to public limited company on July 25, 2005. The name of the Company was thereafter changed to Reliance Fuel Management Limited on August 3, 2005; Global Fuel Management Services Limited on August 10, 2005; Reliance Natural Resources Limited on January 9, 2006.

Address of Registered Office of Company

Reliance Natural Resources Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai- 400 710
Phone: 022- 3038 6290
Fax: 022 - 3037 6622
Website: www.rnrl.in
Email : secretarial.cell@rel.co.in

Registration Number 11-125260

Address of Registrar of Companies:
Registrar of Companies
100 Everest Building, Marine Drive,
Mumbai – 400 002
Maharashtra

Board of Directors

Sr. No.	Name
1.	Shri Anil D. Ambani – Chairman
2.	Shri S. L. Rao
3.	Shri J. L. Bajaj
4.	Shri Bakul Dholakia

For further details of the Board of Directors of the Company, please see the section titled "Management".

Deputy Company Secretary and Compliance Officer

Ashish Karyekar
"H" Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai- 400 710.
Telephone: 022-3038 6290
Fax: 022- 3037 6622,
Email: ashish.karyekar@rel.co.in

Bankers to the Company

Syndicate Bank
26-A, Sir Phiroz Shah Mehta Road,
Ground Floor, Fort,
Mumbai - 400 001
Telephone : 022-22662654
Fax : 022-22634328

Auditors

Pathak H. D. & Associates
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai – 400 021
Telephone: 022-30228508-09
Fax : 022-30616125
Email: info@phd-and-associates.com

Registrar and Transfer Agent

Karvy Computershare Private Limited
Plot No. 17 – 24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081
Telephone: 040-23431545
Fax: 040-23431551
Email: praveendmr@karvy.com
Contact Person: Praveen Chaturvedi

CAPITAL STRUCTURE

SHARE CAPITAL

Consequent to issue and allotment of shares pursuant to the Scheme, the Share Capital of the Company is as follows

A.	Authorized Share Capital	
	130,00,00,000 Equity Shares of Rs. 5 each [2]	Rs. 6,50,00,00,000/-
B.	Paid-up Share Capital	
	Equity Capital after the implementation of the Scheme 1,223,130,422 Equity Shares of Rs. 5 each	Rs. 6,11,56,52,110/-
C.	Share Premium Account Before the Scheme After the Scheme	 - -

1) a) Authorized share capital of the Company at the time of incorporation was Rs. 1,00,000 divided into 10,000 equity shares of Rs. 10 each. Subsequently the authorized share capital was increased to Rs. 5,00,000 vide resolution passed at the Extra-Ordinary general meeting held on 21st July 2005.

b) Authorized Share Capital was further increased to Rs. 1,00,00,000 divided in to 10,00,000 Equity Shares of Rs. 10 each vide resolution passed at the Extra-Ordinary general meeting held on 8th August 2005

c) Authorized Share Capital was further modified from Rs. 1,00,00,000 divided into 10,00,000 equity Shares of Rs. 10 each to Rs. 1,00,00,000 divided into 20,00,000 equity shares of Rs. 5/- each, vide resolution passed at the Extra-Ordinary General Meeting held on 11th August 2005.

2) Authorised share capital of the Company has been increased to Rs. 650 Crore divided into 130 Crore equity shares of Rs. 5 each in terms of Clause 15.1 of the Scheme and vide resolution passed at the Extra-Ordinary General Meeting held on 24th December 2005.

3) As per the Clause 15.2 of the Scheme the Company has issued and allotted 1,22,31,30,422 equity shares to the eligible members of Reliance Industries Limited (except the Specified Shareholders as defined in Clause 1.37 of the Scheme of Arrangement) on January 27, 2006.

4) Prior to the allotment of shares as per the Scheme the Issued, Subscribed, and Paid up Share Capital of the Company was Rs 5,00,000 divided into 1,00,000 equity shares of Rs. 5 each. In terms of Clause 16.2 of the Scheme, these shares held by RIL stand cancelled.

Notes to Capital Structure

1) Share Capital History of our Company:

Sr. No	Date of Allotment	Date when Fully Paid-up	Consideration	No of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	% of post Arrangement paid-up Capital	Lock-in period
1	April 5, 2000	April 5, 2000	Cash	200	10/-	10/-	NIL	NIL
2	June 25, 2001	June 25, 2001	Cash.	9800	10/-	10/-	NIL	NIL
3.	July 25, 2005	July 25, 2005	Cash	40000	10/-	10/-	NIL	NIL
	Total			50,000	10/-			
4.	Sub divided into Equity shares of Rs. 5 each *	August 11, 2005		100,000	5/-			
5.	January 27, 2006	January 27, 2006	Issuance pursuant to the Scheme	122,31,30,422	5/-	N.A.	100%	NIL
6.	January 27, 2006	January 27, 2006	Cancellation of share capital pursuant to the Scheme.	(100,000)	5/-	N.A.	N.A.	N.A.

* See Note 1(c) above

2) Save and except inter-se transfer of shares amongst Group (viz. Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited, Aavaran Textiles Private Limited, Akshar Traders Private Limited, Amur Trading Private Limited, Anumati Mercantile Private Limited, Bahar Trading Private Limited, Bhumika Trading Private Limited, Clarion Investments And Trading Company Private Limited, Dainty Investments And Leasings Private Limited, Ekansha Enterprise Private Limited, Eklavya Mercantile Private Limited, Fiery Investments & Leasing Private Limited, Florentine Trading Private Limited, Hercules Investments Private Limited, Jagdanand Investments And Trading Company Private Limited, Jagdishvar Investments And Trading Company Private Limited, Jogiya Traders Private Limited, Kankhal Investments And Trading Company Private Limited, Kedareshwar Investments And Trading Company Private Limited, Kudrat Investment And Leasing (India) Private Limited, Lazor Syntex Private Limited, Madhuban Merchandise Private Limited, Nikhil Investments Company Private Limited, Ornate Traders Private Limited, Orson Trading Private Limited, Pams Investments And Trading Company Private Limited, Pratiksha Finance & Leasing Company Private Limited, Pururava Traders Private Limited, Radharaman Textiles Trading Private Limited, Rajniketan Traders Private Limited, Rashi Trading Company Private Limited, Reliance Enterprises Limited, Reliance Industrial Infrastructure Limited, Reliance Welfare Association, Real Fibres Private Limited, Reliance Consolidated Enterprises Private Limited, Rishiraj Merchandise Private Limited, Riyaz Trading Private Limited, Sanatan Textrade Private Limited, Sanchayita Mercantile Private Limited, Shangrila Investments And Trading Company Private Limited, Silkina Trading Private Limited, Silvassa Hydrocarbons & Investments Private Limited, Soumya Finance And Leasing Company Private Limited, Sumiran Investments Private Limited, Swarag Traders Private Limited, Tresta Trading Private Limited, Velocity Trading Private Limited, Vita Investments And Trading Company Private Limited and Yangste Trading Private Limited), the Promoters of the Company, their relatives and associates and their directors have not purchased or sold or financed, directly or indirectly, any equity shares of RNRL from the date of approval of the Scheme by the High Court till the date of submission of this Information Memorandum.

Shareholding pattern of the Company before and after the Scheme (as on the date of Information Memorandum):

	CATEGORY	Pre Demerger NO. OF EQUITY SHARES	Pre Demerger %	Post Demerger NO. OF EQUITY SHARES	Post Demerger %
A	PROMOTERS HOLDING				
1	Promoters				
	Indian Promoters @	*50,000	100.00	49 58 94 812	40.54
	Foreign Promoters	0	0.00		
	Sub Total	50,000	100.00	**49 58 94 812**	**40.54**
B	NON-PROMOTERS HOLDING				
2	Institutional Investors				
(a)	Mutual Funds and UTI	0	0.00	1 96 71 655	1.61
(b)	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	0	0.00	7 96 47 343	6.51
(c)	FIIs	0	0.00	30 82 87 922	25.20
	Sub Total	0	0.00	**40 76 06 920**	**33.32**
3	Others				
(a)	Private Corporate Bodies	0	0.00	4 32 91 281	3.54
(b)	Indian Public	0	0.00	19 98 45 038	16.34
(c)	NRIs/OCBs	0	0.00	1 28 22 630	1.05
(d)	Any other (please specify)				
i.	The Bank of New York as Depository (for GDRs)	0	0.00	6 36 69 741	5.21
	Sub Total	0	0.00	**31 96 28 690**	**26.14**
	GRAND TOTAL	**50,000**	**100.00**	**122 31 30 422**	**100.00**

* In terms of the Scheme, 50,000 equity shares of the Company held by Reliance Industries Limited have been cancelled on January 27, 2006.
@ Includes Persons Acting in Concert as per Clause 2.1(h) of SEBI Takeover Code.

List of the persons/entities comprising Promoter group

As on the date of this Information Memorandum, the Promoter group of the Company is as under:

Sr.	Name of the shareholder	Initial Subscription at the time of incorporation	No. of shares allotted (Under the Scheme)	Total no of shares	% Holding
A.	**Promoter**				
1.	Shri Anil D Ambani	Nil	18 59 171	18 59 171	0.15
2.	Smt. Tina A Ambani	Nil	16 50 832	16 50 832	0.13
3.	Smt. Kokila D Ambani	Nil	36 65 227	36 65 227	0.30
4.	JaiAnmol A Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	16 69 759	16 69 759	0.14
5.	JaiAnshul A. Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	100	100	0.00
6.	AAA Global Business Enterprises Private Ltd.	Nil	1 15 29 001	1 15 29 001	0.94
7.	Anadha Enterprise Private Limited*	Nil	63	27 02 92 719	22.10
8.	Bhavan Mercantile Private Limited*	Nil	63	15 59 55 881	12.76
B.	**Persons Acting in Concert with the Promoter**				
1	Reliance Capital Limited	Nil	1 64 93 158	1 64 93 158	1.35
2	Other companies under Group		45 90 27 564	3 27 78 964	2.67
	Total -->		49 58 94 812	49 58 94 812	40.54

. * Shares acquired by way of inter-se transfer amongst Group.

The list of top 10 shareholders of the Company and the number of Equity Shares held by them

a) Top ten shareholders as on the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	*Bhavan Mercantile Private Limited	15 59 55 881
3.	The Bank of New York as Depository (for GDRs)	6 36 69 741
4.	Life Insurance Corporation of India	6 29 97 668
5.	Reliance Enterprises Limited	3 15 20 000
6.	Europacific Growth Fund	2 02 60 718
7.	Reliance Capital Limited	1 64 93 158
8.	Merrill Lynch Capital Markets Espana S.A. S.V.	1 32 86 947
9.	HSBC Global Investment Funds A/C HSBC Global investment Funds Mauritius Limited	1 20 17 980
10.	AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001

* These Companies have confirmed to acquire the entire shareholding of the company at Sr. No. 5, by way of inter-se transfer amongst Group.

b) Top ten shareholders 10 days prior to the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	Anadha Enterprise Private Limited	27 02 92 719
2.	The Bank of New York as Depository (for GDRs)	6 36 69 741
3.	Life Insurance Corporation of India	6 29 97 668
4.	Bhavan Mercantile Private Limited	4 13 99 177
5.	Bhumika Trading Private Limited	4 07 38 138
6.	Eklavya Mercantile Private Limited	3 79 96 013
7.	Ekanksha Enterprise Private Limited	3 26 09 798
8.	Reliance Enterprises Limited	3 15 20 000
9.	Europacific Growth Fund	2 02 60 718
10.	Reliance Capital Limited	1 64 93 158

c) Top ten shareholders of the Company on the date of incorporation

Sr. No.	Name of Shareholders	Number of Equity Shares on the date of Incorporation of Reliance Natural Resources Limited.
1.	Vidya Dharra	100
2.	Surendra Pipara	100
	TOTAL	200

Notes:

1) The Company had only two shareholders at the time of its incorporation.

2) As on the date of this Information Memorandum, there are no outstanding warrants, options or rights to convert debentures, loans or other instruments into equity shares of Company.

3) There will be no further issue of capital by RNRL whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from the date of approval of the Scheme by the High Court till listing of the Equity Shares to be allotted as per the Scheme

4) There shall be only one denomination for the Equity Shares of the Company, subject to applicable regulations and Company shall comply with such disclosure and accounting norms specified by SEBI, from time to time.

5) The Company has 20,27,814 members as on the date of filing this Information Memorandum.

6) None of the Equity shares of the Company were under lock-in prior to the Scheme.

SCHEME OF ARRANGEMENT

Rationale for Demerger as set forth in the Scheme of Arrangement with respect to Gas Based Energy Undertaking, as defined under the Scheme.

The business carried on by Reliance Industries Limited, (the "Demerged Company") by itself and through its subsidiaries and affiliate companies and through strategic investments in the Gas Based Energy Undertaking, as defined under the Scheme has significant potential for growth. The nature of risk and competition involved in each of the other businesses undertaken by the Demerged Company, including the Gas Based Energy Undertaking, as defined under the Scheme is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Demerged Company has re-organized and segregated by way of a demerger, its business and undertakings engaged in the gas based power generation, distribution and transmission which comprises the Gas Based Energy Undertaking, as defined under the Scheme.

The Gas Based Energy Undertaking, as defined under the Scheme has tremendous growth and profitability potential and is at a stage where it requires focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of the business, the Demerged Company also intends to re-organise the management of the business and undertaking to provide focused management attention and leadership required by the business which is to be segregated and demerged. In particular, Shri Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of the Demerged Company would take responsibility for providing such focused management attention and leadership to the Gas Based Energy Undertaking, as defined under the Scheme whereas Shri Mukesh D. Ambani, Chairman & Managing Director of the Demerged Company would continue to lead the businesses retained by the Demerged Company including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

Under the Scheme of Arrangement, the Demerged Company's undertakings, including inter-alia its Gas Based Energy Undertaking, comprising inter-alia its interests and strategic investments in the gas based business has been segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to the Company for achieving independent focus in these areas. The Demerged Company will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration and production and textiles and develop new areas in the economic development of the country.

Clause 19 of the Scheme reads as under:

"19. Agreements

Tthe Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Clause 12.2 of the Scheme reads as under:

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them,

to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

Approvals with respect to the Scheme of Arrangement

The Honorable High Court of Judicature at Bombay by its Order dated December 9, 2005 has approved the Scheme of Arrangement amongst Reliance Industries Limited ("RIL") and Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited ("RNRL")), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors (the "Scheme"). Pursuant to this Scheme the investment held by RIL in Reliance Patalganga Power Limited (RPPL) has been transferred to and vested in RNRL w.e.f. September 1, 2005 (i.e. the Appointed Date under the Scheme) under Sections 391 to 394 of the Companies Act, 1956. In accordance with the said Scheme, the Equity shares of RNRL issued pursuant to the Scheme, subject to applicable regulations, be listed and admitted to trading on BSE and NSE. Such listing and admission for trading is not automatic and will be subject to such other terms and conditions as may be prescribed by the Stock Exchanges at the time of application by RNRL seeking listing.

The aforesaid Order of the Honorable High Court of Judicature at Bombay was filed by RIL and RNRL with the Registrar of Companies ("ROC"), Maharashtra on December 21, 2005, which is the Effective Date of the Scheme.

Subsequently, SEBI, vide its letter CFD/DIL/SC/58126/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957 (SCRR) for the purpose of listing of shares of RNRL subject to the transferee company, viz., RNRL (formerly Global Fuel Management Services Limited) complying with all the provisions of Clause 8.3.5 of the SEBI (DIP) Guidelines, 2000.

RNRL has submitted its Information Memorandum, containing information about itself, making disclosures in line with the disclosure requirement for public issues, as applicable, to BSE and NSE for making the said Information Memorandum available to public through their websites.

This Information Memorandum is made available on the website of RNRL (www.rnrl.in).

RNRL will publish an advertisement in the newspapers containing its details in line with the details required as per Clause 8.3.5.4 of SEBI (DIP) Guidelines. The advertisement will draw a specific reference to the availability of this Information Memorandum on the website of RNRL as well as the Stock Exchanges.

RNRL also undertakes that all material information about itself shall be disclosed to stock exchanges on a continuous basis so as to make the same available to public, in addition to the requirements, if any, specified in Listing Agreement for disclosures about the subsidiaries.

STATEMENT OF TAX BENEFITS

The statement of tax benefits has been certified by our auditors M/s. Pathak H. D. & Associates, Chartered Accountants vide their letter dated January 25, 2006.

The following key tax benefits shall be available to the Company and the shareholders / prospective shareholders under the current direct tax laws in India.

A. To the Company under the Income Tax Act, 1961 ("the Act")

1. Under Section 32 of the Act, the Company is entitled to claim depreciation allowance at the prescribed rates on all its tangible and intangible assets acquired and put to use for its business.

2. Under Section 10(34) of the Act, dividend income (whether interim or final) received by the Company from any other domestic company (in which the company has invested) is exempt from tax in the hands of the Company.

3. The income received by the Company from distribution made by any mutual fund specified under Section 10(23D) of the Act or from the Administrator of the specified undertaking or from the specified companies referred to in Section 10(35) of the Act is exempt from tax in the hands of the Company under Section 10(35) of the Act.

4. Under Section 10(38) of the Act, the Long-term Capital Gains arising on transfer of equity shares in any other company or units of equity oriented mutual funds, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the company.

5. As per the provisions of Section 112(1)(b) of the Act, other Long-term Capital Gains arising to the Company are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per the Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long-term capital gains worked out after considering indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of Long-term capital gains worked out without considering indexation benefit (plus applicable surcharge and education cess).

6. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the Company from transfer of Equity Shares in any other company or from sale of units of any equity oriented mutual fund defined in Section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess), if such a transaction is subjected to Securities Transaction Tax.

7. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the Company would be entitled to exemption from tax on Long-term Capital Gain [not covered by Section 10(36) and Section 10 (38) of the Act] if such capital gain is invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said Sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

8. As per the provisions of Section 88E of the Act, where the business income of the Company includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transaction. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

B. To the Shareholders of the Company

I. Resident Shareholders

1. Under Section 10(34) of the Act, dividend (whether interim or final) received from a domestic company is exempt from tax in the hands of the resident shareholders of the Company.

2. Under Section 10(38) of the Act, the Long-term Capital Gain arising on transfer of equity shares in any other company or units of equity oriented mutual fund, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the resident shareholders.

3. As per the provisions of Section 112(1)(a) of the Act, other Long-term Capital Gains arising to the resident shareholders are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long term capital gains after considering the indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of long term capital gains without considering the indexation benefit (plus applicable surcharge and education cess).

4. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the resident shareholders from the transfer of Equity Shares in a company or units of equity oriented mutual fund defined in Section 10(38) of the act, are subject to tax @ 10% (plus applicable surcharge and education cess) if such a transaction is subjected to Securities Transaction Tax.

5. As per the provisions of Section 88E of the Act, where the business income of an assessee includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transactions. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

6. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the resident shareholders would be entitled to exemption from tax on Long-term Capital Gains [not covered by Section 10(36) and Section 10 (38) of the Act], if such capital gains are invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

7. In case of a shareholder being an individual or a Hindu Undivided Family, in accordance with and subject to the conditions and to the extent provided in Section 54F of the Act, the shareholder is entitled to exemption from Long-term Capital Gains arising from the transfer of any long term capital asset, not being on residential house [not covered by Sections 10 (36) and 10 (38) of the Act], if the net consideration is invested for purchase or construction of a residential house. If part of the net consideration is invested within the prescribed period in a residential house, such gains would not be chargeable to tax on a proportionate basis. If, however, such new residential house in which the investment has been made is transferred within a period of three years from the date of its purchase or construction, the amount of capital gains for which the exemption was availed earlier would be taxed as long-term capital gains of the year in which such residential house is transferred.

II. Mutual Funds

In case of a shareholder being a Mutual fund, as per the provisions of Section 10(23D) of the Act, any income of Mutual Funds registered under the Securities and Exchange Board of India Act, 1992 or Regulations made thereunder, Mutual Funds set up by public sector banks or public financial institutions and Mutual Funds authorised by the Reserve Bank of India are exempt from income-tax, subject to the conditions notified by Central Government in this regard.

III. Venture Capital Companies /Funds

In case of a shareholder being a Venture Capital Company / Fund, any income of Venture Capital Companies / Funds registered with the Securities and Exchange Board of India, are exempt from income-tax, subject to the conditions specified in Section 10(23FB) of the Act.

IV. Non-Resident / Non-Resident Indian Member

1. Dividend (both interim and final) income, if any, received by the non-resident/non-resident Indian shareholders from the domestic company shall be exempt under Section 10(34) read with Section 115-O of the Act.

2. Benefits outlined in Paragraph B(I) above are also available to a non-resident/non-resident Indian shareholder except that under first proviso to Section 48 of the Act, the capital gains arising on transfer of capital assets being shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure in connection with such transfer and full value of the consideration received or accruing as a result of the transfer into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation is not available to non-resident shareholders.

3. Benefits outlined in Paragraph A(8) above are also applicable to the non-resident / non-resident Indian shareholder.

4. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident/non-resident Indian shareholder. Thus, a non-resident/non-resident Indian shareholder can opt to be governed by the beneficial provisions of an applicable tax treaty.

5. Capital gains tax – Options available to a non-resident Indian under the Act: Non- resident Indian: As per Section 115-C(e) of the Act, a 'non-resident Indian' means an individual, being a citizen of India or a person of Indian origin who is not a 'resident'. As per the Explanation to the said Clause, a person shall be deemed to be of Indian origin if he, or either of his parents or any of his grand-parents, was born in undivided India.

6. Where shares have been subscribed in convertible foreign exchange, the non-resident Indians [as defined in Section 115C(e) of the Act], being shareholders of an Indian company, have the option of being governed by the provisions of Chapter XII-A of the Act, which, inter alia, entitles them to the following benefits in respect of income from shares of an Indian company acquired, purchased or subscribed to in convertible foreign exchange:

   - As per the provisions of Section 115D read with Section 115E of the Act and subject to the conditions specified therein, long term capital gains (in cases not covered under Section 10(38) of the Act) arising on transfer of an Indian company's shares, will be subject to tax at the rate of 10 percent (plus applicable surcharge on tax and education cess on tax and surcharge), without indexation benefit.

   - As per the provisions of Section 115F of the Act and subject to the conditions specified therein, gains arising on transfer of a long term capital asset (in cases not covered under Section 10(38) of the Act) being shares in an Indian company shall not be chargeable to tax if the entire net consideration received on such transfer is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act. If part of such net consideration is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act then such gains would not be chargeable to tax on a proportionate basis. For this purpose, net consideration means full value of the consideration received or accrued as a result of the transfer of the capital asset as reduced by any expenditure incurred wholly and exclusively in connection with such transfer.

     Further, if the specified asset or savings certificates in which the investment has been made is transferred within a period of three years from the date of investment, the amount of capital gains tax exempted earlier would become chargeable to tax as long term capital gains in the year in which such specified asset or savings certificates are transferred.

- As per the provisions of Section 115G of the Act, non-resident Indians are not obliged to file a return of income under Section 139(1) of the Act, if their only source of income is income from investments or long term capital gains earned on transfer of such investments or both, provided tax has been deducted at source from such income as per the provisions of Chapter XVII-B of the Act.

- Under Section 115H of the Act, where the non-resident Indian becomes assessable as a resident in India, he may furnish a declaration in writing to the Assessing Officer, along with his return of income for that year under Section 139 of the Act to the effect that the provisions of the Chapter XII-A shall continue to apply to him in relation to such investment income derived from the specified assets for that year and subsequent assessment years until such assets are converted into money.

- As per the provisions of Section 115I of the Act, a non-resident Indian may elect not to be governed by the provisions of Chapter XII-A for any assessment year by furnishing his return of income for that assessment year under Section 139 of the Act, declaring therein that the provisions of Chapter XII-A shall not apply to him for that assessment year and accordingly his total income for that assessment year will be computed in accordance with the other provisions of the Act.

V. **Foreign Institutional Investors (FIIs)**

1. Dividend (both interim and final) income, if any, received by the shareholder from the domestic company shall be exempt under Section 10(34) read with Section 115O of the Act.

2. Capital gains

Under Section 115AD, income (other than income by way of dividends referred in Section 115-O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable surcharge on tax and education cess on tax and surcharge).

Under Section 115AD, capital gains arising from transfer of securities (other than units referred to in Section 115AB) which are not exempt under Section 10(38), shall be taxable as follows:

Securities which are held for the period of upto or less than twelve months and where such transaction is chargeable to Securities Transaction Tax levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Securities other than those held for the period of upto or less than twelve months and where such transaction is not chargeable to Securities Transaction Tax levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 30% (plus applicable surcharge on tax and education cess on tax and surcharge);

Securities which are held for the period of twelve months or more shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Such capital gains would be computed without giving effect of indexation as provided in the first and second proviso to Section 48. In other words, the benefit of indexation, as mentioned under the two provisos would not be allowed while computing the capital gains.

3. Long-term capital gains arising on transfer of equity shares in the Company, which is held for the period of twelve months or more and where such transaction is chargeable to Securities Transaction Tax, shall be exempt from tax under Section 10(38) of the Act.

4. Benefit of exemption under Section 54EC and 54ED shall be available as outlined in Paragraph B(I)(6) above.

5. Benefit as outlined in Paragraph A(8) above are also available to FIIs.

6. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident. Thus, a non-resident can opt to be governed by the beneficial provisions of an applicable tax treaty.

Note: There is a legal uncertainty over whether a FII can elect to be governed by the normal provisions of the Act, instead of the provisions of Section 115AD. Investors are advised to consult their tax advisors in this regard.

C. Benefits available under the Wealth Tax Act, 1957

'Asset' as defined under Section 2(ea) of the Wealth Tax Act, 1957, does not include share in companies. Hence, the shares in companies are not liable to Wealth Tax.

D. Benefits available under the Gift Tax Act, 1958

Gift tax is not leviable in respect of any gifts made on or after October 1, 1998. Therefore, any gift of shares will not attract gift tax.

Notes:

1. All the above benefits are as per the current tax law and will be available only to the first named holder in case the shares are held by joint holders. Shareholder is advised to consider in his/her/its own case, the tax implications of any new enactments which may change / modify the law.

2. In view of the nature of tax consequences, being based on all the facts, in totality, of the investors, each investor is advised to consult his / her / its own tax advisor with respect to specific tax consequences.

ABOUT RELIANCE NATURAL RESOURCES LIMITED

Industry and Business Overview

Business

Pursuant to the Scheme, the Company stands vested with the Gas Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia, 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital of Reliance Patalganga Power Limited (RPPL). RPPL is a subsidiary of the Company. As per the agreement, 50% of the supply of Base Volume gas by RIL to the Company and/or its affiliates will commence in 2008-09, and the balance in 2009-10. Our main business will be to source gas from RIL, and supply the same for the gas based power generation and other projects of our affiliate companies. As of date, the Company has not commenced any supply to its affiliates and has no firm agreement with them for the supply of gas. The rates at which gas will be supplied to affiliate companies will be determined at the then prevailing market price and other relevant factors. For details of RPPL see – the Section titled "Key Investments".

History

Reliance Natural Resources Limited was originally incorporated on March 24, 2000 under the Companies Act, 1956 as Reliance Platforms Communications.com Private Limited. The name of the Company was thereafter changed to Reliance Energy Private Limited on January 3, 2003; Reliance Wattage Private Limited on January 16, 2003 and the status of the Company was changed to public limited company on July 25, 2005. The name of the Company was thereafter changed to Reliance Fuel Management Limited on August 3, 2005; Global Fuel Management Services Limited on August 10, 2005; Reliance Natural Resources Limited on January 9, 2006.

The objects for which the Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder

1. To carry on in India or elsewhere, the business of buying, selling, marketing, supplying, importing, exporting, trading, hedging, storing, distributing, transporting manufacturing, compressing, producing, processing, refining, mixing, formulating, purifying, disinfecting, converting, compounding, developing, deriving, discovering, searching, mining, quarrying, releasing, manipulating, preparing, or otherwise dealing in fuels required or used in industries, household, agriculture, laboratories, hospitals, aviators, vehicles, space rockets, communications, power plants, energy generation, water works, forest/plant protection and all other purposes whatsoever, including petroleum, petroleum products and by products, petrochemicals, oil, crude, oxygen, hydrogen, nitrogen, carbonic acid and all sorts of gases including natural gas (NG), liquified natural gas (LNG), compressed natural gas (CNG), liquified petroleum gas (LPG) and associated gaseous substance, hydro-carbons, coal, coal bed methane, lignite, coke, petrol, naphtha, high speed diesel, aviation turbine fuel, superior kerosene oil, including other related products and to act as selling agents, commission agents, sales organizers, distributors, stockists, del-credre agents, C & F agents, wholesalers and retailers for aforesaid products and designing, developing, erecting, installing, setting up, operating, maintaining, managing, owning, leasing, hiring retail or wholesale outlets, pumps, terminals, depots, showrooms, storage tanks, warehouses, godowns, objects, equipment, devices, facilities, infrastructure, and to carry on the business of transportation and distribution, designing, setting up, erecting, maintaining, and operating in India or abroad, pipes, pipelines, cross country piping systems, cylinders and other allied facilities for distribution of fuels, gases, natural resources, and to provide other related and ancillary services, facilities, assets or infrastructure, including but not limited to value all sorts of added services, and to plan, establish, develop, provide, promote, use, operate, conduct, procure, facilitate, maintain, do business, provide infrastructure and act as consultants, agent for attaining the above object.

2. To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel, natural gas or any other form, kind or description.

Change in Memorandum of Association since the Company's inception

Date	Particulars
December 27, 2002	Alteration of Main Object Clause.
January 3, 2003	Change of name of the Company from Reliance Platform Communication.Com Private Limited to Reliance Energy Private Limited.
January 16, 2003	Change of name of the Company from Reliance Energy Private Limited to Reliance Wattage Private Limited.
July 21, 2005	Increase in Authorized Capital from Rs. 100,000 to Rs. 500,000
July 25, 2005	The status of the company was changed from Private Limited to Public Limited Company.
August 3, 2005	Change of name of the Company from Reliance Wattage Limited to Reliance Fuel Management Limited. Alteration of main Object Clause.
August 8, 2005	Increase in Authorised Capital of the Company from Rs. 500,000 to Rs. 10,000,000
August 10, 2005	Change of name of the Company from Reliance Fuel Management Limited to Global Fuel Management Services Limited.
August 11, 2005	Alteration of Authorised Capital of the Company by subdividing the then existing Authorised Capital of Rs 10,000,000 divided into 1,000,000 equity shares of Rs. 10 each in to 2,000,000 equity shares of Rs. 5 each Alteration of Main Object Clause.
December 24, 2005	Increase of Authorized Capital of the Company from Rs. 10,000,000 to Rs. 6,500,000,000
January 9, 2006	Change of name of the Company from Global Fuel Management Services Limited to Reliance Natural Resources Limited

Subsidiary

Reliance Patalganga Power Limited is a wholly owned subsidiary of the Company.

Gas Supply Agreement with RIL

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged the supply of gas from RIL's current and future gas fields, on terms agreed by the parties, for various projects of Reliance – Anil Dhirubhai Ambani Group (Reliance – ADAG), for the continued benefit of over 20 lakh Reliance shareholders.

Our company was set up as a Special Purpose Vehicle (SPV), in order that all future benefits of the aforesaid gas supply from RIL accrued to our company, and thereby to over 20 lakh Reliance shareholders, who were becoming shareholders of our company.

As part of the overall reorganization, it was inter alia agreed that the agreed position would be recorded in Gas Supply Agreement(s) to be entered into between RIL and the Company. The Agreement was also referred to in the Scheme of Arrangement for demerger of RIL.

Clause 19 (relevant extracts) of the Scheme provided as under

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking ; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company... ;"

The main commercial points agreed upon for the supply of gas, included inter-alia, the following:

- After the NTPC entitlement (for 12 MMSCMD), Reliance - ADAG will get a firm supply of 28 MMSCMD of gas from RIL, which is the Base Volume.
- If, for any reason, the NTPC contract does not materialize, or is cancelled, its entitlement of the aforesaid 12 MMSCMD will also go to Reliance – ADAG, in addition to the 28 MMSCMD, thereby making an aggregate Base Volume quantity of 40 MMSCMD.
- The price and commercial terms for the aforesaid gas supply will be no worse than those applicable to NTPC.
- 50% of the Base Volume gas (28 MMSCMD, or 40 MMSCMD, as the case may be) is committed to be supplied by RIL to Reliance – ADAG in 2008-09, and the balance in 2009-10.
- Thereafter, from the entire future reserves of RIL (including new discoveries of gas from new explorations, and/or bids as may be submitted from time to time), Reliance - ADAG will have the first option to get 40% quantity of gas (Option Volume Gas). This is to ensure that over 20 lakh shareholders of the Company continue to benefit from RIL's Gas finds.
- Supply of Option Volume gas will be at market rates.
- Gas can be used for all projects of Reliance - ADAG.
- The gas supplied will not be used for trading, other than trading within Reliance - ADAG.
- Swapping of gas will be permitted.
- For Base Volume of gas, Reliance - ADAG will have the option to set up its own pipeline, but will have to pay the transportation costs, even if does not use RIL's East-West pipeline. However, in that situation, Reliance - ADAG will have the right to deal with the unutilized pipeline capacity, as it deems fit.
- Gas Supply Agreements to be entered into for both, Base Volume and Option Volume, will be in accordance with best international practices, and will be such as are bankable in international markets.

The Company was a wholly owned subsidiary of RIL upto the date of allotment of shares in pursuance of the Scheme, i.e. January 27, 2006. The Board of the Company consisted of three directors, two of whom were nominees of RIL, and one nominee of Reliance – ADAG, upto February 7, 2006.

On 12th January 2006 (i.e. when the Company was still under the control of RIL), a Gas Supply Master Agreement (GSMA) was entered into between RIL and the Company, with the approval of only RIL's nominees on the Board of the Company, and despite the specifically expressed strong protest and dissent of the representative of Shri Anil Dhirubhai Ambani, under whose control RNRL now is, and was always intended to remain in the future.

A proforma Gas Sale Purchase Agreement for gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of RNRL, has been annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and RNRL.

The aforesaid agreements, which constitute potentially the whole of the Company's Assets, contain significant, fundamental and material deviations, including but not limited, inter alia, with respect to the effective term, source and security of supply of gas to the Company, transportation and swapping rights and RIL's liability in case of non-performance. The Agreements therefore do not reflect the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group.

Such deviations are not only against internationally accepted principles but may also, inter alia, render the said agreements, and the power and other projects proposed to be set up on the strength of such agreements, unbankable and incapable of being implemented, or lead to substantial delays in setting up such projects.

The actions taken by RIL vis-à-vis our company, while our Company was still under the control of RIL, have attempted to substantially undermine, if not completely destroy, value for the over 20 lakh Reliance shareholders, who have become shareholders of our company.

The said deviations, if not amended appropriately, are likely to materially impact and jeopardize our entire business, operations and financial condition.

We propose to take appropriate steps to have the aforesaid agreements suitably amended, so as to bring the same in line with the agreed position to protect the interests of more than 20 lakh shareholders, but there is no certainty that such amendments will be made, and/or that the agreements will be implemented at all, and this may adversely impact our company and our shareholders.

Summary of material terms of the Gas Supply Master Agreement, Trade Mark Management Agreement and Non Competition Agreement executed between RNRL and RIL, while RNRL was still under RIL's control, which include significant, fundamental and material deviations from the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group, and for which the company proposes to take appropriate steps to have the said agreements suitably amended, so as to bring the same in line with the agreed position to protect the interests of its more than 20 lakh shareholders

A Gas Supply Master Agreement ("GSMA") has been executed between RNRL and Reliance Industries Limited ("RIL") on January 12, 2006 (while the company was still under RIL's control), which represents substantially the whole of the Company's potential worth and assets and sets out, among other things the basis of determination of quantities of gas to be made available by RIL for purchase by Affiliates of RNRL owning gas based power plants, the conditions and approvals subject to which such gas would be made available by RIL, and the price. A proforma Gas Sale Purchase Agreement for supply of gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of RNRL is annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and RNRL.

The GSMA is valid till 18th June 2015 and the term of any GSPA shall end no later than 31st March 2025 or termination of the relevant Production Sharing Contract (PSC) entered into by RIL with the Government of India, License, Lease, concession or similar arrangement (Upstream Arrangement) whichever is earlier.

Material terms and conditions of the GSMA are as follows.

Affiliate of RNRL owning gas based power plant has a right to contract upto 28 MMSCMD (Million Standard Cubic Meters Per Day) of Gas from all NELP and CBM blocks awarded to RIL as of 18th June 2005 ("Subject Blocks") under Base Volume GSPAs from RIL's entitlement of gas determined under the relevant production sharing contracts (PSC) entered into with Government of India. The quantity of gas available for sale by RIL is to be arrived at after providing for Gas required for production and transportation, share of Government of India ("GOI") and other constituents of the contractor under the relevant PSC, and gas committed to NTPC at 12MMSCMD for 17 years ("Available Quantity").

The price to be paid for the Gas under the Base Volume GSPA shall be sum of three components, (i) Commodity Price of USD 2.34 per MMBtu (Million British Thermal Unit), (ii) Marketing and Risk Management Charge of USD 0.12 per MMBtu, and (iii) Transportation Price of USD 0.72 per MMBtu or any increased price as may be stipulated from time to time by the regulator. These prices would be adjusted each year as per specified formula linked to the US Consumer Price Index. RIL's obligation is to transport the gas on the proposed East West Pipeline and delivery of gas at any tap-off point on the same, if the East West Pipe Line is built. In such a case buyer under the GSPA shall continue to be obliged to pay the Transportation Price until an acceptable replacement shipper is identified by RNRL and such shipper is not in default.

To the extent Available Quantity of Gas from the Subject Blocks exceeds 53 MMSCMD, Affiliate of RNRL owning gas based power plant would have right to contract to purchase the same as Option Volume GSPAs for the first 16.67 MMSCMD beyond 53 MMSCMD and for 40% of the quantity of gas available beyond the said 16.67 MMSCMD in terms of the GSMA.

Supply of gas by RIL under GSMA is subject to the receipt and the continued effectiveness of all approvals from all Governmental and other authorities including those required for gas sales price under the applicable GSPA as the gas sales price to be used for cost recovery, profit sharing, and all other purposes under the applicable PSC and

Joint Operating Agreement. ("Approval") and RIL shall not be in breach of its obligation to supply gas under GSMA, or any GSPA, in the event any Approvals are not received or are, at any time no longer effective.

RIL is obliged to comply with all the conditions of such Approvals and any such compliance shall not result in a breach of GSMA or GSPA by RIL.

All gas supplied by RIL to RNRL shall be used only for generation of power by gas based power plants owned by Affiliates of RNRL and cannot be sold or traded for profit.

Material terms and conditions of the Base Volume GSPA are as follows.

The term of the Base Volume GSPA and quantity of gas to be supplied are not fixed. These would be based on the formula given in Gas Supply Master Agreement.

Seller covenants that the amount of Proven Remaining Recoverable Reserves available to Seller at Gas Supply Area(s), as stated in a Certificate, shall at the time of entering into any new Gas Supply Obligation, be sufficient to fulfil the total of the existing and such new Gas Supply Obligation.

The level of production of Natural Gas from the Gas Supply Area shall be subject to development plan and production plan approved from time to time.

During any Contract Year, Buyer shall be obliged to take and pay for Take or Pay Quantity, or pay for, if not taken, any shortfall in the quantity taken by Buyer compared to Take or Pay Quantity at Contract Price in effect at the end of that Contract Year.

There are penalties to be paid by Seller to Buyer in case the nominated quantities of gas are not supplied. However, in no event shall the Seller's liability for such default whether singly or cumulatively exceed the sum to be determined based on a formula that limits the liabilities to a maximum of six months contract value if the contract duration is seventeen years.

In the event of any inconsistency between the provisions of the Gas Supply Master Agreement and GSPA, the provisions of the Gas Supply Master Agreement shall prevail.

An Amendment Agreement has also been executed on January 27, 2006 between RIL and RNRL.

Words and expressions used above have the same meanings assigned to them in the GSMA or GSPA as the context may require.

Trade Mark Management Agreement and Non Competition Agreement with Reliance Industries Limited

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged, inter alia, the use of Brands and Trademarks and non compete arrangement between the Company, being one of the Resulting Companies, and RIL, the Demerged Company. Consequent to the above and pursuant to the Scheme, RIL was to inter alia enter into the following Agreements with the Company

- Trade Mark Management Agreement
- Non Competition Agreement

The Company was a wholly owned subsidiary of RIL upto the date of allotment of Shares in pursuance of the Scheme i.e. January 27, 2006. RIL had 2 of its representatives on the Board of the Company comprising 3 Directors, and thus had majority control

In terms of the Scheme, RIL was required to reconstitute the Board and hand over the control and management of the Company to Anil D. Ambani, after the Record Date i.e. 25th January 2006. However, the Board of the Company was reconstituted only on February 7, 2006, on which date the control and management of the Company was handed over to Anil D. Ambani.

RIL executed the above Agreements with the Company on 12th January 2006, (while the Company was still under RIL's control), with the approval of only RIL's nominees on the Board of the Company and despite specific dissent of the representative of Shri Anil D. Ambani at the Board meeting.

The above Agreements contain significant, fundamental and material deviations from the agreed position, which may adversely impact the interests of the Company and its shareholders. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly, violation of the understanding for creation, protection and promotion of Trade Marks and Brands may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders.

The reconstituted Board of the Company has decided to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

A summary of the material terms of these Agreements, which were executed while the Company was still under the control of RIL, and which as stated herein are subject to amendment, is given below:

Trademark Management Agreement

The Trademarks which are subject of the Trademark Management Agreement (TMA) dated January 12, 2006 between the RIL and the Company among others are RELIANCE WORD & RELIANCE logo being the visual or graphic presentation of the letter "R" with flame in the background (Trademarks).

The TMA acknowledges that all rights title and interest in and to the Trademarks shall vest in the Demerged Group (referred herein as "RIL") and the Resulting Group (referred herein as the "Resulting Companies") in relation to their respective businesses and they are entitled to enjoy such ownership rights.

With respect to any new business commenced by either of RIL or Resulting Companies (subject to non-compete), the group which commences the business first in point of time shall be entitled to use the Trademark in relation to such business, subject to certain conditions.

The TMA allows each of the Parties to co-brand the said Trademarks, to which it is entitled to, with a third party, subject to certain conditions.

Non Competition Agreement

Under the Non Competition Agreement ("NCA") dated January 12, 2006 executed between RIL and the Company among others, RIL and the Resulting Companies have agreed not to set up businesses, which would compete with the specified Existing Businesses and reserved business of the other group for a period of 10 years. NCA also incorporates a Right of First Refusal in case any group decides to sell any of its business(s).

The non-compete provision terminates if any business is sold by either RIL or the Resulting Companies to a third party.

Existing business(s) of the Resulting Companies pertaining to the Company comprise "Power".

Power includes generation, transmission and distribution and trading, from any fuel or processes.

RIL may produce power for the captive generation in relation to other RIL Group entities or as an activity which is incidental, necessary or required for any RIL Group business, businesses in areas of free competition or businesses not subject to any non-compete obligation. In such case of captive process, in case of there being any surplus power, the RIL Group shall be entitled to sell the same to a third party into the grid or to long term suppliers but only after first offering it to the Resulting Companies, in the manner and as per the conditions as set out in the agreement, for distribution and trading such surplus power. The Resulting Companies shall be entitled to verify that this exceptional condition of sale is only in relation to surplus power, as a result of the process of generation for captive purposes within the RIL Group, and a materiality test shall be applied to ensure that the RIL Group has not effectively entered into the business of power generation / distribution.

In existing / new locations of the RIL Group where power is generated out of surplus feed stock, or surplus gas arising out of non-exercise by Resulting Companies of the 40% option for purchase of gas, if such power is in excess of the requirements of the RIL Group, it shall be first be offered to the Resulting Companies to the extent of such excess, in such manner and as per the conditions as set out in the Section 6 of the agreement.

For removal of doubt the non-compete from RIL Group in favor of Resulting Companies shall include in its subject matter Engineering, Procurement, and/or Construction Contracts for the power sector.

The business reserved for Resulting Companies include distribution of city gas in Mumbai and Delhi.

The businesses reserved for RIL are (i) Petroleum & petroleum retail (ii) Petrochemical business, subject to the following exceptions:.

(a) Distribution of city gas in Mumbai and Delhi is exclusively for the Resulting Companies as set out above.

(b) Resulting Companies can, as part of their power business, have a captive fuel supply pipeline company which may be required for sourcing fuel in relation to power business. In case of excess capacity, the same may be sold by the Resulting Companies to third parties only after offering it first to RIL Group in the manner and as per the specified conditions.

(c) The Resulting Companies may "farm in" for entering into joint ventures/partnerships with gas producers or participate in a Government of India process for acquisition of gas/CBM fields for their gas to power and distribution of gas business. If there is surplus gas after meeting the needs of the Resulting Companies, there would be an effective first right of refusal given to the RIL Group prior to sale to third parties.

(d) Resulting Companies may enter into the petrochemical business for the limited purpose of generation of power. There shall be materiality test to ensure that the Resulting Companies have not effectively entered into the petrochemicals business other than for generation of power.

As stated above, the said Agreements do not correctly reflect the agreed position between our Company and RIL. The Company intends to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

MANAGEMENT

As per the Articles of Association of the Company, the Company shall not have less than 3 directors and not more than such number of directors as may be stipulated by the Companies Act for the time being in force.

As per the Articles of Association of the Company, so long as ADA Group is the largest shareholder of the Company, Anil D Ambani shall be the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company and would have a vote in event of a tie.

Anil D. Ambani is the Chairman of the Board and of the Company. ADA Group presently is the largest shareholder of the Company.

Board of Directors as on the date of the Information Memorandum:

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
1	Shri Anil D. Ambani Age: 46 years Designation: Chairman S/o Dhirubhai Ambani Address: 39, Sea Wind, Cuffe Parade, Mumbai 400 005. Occupation : Industrialist	Reliance Energy Limited Reliance Capital Limited Anil Dhirubhai Ambani Enterprises Limited Anil Dhirubhai Ambani Foundation Reliance Blue Magic Private Limited Anil Dhirubhai Ambani Ventures Private Limited Ambani Industries Private Limited Ambani Enterprises Private Limited Ambani International Private Limited AAA Enterprises Private Limited AAA International Capital Private Limited AAA Industries Private Limited AAA Consultancy Services Company Private Limited AAA Project Ventures Private Limited AAA Global Ventures Private Limited AAA Global Business Enterprises Private Limited AAA Business Machines Private Limited Reliance Business Management Private Limited Dhirubhai Ambani Enterprises Private Limited AAA Communication Private Limited ADAE Ventures Private Limited Reliance Enterprises and Ventures Private Limited ADA Enterprises and Ventures Private Limited Anadha Enterprise Private Limited Bhavan Mercantile Private Limited Panther Consultants Private Limited Reliance Infocomm Limited Reliance Communications Infrastructure Limited Reliance Telecom Limited Flag Telecom Group Limited - Foreign Co Indian School of Business Reliance Europe Limited Reliance Communication Ventures Limited Reliance Capital Ventures Limited Reliance Energy Ventures Limited

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
2	Shri S. L. Rao Age : 69 years Designation Director S/o V L Rao D1, Chartered Cottage 8, Lanford Road Bangalore 560 025 Occupation : Company Director	Reliance Energy Limited Reliance Energy Ventures Limited Global Trustcapital Finance Pvt. Limited Honeywell Automation India Limited (Formally Tata Honeywell Limited) Kanoria Chemicals & Industries Limited Rain Calcining Limited National Institute of Health and Family Welfare (A Section 25 Company The Institute of Social & Economic Change, Bangalore Member, Executive Committees Madras Craft Foundation. Member, National Committee,Aga Khan Foundation of India Member, Board of Governors,RIS Board of Governors of Indian Institute of Management, Lucknow
3	Shri J. L. Bajaj Age : 65 years Designation Director S/o Roshanlal Bajaj 184, Sector – 15A, Noida 201 301 Occupation : Company Director	ILFS Trust Company Limited
4	Shri Bakul Dholakia Age : 58 years Designation Director S/o Harshadrai Dholakia H. No. 503, IIM Campus, Indian Institute of Management Vastrapur, Ahmedabad 380 015 Occupation : Company Director	Oil and Natural Gas Corporation Limited Mahanagar Gas Limited Media Lab Asia Limited Ashima Dyecot Private Limited

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

The Board of the Company was reconstituted on February 7, 2006 whereby Anil D. Ambani, SL Rao, J.L. Bajaj and Bakul Dholakia have been appointed and Shri Sandeep Tandon, Shri Laxmidas Merchant and Shri J. P. Chalasani resigned as Directors of the Company. The control and management of the Company accordingly stands vested with Anil D. Ambani.

As per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

Brief Biography of the Directors.

Shri Anil D. Ambani

Shri Anil D. Ambani, the Chairman of the Company, is also the Chairman of Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Energy Ventures Limited, Reliance Capital Ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

S. L. Rao

S L Rao is a visiting fellow of The Energy Resources Institute (TERI), New Delhi and Ford Public Affairs (visiting) Fellow, Public Affairs Centre, Bangalore .He was the first Chairman of Central Electricity Regulatory Commission. He had earlier held membership of various institutional Boards of repute, including as Chairman of Board of Studies, Centre for Management Education, All India Management Association, Delhi.

J. L. Bajaj

J. L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Bakul Dholakia

Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), and a Member of National Productivity Council.

Compensation of managing Directors/ Whole time Directors

RNRL does not have any Managing Director or Whole Time Director.

Corporate Governance

The provisions of the listing agreement to be entered into with the Stock Exchanges with respect to corporate governance will be applicable to the Company immediately upon the listing of its Equity Shares on the Stock Exchanges. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement.

Shri Anil D. Ambani is the non-executive Chairman of the Board. The Board of the Company comprising four Directors has 2 Independent Directors. The Board has also constituted the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee as required under Clause 49 of the Listing Agreement as under:

Director	Category	Member of Audit Committee	Member of Shareholders/Investors' Grievance Committee	Member of Remuneration Committee
Anil D. Ambani	Non-executive & Non-independent	Yes	Yes	Yes
S. L. Rao	Non-executive & Independent	Yes	Yes	Yes
J. L. Bajaj	Non-executive & Independent	Yes	Yes	Yes
Bakul Dholakia	Non-executive & Independent	Yes	Yes	Yes

The role, powers, scope of functions and duties of the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956, Clause 49 of the Listing Agreement and the Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct.

The Status of the Company's compliance with the provisions of Clause 49 of the Listing Agreement is given below:

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
I. Board of Directors	491	YES
(A) Composition of Board	49 (IA)	YES
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES
II. Audit Committee	49 (II)	YES
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee	49 (IIB)	YES
(C) Powers of Audit Committee	49 (IIC)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	YES
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Disclosure of Accounting Treatment	49 (IV B)	YES
(C) Board Disclosures	49 (IV C)	YES
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES
(E) Remuneration of Directors	49 (IV E)	NA
(F) Management	49 (IV F)	YES
(G) Shareholders	49 (IV G)	YES
V. CEO/CFO Certification	49 (V)	YES
VI. Report on Corporate Governance	49 (VI)	YES
VII. Compliance	49 (VII)	YES

The Directors have no interest in the transactions of the Company, otherwise than as directors of the Company.

Change in Board of Directors since the Company's inception

Name of Director	Date of Appointment	Date of Resignation	Reasons
Surendra Pipara	March 24, 2000	August 10, 2005	Resigned
Vidya Dharra	March 24, 2000	December 29, 2003	Resigned
Sapna Chourasia	December 29, 2003	June 25, 2004	Resigned
Atul Kumar Tandon	June 25, 2004	June 24, 2005	Resigned
Ramesh Shenoy	June 24, 2005	July 27, 2005	Resigned
Hasit Shukla	June 24, 2005	July 27, 2005	Resigned
Ramesh Shenoy	July 27, 2005	August 10, 2005	Resigned
Hasit Shukla	July 27, 2005	August 10, 2005	Resigned
Sandeep Tandon	August 9, 2005	February 7, 2006	Resigned
Laxmidas Merchant	August 9, 2005	February 7, 2006	Resigned
J. P. Chalasani	August 9, 2005	February 7, 2006	Resigned
Anil D. Ambani	February 7, 2006	-	Appointed as Additional Director
S. L. Rao	February 7, 2006	-	Appointed as Additional Director
J. L. Bajaj	February 7, 2006	-	Appointed as Additional Director
Bakul Dholakia	February 7, 2006	-	Appointed as Additional Director

Date of expiration of current term of Office of Directors

Anil D. Ambani, S. L. Rao, J. L. Bajaj and Bakul Dholakia were appointed as Additional Directors on the Board of the Company and hold office upto the ensuing Annual General Meeting.

Shareholding of Directors

Name of Director	No of Shares held
Anil D. Ambani	18 59 271
S. L. Rao	100
J. L. Bajaj	20
Bakul Dholakia	1 260

Key Managerial Personnel

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Ashish Karyekar as the Manager, of the Company with effect from February 7, 2006. Ashish Karyekar is also the Dy. Company Secretary and Compliance Officer of the Company. Ashish Karyekar is commerce and law graduate, and an Associate Member of the Institute of Company Secretaries of India. Prior to his appointment as Manager of the Company, Ashish Karyekar was Company Secretary of Reliance Energy Generation Limited. Ms. Geeta Fulwadaya who was Secretarial and Compliance Officer of the Company resigned on February 7, 2006. Apart from the above, there are no changes in the Key Management Personnel of the Company.

Employees:

As on date, Company has no significant employee strength.

PROMOTERS

Before the Scheme becoming effective, the Company was a wholly owned subsidiary of RIL. Pursuant to the Scheme becoming effective, the Company has allotted equity shares to the shareholders of RIL, except Specified Shareholders, as defined in the Scheme. Further, in terms of Clause 16.2 of the Scheme of Arrangement, consequent to the allotment made on January 27, 2006, the shareholding of RIL in the Company has been cancelled. Currently, Anil D. Ambani, Tina A. Ambani, Kokila D. Ambani, Jai Anmol A. Ambani, Jai Anshul A. Ambani, AAA Global Business Enterprises Private Limited, Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited are presently the Promoters of the Company and Reliance Capital Limited and certain other companies forming part of the 'Group' who have / are in the process of transferring their shares to Anadha Enterprise Private Limited and/or Bhavan Mercantile Private Limited, are the Persons Acting in Concert with the Promoters.

Details of Promoters

Shri Anil D. Ambani, age 46 years, is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

The Voter id number of Anil D. Ambani is MT/04/019102277311 and driving license number is 85/C/26507

Smt. Tina A Ambani, age 46 years is wife of Anil D. Ambani. She pioneered the Harmony Show, which over last several years provided a strong platform for promoting Art. She is also actively involved in philanthropic and social service activities and has been instrumental in the launch of the Harmony an initiative for senior citizens. Her voter id number is MT/04/019/033774.

Smt. Kokila D. Ambani, age 71 years is wife of the Founder Chairman of the Reliance group Late Dhirubhai H. Ambani. She is a matriculate. Her voter id number is MT/04/019/033763. She does not have a driving license.

Jai Anmol A Ambani, age 14 years, and **Jai Anshul A Ambani**, age 10 years are students and act through their father and natural guardian Anil D. Ambani.

AAA Global Business Enterprises Private Limited (AGBPL)

Date of Incorporation:

AAA Global Business Enterprises Private Limited was incorporated on January 25, 2005.

Principal Business:

Except for acquiring 1,15,29,001 shares in RIL, AGBPL has not commenced any business activities. The Company has not completed its first year of operations, hence has not prepared Profit and Loss Account.

Shareholding Pattern of AGBPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoters holding	-	-
	Total	10,000	100.00

Board of Directors of AGBPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AGBPL

Rs. in Crores

Particulars	**January 12, 2005 to March 31, 2005**
Sales & Other Income	-
PAT	-
Equity Capital	0.01
Reserves	-
EPS(Rs.)	-
Book Value(Rs.)	-

Details of listing and Highest & Lowest market price during the preceding six months:

AAA Global Business Enterprises Private Limited is not listed

Anadha Enterprise Private Limited (AEPL)

AEPL was incorporated on June 23, 2005 and its principal business is Trading.

Shareholding Pattern of AEPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AEPL

Anil D. Ambani
Kokila D Ambani
Hasit Shukla

Financial Performance of AEPL

Rs. in Crores

Particulars	June 23, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	9.73

Details of listing and Highest & Lowest market price during the preceding six months:

AEPL is not listed.

Bhavan Mercantile Private Limited (BMPL)

BMPL was incorporated on June 27, 2005 and its principal business is Trading

Shareholding Pattern of BMPL as on December 31, 2005:

	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of BMPL

Anil D. Ambani
Kokila D. Ambani

Financial Performance of BMPL

Rs. in Crores

Particulars	**June 27, 2005 to December 31, 2005**
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	10.83

Details of listing and Highest & Lowest market price during the preceding six months:

BMPL is not listed.

We confirm that the Permanent Account Number, Bank Account Number, the Company Registration Numbers and the address of the Registrar of Companies where our Promoters are registered have been submitted to the Stock Exchange at the time of filing of the Information Memorandum.

Change of Control of the Company in terms of the Scheme of Arrangement

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani. Hence, Board of Directors of the Company and its committees would be reconstituted at a later date.

Further, as per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

The Board of the Company was reconstituted on February 7, 2006 and the control and management of the Company now stands vested with Anil D. Ambani. ADA Group is presently the largest Shareholder of the Company.

CURRENCY OF PRESENTATION

In this Information Memorandum all references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

DIVIDEND POLICY

There is no set dividend payment policy. Dividend is intended to be declared based on the quantum and availability of future profits and will be disbursed based on shareholder approval based on the recommendation of the Board of Directors.

We have not paid any dividends in the past.

FINANCIAL INFORMATION

Auditors' Report

The Board of Directors
Reliance Natural Resources Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Re: **Public listing of Reliance Natural Resources Limited (Formerly Known as Global Fuel Management Services Limited)**

Dear Sirs,

1. We have examined the financial information of Reliance Natural Resources Limited (Formerly Known as Global Fuel Management Services Limited) ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 23, 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 23, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The restated profit and loss of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guideline have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. Statement of Tax Shelter as appearing in the Annexure 7 to this report.

v. The Company does not have any outstanding balance of secured and unsecured loan, hence the information regarding analysis of outstanding secured and unsecured loans in accordance with paragraph 6.10.2.6 and 6.10.2.7(h) respectively of the SEBI Guideline have not been disclosed.

vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guideline have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pathak H.D. & Associates
Chartered Accountants

Parag D. Mehta
Partner
Membership No.: 113904

Mumbai: January 27, 2006

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	2004	2003	2002	2001
A	**Fixed Asset**						
	Gross Block	4,709,147,531					
	Less: Depreciation	741,288,734					
	Net Block	3,967,858,797					
B	**Investments**	567,000	95,000	95,000	82,000	82,000	
C	**Deferred tax asset**	14,766,852					
D	**Current Assets, Loans and Advances**						
	Cash and Bank balances	380,488	19,232	7,178	16,640	11,990	4,033
	Loans and Advances	2,119,736,875					
	Total	2,120,117,363	19,232	7,178	16,640	11,990	4,033
E	**Liabilities and Provisions**						
	Unsecured loan		51,000	31,000			
	Current Liabilities and Provisions	16,296,366	6,612	6,480	26,480	12,600	13,285
	Total	16,296,366	57,612	37,480	26,480	12,600	13,285
F	Net Worth (A+B+C+D-E)	6,087,013,646	56,620	64,698	72,160	81,390	(9,252)
G	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	100,000	100,000	100,000	100,000	2,000
	Share capital – pending allotment	6,115,652,110					
	Less Accumulated losses	(29,138,464)	(43,380)	(34,522)	(26,263)	(16,236)	(8,081)
	Total	6,087,013,646	56,620	65,478	73,737	83,764	(6,081)
	Less:						
H	Miscellaneous Expenditure to the extent not written off or adjusted			780	1,577	2,374	3,171
I	Net Worth (G-H)	6,087,013,646	56,620	64,698	72,160	81,390	(9,252)

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 2

STATEMENT OF PROFIT AND LOSS AS RESTATED

Amount in Rupees

	Particulars	For the Period ended on December 31, 2005	For the Year / Period ended on March 31,				
			2,005	2,004	2,003	2,002	2,001
A	**Income**						
	Profit on sale of assets	8,688					
	Total	8,688					
B	**Expenditure**						
	Depreciation	39,891,837					
	Rates and taxes	384,289					
	Helicopter expenses	803,816					
	Vehicle expenses	2,616,251					
	Audit fees (incl. Service tax)	165,300	6,612	6,480	6,480	6,300	6,300
	General expenses	9,131	1,466	982	2,750	1,058	967
	Misc. expenditure written off	-	780	797	797	797	814
	Total	43,870,624	8,858	8,259	10,027	8,155	8,081
C	Net Profit before tax (A-B)	(43,861,936)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
	Less:						
	Provision for tax – deferred	14,766,852					
D	Net Profit after Tax	(29,095,084)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
E	Balance brought forward from last year	(43,380)	(34,522)	(26,263)	(16,236)	(8,081)	
F	Balance carried to Balance sheet (D+E)	(29,138,464)	(43,380)	(34,522)	(26,263)	(16,236)	(8,081)

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 3

CASH FLOW STATEMENT AS RESTATED

Amount in Rupees

	Particulars	Period ended on	Year / Period ended on				
		December 31, 2005 *	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Cash Flow from Operating Activities**						
	Net Profit /(loss) before tax as per Profit and Loss account	(43,861,936)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
	Adjusted for:						
	Depreciation	39,891,837					
	Profit on sale of assets	(8,688)					
	Preliminary expenses written off	-	780	797	797	797	814
	Operating Profit/(Loss) before working capital changes	(3,978,787)	(8,078)	(7,462)	(9,230)	(7,358)	(7,267)
	Adjusted for						
	Trade payables	16,289,754	132	(20,000)	13,880	(685)	13,285
	Net Cash used in operating activities	**12,310,967**	(7,946)	(27,462)	**4,650**	**(8,043)**	**6,018**
B	**Cash flow from Investing Activities**						
	Preliminary expenditure						(3,985)
	Sale of asset	144,339					
	Purchase of investment	(12,471,050)		(13,000)		(82,000)	
	Sale of investments	28,000					
	Net cash used in investment activities	(12,298,711)		**(13,000)**		**(82,000)**	**(3,985)**
C	**Cash flow from financing Activities**						
	Proceeds from Share Capital	400,000				98,000	2,000
	Long term borrowings		20,000	31,000			
	Repayment of long term borrowings	(51,000)					
	Net cash generated from financing activities	349,000	**20,000**	**31,000**		**98,000**	**2,000**
	Net Increase in Cash and Cash equivalents (A + B + C)	361,256	**12,054**	**(9,462)**	4,650	7,957	**4,033**
	Opening Balance of Cash and Cash equivalents	19,232	7,178	16,640	11,990	4,033	
	Closing Balance of Cash and Cash equivalents	380,488	19,232	7,178	16,640	11,990	4,033

*. Transaction arising out of scheme of demerger, as stated to Note 3 of Annexure 4 is a non cash transaction and not considered in the above cash flow workings.

ANNEXURE – 4

NOTES TO RESTATED ASSETS AND LIABILITIES, PROFIT AND LOSS ACCOUNT AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31,2005

1. **Significant accounting policies**

a. Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Fixed assets

Fixed assets are stated at Cost net of MODVAT / CENVAT less accumulated depreciation and impairment loss, if any.

c. Depreciation

Depreciation on fixed assets has been provided on the basis of written down value as on the appointed date at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

d. Impairment of Assets:

An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

e. Investments

Current investments are carried at lower of cost or net realizable value. Long term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

f. Taxation

Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is a reasonable certainty of their realization. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is virtual certainty of their realization supported by convincing evidence.

g. Pre-operative Expenditure

All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which would be capitalised/written off on commencement of business.

2. The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 9th August 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3. In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9th December 2005 and same has been filed with Registrar of Companies on 21st December 2005 and the appointed date as per the Scheme is September 1, 2005.

As per the said Scheme:

a. All the properties, investments, assets and liabilities relatable to 'Gas based Energy undertaking' of RIL will stand transferred and vested in the Company on a going concern basis.

b. The said transfer has been affected at the values appearing in the books of RIL as at 31st August 2005 and recorded as such in book of accounts of the company. The book value of assets over liabilities as on that date aggregates to Rs. 2,967,723,254.

c. In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs. 6,115,652,110 is disclosed as 'Share Capital – pending allotment'. Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500, 000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL.

d. Deficit of net assets so recorded; over the amount of share capital to be issued amounting to Rs. 3,147,928,856 is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as 'Goodwill'.

4. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai name of the company has been changed as under:

Certificate Dated	Change of name particulars
25-07-2005	From "Reliance Wattage Private Limited" to "Reliance Wattage Limited"
03-08-2005	From "Reliance Wattage Limited" to "Reliance Fuel Management Limited"
10-08-2005	From Reliance Fuel Management Limited" to "Global Fuel Management Services Limited"
09-01-2006	From "Global Fuel Management Services Limited" to "Reliance Natural Resources Limited"

5. Related Party disclosures

a. Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005	Holding company
Reliance Patalganga Power Limited *	w.e.f. 21.12.2005	Subsidiary companies
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Thermal Energy limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	

* The Company was fellow subsidiary during the period 09.08.2005 to 21.12.2005

b. Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period

Nature of transaction (Excluding reimbursements)	Name of the Party	Opening Balance as on 01.04.2005 Rs	Acquired on Demerger Rs	Transaction During the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to equity share capital	Mr. Anil D. Ambani	-	-	400,000	-
Equity Share Capital (As Holding Company)	Reliance Industries Limited	-	-	-	500,000
Investments - Equity Share	Reliance Patalganga Power Limited	-	500,000	-	500,000
Interest free Loans / Advances	Reliance Ventures Limited	-	2,177,500,000	(180,630,543)	1,996,869,457
	Reliance Patalganga Power Limited	-	122,867,418	-	122,867,418
Other current liabilities (reimbursements)	Reliance Industries Limited	-	-	16,131,066	16,131,066

6. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

7. In terms of Accounting Standards (AS) 22, "Taxes on Income" the Company has provided deferred tax asset of Rs. 14,766,852. Details are as under:

Particulars	Timing differences arising during the period Rupees	As at 31-12-2005 Rupees
Deferred Tax Asset		
On account of Depreciation	1,714,376	1,714,376
Unabsorbed tax losses	13,052,477	13,052,477
Deferred Tax Asset	14,766,852	14,766,852

Deferred tax asset is recognized, as the management believes that there is a virtual certainty as to its realisation against future taxable profit.

8. Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the industries (Development and Regulation) Act, 1951.

9. In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	For the period ended December 31, 2005	For the period / year ended on March 31,				
			2,005	2,004	2,003	2,002	2,001
1	**Earnings per share**						
	Net Loss after Tax (Rs)	(29,095,084)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
	Weighted average number of equity shares (Refer note 1)	66,546	20,000	20,000	20,000	20,000	400
	Earnings per share (Rs) Basic and Diluted	**(437.22)** (Refer note below)	**(0.44)**	**(0.41)**	**(0.50)**	**(0.41)**	**(20.20)**
2	**Return on Net Worth**						
	Net Loss after Tax	(29,095,084)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
	Net Worth	6,087,013,646	56,620	64,698	72,160	81,390	(9,252)
	Return on Net Worth (%)	(0.48)	(15.64)	(12.77)	(13.90)	(10.02)	(87.34)
3	**Net Asset Value**						
	Net Assets (Rs)	6,087,013,646	56,620	64,698	72,160	81,390	(9,252)
	No. Of Shares (Refer note 1)	100,000	20,000	20,000	20,000	20,000	400
	Net Asset Value per share (Rs)	60,870.14	2.83	3.23	3.61	4.07	(23.13)

Notes

1) During the period ended December 31, 2005, the Company has split its equity shares from Rs10 per share to Rs.5 per share. Accordingly, the number of shares is increased for all reported periods based on per share face value of Rs.5 each. The Earnings per share and Net asset value is accordingly calculated based on face value of Rs.5 per share.

2) The effect of weighted average number of equity shares to be issued pursuant to the scheme of arrangement excluding shares to be cancelled on allotment is anti dilutive in nature and hence basic and diluted earnings per share remains the same.

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue (Refer note below)
A	**Borrowing:**		
	Short Term debt		
	Long Term debt		
	Total Debt		
B	**Shareholders Funds:**		
	Equity share capital	500,000	6,115,652,110
	Share capital – pending allotment	6,115,652,110	-
	Reserves and surplus	-	500,000
	Less: Profit and loss account	(29,138,464)	(29,138,464)
	Total	6,087,013,646	**6,087,013,646**
	Debt – Equity Ratio (A/B)	-	-

Note:

As per the scheme of arrangement, in consideration of demerger of Gas based energy undertaking, the Company would issue and allot the shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity shares of face value of Rs.5 each fully paid up in the Company for every one equity shares of Rs.10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital, which is pending allotment as at December 31, 2005, is considered as share capital pending allotment and included in preissue shareholders funds. The post issue debt equity ratio is as adjusted at December 31, 2005 for allotment of these shares amounting to Rs.6115652110 and cancellation of current share capital of the Company of Rs.500000, which shall stand, cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post issue reserves and surplus.

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 7

STATEMENT OF TAX SHELTERS

Amount in Rupees

Particulars	For the period ended December 31, 2005	For the year / period ended				
		March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Profit/(loss) before current and deferred taxes, as restated	(43,861,936)	(8,858)	(8,259)	(10,027)	(8,155)	(8,081)
Tax rate, %						
-- Normal	33.66	36.59	35.88	36.75	35.70	39.55
-- MAT	8.42	7.84	7.69	7.88	7.65	8.48
Tax impact at applicable tax rate on restated profits (A)	(14,763,928)					
Adjustments						
Temporary differences						
Difference between book base and tax base of fixed assets	8,739,826					
Tax losses	35,122,110					
Adjustment (B)	43,861,936					
Tax saving thereon (C)	14,763,928					
Net tax payable (A+C)	-					

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	For the period ended 'December 31, 2005		For the period / year ended March, 31, 2005		March, 31, 2004		March, 31, 2003		March, 31, 2002		March, 31, 2001	
Unquoted												
In Equity Shares of subsidiary company, fully paid up												
Reliance Patalganga Power Limited of Rs.10 each		500,000										
In Equity Shares, fully paid up												
Reliance Broadband Network Private Limited of Rs.10 each	14,000		14,000		14,000		13,000		13,000			
Reliance Coverage Communication Private Limited of Rs.10 each	15,000		15,000		15,000		14,000		14,000			
Reliance Energy Service Private Limited of Rs.10 each	19,000		19,000		19,000		13,000		13,000			
Reliance Energia Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000			
Reliance Energy Ventures Private Limited of Rs. 10 each	-		14,000		14,000		14,000		14,000			
Reliance Petroleum Private Limited of Rs.10 each	-		14,000		14,000		14,000		14,000			
		67,000		95,000		95,000		82,000		82,000		-
Total		567,000		95,000		95,000		82,000		82,000		-

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	For the period ended December 31, 2005	For the year / period ended March 31,				
		2005	2004	2003	2002	2001
Loans to subsidiary companies	122,867,418					
Advances recoverable in cash or in kind or for value to be received	1,996,869,457					
Total	2,119,736,875					
Above amount includes balances with following related party						
Reliance Patalganga Power Limited	122,867,418					
Reliance Ventures Limited	1,996,869,457					
Total	2,119,736,875					

Auditors' Report

The Board of Directors
Reliance Patalganga Power Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Reliance Patalganga Power Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of Equity shares of Reliance Natural Resources Limited.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a) The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b) The Statement of Pre-operative Expenditure of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c) The restated cash flows of the Company for the financial year ended March 31, 2005 and for the period ended December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the aforesaid listing of the equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Jayeshkumar Shah & Co.
Chartered Accountants

Jayesh Shah
Proprietor
Membership No.: 34581

Mumbai: January 27, 2006

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	AS AT December 31, 2005	As at March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	Fixed Assets						
	Gross Block	115,015	115,015	115,015	115,015	115,015	115,015
	Less: Depreciation	41,008	35,523	28,243	20,963	13,683	6,403
	Net Block	74,007	79,492	86,772	94,052	101,332	108,612
	Capital work-in-progress	135,410,232	137,584,692	137,640,483	137,663,662	125,039,793	112,731,567
		135,484,239	137,664,184	137,727,255	137,757,714	125,141,125	112,840,179
B	Investments	34,000	78,000	68,000	85,000	-	-
C	Current Assets, Loans and Advances						
	Current Assets						
	Cash and Bank balances	2,267,190	2,527,086	2,562,404	2,419,797	2,337,276	2,473,918
	Loans and Advances	366,841	164,099	69,480	123,265	181,141	147,250
	Total	2,634,031	2,691,185	2,631,884	2,543,062	2,518,417	2,621,168
D	*Current liabilities and Provisions*						
	Unsecured loan	122,867,418	122,867,417	122,867,417	120,467,417	108,320,884	96,236,208
	Current liabilities and Provisions	14,784,425	17,065,525	17,060,015	19,419,515	19,336,178	19,223,523
	Total	137,651,843	139,932,942	139,927,432	139,886,932	127,657,062	115,459,731
E	Net worth (A+B+C-D)	500,427	500,427	499,707	498,844	2,480	1,616
F	Represented by:						
	Paid-up share capital						
	- Equity share capital	500,000	500,000	500,000	500,000	4,500	4,500
	Reserves and surplus	427	427	427	427	427	427
	Total	500,427	500,427	500,427	500,427	4,927	4,927
G	Less: Miscellaneous expenditure to the extent not written off or adjusted			720	1,583	2,447	3,311
H	Net Worth (F-G)	500,427	500,427	499,707	498,844	2,480	1,616

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 2

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount in Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on				
			March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	Opening Balance	137,584,692	137,640,483	137,663,662	125,039,792	112,731,567	45,226,015
	Add:						
B							
	Expenditure incurred during the year						
	Traveling expenses						630,638
	Salaries & welfare exps						5,117,094
	Vehicle expenses						453,109
	Depreciation	5,485	7,280	7,280	7,280	7,280	6,403
	Payment to auditors	5,510	5,510	5,400	5,400	5,250	5,500
	Professional fees					1,042,675	7,262,000
	Water charges				94,657	250,263	86,722
	External water supply					210,000	948,945
	Fees for study/clearance				1,367,500		2,561,207
	Legal fees						7,500
	Repairs & Maintenance						27,359
	Interest – others				11,388,017	10,973,211	9,362,412
	Income tax	24,300	18,441	64,610	-75,000	-30	75,000
	Vehicle hire charges						268,282
	Documentation expenses						71,408
	Miscellaneous expenses	3,433	779	3,311	2,462	24,328	503,245
	Miscellaneous exp w/off	-	720	864	864	864	864
	Total	38,728	32,730	81,465	12,791,180	12,513,841	27,387,688
C	Sub Total (A+B)	137,623,420	137,673,213	137,745,127	137,830,972	125,245,408	72,613,703
D	Less: Interest and other income	72,188	88,521	104,644	167,310	205,616	187,948
E	(C-D)	137,551,232	137,584,692	137,640,483	137,663,662	125,039,792	72,425,755
F	Add: Advance against capital exp.	-2,141,000	-	-	-	-	40,305,812
G	Closing balance (E+F)	135,410,232	137,584,692	137,640,483	137,663,662	125,039,792	112,731,567

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 3

CASH FLOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Cash Flow from Operating Activities**						
	Trade receivables	9,002	-17,327	54,133	-40,032	7,426	-25,151
	Trade payables	-2,305,400	5,510	-2,359,500	5,378	-145,486	6,564,552
	Cash generated from operations	-2,296,398	-11,817	-2,305,367	-34,654	-138,060	6,539,401
	Taxes paid	-31,744	-77,292	-48,674	97,768	69,341	-67,624
	Net Cash used in operating activities	-2,328,142	-89,109	-2,354,041	63,114	-68,719	6,471,777
B	**Cash from investing activities**						
	Addition in Capital work-in-progress	2,174,460	55,791	23,179	-12,623,718	-12,300,949	-67,505,551
	Adjusted for:						
	Depreciation	5,485	7,280	7,280	7,280	7,280	6,403
	Interest paid				11,388,016	10,973,211	9,362,412
	Income tax	24,300		48,325	-75,000	-30	75,000
	Miscellaneous exp w/off		720	864	864	864	864
		2,204,245	63,791	79,648	-1,302,558	-1,319,624	-58,060,872
	Purchase of asset						-115,015
	Purchase of Investments		-10,000		-85,000		
	Sale of Investments	44,000		17,000			
	Net Cash generated from investing activities	2,248,245	53,791	96,648	-1,387,558	-1,319,624	-58,175,887
C	**Cash flow from financing Activities**						
	Proceeds from share capital				495,500		
	Loans given	-180,000					
	Long term borrowings			2,400,000	3,150,000	3,850,000	55,985,000
	Long term borrowings repaid					-500,000	-1,065,000
	Interest paid				-2,238,535	-2,098,299	-1,410,763
	Net Cash generated from financing activities	-180,000		2,400,000	1,406,965	1,251,701	53,509,237
	Net Increase/(Decrease) in Cash and Cash equivalents	-259,897	-35,318	142,607	82,521	-136,642	1,805,127
	Opening Balance of Cash and Cash equivalents	2,527,086	2,562,404	2,419,797	2,337,276	2,473,918	668,791
	Closing Balance of Cash and Cash equivalents	2,267,189	2,527,086	2,562,404	2,419,797	2,337,276	2,473,918

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1) Significant Accounting Policies

a) General

i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

ii) The Company follows mercantile system of accounting and recognises income and expenditure on accrual basis.

b) Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are know/materialised.

c) Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and impairment loss.

d) Depreciation

Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

e) Borrowing Cost

Borrowing costs that re attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use.

f) Investments

Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long term investments are stated at cost. Provisions for diminution in the value of long-term investments are made only if such a decline is other than temporary in the opinion of the management.

g) Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognised but are disclosed in the notes. Contingent assets are neither recognised nor disclosed in the financial statements.

h) Impairments of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is changed to Profit and Loss account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

i) Provision for Current and Deferred Tax

Provision for Current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognised using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognised only to the extent there is sufficient certainty with respect to reversal of the same in future years as a matter of prudence.

j) Pre-operative expenses

All Expenditure including finance cost during construction / implementation of project are included under Capital work in progress and to be allocated to the fixed assets on commencement of commercial operations.

2) All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August 2005, pursuant to which the Company has become wholly owned subsidiary of RIL and further the Company has become wholly owned subsidiary of Reliance Natural Resources Limited w.e.f. 21st December, 2005

3) As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

4) There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5) In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has deferred tax assets. However, as a matter of prudence, deferred tax assets have not been recognised.

6) Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Natural Resources Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005 to 21.12.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Reliance Thermal Energy Limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end for the period

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Equity Share Capital (As Holding Company)	Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	-	-	500,000
Unsecured loan	Reliance Industries Limited	122,867,417	-	122,867,417
Current liabilities	Reliance Power Limited	17,015,082	(2,300,000)	14,715,082
Investments	Reliance Thermal Energy Limited	17,000	(17,000)	-
	Jayamkondam Power Limited	27,000	(27,000)	-
Loan given	Reliance Thermal Energy Limited	-	180,000	180,000
Sale of Investments	Reliance Industries Limited	-	44,000	-

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	*For the period* ended December 31, 2005	***For the year ended on*** March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
1	**Earnings per Share**	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
	Profit after tax (Rupees)						
	No. Of shares						
	Earnings per Share (Rupees)						
2	**Return on Net Worth**	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
	Profit after tax						
	Net worth						
	Return on Net Worth (%)						
3	**Net Asset Value**						
	Net Assets (Rupees)	500,427	500,427	499,707	498,844	2,480	1,616
	No. Of shares	50,000	50,000	50,000	50,000	450	450
	Net Asset Value per share (Rupees)	10.01	10.01	9.99	9.98	5.51	3.59

Note: - Since the business of the Company is still in the pre-operative stage, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt		
	Long Term Debt	122,867,418	122,867,418
	Total Debt	122,867,418	122,867,418
B	Shareholders Fund:		
	Equity share capital	500,000	500,000
	Reserves and surplus	427	427
	Total	500,427	500,427
	Debt - Equity ratio (A/B)	245.53	245.53

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount in Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	SECURED LOAN						
B	UNSECURED LOAN						
	From a body corporate	97,950,000	97,950,000	97,950,000	95,550,000	92,400,000	89,050,000
	Interest accrued and due	24,917,417	24,917,417	24,917,417	24,917,417	15,920,884	7,186,208
	Total	122,867,417	122,867,417	122,867,417	120,467,417	108,320,884	96,236,208

Above referred unsecured loan is received from Reliance Industries Limited

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	As at December 31,2005	As at March 31,2005	As at March 31,2004	As at March 31,2003	As at March 31,2002	As at March 31,2001
In Equity Shares - Unquoted, Fully Paid Up						
Reliance Delhi Power Private Limited				17,000		
Reliance Jamnagar Power Private Limited	17,000	17,000	17,000	17,000		
Reliance Thermal Energy Limited		17,000	17,000	17,000		
Jayamkondam Power Limited		27,000	17,000	17,000		
Reliance Bhavnagar Power Private Limited	17,000	17,000	17,000	17,000		
Total	34,000	78,000	68,000	85,000	-	-

RELIANCE PATALGANAGA POWER LIMITED

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
	Advance tax payment	167,542	135,798	58,506	58,158		
	Advances recoverable in cash or in kind or value to be received	199,299	28,301	10,974	65,107	181,141	147,250
	Total	**366,841**	**164,099**	69,480	**123,265**	181,141	**147,250**

GROUP COMPANIES FINANCIAL AND OTHER INFORMATION

The details of the listed companies and other Resulting Companies in the group are as under:

1. Reliance Energy Limited (REL)

Date of Incorporation:

REL was incorporated on October 1, 1929.

Principal Business:

REL is India's leading integrated power utility company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh

Shareholding Pattern of REL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
	Total	201,904,251	100.00

Board of Directors of REL:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL

Rs in Crores

Particulars	**2002-03**	**2003-04**	**2004-05**	**April 1, 2005 to December 31, 2005***
Sales & Other Income	2,759.29	3,582.70	4,592.55	3,383.43
PAT	162.33	367.08	520.14	480.47
Equity Capital	137.83	175.26	185.61	201.94
Reserves	2,425.67	4,935.71	5,586.27	NA
EPS(Rs.)	8.85	25.86	28.06	24.30
Book Value(Rs.)	186.13	291.79	310.32	NA

*As per the un-audited financial results published by REL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited GDR's of the company are listed at London Stock Exchange.

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.40	573.00
January 2006	700.60	585.20

Promise v/s Performance

In December 1993 REL made a public issue of 25,269,000 - 15% Secured Fully Convertible Debentures of Rs. 70 each, each of which was converted into one equity share of Rs. 10 each, at a premium of Rs. 60 each, for cash at par, aggregating to Rs. 1176.9 crores. REL simultaneously also made a rights issue of 28,851,760 fully convertible debentures of Rs. 60 each, each of which was converted into one equity share of Rs. 10 each at a premium of Rs. 50 each.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

Rs. in Crores

Year ended March 31,	1993-94		1994-95		1995-96	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	920.61	1008.78	1046.49	1214.39	1138.07	1584.85
Profit After Tax	81.87	70.84	127.93	146.66	137.06	173.47
Earning per Share (Rs.)	14.19	12.28	11.44	13.13	12.26	15.00

1993-94: The variation between the projected and actual figures is attributable to the Provision for Taxation, which in projected financials was Nil while Actual was Rs.49.60 crores.

The performance in 1994-95 and 1995-96, were higher than those projected, due to the benefits accrued as a result of the commissioning of the Company's Power Station at Dahanu.

Recent equity issue:

REL on July 21, 2005 had allotted 4,184,000 equity shares at the rate of Rs. 573 per equity shares (including a premium of Rs. 563) to a corporate body and five foreign institutional investors. REL on August 2, 2005 had also allotted 2,58,16,000 warrants at Rs. 573 per warrant (including a premium of Rs. 563) to AAA Project Ventures Private Limited. Each warrant when fully paid is entitled to one equity shares of REL.

2. **Reliance Capital Limited (RCL)**

Date of Incorporation:

RCL was incorporated on March 5, 1986

Principal Business:

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under Section 45-IA of the Reserve Bank of India Act, 1934.

Shareholding Pattern of RCL as on December 31, 2005:

Sr.	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,04,225	60.33
B	Non Promoters holding	8,22,62,020	39.67
	Total	207,366,245	100.00

Board of Directors of RCL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance of RCL

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS (Rs.)	8.06	8.31	8.31	14.66
Book Value (Rs.)	104.97	109.96	112.95	N.A

*As per the un-audited financial results published by RCL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Promise v/s Performance:

In January 1995, RCL made a public issue of 42,857,200 equity shares of Rs. 10 each for cash at premium of Rs. 130 per share aggregating Rs. 600 crores.

In January 1995, RCL made a rights issue of 14,229,500 equity shares of Rs. 10 each for cash at premium of Rs. 40 per share aggregating Rs. 71.1 crores.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

(Rs. in Crores)

Year ended March 31,	1995		1996		1997	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	107.00	106.57	398.00	217.55	537.00	222.86
Profit After Tax	46.00	46.37	119.00	110.92	138.00	101.51
Earning per Share (Rs.)	7.80	7.42	9.40	9.28	10.90	8.19
Dividend (%)	22	24	25	27	25	28

a) 1994-1995: There was no material variation between the projected and actual figures in this period.

b) 1995-1996: The variation between the projected and actual figures is attributable to tight money conditions impacting resource mobilization and depressed capital markets.

c) 1996-1997: The variation between the projected and actual figures is attributable to the continuing depressed conditions in the capital markets which affected resource mobilization and the overall volume of business; higher provisioning and write offs; and incidence of corporate tax consequent upon legislative amendments.

3. Adlabs Films Limited (Adlabs)

Date of Incorporation:

Adlabs was incorporated on November 30, 1987.

Principal Business:

Adlabs is engaged in the business of production, processing, exhibition, and overseas distribution of films.

Adlabs has processing facilities in Mumbai for, amongst other things, the processing of raw exposed films, color correction, editing and coping. Adlabs has invested in front-end processing laboratories in Chennai and Kolkata to cater to regional films. Adlabs' multiplex cinema division now operates 24 cinema screens in 6 multiplex complexes : one multiplex is wholly-owned, three are 50 : 50 joint ventures, and balance two are leased properties. Adlabs' through its wholly-owned subsidiary Entertainment One (India) Limited produces / co-produces, invests in and markets Indian-made feature films internationally.

On 24 May 2005 Adlabs made a preferential issue of 35 lakh equity shares of Rs. 5 each at a price of Rs. 150 per share to foreign institutional investors. On 8 August 2005, Adlabs issued on preferential basis 1,10,00,000 equity shares and 38,00,000 warrants to Reliance Land Private Limited.

Shareholding Pattern of Adlabs as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	1,80,55,000	50.15
B.	Non Promoters holding	1,79,45,750	49.85
	Total	3,60,00,750	100.00

Board of Directors of Adlabs

Manmohan Shetty	Chairman and Managing Director
Pooja Shetty	Executive Director
Berjis Desai	Non-executive Director
Karan Johar	Non-executive Director
Gautam Doshi	Non-executive Director
Shripal Morakhia	Non-executive Director

Financial Performance of Adlabs

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	78.05	78.91	87.56	69.79
PAT	16.65	17.64	20.67	18.92
Equity Capital	10.75	10.75	10.75	18.00
Reserves	82.52	94.09	106.55	N.A.
EPS(Rs.)	7.75	8.21	9.61	6.28
Book Value(Rs.)	43.38	48.76	54.56	N.A.

*As per the un-audited financial results published by Adlabs for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of Adlabs are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of Adlabs at NSE

Month	High (Rs)	Low (Rs)
August 2005	379.0	293.0
September 2005	364.7	276.2
October 2005	323.4	250.0
November 2005	337.5	270.2
December 2005	392.0	316.2
January 2006	374.9	324.5

Promise v/s Performance

In December 2000, Adlabs made an initial public offering of 44 lakh equity shares of Rs. 5 each at a premium of Rs. 115/- per share amounting to Rs. 52.8 crores. The proceeds of the issue were used to establish the IMAX dome theatre and a 4-screen, 1,314 seat multiplex cinema in Mumbai and to upgrade its film processing facilities. IMAX dome theatre scheduled to be established in December 2000 was established in March 2001.

Reliance Capital Ventures Limited (RCAPVL)

Date of Incorporation:
RCAPVL was incorporated on January 17, 2005.

Principal Business:

Pursuant to the Scheme, the RCAPVL stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of RCAPVL.

Shareholding Pattern of RCAPVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCAPVL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Non-executive Director
S. P. Talwar	Non-executive Director
Rajendra P. Chitale	Non-executive Director

Financial Performance of RCAPVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	(254,088)
Equity Capital	1,00,000	5,00,000
Share Capital – pending allotment	-	12,23,13,04,220
Reserves	-	(2,54,088)
EPS(Rs.)	N.A.	(7.64)
Book Value(Rs.)	N.A.	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCAPVL have been listed and/or admitted to trading on BSE and NSE with effect from February 21, 2006. The high and low prices of RCAPVL since commencement of trading are as under:

Date	High (Rs)	Low (Rs)
February 21, 2006	24.85	21.95
February 22, 2006	23.15	22.40
February 23, 2006	24.25	23.00

Promise v/s Performance

RCAPVL has not made any public issue.

Reliance Energy Ventures Limited (REVL)

Date of Incorporation:

REVL was incorporated on July 3, 2000.

Principal Business:

Pursuant to the scheme, REVL is vested with the Coal Based Energy Undertaking, comprising, inter-alia equity shares in the operating companies viz. 9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the REVL's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of REVL.

Shareholding Pattern of REVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of REVL

Anil D. Ambani	Chairman
Satish Seth	Non-executive Director
S L Rao	Non-executive Director
V R Galkar	Non-executive Director

Financial Performance of REVL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	-
PAT	(10,086)	(8,750)	(9,084)	(215,097)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				12,231,304,220
Reserves	(27,068)	(35,818)	(44,902)	16,978,761,708
EPS(Rs.)	(1.01)	(0.88)	(0.91)	(6.46)
Book Value(Rs.)	7.29	6.42	5.50	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of REVL have been approved to be listed and/or admitted to trading on BSE and NSE with effect from February 24, 2006. As on the date of this Information Memorandum, REVL's Shares have no trading history.

Promise v/s Performance

REVL has not made any public issue.

Reliance Communication Ventures Limited (RCoVL)

Date of Incorporation:

RCoVL was incorporated on July 15, 2004.

Principal Business:

Pursuant to the scheme, RCoVL has been vested with the Telecommunication Undertaking, comprising inter-alia equity shares in the operating companies viz. 900,000,000 equity shares of Re. 1 each, constituting 45.00% of the paid up capital, of Reliance Communications Infrastructure Limited, 3,192,585,350 equity shares of Re. 1 each, constituting 45.34% of the paid up capital,of Reliance Infocomm Limited, 7,095,130 equity shares of Rs. 10 each , constituting 35.60% of the paid up capital, and 45,000,000 preference shares of Re. 1 each of Reliance Telecom Limited and 69,524 equity sharesof US $ 0.05 each, constituting 3.98% of the paid up capital of World Tel Holding Limited (Bermuda). Therefore the RCoVL's main source of income will be the return from its investments in these companies. None of these companies is a subsidiary of the RCoVL.

Shareholding Pattern of RCoVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCoVL

Anil D. Ambani	Chairman
Prof. J Ramachandran	Non-executive Director
S P Talwar	Non-executive Director

Financial Performance of RCoVL

Rupees

Particulars	2004-05	**April 1, 2005 to December 31, 2005**
Sales & Other Income	-	-
PAT	-	-
Equity Capital	100,000	500,000
Share Capital – pending allotment	-	6,115,652,110
Reserves	-	147,83,42,66,930
EPS(Rs.)	-	849.62
Book Value(Rs.)	-	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCoVL shall be listed and/or admitted to trading on BSE and NSE. RCoVL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RCoVL has not made any public issue.

Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

The details of the above Companies, including their financials and material litigation and defaults, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

MANAGEMENT DISCUSSION & ANALYSIS

Reliance Natural Resources Limited was originally incorporated on March 24, 2000 under the Companies Act, 1956 as Reliance Platforms Communications.com Private Limited. The name of the Company was thereafter changed to Reliance Energy Private Limited on January 3, 2003; Reliance Wattage Private Limited on January 16, 2003 and the status of the Company was changed to public limited company on July 25, 2005. The name of the Company was thereafter changed to Reliance Fuel Management Limited on August 3, 2005; Global Fuel Management Services Limited on August 10, 2005; Reliance Natural Resources Limited on January 9, 2006.

Pursuant to the Scheme, the Gas Based Energy Undertaking of RIL comprising inter-alia 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, stands vested with the Company. Reliance Patalganga Power Limited is a subsidiary of the Company.

A Gas Supply Master Agreement ("GSMA") has been executed between the Company and Reliance Industries Limited ("RIL") on January 12, 2006 (while the company was still under RIL's control), which represents substantially the whole of the Company's potential worth and asset and sets out, among other things the basis of determination of quantities of gas to be made available by RIL for purchase by Affiliates of the Company owning gas based power plants, the conditions and approvals subject to which such gas would be made available by RIL, and the price. A proforma Gas Sale Purchase Agreement for gas up to 28MMSCMD ("Base Volume GSPA") containing the detailed terms and conditions of supply of gas, to be executed between RIL and any gas purchasing Affiliate of the Company is annexed to the GSMA. An Amendment Agreement has also been executed on January 27, 2006 between RIL and the Company.

Please refer to the section "About Reliance Natural Resources Limited" and "Risk Factors" for more details. Copy of the Gas Supply Master Agreement and Amendment Agreement are also available as documents for inspection.

For details RPPL please see – the Section titled "Key Investments" on page 77 of this Information Memorandum

KEY INVESTMENTS

Pursuant to the Scheme, Gas Based Energy Undertaking of RIL comprising inter-alia. 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, stands vested with the Company. Reliance Patalganga Power Limited is a subsidiary of the Company. One of the source of income of the Company will be from this investment.

Reliance Patalganga Power Limited (RPPL)

Date of Incorporation : January 17, 1995

Principal Business : RPPL was incorporated with main objects relating to Generation and Distribution of Power, However the Company has not yet commenced revenue operations.

Shareholding Pattern of RPPL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding (RNRL)	50,000	100
B	Non Promoter Holding	Nil	Nil
C	Grand Total	**50,000**	**100**

Board of Directors

The Board of Directors of RPPL is set forth below:

- Anil C. Shah
- Abhijit Banerjee
- Paresh Rathod

Financial Performance:

The Company has not yet commenced any revenue operations.

Rs. In Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	NA	NA	NA	NA
PAT	NA	NA	NA	NA
Equity Capital	0.05	0.05	0.05	0.05
Reserves	NA	NA	NA	NA
EPS (Rs.)	NA	NA	NA	NA
Book Value (Rs.)	NA	NA	NA	NA

Details of listing and Highest & Lowest market price at the Stock Exchange during the preceding six months:

Equity Shares of RPPL are not listed at any Stock Exchange.

OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS

Except as described below, in relation to the persons named as Promoters, to the best of knowledge of the Company, there are no outstanding material litigations against or any disputes, tax liabilities, non payment of statutory dues, overdues to banks / financial institutions, defaults against banks / financial institutions, defaults in dues towards instrument holders like debenture holders, fixed deposits and arrears on cumulative preference shares issued by the Company, defaults in creation of full security as per terms of issue/ other liabilities, proceedings initiated for economic/ civil/ any other offences (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII of the Companies Act, 1956), no disciplinary action has been taken by SEBI / Stock Exchanges against the Company, its Directors, its promoters, and the companies/firms promoted by the Promoters.

1. Pending litigation in which Promoters were associated:

For Non Conversion of the Optionally Fully Convertible Debentures (OFCDs) issued by the erstwhile Reliance Polypropylene Limited, Santosh Tyagi, a holder of OFCDs filed a Criminal Case No. 14 of 1995 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance of the offence alleged and issued summons interalia to Anil Ambani. Against the Order taking cognizance, the Accused have filed a Revision before the Sessions Court which is pending disposal.

For Non Conversion of the Optionally Fully Convertible Debentures of the erstwhile Reliance Polyethylene Limited, Jairam Jangid has filed a Criminal Case No. 60 of 1998 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance and issued summons interalia to Anil Ambani. The High Court of Rajasthan at Jaipur, pending the disposal of the Petition filed by Anil Ambani for quashing the prosecution, has stayed the proceedings before the Special Court.

For the alleged non transfer of 200 shares of erstwhile Reliance Petroleum Limited, on a Complaint filed by one Shri Bharat Bhushan Singh, the Chief Judicial Magistrate, Patna, has taken cognizance of the offences alleged and issued summons, interalia, Anil Ambani under Section 403 and 420 read with section 120-B of Indian Penal Code. Pending the disposal of a Petition filed by the Accused for quashing the prosecution, the Hon'ble Patna High Court, has stayed the Criminal proceedings before the Chief Judicial Magistrate, Patna.

2. Reliance Capital Limited:

Dhyan Investments and Trading Company Limited ("Dhyan" for short) incorporated on 17th May 1991, was a wholly owned subsidiary of Reliance Capital Limited (then known as Reliance Capital and Finance Trust Limited) between January 1992 and January 1993. Since January 1993 Reliance Capital Limited ceased to hold any shares in Dhyan. By an Order dated 17.01.2001 the Special Court in a Misc. Petition No. 74 of 1995 filed by Canfina against Citibank, Hiten Dalal, Dhyan and two officers of Canfina ("Defendants" for short) interalia held the Defendants jointly and severally were liable to pay to Canfina a sum of Rs.22.12 Crores alongwith interest thereon in connection with certain transactions pertaining to Canpremium and Candouble securities which had been transacted in May 1992. The Appeals preferred by Citibank, Hiten Dalal, Dhyan and one Officer of Canfina in the Supreme Court have been admitted and are pending disposal. Citibank has deposited the entire decretal amount with Canara Bank to secure the decree. CBI has alleged criminal conspiracy among Hiten Dalal, Dhyan, two officers of Canfina and two officers of Citibank arising out of the facts alleged in the above Petition and filed a case in the Special Court. No charges have been framed. By a Notification dated 20.11.2001, Dhyan was notified under Section 3(2) of the Special Court Act, 1992. Dhyan has filed before the Special Court a Misc. Petition No. 25 of 2001 challenging the said notification and applied for being denotified. The said Petition is pending disposal.

3. Reliance Energy Limited:

From time to time, REL experiences routine litigation and disputes with counter parties in its normal course of business, which are typical that are experienced by power utilities. However, REL believes that none of such pending routine litigation or disputes either individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operation of the company. However the Major pending litigation, which will also not have any material adverse effect on the business or financial condition of the Company, are summarized below:

Standby Charges.

From the year 1998, a dispute over sharing of standby charges payable to MSEB is pending between REL and The Tata Power Company Limited (TPC). On remand by the Hon'ble Supreme Court, The Maharashtra Electricity Regulatory Commission (MERC) by its Order dated 31st May 2004 decided the issue and directed REL and TPC to share the same in the ratio of 23:77 and further directed TPC to refund Rs. 322 crore to REL i.e the excess amount paid/deposited by REL. REL and TPC has challenge the said order of MERC by filing first Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

TPC License interpretation.

It is the contentions of REL that TPC has no license to supply electricity to retail consumers. MERC by its Order dated 3rd July 2003 has held that TPC has a license to supply to all consumers but has restrained TPC from supplying electricity to new consumers whose maximum demand is less than 1000 KVA till level playing field is created. The said Order has been challenged by REL and also by TPC by filing Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

Take or pay and additional energy charges.

TPC in March 2002 has filed a petition before MERC claiming Rs. 125 crore from REL towards "Take or Pay and. Additional Energy Charges" pursuant to Principle of Agreement dated 31st January 1998. REL is of the view that this amount is not payable to TPC. The Petition is pending before MERC.

Rebate Issues.

To retain high value consumers and prevent their migration to TPC ,REL offered to its consumers certain rebate with effect from 1998. TPC challenged the decision of REL and filed a petition before MERC. MERC by its Order dated 20th February 2004 disallowed such rebate and treated this rebate of Rs. 350 crore as a notional income while computing the Aggregate Revenue Requirement for the period FY 1998 to FY 2004. REL has challenged the said Order by filing Appeal before the Appellate Tribunal for Electricity. The said Appeal is admitted and pending for hearing.

Flue Gas Desulphurization (FGD) at DTPS.

As directed by the Dahanu Taluka Environment Protection Authority (DTEPA) REL is in process of putting FGD plant at its Dahanu Thermal Power Station. For due compliance of the said Order of DTEPA, the Company was directed by the Bombay High Court to give a Bank Guarantee of Rs. 100 crore to Bombay High Court. REL has given the said Bank Guarantee.

Following is the summary position of pending litigation matters in respect of Income tax:

(a) Appeals pending at Income Tax Appellate Tribunal (ITAT):

Assessment Year 1988-89: Appeal involving aggregate amount of Rs.2.53 crores and tax impact of Rs.0.19 crores; Assessment Year 1991-92: Total four Appeals involving aggregate amount of Rs.21.86 crores & tax impact of Rs.11.31 crores; Assessment Year 1993-94: Total seven Appeals involving aggregate amount of Rs.52.76 crores & tax impact of Rs.27.31 crores; Assessment Year 1994-95: Total eight Appeals involving aggregate amount of Rs.101.22 crores & tax impact of Rs.52.38 crores; Assessment Year 1995-96: Total eight Appeals involving aggregate amount of Rs.153.25 crores & tax impact of Rs.70.50 crores; Assessment Year 1996-97: Total five Appeals involving aggregate amount of Rs.14.28 crores & tax impact of Rs.6.58 crores; Assessment Year 1997-98: Total four Appeals involving aggregate amount of Rs.33.66 crores & tax impact of Rs.14.47 crores; Assessment Year 1998-99: Total nine Appeals involving aggregate amount of Rs.52.18 crores & tax impact of Rs.0.08 crores; Assessment Year 1999-00: Total twelve Appeals involving aggregate amount of Rs.52.83 crores & tax impact of Rs.25.46 crores; Assessment Year 2000-01: Total ten Appeals involving aggregate amount of Rs.177.51 crores & tax impact of Rs.67.98 crores; Assessment Year 2001-02: Total thirteen Appeals involving aggregate amount of Rs.102.69 crores & tax impact of Rs.39.80 crores; and Assessment Year 2002-03: Total two Appeals involving tax impact of Rs.0.10 crores.

(b) Appeals pending at CIT (A) :

Assessment Year 2002-03: Total fourteen Appeals involving aggregate amount(addition/disallowance) of Rs.604.15 crores & tax impact of Rs.39.87 crores; and Assessment Year 2003-04: Total fifteen Appeals involving aggregate amount of Rs.360.33 crores & tax impact of Rs.19.92 crores.

(c) Appeals pending at High Court :

Assessment Year 1978-79: Total two Appeals involving aggregate amount of Rs.1.06 crores; Assessment Year 1979-80: Appeal involving aggregate amount of Rs.5.36 crores; Assessment Year 1980-81: Total two Appeals involving aggregate amount of Rs.4.08crores; and Assessment Year 1983-84: Total two Appeals involving aggregate amount of Rs 0.52 crores.

REL has paid all disputed Income Tax demands without prejudice. Hence any adverse ruling would not result in any adverse cash flow impact.

4. Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

Details of material litigation and defaults of the above Companies, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

GOVERNMENT APPROVALS

No government license / approval is required by the Company to carry on its activity.

REGULATORY AND STATUTORY DISCLOSURES

Authority for the Scheme

The Honorable High Court of Judicature at Bombay, vide its Order dated December 9, 2005 has approved the Scheme of Arrangement between Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed to Reliance Natural Resources Limited) ("RNRL"), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme").

Prohibition by SEBI

The Company, its directors, its promoters, other companies promoted by the promoters and companies with which the Company's directors are associated as directors have not been prohibited from accessing the capital markets under any order or direction passed by SEBI.

Caution

The Company accepts no responsibility for statements made otherwise than in the Information Memorandum or in the advertisements to be published in terms of Clause 8.3.5.4 of SEBI (DIP) Guidelines, 2000 or any other material issued by or at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his or her own risk. All information shall be made available by the Company to the public and investors at large and no selective or additional information would be available for a section of the investors in any manner.

Disclaimer Clause of the BSE

As required, a copy of this Information Memorandum has been submitted to BSE. The BSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the BSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

The BSE does not in any manner:

- warrant, certify or endorse the correctness or completeness of any of the contents of this Information Memorandum; or
- warrant that this Company's securities will be listed or will continue to be listed on the BSE; or
- take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed to mean that this Information Memorandum has been cleared or approved by the BSE. Every person who desires to apply for or otherwise acquire any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever.

Disclaimer Clause of the NSE

As required, a copy of this Information Memorandum has been submitted to NSE. The NSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the NSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

As required, a copy of the Information Memorandum has been submitted to NSE. It is to be distinctly understood that it should not in any way be deemed or construed that this Information Memorandum has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of

the contents of the Information Memorandum; nor does it warrant that our securities will be listed or will continue to be listed on the NSE; nor does it take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company.

Every Person who desires to acquires any of our securities may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against NSE whatsoever by reason of any loss which may be suffered by such Person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Filing

Copies of this Information Memorandum have been filed with BSE and NSE.

Listing

Applications have been made to BSE and NSE for permission to deal in and for an official quotation of the Equity Shares of the Company. The Company has nominated BSE as the Designated Stock Exchange for the aforesaid listing of the shares.

The Company shall ensure that all steps for the completion of necessary formalities for listing and commencement of trading at all the Stock Exchanges mentioned above within such period as approved by SEBI.

Demat Credit

The Company has executed Agreements with NSDL and CDSL for admitting its securities in demat form. On January 27, 2006 the Company made allotment of the equity shares and such shares were allotted in demat form to those shareholders who have provided necessary details to the Company and/or who were holding their shares in RIL in demat form, as on the Record Date.

Dispatch of Share Certificates

Upon allotment of Shares to eligible shareholders pursuant to the Scheme on January 27, 2006, the Company dispatched share certificates to those shareholders who were holding shares in RIL in physical form, as on the Record Date.

Expert Opinions

Save as stated in this Information Memorandum, we have not obtained any expert opinions.

Previous rights and public issues

The Company has not made any previous public or rights issue since incorporation.

Commission and brokerage on previous issues

Since the Company has not issued shares to the public in the past, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares since its inception.

Companies under the Same Management

There are no companies under the same management within the meaning of erstwhile Section 370 (1B) of the Companies Act, other than included in this Information Memorandum.

Promise vis-à-vis performance

This is the first time the Company is getting listed on the Stock Exchange

Outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company

There are no outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company.

Stock Market Data for Equity shares of the Company

Equity shares of the Company are not listed on any stock exchanges. The Company is seeking approval for listing of its shares through this Information Memorandum

Disposal of Investor Grievances

Karvy Computershare Private (Karvy) is the Registrars and Transfer Agents of the Company. Karvy has set up 18 Investor Relation Centres (IRCs) across the country to accept the documents/requests/complaints from the investors/shareholders of the Company.

The letters that are accepted at the IRCs are forwarded to the Central Processing Unit of Karvy's Hyderabad office. Documents/Letters are also received from the Investors directly at Hyderabad by courier/post.

All documents are received at the inward department, where the same are classified based on the nature of the queries/actions to be taken and coded accordingly. The documents are then electronically captured before forwarding to the respective processing units.

The documents are processed by professionally trained personnel. Subsequent to the completion of the process the documents are scrutinized thoroughly by independent firm(s) of Chartered Accountants appointed by the company.

The company has set up service standards for each of the various processors involved such as effecting the transfer/dematerialisation of securities/change of address ranging from 3-7 days. Karvy maintains an agewise analysis of the process to ensure that the standards are duly adhered to.

The Company has appointed Ashish Karyekar, Deputy Company Secretary as the Compliance Officer and he may be contacted in case of any problems. He can be contacted at the following address:

Ashish Karyekar
Reliance Natural Resources Limited,
H Block, 1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.
Telephone: 022-3038 6290
Fax: 022- 3037 6622
Email : secretarial.cell@rel.co.in

MAIN PROVISIONS OF THE ARTICLES OF ASSOCIATION OF RNRL

"**ADA**" means Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.

"**ADA Group**" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.

"**Affiliate**" of ADA or ADA Group means and includes:

a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and

b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.

21. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall keep a "Register of Transfers" and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share, Debenture or other Security held in a material form.

(b) Every instrument of transfer of Shares shall be in writing in the usual common form or in such form as may be prescribed under Section 108 of the Act and shall be delivered to the Company within such time as may be prescribed under the Act.

(c) (i) An application for the registration of a transfer of the Shares in the Company may be made either by the transferor or the transferee.

(ii) Where the application is made by the transferor and relates to partly paid Shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed both by the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such Share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) The Board shall have power on giving not less than seven days previous notice by advertisement in a newspaper circulating in the city, town or village in which the Office of the Company is situated to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days (45) in each year, as it may deem expedient.

(f) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other Requirements of Law, the Board may, at its own absolute and uncontrolled discretion and without assigning any reason, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which (i) the proposed transferee is a Person who is not permitted by any applicable law, regulation or guideline or any Requirements of Law, to acquire securities of the Company or (ii) if the Company has a lien upon the Shares or any of them or (iii) whilst any moneys in respect of the Shares desired to be transferred or any of them has remained unpaid or not or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that the proposed transferee is already a Member. But in such cases it shall, within one (1) month from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of a transfer shall be conclusive evidence of the approval of the Board of the transferee.

Provided that registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on Shares.

(g) Subject to the provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitled by transmission to any Shares or his

nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound to give any reason for such refusal and in particular may also decline in respect of Shares upon which the Company has a lien.

(h) Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a share certificate to several Members, involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

(i) In the case of the death of any one or more of the Members named in the Register of Members as the joint-holders of any Share, the survivors shall be the only Member or Members recognized by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on Shares held by him jointly with any other Person.

(j) The Executors or Administrators or holder of the Succession Certificate or the Legal Representatives of a deceased Member, (not being one of two or more joint-holders), shall be the only Members recognized by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognize such Executors or Administrators or holders of Succession Certificate or the Legal Representatives unless such Executors or Administrators or Legal Representatives shall have first obtained Probate or Letters of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that the Board may in its absolute discretion dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under these Articles register the name of any Person who claims to be absolutely entitled to the Shares standing in the name of a deceased Member, as a Member.

(k) The Board shall not knowingly issue or register a transfer of any share to a minor or insolvent or Person of unsound mind.

(l) Subject to the provisions of Articles, any Person becoming entitled to Shares in consequence of the death, lunacy, bankruptcy of any Member or Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Shares.

(m) A Person becoming entitled to a Share by reason of the death or insolvency of a Member shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Shares, except that he shall not, before being registered as a Member in respect of the Shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED THAT the Directors shall, at any time, give notice requiring any such Person to elect either to be registered himself or to transfer the Shares, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all Dividends, bonuses or other moneys payable in respect of the Shares until the requirements of the notice have been complied with.

(n) Every instrument of transfer shall be presented to the Company duly stamped for registration accompanied by such evidence as the Board may require to prove the title of the transferor, his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by order of the Board.

(o) In case of transfer and transmission of Shares or other marketable securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

(p) Before the registration of a transfer, the certificate or certificates of the Share or Shares to be transferred must be delivered to the Company along with (save as provided in Section 108 of the Act) a properly stamped and executed instrument of transfer.

(q) No fee shall be payable to the Company, in respect of the transfer or transmission of Shares, or for registration of any power of attorney, probate, letters of administration and succession certificate, certificate of death or marriage or other similar documents.

(r) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(s) The provision of these Articles shall subject to the provisions of the Act and any requirements of law *mutatis mutandis* apply to the transfer or transmission by operation of law to other Securities of the Company.

40. CHAIRMAN OF THE GENERAL MEETING

ADA, the Chairman of the Board shall preside as Chairman at every general meeting of the Company. In absence of ADA, or if he is not present within fifteen minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman of the meeting, the Vice-Chairman of the Board shall preside as Chairman of the meeting. If there is no Chairman or Vice Chairman, or none of them are present within fifteen minutes after the time appointed for holding the meeting, or are unwilling to act as Chairman of the meeting, the directors present shall elect one of their number to be the Chairman of the meeting. If at any meeting no Director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the chair is vacant.

44. PROMOTERS OF THE COMPANY

ADA Group shall be the promoter of the Company as defined under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 or any other statute, rules, regulations, guidelines or provisions of law (including any amendments, modifications or re-enactment thereof, for the time being in force) and shall exercise control over the Company, as defined under any such law.

45. DIRECTORS

(a) Unless otherwise determined by the Company in the General Meeting, the number of Directors shall not be less than 3 (three) and not more than such number as may be stipulated by the Act for the time being in force.

(b) (.......) *Deleted*

46. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) ADA shall be and shall continue as the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company and shall not be liable to retire by rotation. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) In the event of Article (a) becomes inoperative as envisaged in Article 88(c) the Board of Directors of the Company shall be entitled to appoint one among themselves as Chairman of the Board and determine the period for which each of them to hold such office.

(c) In absence of ADA or any appointed or nominated Chairman, or in the event of their being unwilling to act as the Chairman at any meeting of the Board, the members present at the Board meeting shall designate one among themselves to preside at such meeting as Chairman.

(d) All the Directors shall exercise their voting rights to ensure that these Articles are implemented and acted upon by them to prevent the taking of any action by the Company or by any Member, which is contrary to or with a view or intention to evade or defeat the terms as contained in these Articles.

47. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 313 of the Act, any Director shall be entitled to nominate an alternate director to act for him during his absence for a period of not less than 3 months (subject to such person being acceptable to the Chairman). The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State. If the term of the office of the Original Director is determined before he so returns to the State, any provisions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

48. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under these Articles. Any Person so appointed as an addition shall hold office only up to the date of the next Annual General Meeting. Any person appointed to fill a casual vacancy shall hold office only up to the date to which the Original Director in whose place he is appointed would have held office if it had not been vacated but shall be eligible for election.

49. DEBENTURE OR LENDER DIRECTORS

If it is provided by a Trust Deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/ Lender or Persons/ Lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/ Lender or Persons/ Lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/ Lender or Persons/ Lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares.

50. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification Shares of the Company.

51. REMUNERATION OF DIRECTORS

(a) Subject to the provisions of the Act, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the provisions of the Act, a Director (other than a Managing Director or an Executing Director) may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment, or

(ii) by way of commission.

(c) The remuneration payable to each Director for every Meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 310 of the Act.

52. SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration otherwise provided.

53. TRAVEL EXPENSES OF DIRECTORS

The Board may allow and pay to any Director who is not a bonafide resident of the place where the meetings of the Board/committee meetings are ordinarily held and who shall come to such place for the purpose of attending any meeting, such sum as the Board may consider fair compensation for raveling, , lodging and/ or other expenses, in addition to his fee for attending such Board Meetings/ committee meetings as above specified; and if any Director be called upon to go or reside out of his ordinary place of his residence on the Company's business, he shall be entitled to be repaid and reimbursed raveling and other expenses incurred in connection with the business of the Company.

54. CONTINUING DIRECTORS

The continuing Directors may act notwithstanding any vacancy in their body; but, if and so long as their number is reduced below the minimum number fixed by Article 45 hereof, the continuing Directors not being less than two may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting, but for no other purpose.

55. REMOVAL OF DIRECTORS

The Members may by passing a special resolution remove a director, before the expiry of his period of office.

56. DIRECTORS MAY CONTRACT WITH COMPANY

(a) A Director or his relative, a firm in which such Director or relative is a partner, any other Person in such firm, or a private company of which the Director is a member or director may enter into any contract with the Company for the sale, purchase or supply of any goods, materials or services or for underwriting the subscription of any shares in, or Debentures, of the Company, provided that the prior sanction of the Board and the Central Government is obtained in accordance with Section 297 of the Act.

(b) No sanction however shall be necessary to: -

(i) any sale, purchase or lease of immovable property; or

(ii) any purchase of goods and materials from the Company, or the sale of goods or materials to the Company, by any such Director, relative, firm, partner or private Company as aforesaid for cash at prevailing market prices; or

(iii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other, for sale, purchase or supply of any goods, materials and services, in which either the Company or the Director, relative, firm, partner or private company, as the case may be, regularly trades or does business, where the value of the goods and materials or the cost of such services do not exceed Rs.5,000 in the aggregate in any year comprised in the period of the contract or contracts.

Provided that in circumstances of urgent necessity, the Company may without obtaining the consent of the Board enter into any such contract or contracts with the Director, relative, firm, partner or private company, even if the value of such goods or materials or the cost of such services exceeds Rs.5,000 in the aggregate in any year comprised in the period of the agreement, if the consent of the Board shall be obtained to such contract or contracts at a Meeting within three months of the date on which the contract was entered into.

(c) The Director, so contracting or being so interested shall not be liable to the Company for any profit realized by any such contract or the fiduciary relation thereby established.

57. DISCLOSURE OF INTEREST

(a) A Director of the Company who is in any way, whether directly or indirectly concerned or interested in a contract or arrangement, or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, shall disclose the nature of his concern or interest at a Meeting of the Board in the manner provided in Section 299(2) of the Act; Provided that it shall not be necessary for a Director to disclose his concern or interest in any such contract or arrangement entered into or to be entered into with any other company where any of the Directors of the company or two or more of them together holds or hold not more than 2 per cent of the Paid-up Share Capital in the other company or the Company as the case may be. A general notice given to the Board by the Director, to the effect that he is a director or member of a specified body corporate or is a member of a specified firm and is to be regarded as concerned or interested in any contract or arrangement which may, after the date of the notice, be entered into with that body corporate or firm, shall be deemed to be a sufficient disclosure of concern or interest in relation to any contract or arrangement so made. Any such general notice shall expire at the end of the Financial Year in which it is given but may be renewed for a further period of one Financial Year at a time by a fresh notice given in the last month of the Financial Year in which it would have otherwise expired. No such general notice, and no renewal thereof shall be of effect unless, either it is given at a Meeting of the Board or the Director concerned takes reasonable steps to secure that it is brought up and read at the first Meeting of the Board after it is given.

(b) No Director shall as a Director, take any part in the discussion of, vote on any contract or arrangement entered into or to be entered into by or on behalf of the Company, if he is in any way, whether directly or indirectly, concerned or interested in such contract or arrangements; nor shall his presence count for the purpose of forming a quorum at the time of any such discussion or vote; and if he does vote, his vote shall be void; provided however that nothing herein contained shall apply to:-

(i) any contract or indemnity against any loss which the Directors, or any one or more of them, may suffer by reason of becoming or being sureties or a surety for the Company;

(ii) any contract or arrangement entered into or to be entered into with a public company or a private company which is subsidiary of a public company in which the interest of the Director consists solely,

(I) in his being –

(x) a director of such company, and

(y) the holder of not more than shares of such number or value therein as is requisite to qualify him for appointment as a Director thereof, he having been nominated as such Director by this Company, or

(II) in his being a member holding not more than 2 per cent of its Paid-up Share Capital.

(c) Subject to the provisions of Section 314 and other applicable provisions, if any, of the Act, any Director of the Company, any partner or relative of such Director, any firm in which such Director or a relative of such Director is a partner, any private company of which such Director is a director or member, and any director or manager of such private company, may hold any office or place of profit in the Company.

(d) The Company shall keep a Register in accordance with Section 301(1) of the Act and shall within the time specified in Section 301(2) of the Act enter therein such of the particulars as may be relevant having regard to the application thereto of Section 297 or Section 299 of the Act, as the case may be. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Article (c)(a). The Register shall be kept at the Registered Office of the Company and shall be open to inspection at such Office, and extracts may be taken therefrom and copies thereof may be required by any Member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

(e) A Director may be or become a Director of any Company promoted by the Company, or on which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any benefits received as director or shareholder of such Company except in so far as Section 309(6) or Section 314 of the Act may be applicable.

58. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:-

(i) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(ii) retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so reappointed;

(iii) he is not qualified or is disqualified for appointment;

(iv) a resolution whether special or ordinary is required for the appointment or reappointment by virtue of any provisions of the Act.

(v) the proviso to subsection (2) of Section 263 of the Act is applicable to this case.

59. COMPANY MAY INCREASE OR REDUCE THE NUMBER OF DIRECTORS.

Subject to Article 45(a) and Section 252, 255, 258 and 259 of the Act and these Articles, the Company may, by Ordinary Resolution, from time to time, increase or reduce the number of Directors, and may alter their qualifications and the Company may, (subject to the provisions of Article 55), remove any Director before the expiration of his period of office and appoint another qualified in his stead. The person so appointed

shall hold office during such time as the Director in whose place he is appointed would have held the same if he had not been removed.

60. REGISTER OF DIRECTORS ETC.

(a) The Company shall keep at its Office, a Register containing the particulars of its Directors, Managing Directors, Manager, Secretaries and other Persons mentioned in Section 303 of the Act, and shall otherwise comply with the provisions of the said Section in all respects.

(b) The Company shall in respect of each of its Directors also keep at its Office a Register, as required by Section 307 of the Act, and shall otherwise duly comply with the provisions of the said section in all respects.

61. DISCLOSURE BY DIRECTOR OF APPOINTMENT TO ANY OTHER BODY CORPORATE.

(a) Every Director, (including a person deemed to be a Director by virtue of the Explanation to Sub-Section (1) of Section 303 of the Act), a Managing Director, Manager, or Secretary of the Company shall, within thirty days of his appointment to any of the above offices or as the case may be, relinquishment of, such offices, in any other body corporate disclose to the Company, the particulars relating to his office in the other body corporate which are required to be specified under Sub-Section (1) of Section 303 of the Act.

(b) Every Director and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act, shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of enabling the Company to comply with the provisions of that Section.

62. MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director/s or Manager or Executive Director(s), of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director/s or Manager or Executive Director(s), such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. The terms of appointment of Managing Director/s or Manager or Executive Director(s), shall be the terms on which such persons shall be appointed by the Board. The Managing Director/s or Manager or Executive Director(s), as the case may be, so appointed, shall be responsible for and in charge of the day to day management and affairs of the Company and subject to the provisions of the Act and these Articles, the Board shall vest in such Managing Director/s or Manager or Executive Director(s), as the case may be, all the powers vested in the Board generally.

63. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

Notwithstanding anything contained herein, a Managing Director(s)/ Executive Director(s)/ Manager shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of a Director he shall ipso facto and immediately cease to be a Managing Director(s)/ Executive Director(s) / Manager, and if he ceases to hold the office of a Managing Director(s)/ Executive Director(s) / Manager he shall ipso facto and immediately cease to be a Director.

64. REMUNERATION OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

The remuneration of the Managing Director(s) or Executive Director(s) or Manager shall (subject to Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) be fixed by the Directors, from time to time and may be by way of fixed salary and/or perquisites or commission or profits of the Company or by participation in such profits, or by any or all these modes or any other mode not expressly prohibited by the Act.

65. POWER AND DUTIES OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

Subject to the superintendence, control and direction of the Board, the day-to-day management of the Company shall be in the hands of the Managing Director(s) or Executive Director(s) or Manager in the manner as deemed fit by the Board and subject to the provisions of the Act, and these Articles, the Board may by resolution vest any such Managing Director(s) or Executive Director(s) or Manager with such of the powers hereby vested in the Board generally as it thinks fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to the provisions of the Act, and these Articles confer such power either collaterally with or to the exclusion of or in substitution for all or any of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

66. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) The Board may meet for the dispatch of the business, adjourn and otherwise regulate its meetings on a date, time and venue as indicated by the Chairman, provided however, the Board shall meet once in every three calendar months and at least four times in a year in accordance with Section 285 of the Act or any statutory modifications thereof.

(b) The Company Secretary shall as and when, directed by the Chairman convene a meeting of the Board by giving a notice in writing to every Director.

(c) The Board of Directors may meet either at the Office of the Company, or at any other location in India or outside India as the Chairman may determine.

(d) Prior notice of every meeting of the Board shall be given in writing to every Director for the time being at his usual address in India and in the case of a Director resident outside India, at his address outside India and to his alternate, if any in India at his usual address in India.

(e) If permissible under applicable Requirements of Law, a Director may attend Board Meetings by any video or audio conferencing facility that permits simultaneous communication between participants.

67. QUORUM FOR BOARD MEETING

Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be presence of at least one-third of its total strength or two directors, whichever is higher.

Provided that where at any time the number of interested directors exceeds or is equal to two thirds of the total strength, the number of the remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two shall be the quorum.

68. ADJOURNED BOARD MEETING FOR WANT OF QUORUM

(a) If any duly convened Board Meeting cannot be held for want of a quorum, in terms of Article 0 above then such a meeting shall automatically stand adjourned till the same day in the next week, after the original Meeting at the same time and place, or if that day is a public holiday, on the next succeeding day which is not a public holiday to the same time and place Provided however, the adjourned meeting may be held on such other date and such other place as may be unanimously agreed by all the Directors.

(b) If in the event of a quorum once again not being available at such an adjourned meeting, the Directors present shall constitute the quorum and may transact business for which the meeting has been called.

69. QUESTIONS AT BOARD MEETINGS HOW DECIDED

(a) Questions arising at any meeting of the Board, other than as specified in these Articles, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote.

(b) No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

70. POWERS OF THE BOARD

Subject to the provisions of the Act and these Articles: -

(a) The Board of Directors shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do.

(b) The Board of Directors is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

71. COMMITTEES AND DELEGATION BY THE BOARD

(a) Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 292 of the Act, delegate any of their powers to the Managing Director(s), the Executive Director(s) or Manager or the Chief Executive Officer of the Company. The Managing Director(s), the Executive Director(s) or the Manager or the Chief Executive Officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the provisions of the Act, any requirements of law and anything stated in these Articles the Board may delegate any of their powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes, but every Committee of the Board so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfillment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) (…………..) *Deleted*

(d) The Meetings and proceedings of any such Committee of the Board consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

72. ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT

All acts done at any Meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

73. RESOLUTION BY CIRCULAR

Subject to Sections 289 and 292 of the Act and the provisions as contained in these Articles, no resolution shall be deemed to have been passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft together with the necessary papers, if any, to all Directors, or to all members of the Committee, whether in India or not (not being less in number than the quorum fixed for a meeting of the Board or Committee, as the case may be), and to all other Directors or members of the

Committee at their usual address in India or elsewhere, and has been approved by all such Directors or members of the Committee, or by a majority of such of them as are entitled to vote on the resolution.

85. DISTRIUTION OF ASSETS IN SPECIE OR KIND UPON WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members.

86. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The Members shall vote all the Shares owned or held of record by such Members at any Annual or Extraordinary General Meeting of the Company in accordance with these Articles.

(b) The Members shall not pass any resolution or take any decision which is contrary to any of the terms of these Articles.

(c) Notwithstanding anything stated in these Articles, if the ADA Group ceases to be the largest shareholder of the Company, then neither ADA nor the ADA Group will be entitled to the rights as stipulated in Articles 40, 44, and 46.

OTHER INFORMATION

Material Contracts and Documents for Inspection

The following contracts (not being contracts entered into in the ordinary course of business carried on by our Company or entered into more than two years before the date of this Information Memorandum) which are or may be deemed material have been entered or to be entered into by our Company.

Copies of the following documents will be available for inspection at the Registered office of the Company on any working day (i.e. Monday to Friday and not being a bank holiday in Mumbai) between 11.00 am to 1:00 pm upto seven days from the date of filing of this Information Memorandum.

Documents for Inspection:

1. Memorandum and Articles of Association, as amended till date

2. Certification of incorporation.

3. Reports of the Statutory Auditors of the Company dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

4. Reports of the Statutory Auditors of RPPL dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

5. Copy of the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective Shareholders and Creditors sanctioned by the Hon'ble High Court of Bombay vide its order dated December 9, 2005

6. Copy of the Order dated December 9, 2005 of the Hon'ble High Court of Judicature at Bombay approving the Scheme of Arrangement.

7. Tripartite Agreement with NSDL dated January 19, 2006 and CDSL dated January 25, 2006

8. SEBI CFD/DIL/SC/58126/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957 (SCRR) for the purpose of listing of shares of the Company.

9. Gas Supply Master Agreement dated January 12, 2006 entered into between Reliance Industries Limited (RIL), and the Company and Amendment Agreement dated January 27, 2006 also entered into between RIL and the Company.

10. Trade Mark Management Agreement dated January 12, 2006, entered into among Reliance Industries Limited , the Company, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited

11. Non Competition Agreement dated January 12, 2006, entered into among Reliance Industries LimitedRIL , Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited.

DECLARATION

All statements made in this Information Memorandum are true and correct

BY THE ORDER OF THE BOARD OF DIRECTORS

FOR RELIANCE NATURAL RESOURCES LIMITED

DY. COMPANY SECRETARY AND MANAGER